Exhibit 99.1
MAZOR ROBOTICS LTD.

October 19, 2018

To the Shareholders of Mazor Robotics Ltd.:

You are cordially invited to attend the Special General Meeting of Shareholders of Mazor Robotics Ltd. (“Mazor”, the “Company” or our “Company”), to be held at Luchtenstein Levy Wiseman, Law Offices at 5 Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel, on November 19, 2018, at 4:00 p.m. (Israel time), and thereafter as it may be adjourned from time to time (the “Special Meeting”).

As you may know, on September 20, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Given Imaging Ltd., a company organized under the laws of the State of Israel, Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel, Oridion Systems Ltd., a company organized under the laws of the State of Israel, Covidien Israel Holdings Ltd., a company organized under the laws of the State of Israel (collectively and individually, “Parent”), each of which is an indirect subsidiary of Medtronic plc (“Medtronic”), and Belinom Ltd., a company organized under the laws of the State of Israel and wholly owned by Parent (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Sections 314-327 of the Israeli Companies Law, 5759-1999, of the State of Israel (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and the Company will become collectively wholly owned by Parent and Covidien Group S.a.r.l (“CovLux”), a Luxembourg company and an indirect wholly-owned subsidiary of Medtronic (the “Merger”).  At the Special Meeting, you will be asked to approve: (i) the Merger; (ii) the Merger Agreement; (iii) the consideration to be received by the shareholders of Mazor (other than CovLux) in the Merger (the “Merger Consideration”), consisting of US$29.25 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Mazor, par value NIS 0.01 per share (including with respect to ordinary shares underlying American Depositary Shares of the Company (“ADSs”), the “Ordinary Shares”) owned immediately prior to the effective time of the Merger; (iv) in connection with the renewal of our directors’ and officers’ (“D&O”) liability insurance policy, the amendment of the Company’s Compensation Policy for Officers and Directors such that the annual premium limit for D&O liability insurance shall be increased to US$1,500,000; (v) the purchase by Mazor of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger, as permitted under the Merger Agreement; (vi) the accelerated vesting of (if unvested) and cancellation of each outstanding option to purchase Ordinary Shares of Mazor (including those granted to Mazor’s officers and directors) in exchange for the right to receive a lump sum cash payment equal to the product of the excess, if any, of the Merger Consideration over the applicable per share exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (vii) the accelerated vesting of (if unvested) and cancellation of each outstanding restricted stock unit (“RSU”) (including those granted to Mazor’s officers) in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSUs, without interest and subject to applicable withholding taxes; (viii) the payment by Mazor of special transaction bonuses to officers of Mazor in connection with the Merger and subject to the completion of the Merger, as permitted under the Merger Agreement; and (ix) all other transactions and arrangements contemplated by the Merger Agreement (items (i) through (ix) in this proposal, the “Merger Proposal”).  Each of the foregoing items is further described in the Proxy Statement for the Special Meeting.

Our Board of Directors (the “Board”) has: (a) determined that the Merger Proposal is fair to, and in the best interests of, our Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation will be unable to fulfill the obligations of our Company to its creditors; (b) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; (c) adopted further resolutions supporting the transactions contemplated by the Merger Agreement; and (d) determined to recommend that the shareholders of our Company approve the Merger Proposal.

OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Approval of the Merger Proposal will require the affirmative vote of holders of at least a majority of the Ordinary Shares voted at the Special Meeting, provided (x) such majority includes more than 50% of the Ordinary Shares voted (not counting any abstentions) by shareholders that are not Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing and (y) either (i) such majority includes the affirmative vote of at least a majority of the total votes cast by shareholders who are present and voting (not counting any abstentions) who are not “controlling shareholders” of the Company and do not have a “personal interest” (each as defined in the ICL) in the matter, or (ii) the total number of Ordinary Shares voted against the Merger Proposal by shareholders who are neither “controlling shareholders” of the Company nor have a “personal interest” in the matter who were present and voted, does not exceed 2% of the total voting rights in the Company.  Record holders of our outstanding Ordinary Shares as of the close of business on October 18, 2018, the record date for the Special Meeting (the “Record Date”), are entitled to participate in and to vote at the Special Meeting, and are entitled to one vote at the Special Meeting per Ordinary Share held.  Our outstanding Ordinary Shares constitute the only outstanding class of our share capital.

Enclosed with this letter you will find a copy of the Notice of the Special Meeting originally published by the Company on September 24, 2018 (subsequently revised to reflect the updated Record Date) and the Proxy Statement for the Special Meeting. The enclosed Proxy Statement and the attachments thereto contain important information about the Special Meeting, the Merger Agreement, the Merger, and all the other transactions contemplated by the Merger Agreement and you are urged to read them carefully and in their entirety.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF SHARES YOU OWN.  ACCORDINGLY, YOU ARE URGED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM AND SUBMIT IT, AS SOON AS POSSIBLE, PURSUANT TO THE INSTRUCTIONS PROVIDED THEREIN, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING.  IF YOU ARE ENTITLED TO ATTEND THE MEETING, THIS WILL NOT PREVENT YOU FROM REVOKING YOUR PROXY CARD OR VOTING INSTRUCTIONS AND VOTING YOUR ORDINARY SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

Thank you for your cooperation.

/s/ Jonathan Adereth Jonathan Adereth Chairman of the Board of Directors

MAZOR ROBOTICS LTD.
5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel

NOTICE OF SPECIAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON
NOVEMBER 19, 2018

[As originally published on September 24, 2018
(subsequently revised to reflect the updated Record Date)]

September 24, 2018
Dear Shareholders,

We cordially invite you to attend a special general meeting of shareholders of Mazor Robotics Ltd. (“Mazor”) to be held at Luchtenstein Levy Wiseman, Law Offices at 5 Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel, on November 19, 2018 at 4:00 p.m. (Israel time) (the “special general meeting” or “meeting”).

The special general meeting is being called to consider the approval of: (i) the acquisition of the entire share capital of Mazor by subsidiaries of Medtronic plc, an Irish public limited company (“Medtronic”) (namely, Given Imaging Ltd., a company organized under the laws of the State of Israel (“Parent 1”), Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel (“Parent 2”), Oridion Systems Ltd., a company organized under the laws of the State of Israel (“Parent 3”), Covidien Israel Holdings Ltd., a company organized under the laws of the State of Israel (“Parent 4” and together with Parent 1, Parent 2 and Parent 3, collectively and individually, the “Parent”)) (other than the share capital of Mazor held by Covidien Group S.a.r.l, a Luxembourg company and a wholly-owned subsidiary of Medtronic (“CovLux”)), pursuant to the Agreement and Plan of Merger, dated as of September 20, 2018 (as it may be amended from time to time, the “Merger Agreement”), through the merger of Belinom Ltd., a company organized under the laws of the State of Israel and wholly owned by Parent (“Merger Sub”) with and into Mazor, so that following such merger, Merger Sub will cease to exist and Mazor will be collectively wholly owned by Parent and CovLux (the “Merger”); (ii) the Merger Agreement; (iii) the consideration to be received by the shareholders of Mazor in the merger, consisting of US$29.25 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Mazor owned immediately prior to the effective time of the merger (the “Merger Consideration”); (iv) in connection with the renewal of the directors’ and officers’ liability insurance policy, the amendment of the Compensation Policy such that the relevant premium limit shall be increased; (v) the purchase by Mazor of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger, as permitted under the Merger Agreement; (vi) the accelerated vesting of (if unvested) and cancellation of each outstanding option to purchase ordinary shares of Mazor (including those granted to Mazor’s officers and directors) in exchange for the right to receive a lump sum cash payment equal to the product of the excess, if any, of the Merger Consideration over the applicable per share exercise price of such option, and the total number of ordinary shares underlying such option, without interest and subject to applicable withholding taxes; (vii) the accelerated vesting of (if unvested) and cancellation of each outstanding RSU (including those granted to Mazor’s officers and directors) in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of the Merger Consideration and the number of ordinary shares subject to such RSUs, without interest and subject to applicable withholding taxes; (viii) the payment by Mazor of special transaction bonuses to officers of Mazor in connection with the merger transaction and subject to the completion of the Merger, as permitted under the Merger Agreement; and (ix) all other transactions and arrangements contemplated by the Merger Agreement, a copy of which is attached to Mazor’s Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission (the “SEC”) on September 24, 2018. We refer to items (i) through (ix) in this proposal as the “Merger Proposal”.

The foregoing approval is being sought pursuant to the requirements of the Companies Law, 5759-1999, of the State of Israel (the “Companies Law”).

The approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of Mazor’s ordinary shares (including ordinary shares underlying Mazor ADSs, “Company Shares”) voted at the meeting, provided (x) such majority includes more than 50% of the Company Shares voted (not counting any absentee votes) by shareholders that are not Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing and (y) either (i) such majority includes the affirmative vote of at least a majority of the total votes cast by shareholders who are present and voting (not counting any absentee votes) who are not “controlling shareholders” of Mazor and do not have a “personal interest” (each as defined in the Companies Law) in the matter, or (ii) the total number of Company Shares voted against the Merger Proposal by shareholders who are neither “controlling shareholders” of Mazor nor have a “personal interest” in the matter who were present and voted, does not exceed 2% of the total voting rights in the Company.

Pursuant to the Company’s articles of association, the quorum required for the special general meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued and outstanding share capital.

Only holders of record of Mazor ordinary shares at the close of business on October 18, 2018 (the “Record Date”) are entitled to attend and vote at the special general meeting or any adjournment or postponement thereof.

A shareholder, whose ordinary shares are registered with a member of the Tel Aviv Stock Exchange Ltd. (the “TASE”), is required to prove his or her share ownership to vote at the Special Meeting. Such shareholder shall provide the Company with an ownership certificate (as of the Record Date) from that TASE member and is entitled to receive the ownership certificate in the branch of that TASE member or, if the shareholder so requests, by mail to his or her address (in consideration of mailing fees only).  Such a request should be made in advance for a particular securities account.

Further information regarding the Proposal will be included in the Company’s proxy statement, which will be mailed to the Company’s shareholders in advance of the Special Meeting. The proxy statement will be furnished to the SEC on Form 6-K and will be available to the public on the SEC’s website at www.sec.gov and, in addition, at the Israeli Securities Authority’s (the “ISA”) website at http://www.magna.isa.gov.il or at the TASE’s website at http://maya.tase.co.il. A form of proxy card will be enclosed with the proxy statement.

Whether or not you plan to attend the special general meeting, it is important that your shares be represented and voted at the meeting. Accordingly, after reading the notice of special general meeting of shareholders and the proxy statement, when it becomes available, please complete and submit your proxy or voting instructions as follows:

(i)	If you hold Mazor ADSs, follow the voting instructions which will be provided to you by Bank of New York Mellon, as Depositary of Mazor’s ADS program (the “Depositary”).

(ii)
If you hold your shares through a member of the TASE, you may vote your shares (a) in person at the meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings), 5760-2000, as proof of ownership of the shares (see above), (b) by sending such certificate along with a duly executed proxy card to Mazor at 5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel, Attention: Laura Levi, Legal Counsel, email: laura@Mazorrobotics.com, or (c) via the ISA’s electronic voting system (in the case of (b) or (c), votes must be received no later than six (6) hours before the time fixed for the meeting, i.e., 10:00 a.m. (Israel time), on November 19, 2018).

In accordance with the Companies Law and the regulations promulgated thereunder, a shareholder may submit a written position statement in English to us, expressing its position on the Merger Proposal, no later than November 9, 2018, at the following address: Mazor Robotics Ltd., 5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel, Attention: Laura Levi, Legal Counsel. We will publish timely delivered position statements by way of furnishing a report on Form 6-K to the SEC and TASE.

Additionally, in accordance with, and subject to, the provisions of the Companies Law and the regulations promulgated thereunder, certain of our shareholders may present proposals for consideration at the meeting by submitting their proposals in writing to the Company no later than October 1, 2018, provided that such proposal is appropriate for consideration by shareholders at the meeting. Such proposals should be submitted in writing to us at the following address: Mazor Robotics Ltd., 5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel, Attn: Laura Levi, Legal Counsel. If our board of directors determines that a shareholder proposal has been duly and timely received and is appropriate for inclusion in the agenda of the meeting, we will publish a revised agenda for the meeting in accordance with the provisions of the Companies Law and the regulations promulgated thereunder by way of issuing a press release or furnishing a report on Form 6-K to the SEC and TASE; however, the Record Date for the meeting will not change.

We currently know of no other business to be transacted at the special general meeting, other than as set forth above; but, if any other matter is properly presented at the meeting, the persons named in the proxy card will (to the extent permitted by applicable law) vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Sincerely, Jonathan Adereth Chairman of the Board of Directors

v

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the special general meeting, Mazor intends to send to its shareholders of record as of the Record Date, and will forward to the Depositary for distribution to the holders of Mazor ADS as of the Record Date, a proxy statement describing the Merger Proposal to be voted upon at the meeting, as well as logistical information related to the meeting.

Along with the proxy statement, Mazor will also send a proxy card or voting instruction card enabling shareholders to submit their votes on that proposal. In addition, voting instructions for holders of Mazor ADSs will be distributed by the Depositary to holders of Mazor ADSs as of the Record Date.

Mazor will also be furnishing copies of the proxy statement and form of proxy card to the SEC and TASE as exhibits to a Report of Foreign Private Issuer on Form 6-K to be filed by Mazor.

A shareholder whose ordinary shares are registered with a TASE member and are not registered on the Company’s shareholders’ register is entitled to receive from the TASE member who holds the ordinary shares on the shareholder’s behalf, by e-mail, for no charge, a link to the text of the proxy card and to the position notices posted on the ISA’s website, unless the shareholder notified the TASE member that he or she is not interested; provided, that such notice was provided with respect to a particular securities account prior to the Record Date.

SHAREHOLDERS (AND HOLDERS OF ADSs) ARE URGED TO CAREFULLY READ THE PROXY STATEMENT AND THE OTHER RELEVANT MATERIALS WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, PARENT, THE PROPOSED TRANSACTION AND RELATED MATTERS. The proxy statement (when available) and proxy card, as well as any position notices, may be obtained without charge at the SEC’s website at www.sec.gov and, in addition, at the ISA’s website at http://www.magna.isa.gov.il or at the TASE’s website at http://maya.tase.co.il. All shareholders are entitled to contact the Company directly and receive the text of the proxy materials and any position notice. In addition, the proxy statement and proxy card, as well as any position notices, will be available for inspection at the Company’s offices, which are located at 5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel. The Company’s phone number is +972-4-6187101.

FORWARD-LOOKING STATEMENTS

This notice contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed transaction and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about the Company’s business and its future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) the Company may be unable to obtain shareholder approval for the proposed transaction; (2) the Company may be unable to obtain in a timely manner or at all the required regulatory approvals or satisfy other conditions to the closing of the proposed transaction; (3) the proposed transaction may involve unexpected costs, liabilities or delays; (4) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction and diversion of management attention on transaction-related matters; (5) the outcome of any legal proceedings related to the proposed transaction; (6) the Company may be adversely affected by other economic, business, and/or competitive factors; (7) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (8) the ability to recognize benefits of the proposed transaction; (9) risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the proposed transaction; (10) impact of the transaction on relationships with customers, distributors and suppliers; (11) other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all; and (12) other risks and factors disclosed in the Company’s filings with the SEC, including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Operating Results and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 30, 2018.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. Except to the extent expressly required under applicable law, the Company undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD OR VOTING INSTRUCTIONS BE
COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

SPECIAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MONDAY, NOVEMBER 19, 2018

INTRODUCTION

On September 20, 2018, Mazor Robotics Ltd. (which we refer to as Mazor, the Company or our Company) entered into an Agreement and Plan of Merger (which we refer to as the Merger Agreement) with Given Imaging Ltd., a company organized under the laws of the State of Israel, Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel, Oridion Systems Ltd., a company organized under the laws of the State of Israel, Covidien Israel Holdings Ltd., a company organized under the laws of the State of Israel (which we refer to, collectively and individually, as Parent), each of which is an indirect subsidiary of Medtronic plc (which we refer to as Medtronic), and Belinom Ltd. (which we refer to as Merger Sub), a company organized under the laws of the State of Israel and wholly owned by Parent. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Sections 314-327 of the Israeli Companies Law, 5759-1999, of the State of Israel (which we refer to as the ICL), following which Merger Sub will cease to exist as a separate legal entity and the Company will become collectively wholly owned by Parent and Covidien Group S.a.r.l (which we refer to as CovLux), a Luxembourg company and an indirect wholly-owned subsidiary of Medtronic (which we refer to as the Merger).

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors (which we refer to as the Board) of proxies to be used at a special general meeting of shareholders (which, as it may be adjourned or postponed from time to time, we refer to as the Special Meeting), to be held at Luchtenstein Levy Wiseman, Law Offices at 5 Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel, on November 19, 2018, at 4:00 p.m. (Israel time) and thereafter as it may be adjourned from time to time.  We are first making available this Proxy Statement, the accompanying notice, letter to shareholders, Proxy Card and voting instructions on or about October 19, 2018 to the holders of our ordinary shares, par value NIS 0.01 per share (which, including with respect to ordinary shares underlying American Depositary Shares of Mazor (which we refer to as ADSs), we refer to as Ordinary Shares) entitled to participate in and to vote at the Special Meeting.  All references to “Mazor,” “the Company,” “we,” “us,” “our” and “our Company,” or words of like import, are references to Mazor Robotics Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders and holders of ADSs and all references to “$” or to “US$” are to United States dollars and all references to “NIS” are to New Israeli Shekels.

At the Special Meeting, shareholders will be asked to consider and vote on the approval of the following, as part of one proposal:

(i)	the Merger;

(ii)	the Merger Agreement;

(iii)
the consideration to be received by the shareholders of Mazor (other than CovLux) in the Merger (which we refer to as the Merger Consideration), consisting of US$29.25 per share in cash, without interest and less any applicable withholding taxes, for each Ordinary Share of Mazor owned immediately prior to the effective time of the Merger;

(iv)
in connection with the renewal of our directors’ and officers’ (which we refer to as D&O) liability insurance policy, the amendment of the Company’s Compensation Policy for Officers and Directors such that the annual premium limit for D&O liability insurance shall be increased to US$1,500,000;

(v)	the purchase by Mazor of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger, as permitted under the Merger Agreement;

(vi)
the accelerated vesting of (if unvested) and cancellation of each outstanding option to purchase Ordinary Shares of Mazor (including those granted to Mazor’s officers and directors) in exchange for the right to receive a lump sum cash payment equal to the product of the excess, if any, of the Merger Consideration over the applicable per share exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes;

(vii)
the accelerated vesting of (if unvested) and cancellation of each outstanding restricted stock unit (which we refer to as an RSU) (including those granted to Mazor’s officers) in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSUs, without interest and subject to applicable withholding taxes;

(viii)	the payment by Mazor of special transaction bonuses to officers of Mazor in connection with the Merger and subject to the completion of the Merger, as permitted under the Merger Agreement; and

(ix)	all other transactions and arrangements contemplated by the Merger Agreement.

We refer to items (i) through (ix) as the Merger Proposal.  Each of the foregoing items is further described in this Proxy Statement.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL.

Shareholders Entitled to Vote

Shareholders of record who held Ordinary Shares as of the close of business on October 18, 2018 (which we refer to as the Record Date) are entitled to participate in and to vote at the Special Meeting.  Shareholders who were registered in the Company’s shareholders registry as of the Record Date and shareholders who held shares through members of the Tel Aviv Stock Exchange Ltd. (which we refer to as the TASE) as of the Record Date may vote either in person at the Special Meeting or, if not attending the Special Meeting, may vote via proxy card, electronically or by appointing a proxy to attend the Special Meeting (as detailed in subsections (i) through (iii) below, respectively):

(i)
The Israeli Companies Regulations (Deeds of Vote and Position Notices), 5766-2005, states that shareholders who will not attend the Special Meeting in person may vote by completing the second part (part ‘B’) of the Proxy Card (ktav hatzba’a) and returning it promptly (and in any event at least six hours prior to the scheduled time of the Special Meeting) to the Company at its registered address.

(ii)
If your shares are held on the TASE, you can also vote via the electronic voting system of the Israeli Securities Authority, after receiving a personal identifying number, an access code and additional information regarding the Special Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours prior to the scheduled time of the Special Meeting.

(iii)
The Company’s Articles of Association also allow you to appoint a proxy to vote in your stead (whether personally or by means of a Proxy Card) at the Special Meeting, as long as the proxy is delivered to the Company at its registered address at least forty-eight (48) hours prior to the scheduled time of the Special Meeting.

If you are a beneficial owner of shares registered in the name of a member of the TASE and you wish to vote, either by appointing a proxy, by Proxy Card or in person by attending the Special Meeting, you must deliver to us a proof of ownership in accordance with the ICL, and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided both in this Proxy Statement and in the enclosed Proxy Card.

Shareholders who held Ordinary Shares as of the Record Date through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depositary, are considered to be beneficial owners of shares held in “street name”.  These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Special Meeting, but may not actually vote their shares in person at the Special Meeting.  The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for beneficial owners to use in directing the holder of record how to vote the shares. Such holders should follow the instructions provided by their bank, broker or other nominee.

Holders of ADSs, who held ADSs as of the Record Date, may instruct The Bank of New York Mellon (which we refer to as the Depositary) how to vote the Ordinary Shares underlying their ADSs and the Depositary will endeavor to vote (or will endeavor to cause the vote of) the Ordinary Shares it holds on deposit at the Special Meeting in accordance with the voting instructions, the form of which is attached as Appendix D to this Proxy Statement, timely received from holders of ADSs as of the Record Date. The Depositary must receive such instructions no later than 12:00 p.m. (noon) (New York City Time) on November 15, 2018. The Depositary has advised us that it will not itself exercise any voting discretion in respect of any Ordinary Shares represented by ADSs other than in accordance with signed voting instructions from ADS holders as of the Record Date. Accordingly, Ordinary Shares represented by ADSs for which voting instructions fail to specify the manner in which the Depositary is to vote or for which timely voting instructions are not received by the Depositary will not be voted.

Holders of ADSs who held ADSs as of the Record Date through a bank, broker or other nominee, which is a holder of ADSs of record, are considered to be beneficial owners of ADSs.  These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their ADSs should be voted.  The bank, broker or other nominee that is a holder of ADSs of record will provide voting instructions for beneficial owners to use in directing the holder of record how to vote the ADSs. Such holders should follow the instructions provided by their bank, broker or other nominee. Holders of ADSs will not have the right to attend or vote directly at the Special Meeting.

As of the Record Date, there were 53,159,430 Ordinary Shares issued, outstanding and entitled to one vote each upon each of the matters to be presented at the Special Meeting. Each ADS represents two Ordinary Shares.

Quorum

Pursuant to the Company’s Articles of Association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued share capital.  Ordinary Shares held through a TASE member or ADSs for which no instructions were received will not be counted as present at the meeting for the purpose of determining whether a quorum is present and will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote. Abstentions will be counted as present at the meeting for the purpose of determining whether a quorum is present, but will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

Vote Required

Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders of at least a majority of Ordinary Shares voted at the meeting, provided (x) such majority includes more than 50% of the Ordinary Shares voted (not counting any abstentions) by shareholders that are not Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing and (y) either (i) such majority includes the affirmative vote of at least a majority of the total votes cast by shareholders who are present and voting (not counting any abstentions) who are not “controlling shareholders” of the Company and do not have a “personal interest” in the matter, or (ii) the total number of Ordinary Shares voted against the Merger Proposal by shareholders who are neither “controlling shareholders” of the Company nor have a “personal interest” in the matter who were present and voted, does not exceed 2% of the total voting rights in the Company. We refer to the foregoing approval as the Company Shareholder Approval.

Under the ICL, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of the Company, other than solely as a result of serving as a director or in another position in the Company.  A person is presumed to be a controlling shareholder for these purposes if holding (i) 50% or more of any type of controlling means in the Company, or (ii) 25% or more of the voting rights in the Company, if no other person holds more than 50% of the voting rights in the Company. If two or more shareholders have a “personal interest” in the same proposal, their shareholdings are aggregated for purposes of calculating these percentages with respect to such proposal.

Under the ICL, a person is deemed to have a “personal interest” in the Merger Proposal if this person, or certain members of this person’s family (namely, such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents, or the spouse of any such person) or a company that is affiliated with this person or with such members of this person’s family (namely, a company in which this person or any such family member serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares or voting rights) has a personal interest in the adoption of such proposal.  However, a person is not deemed to have a “personal interest” in the adoption of the Merger Proposal if this person’s interest in the Merger Proposal arises solely from this person’s ownership of the Company’s Ordinary Shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.

For purpose of the Merger Proposal, the Ordinary Shares underlying ADSs held by CovLux are excluded for purposes of determining whether the majority referred to in clause (x) of the vote required to approve the Merger Proposal is obtained. In addition, our directors and executive officers and CovLux are deemed to have a “personal interest” in the Merger Proposal and, accordingly, all of the Ordinary Shares held by our directors and executive officers and by CovLux are also excluded for purposes of determining whether the majority referred to in clause (y) of the vote required to approve the Merger Proposal is obtained. As of the Record Date, our directors and executive officers collectively owned 230,971 Ordinary Shares, representing approximately 0.43% of all of the Ordinary Shares outstanding as of the Record Date (see “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 83) and CovLux held 2,998,790 ADSs, which represent 5,997,580 Ordinary Shares, representing approximately 11.3% of all of the Ordinary Shares outstanding as of the Record Date, and freely exercisable warrants to purchase 1,210,000 ADSs, which were not exercised on or prior to the Record Date (see “Beneficial Ownership of Ordinary Shares” beginning on page 110).

The Company is not currently aware of any controlling shareholders, as defined under the ICL.  However, other shareholders and ADS holders may have a “personal interest” in the Merger Proposal and may be required to be excluded for purposes of determining whether the majority referred to in clause (y) of the vote required to approve the Merger Proposal is obtained.

Each shareholder and ADS holder is required under the ICL to notify us if he, she or it has a personal interest in connection with the Merger Proposal, is a controlling shareholder of Mazor and/or is a shareholder listed in Section 320(c) of the ICL (i.e., whether such shareholder is Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing), as a condition for his, her or its vote to be counted with respect to the Merger Proposal. Otherwise, under the ICL, his, her or its vote with respect to the Merger Proposal will not be counted in determining whether the applicable approval requirements have been met.

Each Ordinary Share is entitled to one vote on the Merger Proposal. Each ADS represents two Ordinary Shares.

Only Ordinary Shares that are voted on the Merger Proposal, in person or by proxy, will be counted towards determining whether the Merger Proposal is approved by shareholders. Ordinary Shares present at the Special Meeting that are not voted on the Merger Proposal or Ordinary Shares present by proxy where the shareholder properly withheld authority to vote on the Merger Proposal will not have any effect in determining whether the Merger Proposal is approved by shareholders.

Proposed Resolution

It is proposed that the following resolution be adopted at the Special Meeting:

“RESOLVED, that pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (the “Companies Law”): (i) the merger of Belinom Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and directly wholly owned by Given Imaging Ltd., a company organized under the laws of the State of Israel, Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel, Oridion Systems Ltd., a company organized under the laws of the State of Israel, Covidien Israel Holdings Ltd., a company organized under the laws of the State of Israel (collectively and individually, “Parent”) each of which is an indirect subsidiary of Medtronic plc, a public company formed under the laws of Ireland (“Medtronic”), with and into Mazor, pursuant to Sections 314 through 327 of the Companies Law, following which Merger Sub will cease to exist as a separate legal entity and the Company will become collectively wholly owned by Parent and Covidien Group S.a.r.l, a Luxembourg company and an indirect wholly-owned subsidiary of Medtronic (“CovLux”) (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of September 20, 2018, as it may be amended from time to time (the “Merger Agreement”), by and among Mazor, Merger Sub and Parent; (iii) the consideration to be received by the shareholders of Mazor (other than CovLux) in the Merger (the “Merger Consideration”), consisting of US$29.25 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Mazor, par value NIS 0.01 per share (including with respect to ordinary shares underlying American Depositary Shares of the Company (“ADSs”), the “Ordinary Shares”) owned immediately prior to the effective time of the Merger; (iv) in connection with the renewal of our directors’ and officers’ (“D&O”) liability insurance policy, the amendment of the Company’s Compensation Policy for Officers and Directors such that the annual premium limit for D&O liability insurance shall be increased to US$1,500,000; (v) the purchase by Mazor of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger, as permitted under the Merger Agreement; (vi) the accelerated vesting of (if unvested) and cancellation of each outstanding option to purchase Ordinary Shares of Mazor (including those granted to Mazor’s officers and directors) in exchange for the right to receive a lump sum cash payment equal to the product of the excess, if any, of the Merger Consideration over the applicable per share exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (vii) the accelerated vesting of (if unvested) and cancellation of each outstanding restricted stock unit (“RSU”) (including those granted to Mazor’s officers) in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSUs, without interest and subject to applicable withholding taxes; (viii) the payment by Mazor of special transaction bonuses to officers of Mazor in connection with the Merger and subject to the completion of the Merger, as permitted under the Merger Agreement; and (ix) all other transactions and arrangements contemplated by the Merger Agreement, as described in the proxy statement, dated October 19, 2018, sent by Mazor to its shareholders in respect of this meeting, be, and each of the foregoing hereby is, approved in all respects by Mazor’s shareholders.”

Our Board recommends a vote “FOR” approval of the Merger Proposal.

Proxies

All Ordinary Shares represented by properly executed proxies received prior to or at the Special Meeting and not revoked prior to or at the Special Meeting in accordance with the procedure described below will be voted as specified in the instructions indicated in such proxies.  If no instructions are indicated, such proxies will not be voted at the Special Meeting.

Revocation of Proxies

A shareholder returning a proxy may revoke it at any time up to 24 hours prior to commencement of the Special Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy and after proving his, her or its identity to the satisfaction of our Legal Counsel. In addition, any person who has executed a proxy and is present at the Special Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our head offices located at 5 Shacham St., Caesarea North Industrial Park 3079567, Israel; Attention: Legal Counsel. Attendance without voting at the Special Meeting will not in and of itself constitute revocation of a proxy.

If you hold your Ordinary Shares in “street name” through a TASE member, if you voted electronically via the electronic voting system of the ISA, you may change or revoke your vote using the electronic voting system up to the time by which you may submit a vote using such system (i.e., up to six hours prior to the scheduled time of the Special Meeting).

ADS holders returning voting instructions to the Depositary may revoke or change such instructions by communicating such revocation or change in writing to the Depositary. The Depositary must receive such revocation or change no later than 12:00 p.m. (noon) (New York City Time) on November 15, 2018.

Solicitation of Proxies

The Company will bear the costs of solicitation of proxies for the Special Meeting. We have engaged The Proxy Advisory Group, LLC, which we refer to as PAG, to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed US$30,000 in total.  The Company has also engaged Broadridge Investor Communication Solutions, Inc., which we refer to as Broadridge, to assist in the solicitation of proxies and provide related services, for a services fee of US$6,495 and the reimbursement of customary disbursements and expenses.  In addition, the Depositary will assist in the solicitation of proxies for the Special Meeting from holders of ADSs.  PAG’s, Broadridge’s and the Depositary’s employees and the Company’s directors, officers and employees may solicit proxies from shareholders by mail, telephone, telegram, personal interview or otherwise. The Company’s directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares or ADSs held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares or ADSs.

As a foreign private issuer, the Company is exempt from the rules under the Securities Exchange Act of 1934, as amended, related to the furnishing and content of proxy statements. The circulation of this notice and proxy statement should not be taken as an admission that the Company is subject to such rules.

TABLE OF CONTENTS

INTRODUCTION	1
QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	10
SUMMARY	19
RISK FACTORS	33
CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	36
THE PARTIES TO THE MERGER	38
Our Company	38
Parent	38
Merger Sub	38
THE SPECIAL GENERAL MEETING	39
Time and Place of the Special Meeting	39
Purposes of the Special Meeting; Proposed Resolutions	39
Recommendation of the Board of Mazor	40
Record Date; Shareholders Entitled to Vote	40
Quorum	41
Voting Rights and Vote Required	42
Adjournment and Postponement	43
Voting Procedures; Revoking Proxies or Voting Instructions	44
Solicitation of Proxies	45
Questions and Additional Information	46
THE MERGER	47
Background of the Merger	47
Our Reasons for Approving the Merger Proposal; Recommendation and Determination of Certain Committees and Our Board	54
No Appraisal Rights; Objections by Creditors	58
Opinions of Our Financial Advisors	58
Financial Projections	73
Material Tax Consequences of the Merger	75
Regulatory Matters	81
Interests of Our Directors and Executive Officers in the Merger Proposal	83
THE MERGER AGREEMENT	88
The Merger Agreement	88
Guaranty	108
MARKET PRICE INFORMATION	109
BENEFICIAL OWNERSHIP OF ORDINARY SHARES	110
WHERE YOU CAN FIND MORE INFORMATION	111
OTHER MATTERS	111

Appendix A
Agreement and Plan of Merger, dated as of September 20, 2018, by and among Mazor Robotics Ltd., Given Imaging Ltd., Oridion Medical 1987 Ltd., Oridion Systems Ltd., Covidien Israel Holdings Ltd. and Belinom Ltd.

Appendix B	Guaranty, dated as of September 20, 2018, by and between Covidien International Finance S.A. and Mazor Robotics Ltd.
Appendix C-1	Opinion of J.P. Morgan Securities LLC
Appendix C-2	Opinion of Duff & Phelps, LLC
Appendix D	Voting instructions for holders of ADSs

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Special Meeting and the Merger Proposal.  These questions and answers may not address all the questions that may be important to you as a shareholder of Mazor. Please refer to the section of this Proxy Statement entitled “Summary” and more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 111.

Q:	Why am I receiving this proxy statement?
A:
On September 20, 2018, Mazor Robotics Ltd. (which we refer to as Mazor, the Company or our Company) entered into an Agreement and Plan of Merger (which we refer to as the Merger Agreement) with Given Imaging Ltd., a company organized under the laws of the State of Israel, Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel, Oridion Systems Ltd., a company organized under the laws of the State of Israel, Covidien Israel Holdings Ltd., a company organized under the laws of the State of Israel (which we refer to, collectively and individually, as Parent), each of which is an indirect subsidiary of Medtronic plc (which we refer to as Medtronic), and Belinom Ltd. (which we refer to as Merger Sub), a company organized under the laws of the State of Israel and wholly owned by Parent. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Sections 314-327 of the Israeli Companies Law, 5759-1999, of the State of Israel (which we refer to as the ICL), following which Merger Sub will cease to exist as a separate legal entity and the Company will become collectively wholly owned by Parent and Covidien Group S.a.r.l (which we refer to as CovLux), a Luxembourg company and an indirect wholly-owned subsidiary of Medtronic (which we refer to as the Merger).  Our company is soliciting proxies for a Special General Meeting of Shareholders of our Company (which we refer to as the Special Meeting) for the purpose of approving the Merger Proposal (as described in the answer below).  You are receiving this Proxy Statement because you owned ordinary shares of Mazor, par value NIS 0.01 per share (which, including with respect to ordinary shares underlying American Depositary Shares of Mazor (which we refer to as ADSs), we refer to as Ordinary Shares) or ADSs as of October 18, 2018 (which we refer to as the Record Date), and that entitles you to vote at the Special Meeting, or if you are an ADS holder, to instruct The Bank of New York Mellon (which we refer to as the Depositary) how to vote the Ordinary Shares underlying your ADSs at the Special Meeting.  By use of a proxy, you can vote on the proposal to be acted on at the Special Meeting whether or not you attend the Special Meeting.  This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What am I being asked to vote on?
A:
You are being asked to approve: (i) the Merger; (ii) the Merger Agreement; (iii) the consideration to be received by the shareholders of Mazor (other than CovLux) in the Merger (which we refer to as the Merger Consideration), consisting of US$29.25 per share in cash, without interest and less any applicable withholding taxes, for each Ordinary Share of Mazor owned immediately prior to the effective time of the Merger; (iv) in connection with the renewal of Mazor’s directors’ and officers’ (which we refer to as D&O) liability insurance policy, the amendment of Mazor’s Compensation Policy for Officers and Directors (which we refer to as the Compensation Policy) such that the annual premium limit for D&O liability insurance shall be increased to US$1,500,000; (v) the purchase by Mazor of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger, as permitted under the Merger Agreement; (vi) the accelerated vesting of (if unvested) and cancellation of each outstanding option to purchase Ordinary Shares of Mazor (including those granted to Mazor’s officers and directors) in exchange for the right to receive a lump sum cash payment equal to the product of the excess, if any, of the Merger Consideration over the applicable per share exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (vii) the accelerated vesting of (if unvested) and cancellation of each outstanding restricted stock unit (which we refer to as an RSU) (including those granted to Mazor’s officers) in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSUs, without interest and subject to applicable withholding taxes; (viii) the payment by Mazor of special transaction bonuses to officers of Mazor in connection with the Merger and subject to the completion of the Merger, as permitted under the Merger Agreement; and (ix) all other transactions and arrangements contemplated by the Merger Agreement (we refer to items (i) through (ix) as the Merger Proposal).  Each of the foregoing items is further described in this Proxy Statement.

Q:	What will I receive in the Merger?
A:
Upon completion of the Merger, each shareholder (other than CovLux) will have the right to receive US$29.25 in cash per Ordinary Share held by such shareholder immediately prior to the effective time of the Merger, which we refer to as the Merger Consideration, without any interest thereon, subject to applicable withholding taxes, and each ADS holder (other than CovLux) will have the right to receive US$58.50 in cash per ADS held by such ADS holder immediately prior to the effective time of the Merger without any interest thereon, subject to applicable withholding taxes and a cancellation fee of US$0.05 per ADS, which we refer to as the Cancellation Fee.

You will not have any ownership interest in the surviving company following the completion of the Merger.
Q:	When will the Merger be completed?
A:
We are working to complete the Merger as soon as practicable and expect to complete the Merger by December 31, 2018, but because the Merger is subject to governmental and regulatory approvals and certain other conditions, some of which are beyond the control of the Company and Parent, the exact timing cannot be predicted nor can it be guaranteed that the Merger will ever be completed. Under the Companies Law, 5759-1999, of the State of Israel (which we refer to as the ICL), the Merger cannot become effective until the later of the 50th day following the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar and the 30th day following the date on which the Merger Proposal is approved by our shareholders (the shareholders of Merger Sub have approved the Merger Agreement).  See the section of this Proxy Statement entitled “The Merger Agreement–Conditions to the Completion of the Merger” beginning on page 104 for a summary description of these conditions.

The Merger Agreement may be terminated by either party if the Merger is not completed by March 20, 2019 (unless this date has been extended by mutual agreement of Parent and us), so long as the terminating party’s breach of the Merger Agreement has not been a principal cause of, or primarily resulted in, the failure to close the Merger by this date and the terminating party is not then in material breach of the Merger Agreement.

Q:	Are there risks I should consider in deciding how to vote on the Merger?
A:	Yes. You should carefully read this Proxy Statement in its entirety, including the factors discussed in the section “Risk Factors” beginning on page 33.
Q:	When and where is the Special Meeting, and who may attend?
A:
The Special Meeting will be held on November 19, 2018, at 4:00 p.m. (Israel time) at Luchtenstein Levy Wiseman, Law Offices at 5 Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel. Shareholders who are entitled to vote at the Special Meeting may attend the meeting. All shareholders and proxyholders will need proof of identification along with their proxy card or proof of stock ownership to enter the Special Meeting. Beneficial owners of shares held in “street name”, that are traded on the TASE, who wish to attend the meeting must present proof of ownership of Mazor Ordinary Shares as of the Record Date (in accordance with the ICL and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000), and will only be able to vote at the Special Meeting if they have a proxy, executed in their favor, from the shareholder of record (bank, brokerage firm or other nominee) giving them the right to vote the shares at the Special Meeting. ADS holders may not attend the Special Meeting.

Q:	What vote is required for Mazor shareholders to approve the Merger Proposal?
A:	Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote of holders of at least a majority of the Ordinary Shares voted at the meeting, provided (x) such majority includes more than 50% of the Ordinary Shares voted (not counting any abstentions) by shareholders that are not Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing and (y) either (i) such majority includes the affirmative vote of at least a majority of the total votes cast by shareholders who are present and voting (not counting any abstentions) who are not “controlling shareholders” of the Company and do not have a “personal interest” in the matter, or (ii) the total number of Ordinary Shares voted against the Merger Proposal by shareholders who are neither “controlling shareholders” of the Company nor have a “personal interest” in the matter who were present and voted, does not exceed 2% of the total voting rights in the Company. We refer to the foregoing approval as the Company Shareholder Approval.

Under the ICL, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of the Company, other than solely as a result of serving as a director or in another position in the Company.  A person is presumed to be a controlling shareholder for these purposes if holding (i) 50% or more of any type of controlling means in the Company, or (ii) 25% or more of the voting rights in the Company, if no other person holds more than 50% of the voting rights in the Company. If two or more shareholders have a “personal interest” in the same proposal, their shareholdings are aggregated for purposes of calculating these percentages with respect to such proposal.

Under the ICL, a person is deemed to have a “personal interest” in the Merger Proposal if this person, or certain members of this person’s family (namely, such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents, or the spouse of any such person) or a company that is affiliated with this person or with such members of this person’s family (namely, a company in which this person or any such family member serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares or voting rights) has a personal interest in the adoption of such proposal.  However, a person is not deemed to have a “personal interest” in the adoption of the Merger Proposal if this person’s interest in the Merger Proposal arises solely from this person’s ownership of the Company’s Ordinary Shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.

For purpose of the Merger Proposal, the Ordinary Shares underlying ADSs held by CovLux are excluded for purposes of determining whether the majority referred to in clause (x) of the vote required to approve the Merger Proposal is obtained. In addition, our directors and executive officers and CovLux are deemed to have a “personal interest” in the Merger Proposal and, accordingly, all of the Ordinary Shares held by our directors and executive officers and by CovLux are also excluded for purposes of determining whether the majority referred to in clause (y) of the vote required to approve the Merger Proposal is obtained. As of the Record Date, our directors and executive officers collectively owned 230,971 Ordinary Shares, representing approximately 0.43% of all of the Ordinary Shares outstanding as of the Record Date (see “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 83) and CovLux held 2,998,790 ADSs, which represent 5,997,580 Ordinary Shares, representing approximately 11.3% of all of the Ordinary Shares outstanding as of the Record Date, and freely exercisable warrants to purchase 1,210,000 ADSs, which were not exercised on or prior to the Record Date (see “Beneficial Ownership of Ordinary Shares” beginning on page 110).

The Company is not currently aware of any controlling shareholders, as defined under the ICL.  However, other shareholders and ADS holders may have a “personal interest” in the Merger Proposal and may be required to be excluded for purposes of determining whether the majority referred to in clause (y) of the vote required to approve the Merger Proposal is obtained.

Each shareholder and ADS holder is required under the ICL to notify us if he, she or it has a personal interest in connection with the Merger Proposal, is a controlling shareholder of Mazor and/or is a shareholder listed in Section 320(c) of the ICL (i.e., whether such shareholder is Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing), as a condition for his, her or its vote to be counted with respect to the Merger Proposal. Otherwise, under the ICL, his, her or its vote with respect to the Merger Proposal will not be counted in determining whether the applicable approval requirements have been met.

Q:	Are there any voting commitments or agreements with existing shareholders?
A:
Yes.  In connection with the execution of the Merger Agreement, Covidien International Finance S.A. (which we refer to as the Guarantor), a wholly-owned subsidiary of Medtronic and an indirect parent company of Parent and Merger Sub, has executed a guaranty (which we refer to as the Guaranty) pursuant to which it has agreed to guarantee all of the obligations of Parent and Merger Sub under the Merger Agreement. The Guaranty also includes a commitment by the Guarantor to vote (or cause to be voted), and to cause all of its subsidiaries and controlled affiliates to vote (or cause to be voted), at the Special Meeting, any and all Ordinary Shares beneficially owned by the Guarantor or such subsidiaries or controlled affiliates (including by timely instructing the Depositary to vote the Ordinary Shares underlying their ADSs), which, as of the Record Date, were 5,997,580 Ordinary Shares, in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger and certain compensation matters.

For more information about the Guarantee, see the section of this Proxy Statement entitled “The Merger Agreement—Guaranty” beginning on page 108.

Q:	How does Mazor’s Board of Directors recommend that I vote?
A:
Our Board of Directors (which we refer to as the Board) has determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, and has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Our Board recommends that our shareholders vote “FOR” the approval of the Merger Proposal.

Q:	Why is our Board recommending that I vote “FOR” the approval of the Merger Proposal?
A:
Our Board has determined that the terms and provisions of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of our Company and our shareholders.  For additional information see the sections of this Proxy Statement entitled “The Merger—Background of the Merger” beginning on page 47 and “The Merger—Our Reasons for Approving the Merger Proposal” beginning on page 54.

Q:	Should I send my share certificates or ADS certificates now?
A:
No. Once all conditions to closing of the Merger are satisfied, including, but not limited to, receipt of all governmental and regulatory approvals, we will be able to effect the closing of the Merger.

If your shares or ADSs are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender or transfer of your “street name” shares or ADSs in exchange for the Merger Consideration. You will be required to deliver an IRS Form W-9 or appropriate Form W-8 (as applicable) prior to receiving the Merger Consideration.

If you do not deliver an IRS Form W-9 or Form W-8 (as applicable), you may be subject to United States backup withholding as described in the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Certain Material United States Federal Income Tax Consequences” beginning on page 75.

If your shares are traded through the Tel Aviv Stock Exchange Ltd. (which we refer to as the TASE), you will receive the Merger Consideration through the bank or financial institution through which you hold your shares, which will also be responsible for administering Israeli tax withholding. For additional information with respect to tax withholding, see the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” beginning on page 79.

Q:	What effects will the proposed Merger have on our Company?
A:
As a result of the proposed Merger, we will cease to be a publicly-traded company and will become a privately-held company that is collectively wholly owned by Parent and CovLux. Following the completion of the proposed Merger, the registration of the ADSs and the Ordinary Shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (which we refer to as the Exchange Act) and the Israeli Securities Law, 5728-1968 will be terminated upon notification to the U.S. Securities and Exchange Commission (which we refer to as the SEC) and to the Israeli Securities Authority. In addition, upon completion of the proposed Merger, the ADSs and Ordinary Shares will no longer be listed on any stock exchange, including the NASDAQ Global Select Market (which we refer to as NASDAQ) and TASE, respectively.

Q:	What happens if the Merger is not completed?
A:
If the Merger is not completed for any reason, our shareholders and ADS holders will not receive any Merger Consideration for their Ordinary Shares or ADSs. Instead, we will remain a public company and our ADSs and Ordinary Shares will continue to be listed on the NASDAQ and TASE, respectively. Under certain circumstances related to a termination, as specified in the Merger Agreement, we may be required to pay Parent a termination fee as described in the section of this Proxy Statement entitled “The Merger Agreement–Remedies–Termination Fee” beginning on page 106.

Q:	What interests do the directors and executive officers of our Company have in the Merger Proposal?
A:
In considering the recommendation of our Board with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be different from, or in addition to, the interests of our shareholders in general, including, among other things:

•      Accelerated vesting of (if unvested) and cash-out of all options to purchase Ordinary Shares and all RSUs.

•      Executive officers of the Company are parties to existing employment agreements with the Company that provide for certain rights and benefits (either alone, or in the event of certain qualifying terminations of employment) in connection with or following the Merger.

•      Certain indemnification and insurance provisions provided in the Merger Agreement.

•      The executive officers of the Company will be entitled to receive a transaction bonus upon the consummation of the Merger.

•       In connection with the renewal of our D&O liability insurance policy, the amendment of the Compensation Policy such that the annual premium limit for D&O liability insurance shall be increased to US$1,500,000.

Our Board was aware of these different or additional interests in determining to approve the Merger Proposal.  Further, in determining to approve the Merger Proposal, our Board considered the approval of the Compensation Committee of certain of the foregoing arrangements and its recommendation for our Board to approve such arrangements.

For additional details, see “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 83.
Q.	What do I need to do now?
A.
This Proxy Statement contains important information regarding the Merger as well as information about us. It also contains important information regarding the factors considered by our Board in evaluating the Merger. You are urged to read this Proxy Statement carefully and in its entirety. You should follow the instructions on how to vote your shares or ADSs provided in the next Q&A. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 111.

Q.	How do I vote?
A.
Beneficial owners on TASE. The Israeli Companies Regulations (Deeds of Vote and Position Notices), 5766-2005, states that shareholders who will not attend the Special Meeting in person may vote by completing the second part (part ‘B’) of the Proxy Card (ktav hatzba’a) and returning it promptly (and in any event at least six hours prior to the scheduled time of the Special Meeting) to the Company at its registered address. If your shares are held on the TASE, you can also vote via the electronic voting system of the Israeli Securities Authority, after receiving a personal identifying number, an access code and additional information regarding the Special Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours prior to the scheduled time of the Special Meeting. The Company’s Articles of Association also allow you to appoint a proxy to vote in your stead (whether personally or by means of a Proxy Card) at the Special Meeting, as long as the proxy is delivered to the Company at its registered address at least forty-eight (48) hours prior to the scheduled time of the Special Meeting. If you are a beneficial owner of shares registered in the name of a member of the TASE and you wish to vote, either by appointing a proxy, by Proxy Card or in person by attending the Special Meeting, you must deliver to us a proof of ownership in accordance with the ICL, and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided both in this Proxy Statement and on the enclosed Proxy Card.

ADS Holders. If you own ADSs, you should indicate on the enclosed ADS voting instruction form (attached as Appendix D to this Proxy Statement) how you want to vote, and date, sign and submit it, as soon as possible, pursuant to the instructions provided on the voting instruction form. Holders of ADSs will not be able to attend or vote directly at the Special Meeting.

Holders through a Bank, Broker or other Nominee. If you hold your Ordinary Shares or ADSs in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Ordinary Shares are held in “street name” and you wish to vote such shares by attending the Special Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee.

Q:	What do I do if I want to change my vote?
A:
You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to us at our head offices located at 5 Shacham St., Caesarea North Industrial Park 3079567, Israel; Attention: Legal Counsel, so it is received up to 24 hours prior to the time set for the Special Meeting and after proving your identity to the satisfaction of our Legal Counsel. Ordinary Shares represented by properly executed proxies received by us prior to the Special Meeting will be voted at the Special Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded.  Alternatively, you may attend the Special Meeting and vote in person. Attendance without voting at the Special Meeting will not in and of itself constitute revocation of a proxy.

If you hold your Ordinary Shares in “street name” through a TASE member, if you voted electronically via the electronic voting system of the ISA, you may change or revoke your vote using the electronic voting system up to the time by which you may submit a vote using such system (i.e., up to six hours prior to the scheduled time of the Special Meeting).

ADS holders returning voting instructions to the Depositary may revoke or change such instructions by communicating such revocation or change in writing to the Depositary. The Depositary must receive such revocation or change no later than 12:00 p.m. (noon) (New York City Time) on November 15, 2018.

Q:	If my shares or ADSs are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me if I do not provide instructions?
A:
No. Your bank, broker or other nominee will vote your shares or ADSs only if you provide instructions to your bank, broker or other nominee on how to vote. If you do not provide instructions to your bank, broker or other nominee, your shares or ADSs will not be voted at the Special Meeting. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares or ADSs and be sure to provide your bank, broker or other nominee with instructions on how to vote your shares or ADSs. If your shares or ADSs are held in “street name”, you must contact your bank, broker or other nominee to change or revoke your voting instructions.

If you hold shares through members of the TASE, you may vote in person or vote through the enclosed form of proxy by completing, signing, dating and mailing the proxy with a copy of your identity card, passport or certificate of incorporation, as the case may be, to the Company’s offices. Shareholders who hold shares through members of the TASE and intend to vote their shares either in person or by proxy must deliver to the Company an ownership certificate confirming their ownership of the Company’s shares on the Record Date, which must be certified by a recognized financial institution, as required by the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meeting) of 2000, as amended.

Q:	Who can vote at the Special Meeting?
A:
Only those holders of record of outstanding Ordinary Shares at the close of business on October 18, 2018, the Record Date for the Special Meeting, are entitled to participate in and to vote at the Special Meeting.  As of the Record Date, there were 53,159,430 Ordinary Shares outstanding and entitled to vote.

Q:	What happens if I sell my shares or ADSs before the Special Meeting?
A:
The Record Date for the Special Meeting is earlier than the Special Meeting and the date that the Merger is expected to be completed. If you transfer your Ordinary Shares or ADSs after the Record Date but before the Special Meeting, you will retain your right to vote at the Special Meeting (or, for ADS holders, to instruct the Depositary on how to vote the shares underlying your ADSs at the Special Meeting), but will have transferred the right to receive the Merger Consideration with respect to such Ordinary Shares or ADSs. In order to receive the Merger Consideration, you must hold your Ordinary Shares or ADSs through the completion of the Merger.

Q:	Am I entitled to appraisal rights in connection with the Merger?
A:
No. Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. However, under the ICL, objections to the Merger may be filed by our creditors with the Israeli district court.  See “The Merger—No Appraisal Rights; Objections by Creditors” on page 58.

Q:	Who can help answer my questions?
A:
If you have additional questions about the Merger Agreement or the Merger Proposal, or would like copies of this Proxy Statement or the enclosed proxy card, you should contact:

For holders of Ordinary Shares:
Mazor Robotics Ltd.
5 Shacham Street, North Industrial Park
Caesarea 3079567 Israel
Attention: Legal Counsel
 +972 (4) 618-7100

For American Depository Share (ADS) holders:
The Proxy Advisory Group, LLC
18 East 41st Street, Suite 2000
New York, New York 10017
+1 (212) 616-2180

SUMMARY

This Summary highlights selected information from this Proxy Statement and may not contain all of the information that is important to you. To better understand the Merger Proposal and the other proposals described in the section of this Proxy Statement entitled “Introduction” upon which you are being asked to vote, you should read this Proxy Statement carefully and in its entirety, as well as the appendices attached to this Proxy Statement and the additional documents to which we refer you. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 111. Each item in this Summary includes a page reference directing you to a more complete description of that topic. All references to “Mazor,” “the Company,” “we,” “us,” “our” and “our Company”, or words of like import, are references to Mazor Robotics Ltd. and its subsidiaries, references to “you” and “your” refer to our shareholders and all references to “$” or to “US$” are to United States dollars.

The Parties to the Merger (Page 38)

Mazor Robotics Ltd.

Mazor Robotics Ltd. was incorporated under the laws of the State of Israel.  The Company develops and markets innovative robotic guidance systems and complementary products. Our expertise is in robotic computerized and imaging-based systems, primarily in the field of spine surgery.  See the section of this Proxy Statement entitled “The Parties to the Merger–Our Company” beginning on page 38.

Given Imaging Ltd., Oridion Medical 1987 Ltd., Oridion Systems Ltd. and Covidien Israel Holdings Ltd.

Each of Given Imaging Ltd., Oridion Medical 1987 Ltd., Oridion Systems Ltd. and Covidien Israel Holdings Ltd. (which we refer to collectively and individually as Parent) was incorporated under the laws of the State of Israel and is an indirect subsidiary of Medtronic plc (which we refer to as Medtronic). Medtronic is headquartered in Dublin, Ireland, and is among the world’s largest medical technology, services, and solutions companies - alleviating pain, restoring health, and extending life for millions of people around the world. See the section of this Proxy Statement entitled “The Parties to the Merger–Parent” beginning on page 38.

Belinom Ltd.

Belinom Ltd. (which we refer to as Merger Sub) is an Israeli company wholly owned by Parent, which was formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement.  See the section of this Proxy Statement entitled “The Parties to the Merger–Merger Sub” beginning on page 38.

The Merger (Page 47)

On September 20, 2018, Mazor entered into an Agreement and Plan of Merger (which we refer to as the Merger Agreement) with Given Imaging Ltd., Oridion Medical 1987 Ltd., Oridion Systems Ltd., Covidien Israel Holdings Ltd. (which we refer to, collectively and individually, as Parent), each of which is an indirect subsidiary of Medtronic plc (which we refer to as Medtronic), and Belinom Ltd. Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company pursuant to Sections 314-327 of the Israeli Companies Law, 5759-1999, of the State of Israel (which we refer to as the ICL), following which Merger Sub will cease to exist as a separate legal entity and the Company will become collectively wholly owned by Parent and Covidien Group S.a.r.l (which we refer to as CovLux), a Luxembourg company and an indirect wholly-owned subsidiary of Medtronic (which we refer to as the Merger).

As a result of the Merger, each ordinary share of Mazor, par value NIS 0.01 per share (which, including with respect to ordinary shares underlying American Depositary Shares of Mazor (which we refer to as ADSs), we refer to as Ordinary Shares) issued and outstanding immediately prior to the effective time of the Merger (other than Ordinary Shares held in the treasury of the Company, Ordinary Shares owned by any direct or indirect wholly-owned subsidiary of the Company and other than Ordinary Shares underlying ADSs held by CovLux) will automatically be converted into the right to receive US$29.25 in cash, without any interest thereon and subject to the withholding of any applicable taxes (which we refer to as the Merger Consideration).

Effects of the Merger (Page 89)

If the Merger is completed, you will be entitled to receive the Merger Consideration for each Ordinary Share owned by you as of the effective time of the Merger. Each ADS represents two Ordinary Shares and if the Merger is completed, holders of ADSs will be entitled to receive US$58.50 for each ADS held as of the completion of the Merger, without any interest thereon and subject to any applicable withholding taxes and a cancellation fee of US$0.05 per ADS (which we refer to as the Cancellation Fee). As a result of the Merger, we will become a privately-held company that is collectively wholly owned by Parent and CovLux and will cease to be a publicly traded company.  You will not receive any shares of the surviving company in connection with the Merger nor will you have any ownership interest in the surviving company following the completion of the Merger.

Share Options and Restricted Stock Units (Page 89)

Effective as of the effective time of the Merger, each outstanding option to acquire Ordinary Shares then outstanding, whether or not vested or exercisable, will become fully vested and exercisable as of the effective time of the Merger and will be canceled and converted into the right to receive a lump sum cash payment equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable per share exercise price of such option and (ii) the number of Ordinary Shares such holder had the right to purchase if such options or right were fully vested and such holder had exercised such option in full immediately prior to the effective time of the Merger, without interest and subject to applicable withholding taxes.  Any such option that has an exercise price per Ordinary Share which is greater than the Merger Consideration will be canceled without any payment.

Effective as of the effective time of the Merger, each outstanding restricted stock unit (which we refer to as an RSU), whether or not vested, will become fully vested as of the effective time of the Merger and will be canceled and converted into the right to receive a lump sum cash payment (to the extent such payment does not trigger Taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of (i) the Merger Consideration and (ii) the number of Ordinary Shares subject to the RSUs, without interest and subject to applicable withholding taxes.

The Special General Meeting (Page 39)

Time and Place (Page 39)

The Special General Meeting of Shareholders of our Company, which we refer to as the Special Meeting, will be held on November  19, 2018, at 4:00 p.m. (Israel time), at Luchtenstein Levy Wiseman, Law Offices at 5 Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel.

Purpose (Page 39)

At the Special Meeting, you will be asked to consider and vote on the approval of: (i) the Merger; (ii) the Merger Agreement; (iii) the consideration to be received by the shareholders of Mazor (other than CovLux) in the Merger, consisting of US$29.25 per share in cash, without interest and less any applicable withholding taxes, for each Ordinary Share of Mazor owned immediately prior to the effective time of the Merger; (iv) in connection with the renewal of Mazor’s directors’ and officers’ (which we refer to as D&O) liability insurance policy, the amendment of Mazor’s Compensation Policy for Officers and Directors (which we refer to as the Compensation Policy) such that the annual premium limit for D&O liability insurance shall be increased to US$1,500,000; (v) the purchase by Mazor of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger, as permitted under the Merger Agreement; (vi) the accelerated vesting of (if unvested) and cancellation of each outstanding option to purchase Ordinary Shares of Mazor (including those granted to Mazor’s officers and directors) in exchange for the right to receive a lump sum cash payment equal to the product of the excess, if any, of the Merger Consideration over the applicable per share exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (vii) the accelerated vesting of (if unvested) and cancellation of each outstanding RSU (including those granted to Mazor’s officers) in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSUs, without interest and subject to applicable withholding taxes; (viii) the payment by Mazor of special transaction bonuses to officers of Mazor in connection with the Merger and subject to the completion of the Merger, as permitted under the Merger Agreement; and (ix) all other transactions and arrangements contemplated by the Merger Agreement (we refer to items (i) through (ix) as the Merger Proposal).  Each of the foregoing items is further described in this Proxy Statement.

Record Date (Page 40) and Quorum Requirements (Page 41)

You are entitled to vote at the Special Meeting if you owned Ordinary Shares at the close of business on October 18, 2018, the record date for the Special Meeting (which we refer to as the Record Date). As of the Record Date, there were 53,159,430 Ordinary Shares outstanding and entitled to vote.   The presence, in person or by proxy, of at least two Mazor shareholders who collectively hold or represent between them at least 25% of the Ordinary Shares issued and outstanding on the Record Date is necessary to constitute a quorum at the Special Meeting.

Voting Rights and Vote Required (Page 42)

You will have one vote for each Ordinary Share that you owned on the Record Date. Each ADS represents two Ordinary Shares.

Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote (which we refer to as the Company Shareholder Approval) of holders of at least a majority of the Ordinary Shares voted at the meeting, provided (x) such majority includes more than 50% of the Ordinary Shares voted (not counting any abstentions) by shareholders that are not Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing and (y) either (i) such majority includes the affirmative vote of at least a majority of the total votes cast by shareholders who are present and voting (not counting any abstentions) who are not “controlling shareholders” of the Company and do not have a “personal interest” in the matter, or (ii) the total number of Ordinary Shares voted against the Merger Proposal by shareholders who are neither “controlling shareholders” of the Company nor have a “personal interest” in the matter who were present and voted, does not exceed 2% of the total voting rights in the Company.

Under the ICL, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of the Company, other than solely as a result of serving as a director or in another position in the Company.  A person is presumed to be a controlling shareholder for these purposes if holding (i) 50% or more of any type of controlling means in the Company, or (ii) 25% or more of the voting rights in the Company, if no other person holds more than 50% of the voting rights in the Company. If two or more shareholders have a “personal interest” in the same proposal, their shareholdings are aggregated for purposes of calculating these percentages with respect to such proposal.

Under the ICL, a person is deemed to have a “personal interest” in the Merger Proposal if this person, or certain members of this person’s family (namely, such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents, or the spouse of any such person) or a company that is affiliated with this person or with such members of this person’s family (namely, a company in which this person or any such family member serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares or voting rights) has a personal interest in the adoption of such proposal.  However, a person is not deemed to have a “personal interest” in the adoption of the Merger Proposal if this person’s interest in the Merger Proposal arises solely from this person’s ownership of the Company’s Ordinary Shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.

For purpose of the Merger Proposal, the Ordinary Shares underlying ADSs held by CovLux are excluded for purposes of determining whether the majority referred to in clause (x) of the vote required to approve the Merger Proposal is obtained. In addition, our directors and executive officers and CovLux are deemed to have a “personal interest” in the Merger Proposal and, accordingly, all of the Ordinary Shares held by our directors and executive officers and by CovLux are also excluded for purposes of determining whether the majority referred to in clause (y) of the vote required to approve the Merger Proposal is obtained. As of the Record Date, our directors and executive officers collectively owned 230,971 Ordinary Shares, representing approximately 0.43% of all of the Ordinary Shares outstanding as of the Record Date (see “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 83) and CovLux held 2,998,790 ADSs, which represent 5,997,580 Ordinary Shares, representing approximately 11.3% of all of the Ordinary Shares outstanding as of the Record Date, and freely exercisable warrants to purchase 1,210,000 ADSs, which were not exercised on or prior to the Record Date (see “Beneficial Ownership of Ordinary Shares” beginning on page 110).

The Company is not currently aware of any controlling shareholders, as defined under the ICL.  However, other shareholders and ADS holders may have a “personal interest” in the Merger Proposal and may be required to be excluded for purposes of determining whether the majority referred to in clause (y) of the vote required to approve the Merger Proposal is obtained.

Each shareholder and ADS holder is required under the ICL to notify us if he, she or it has a personal interest in connection with the Merger Proposal, is a controlling shareholder of Mazor and/or is a shareholder listed in Section 320(c) of the ICL (i.e., whether such shareholder is Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing), as a condition for his, her or its vote to be counted with respect to the Merger Proposal. Otherwise, under the ICL, his, her or its vote with respect to the Merger Proposal will not be counted in determining whether the applicable approval requirements have been met.

Voting and Proxies (Page 44)

Any shareholder of record entitled to vote at the Special Meeting may vote in person by attending the Special Meeting or by submitting the enclosed proxy card.

The Israeli Companies Regulations (Deeds of Vote and Position Notices), 5766-2005, states that shareholders who will not attend the Special Meeting in person may vote by completing the second part (part ‘B’) of the Proxy Card (ktav hatzba’a) and returning it promptly (and in any event at least six hours prior to the scheduled time of the Special Meeting) to the Company at its registered address. If your shares are held on the TASE, you can also vote via the electronic voting system of the Israeli Securities Authority, after receiving a personal identifying number, an access code and additional information regarding the Special Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours prior to the scheduled time of the Special Meeting. The Company’s Articles of Association also allow you to appoint a proxy to vote in your stead (whether personally or by means of a Proxy Card) at the Special Meeting, as long as the proxy is delivered to the Company at its registered address at least forty-eight (48) hours prior to the scheduled time of the Special Meeting. If you are a beneficial owner of shares registered in the name of a member of the TASE and you wish to vote, either by appointing a proxy, by Proxy Card or in person by attending the Special Meeting, you must deliver to us a proof of ownership in accordance with the ICL, and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided both in this Proxy Statement and on the enclosed Proxy Card.

ADS holders, who held ADSs as of the Record Date, may instruct The Bank of New York Mellon (which we refer to as the Depositary) how to vote the Ordinary Shares underlying their ADSs and the Depositary will endeavor to vote (or will endeavor to cause the vote of) the Ordinary Shares it holds on deposit at the Special Meeting in accordance with the voting instructions, the form of which is attached as Appendix D to this Proxy Statement, timely received from holders of ADSs as of the Record Date. The Depositary must receive such instructions no later than 12:00 p.m. (noon) (New York City Time) on November 15, 2018. The Depositary has advised us that it will not itself exercise any voting discretion in respect of any Ordinary Shares represented by ADSs other than in accordance with signed voting instructions from ADS holders as of the Record Date. Accordingly, Ordinary Shares represented by ADSs for which voting instructions fail to specify the manner in which the Depositary is to vote or for which timely voting instructions are not received by the Depositary will not be voted.

If your Ordinary Shares or ADSs are held in “street name” by your bank, broker, or other nominee you should instruct your bank, broker, or other nominee on how to vote your Ordinary Shares or ADSs using the instructions provided by your bank, broker, or other nominee. If you do not provide your bank, broker, or other nominee with instructions, your Ordinary Shares or ADSs will not be voted.

If you hold Ordinary Shares, you may revoke your proxy up to 24 hours prior to the time set for the Special Meeting and after proving your identity to the satisfaction of our Legal Counsel, by (a) delivering a notice of revocation to us at our head offices located at 5 Shacham St., Caesarea North Industrial Park 3079567, Israel; Attention: Legal Counsel, (b) submitting a later-dated proxy or (c) attending the Special Meeting and voting in person.  Attendance without voting at the Special Meeting will not in and of itself constitute revocation of a proxy. If you hold your Ordinary Shares in “street name” through a TASE member, if you voted electronically via the electronic voting system of the ISA, you may change or revoke your vote using the electronic voting system up to the time by which you may submit a vote using such system (i.e., up to six hours prior to the scheduled time of the Special Meeting). ADS holders returning voting instructions to the Depositary may revoke or change such instructions by communicating such revocation or change in writing to the Depositary. The Depositary must receive such revocation or change no later than 12:00 p.m. (noon) (New York City Time) on November 15, 2018.

Ordinary Shares represented by properly executed proxies received by us prior to the Special Meeting will, unless such proxies have been subsequently revoked or superseded, be voted at the Special Meeting in accordance with the directions on the proxies. If you have instructed your bank, broker, or other nominee to vote your Ordinary Shares or ADSs, you must follow the instructions of your bank, broker, or other nominee to change or revoke your instructions.

Our Reasons for Approving the Merger Proposal (Page 54)

Our Board of Directors (which we refer to as the Board) has determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its shareholders, and has approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement.

Our Board recommends that our shareholders vote “FOR” the approval of the Merger Proposal.

For a discussion of the material factors considered by our Board in reaching its conclusions, see “The Merger–Our Reasons for Approving the Merger Proposal” beginning on page 54.

Opinion of Financial Advisor

On September 20, 2018, in connection with the Merger, the Company’s financial advisor, J.P. Morgan Securities LLC (which we refer to as J.P. Morgan), rendered its oral opinion (which was subsequently confirmed in writing) to the Board that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Merger Consideration to be paid to the holders of Company’s Ordinary Shares (including the Ordinary Shares represented by ADSs) in the Merger, was fair, from a financial point of view, to such holders.

On September 20, 2018, in connection with the Merger, the Company’s financial advisor, Duff & Phelps, LLC (which we refer to as Duff & Phelps), rendered its oral opinion (which was subsequently confirmed in writing) to the Board that, as of such date and based upon and subject to the assumptions, qualifications and limiting conditions stated in its written opinion, the per share consideration to be received by the holders of the Ordinary Shares, including the Ordinary Shares represented by ADSs (other than with respect to Ordinary Shares held in the treasury of the Company or owned by any direct or indirect subsidiary of the Company, and ADSs owned by CovLux, immediately prior to the completion of the Merger) in the Merger is fair, from a financial point of view, to such holders (without giving effect to any impact of the Merger on any particular holder of the Ordinary Shares other than in its capacity as a holder of such Ordinary Shares).

The full text of J.P. Morgan’s and Duff & Phelps’s written opinions, dated as of September 20, 2018, which describe the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by each of J.P. Morgan and Duff & Phelps in connection with their respective opinions, are included as Appendixes C-1 and C-2 to this Proxy Statement and are incorporated herein by reference. Summaries of J.P. Morgan’s and Duff & Phelps’s written opinions set forth in this Proxy Statement under the caption titled “The Merger—Opinions of Our Financial Advisors” beginning on page 58 are qualified in their entirety by reference to the full text of the opinions.  J.P. Morgan’s and Duff & Phelps’s opinions were independently provided to the Board in connection with its evaluation of the Merger Consideration from a financial point of view.  The opinions of J.P. Morgan and Duff & Phelps do not address any other aspects or implications of the Merger and do not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter.

No Appraisal Rights (Page 58)

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger. However, under the ICL, objections to the Merger may be filed by our creditors with the Israeli district court.  See “The Merger–No Appraisal Rights; Objections by Creditors” on page 58.

Material Tax Consequences of the Merger (Page 75)

Certain United States Federal Income Tax Consequences

The Merger will be a taxable transaction for United States federal income tax purposes.  In general, a United States Holder (as defined below in this Proxy Statement under “The Merger–Material Tax Consequences of the Merger–Certain Material United States Federal Income Tax Consequences”) who receives cash for Ordinary Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Ordinary Shares exchanged therefor.  Payments made to a non-United States Holder (as defined below in this Proxy Statement under “The Merger– Material Tax Consequences of the Merger–Certain Material United States Federal Income Tax Consequences”) with respect to Ordinary Shares exchanged for cash pursuant to the Merger generally will not be subject to United States federal income tax.

Tax matters are very complicated and the tax consequences of the Merger to each holder of Ordinary Shares may depend on such holder’s particular facts and circumstances.  Holders of Ordinary Shares are urged to consult their tax advisors to understand fully the tax consequences to them of the Merger.  See the section of this document titled “The Merger–Material Tax Consequences of the Merger–Certain Material United States Federal Income Tax Consequences” for a summary discussion of certain material United States federal income tax consequences of the Merger to United States Holders and non-United States Holders.

Israeli Tax Consequences

The receipt of cash in exchange for your Ordinary Shares pursuant to the Merger Agreement will be a taxable transaction for Israeli tax purposes, unless a specific exemption is available under Israeli tax law or unless a double taxation prevention treaty between Israel and your country of residence provides otherwise. If you are a non-Israeli resident, you may be eligible for an exemption from such Israeli tax. You are subject to the Israeli withholding tax (currently 25% for an individual and 23% for a corporation for the 2018 tax year) even if you are not subject to Israeli tax, unless an exemption or relief is provided from such withholding tax based on a valid withholding tax certificate issued by the Israeli Tax Authority evidencing such exemption or relief. You should consult your tax advisor about the particular tax consequences of the Merger to you. See the section of this Proxy Statement entitled “The Merger–Material Tax Consequences of the Merger–Israeli Income Tax Consequences” on page 79.

Regulatory Matters (Page 81)

Parent and its subsidiaries conduct business in a number of countries in which the Company transacts business or its products are sold. Based on our review of the information currently available about the businesses in which the Company and its subsidiaries are engaged, pre-merger notification filings are required to be made under the antitrust and competition laws of the United States and Israel. Consummation of the Merger is subject to the condition that the filings, consents, approvals, actions, rulings or no-action letters required to be obtained pursuant to the antitrust laws of the United States and Israel have been obtained, waived or made, and the respective waiting periods required under such laws have expired or been terminated. There can be no assurance that a challenge to the Merger under antitrust or competition grounds will not be made or, if such a challenge is made, the result thereof. For additional details, see “The Merger–Regulatory Matters” beginning on page 81.

Under the ICL, the Company and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar: (i) the filing of a merger proposal by each of Merger Sub and the Company with the Israeli Companies Registrar (which filing occurred); (ii) notice of the filing of the merger proposal to secured creditors (which is inapplicable to Merger Sub, and occurred with respect to the Company) and substantial creditors (which is inapplicable to Merger Sub or the Company); (iii) notice to creditors through publication in newspapers (which was published by Merger Sub on October 2, 2018 and by the Company on October 2, 2018 and October 3, 2018 (in Israel) and on October 5, 2018 (in New York)); (iv) notice to workers (which was published by the Company); (v) notices to the Israeli Companies Registrar of notices to creditors by each of Merger Sub and the Company (which filing occurred); and (vi) notices to the Israeli Companies Registrar of the approval of the Merger by each merging company’s shareholders, which were filed by Merger Sub and will be filed by us promptly following the receipt of Company Shareholder Approval. Under the ICL, the Merger cannot become effective until the later of the 50th day following the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar and the 30th day following the date of receipt of the Company Shareholder Approval (the shareholders of Merger Sub have approved the Merger Agreement).

Other than the filings described above, neither Parent nor the Company is aware of any material regulatory approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger.

Interests of Our Directors and Executive Officers in the Merger Proposal (Page 83)

In considering the recommendation of our Board with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be different from, or in addition to, the interests of our shareholders in general, including, among other things:

•	Accelerated vesting of (if unvested) and cash-out of all options to purchase Ordinary Shares and all RSUs.

•
Executive officers of the Company are parties to existing employment agreements with the Company that provide for certain rights and benefits (either alone, or in the event of certain qualifying terminations of employment) in connection with or following the Merger.

•	Certain indemnification and insurance provisions provided in the Merger Agreement.

•	The executive officers of the Company will be entitled to receive a transaction bonus upon the consummation of the Merger.

•
In connection with the renewal of our D&O liability insurance policy, the amendment of the Compensation Policy such that the annual premium limit for D&O liability insurance shall be increased to US$1,500,000.

Our Board was aware of these different or additional interests in determining to approve the Merger Proposal.  Further, in determining to approve the Merger Proposal, our Board considered the approval of the Compensation Committee of certain of the foregoing arrangements and its recommendation for our Board to approve such arrangements.

For additional details, see “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 83.

Voting Commitment (Page 108)

In connection with the execution of the Merger Agreement, Covidien International Finance S.A. (which we refer to as the Guarantor), a wholly-owned subsidiary of Medtronic and an indirect parent company of Parent and Merger Sub, has executed a guaranty (which we refer to as the Guaranty), pursuant to which it has agreed to guarantee all of the obligations of Parent and Merger Sub under the Merger Agreement. The Guaranty also includes a commitment by the Guarantor to vote (or cause to be voted), and to cause all of its subsidiaries and controlled affiliates to vote (or cause to be voted), at the Special Meeting, any and all Ordinary Shares beneficially owned by the Guarantor or such subsidiaries or controlled affiliates (including by timely instructing the Depositary to vote the Ordinary Shares underlying their ADSs), which, as of the Record Date, were 5,997,580 Ordinary Shares, in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger and certain compensation matters.

Conditions to the Completion of the Merger (Page 104)

Each party’s obligation to complete the Merger is conditioned upon the satisfaction or waiver (to the extent permissible), on or prior to the closing date, of all of the following conditions:

•	the Company Shareholder Approval has been obtained;

•
no governmental entity has enacted, issued or promulgated any law or any injunction or order which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger;

•
the waiting periods under the antitrust laws of the United States and Israel have expired or been terminated, and any approvals or filings required to be obtained or made under the antitrust laws of these countries have been obtained or filed; and

•
as required by the ICL, (i) at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and (ii) at least 30 days have elapsed after the Company Shareholder Approval and the approval of the Merger by the shareholder of Merger Sub have been obtained (the shareholders of Merger Sub have approved the Merger Agreement).

The respective obligations of Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of the Company (subject in certain cases to certain materiality, material adverse effect and other qualifications);

•	the Company’s performance and compliance with its obligations and covenants under the Merger Agreement in all material respects;

•	no Company Material Adverse Effect has occurred since the execution of the Merger Agreement; and

•	the delivery of an officer’s certificate by the Company certifying that the above conditions have been satisfied.

The Company’s obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

•	the accuracy of the representations and warranties of Parent and Merger Sub (subject in certain cases to certain materiality and other qualifications);

•	Parent’s and Merger Sub’s performance and compliance with their obligations and covenants under the Merger Agreement in all material respects; and

•	the delivery of an officer’s certificate by Parent certifying that the above conditions have been satisfied.

No Solicitation of Acquisition Proposals (Page 97)

The Company has agreed to cease and cause its subsidiaries and their respective representatives to immediately cease any and all existing discussions, communications or negotiations with any persons conducted until the date of the Merger Agreement with respect to any Acquisition Proposal (as defined below).  In addition, the Company has agreed that neither it nor its subsidiaries will, and the Company will not authorize or permit any of their respective representatives to:

•
solicit or initiate the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal;

•
furnish to any person any non-public information relating to our Company, or afford to any person access to non-public information or personnel of our Company, in each case with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist, an Acquisition Proposal or any communication that would reasonably be expected to lead to an Acquisition Proposal;

•	participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal;

•	approve, endorse or recommend an Acquisition Proposal; or

•	enter into any contract contemplating or otherwise relating to an Acquisition Transaction (as defined below).

The term “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.  The term “Acquisition Transaction” means any transaction or series of transactions involving: (i) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or group of persons acquires ownership of securities representing fifteen percent (15%) or more of the outstanding Ordinary Shares of the Company; (ii) any merger, consolidation, business combination, scheme of arrangement or similar transaction involving the Company and/or any of its subsidiaries (except for any transaction among the Company’s subsidiaries); (iii) any sale, lease, exchange, license, transfer, acquisition or disposition of more than fifteen percent (15%) of the total consolidated assets of the Company and its subsidiaries; (iv) any recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (v) any issuance by the Company of over fifteen percent (15%) of its equity securities (except pursuant to the exercise of outstanding options or settlement of RSUs).

Notwithstanding the restrictions above, our Board is permitted to engage in discussions of, or provide non-public information with respect to, any bona fide, unsolicited written Acquisition Proposal received without any material violation of the “no solicitation” restrictions described above if our Board has determined, after consultation with its financial advisor and outside legal counsel, that (i) the Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (as defined below) and (ii) failure to take the actions would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law; provided, that before providing any non-public information to the person making the Acquisition Proposal, the recipient must enter into a confidentiality agreement that is no less favorable to the Company than the confidentiality agreement between the Company and Parent.

Company Board Recommendation Change; Fiduciary Termination (Page 98)

The Merger Agreement prohibits our Board from (i) withholding, withdrawing, amending or modifying in a manner adverse to Parent in any material respect, or publicly proposing to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, our Board’s recommendation of the Merger Agreement and the transactions contemplated by the Merger Agreement, or (ii) approving or recommending or proposing to approve or recommend, any Acquisition Proposal.

Notwithstanding the restrictions described above, if, prior to obtaining the Company Shareholder Approval, the Company receives a bona fide, written Acquisition Proposal from a third party that did not result from the third party’s breach of any standstill obligations or the Company’s breach of its no solicitation obligations, and our Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (i) the Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to change its recommendation or terminate the Merger Agreement would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law, then, our board may, subject to compliance with certain obligations set forth in the Merger Agreement, including providing Parent with prior notice and allowing Parent the right to negotiate with the Company to match the terms of any Superior Proposal, withdraw (or qualify or modify in a manner adverse to Parent) its recommendation of the Merger Agreement (which we refer to as a Company Board Recommendation Change) or terminate the Merger Agreement to enter into an acquisition agreement with respect to such Superior Proposal, subject to payment of the Termination Fee (as defined below).

The term “Superior Proposal” means any bona fide written Acquisition Proposal to acquire more than 50% of the equity securities or consolidated total assets of the Company and its Subsidiaries, pursuant to a tender or exchange offer, a merger, scheme of arrangement, a consolidation, a business combination, or a sale of assets (i) on terms that our Board (or any Board committee) has determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects and the terms of this Acquisition Proposal, would be more favorable to our shareholders than the Merger and (ii) which our Board has determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

In addition, at any time prior to obtaining the Company Shareholder Approval, if an Intervening Event (as defined below) will have occurred and our Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to change its recommendation would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law, our Board may, subject to compliance with certain obligations set forth in the merger agreement, including providing Parent with prior notice and allowing Parent the right to negotiate with the Company to make adjustments to the terms and conditions of the Merger Agreement, withdraw (or qualify or modify in a manner adverse to Parent) its recommendation of the Merger Agreement solely in respect of such Intervening Event.  An “Intervening Event” means a material event, development or change in circumstances (other than the receipt of an Acquisition Proposal) with respect to the Company or any of its subsidiaries occurring, arising or coming to the attention of the Board after the date of the Merger Agreement and prior to obtaining the Company Shareholder Approval, and which was not known or reasonably foreseeable to the Board as of or prior to the date of the Merger Agreement.

The parties to the Merger Agreement have contractually and without intending to modify any fiduciary duties of our Board (or any of its committees) under applicable law agreed that, in the absence of compelling legal authority to the contrary, the Company, our Board and the Company’s outside legal counsel are entitled to rely on and deem applicable to the Company and our Board the law applicable to corporations incorporated in the State of Delaware for purposes of making the conclusions described above (and providing advice with respect thereto).

Termination (Page 105)

The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of Parent and the Company.

The Merger Agreement may also be terminated prior to the effective time of the Merger by either Parent or the Company if:

•
the Merger is not consummated by March 20, 2019 (which we refer to as the Outside Date). This right to terminate is not available to a party whose breach of the Merger Agreement has been a principal cause of, or primarily resulted in, the failure to close the Merger by the Outside Date or is in material breach of the Merger Agreement;

•
a governmental entity has issued a final and non-appealable order or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (this right to terminate is not available to a party if the issuance of the order was primarily due to this party’s failure to perform its obligations under the Merger Agreement); or

•	the Company Shareholder Approval is not obtained after the final adjournment of the shareholders’ meeting at which a vote is taken on the Merger.

The Merger Agreement may also be terminated by Parent under any of the following circumstances:

•
(i) at any time prior to the receipt of Company Shareholder Approval (x) our Board has withdrawn (or qualified or modified in a manner adverse to Parent) its recommendation of the Merger Agreement, (y) our Board has failed to formally recommend against a competing tender or exchange offer that constitutes an Acquisition Proposal within 10 business days after the commencement of the offer, has recommended our shareholders to approve such Acquisition Proposal, or has publicly announced its intention to enter into any agreement in respect of such Acquisition Proposal, or (ii) at any time prior to the effective time of the Merger, (A) our Board has failed to publicly reaffirm its recommendation of the Merger within three Business Days after Parent’s written request, or (B) the Company or any of its Subsidiaries or senior representatives has willfully and materially breached their obligations under the Merger Agreement with respect to no solicitation of Acquisition Proposals and/or no change of Board recommendation; or

•
the Company has breached any of its representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the Company has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that Parent has not breached the Merger Agreement in any material respect).

The Merger Agreement may also be terminated by the Company under any of the following circumstances:

•
at any time prior the receipt of the Company Shareholder Approval in order to enter into an agreement with respect to a Superior Proposal, provided that the Company pays the Termination Fee to Parent concurrently with the termination of the Merger Agreement; or

•
Parent or Merger Sub has breached any of their representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the breaching party has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that the Company has not breached the Merger Agreement in any material respect).

Termination Fee (Page 105)

The Company is required to pay Parent a US$60.8 million fee (which we refer to as the Termination Fee) in connection with the termination of the Merger Agreement under the following circumstances:

•	The Company terminates the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal;

•
Parent terminates the Merger Agreement as a result of a Company Board Recommendation Change, our Board’s recommendation of (or failure to recommend against) a competing tender or exchange offer that constitutes an Acquisition Proposal, our Board’s failure to reaffirm its recommendation of the Merger, or a willful and material breach by the Company or any of its senior representatives of their obligations under the Merger Agreement with respect to no solicitation of Acquisition Proposals and/or no change of Board recommendation;

•
the Merger Agreement is terminated by either party as a result of the failure to obtain the Company Shareholder Approval, an Acquisition Proposal was publicly announced and not withdrawn before the Company Shareholders Meeting, and within 12 months after the termination, the Company enters into a definitive agreement with the party who made that Acquisition Proposal and the Acquisition Proposal was subsequently completed; or

•
the Merger Agreement is terminated as a result of the failure to close the Merger before the Outside Date or as a result of a breach by the Company of any of its representations, warranties or covenants such that the closing conditions would not be satisfied (see above), an Acquisition Proposal was publicly disclosed and not withdrawn prior to the termination, and within 12 months after the termination, the Company either consummates an Acquisition Proposal involving 50% or more of the Company’s shares or substantially all of the Company’s assets, or enters into a definitive agreement with respect to such an Acquisition Proposal.

Unless Parent has waived its right to receive the Termination Fee and refunded any Termination Fee that has been paid by the Company, (i) Parent’s right to receive the Termination Fee is its sole and exclusive remedy against the Company under the Merger Agreement under circumstances when the Termination Fee is payable and (ii) upon payment of the Termination Fee, the Company will have no further liabilities to Parent relating to the Merger Agreement.

Specific Performance (Page 107)

The parties to the Merger Agreement have agreed that they will be entitled, in addition to any other remedy at law or in equity, to an injunction or injunctions to prevent or restrain breaches or threatened breaches by the other party, and to specifically enforce the terms and provisions of the Merger Agreement.

Guaranty (Page 108)

In connection with the execution of the Merger Agreement, the Guarantor has executed the Guaranty pursuant to which it has agreed to guarantee all of the obligations of Parent and Merger Sub under the Merger Agreement.

Market Price Information (Page 109)

On September 20, 2018, the last full trading day on the NASDAQ and the TASE prior to the announcement of the Merger Agreement, the closing price per ADS on NASDAQ was US$52.75 and the closing price per Ordinary Share on the TASE was NIS 93.77 (approximately US$26.17 based on the exchange rate reported by the Bank of Israel as of such date).  On October 18, 2018, the most recent practicable date, the closing price per ADS on NASDAQ was US$58.08 and the closing price per Ordinary Share on the TASE was NIS 106.10 (approximately US$29.05, based on the exchange rate reported by the Bank of Israel as of such date).   For further information regarding our historical share prices, please see the section of this Proxy Statement entitled “Market Price Information” beginning on page 109.

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Concerning Forward-Looking Statements” beginning on page 36, you should carefully consider the following risk factors in determining how to vote at the Special Meeting.  The following is not intended to be an exhaustive list of the risks related to the merger and you should read and consider the risk factors described under Part 1, Item 3, “Key Information — Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, which is on file with the SEC, and is incorporated by reference into this Proxy Statement.

Failure to complete the Merger could negatively impact our share price, business, financial condition, results of operations or prospects.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 104, including that:

•
the expiration or termination of the waiting period under the antitrust laws of the United States and Israel, and the receipt of any required approval or the making of any required filing under the antitrust laws of these countries; and

•	no Company Material Adverse Effect has occurred since signing.

No assurance can be given that each of the conditions will be satisfied. If the conditions are not satisfied or waived in a timely manner and the Merger is delayed, payment of the Merger Consideration will also be delayed. In addition, the Merger Agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement–Termination Provisions” beginning on page 105.  If the Merger is not completed (including in the case the Merger Agreement is terminated), the price of our Ordinary Shares and/or ADSs and our ongoing business, financial condition, results of operations and prospects may be adversely affected and, without realizing any of the benefits of having completed the Merger, we will be subject to a number of risks, including the following:

•
we may be required to pay Parent a Termination Fee if the Merger is terminated under various circumstances described in the section entitled “The Merger Agreement–Remedies–Termination Fee” beginning on page 106, which might have the effect of discouraging other parties potentially interested in acquiring the Company from pursuing an acquisition of the Company;

•
we will be required to pay our expenses related to the Merger, which are substantial, including expenses incurred in connection with any litigation that may result from the announcement or pendency of the Merger;

•	the market’s perception of the Company’s continuing business could potentially result in a loss of customers, suppliers, business partners and employees;

•	our commercial relationship with Medtronic may be impacted;

•	any employee attrition could adversely impact the Company’s business; and

•	the trading price of Ordinary Shares and ADS may decline to the extent that the current market price reflects a market assumption that the Merger will be completed.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the Merger Proposal.

Some of the members of management and our Board may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section entitled “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 83.  These interests could cause management or members of our Board to have a conflict of interest in recommending approval of the Merger Proposal.

The fact that there is a Merger pending could harm our business, revenue and results of operations.

While the Merger is pending, it creates uncertainty about our future.  As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our products pending completion of the Merger or termination of the Merger Agreement.  If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors.  If as a result there is a Company Material Adverse Effect (as defined in the section entitled “The Merger Agreement” beginning on page 88), Parent may have a right to terminate the Merger Agreement without paying any termination fee.

In addition, while the Merger is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•
the diversion of management and employee attention, which could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company, and the unavoidable disruption to our relationships with customers and suppliers may detract from our ability to grow revenues and minimize costs;

•
the potential negative effect of the pendency of the Merger on the Company’s business, including uncertainty about the effect of the Merger on the Company’s employees, customers, suppliers and other parties, which may impair the Company’s ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with the Company;

•
our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Merger.  This uncertainty may adversely affect our ability to attract and retain key personnel;

•
the restrictions on the conduct of the Company’s business prior to the completion of the Merger, requiring us to conduct the Company’s business only in the ordinary course, subject to specific limitations, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger;

•	we have and will continue to incur significant expenses related to the Merger prior to its closing; and

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our obligation to pay a Termination Fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other Acquisition Proposals may discourage other transactions that may be favorable to our shareholders.

Until the Merger is completed or the Merger Agreement is terminated, with limited exceptions, the Merger Agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to Acquisition Proposals or other business combinations.  Under specified circumstances, including in connection with our termination of the Merger Agreement in order to accept a Superior Proposal, we will be obligated to pay Parent a Termination Fee of US$60.8 million.  These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the Merger.

If the Merger is not consummated by March 20, 2019 (which we refer to as the Outside Date), either we or Parent may, under certain circumstances which may be beyond our control, choose not to proceed with the Merger.

The Merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement–Conditions to the Completion of the Merger” beginning on page 104.  Certain of these conditions are beyond our control, such as the expiration or termination of the applicable waiting period under antitrust laws.  In addition, the Merger cannot be consummated until after (i) the completion of a 50-day waiting period commencing on the date of the filing of the merger proposal by both merging companies with the Companies Registrar and (ii) 30 days after the Company Shareholder Approval has been obtained.  If the Merger has not been completed by the Outside Date either the Company or Parent may terminate the Merger Agreement, except that this termination right is not available to a party whose breach of the Merger Agreement has been a principal cause of, or primarily resulted in, the failure to close the Merger by the Outside Date or is material breach of the Merger Agreement.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about the expected completion of the proposed transaction and the timing thereof, the satisfaction or waiver of any conditions to the proposed transaction, anticipated benefits, growth opportunities and other events relating to the proposed transaction, projections about the Company’s business and its future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as “may,” “anticipates,” “estimates,” “expects,” “intends,” “plans,” “believes,” and words and terms of similar substance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements to be materially different from those expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following:

•	we may be unable to obtain the Company Shareholder Approval;

•	we may be unable to obtain required regulatory approvals or satisfy other conditions to the closing of the Merger;

•	the Merger may involve unexpected costs, liabilities or delays;

•
our business may suffer as a result of uncertainty surrounding the proposed Merger, diversion of management attention on Merger-related matters, disruption of current plans and operations, the potential difficulties in employee retention, and impact of the Merger on relationships with customers, distributors and suppliers;

•	the outcome of any legal proceedings related to the Merger;

•	our Company may be adversely affected by other economic, business, and/or competitive factors;

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the ability to recognize benefits of the proposed Merger;

•	disruptions to current plans and operations and potential difficulties in employee retention as a result of the Merger;

•	the Merger may impact the Company’s relationships with its customers, distributors and suppliers;

•	other risks to consummation of the proposed transaction, including the risk that the proposed transaction will not be consummated within the expected time period or at all; and

•
other risks and factors disclosed in the Company’s filings with the Securities and Exchange Commission (which we refer to as the SEC), including, but not limited to, risks and factors identified under such headings as “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and “Operating and Financial Review and Prospects” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 30, 2018.

These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Merger. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

THE PARTIES TO THE MERGER

Our Company

Mazor Robotics Ltd. (which we refer to as Mazor, the Company or our Company) was incorporated under the laws of the State of Israel.  Mazor Robotics, an Israeli company, is a leading innovator that has pioneered robotic guidance systems and complementary products in the spine and brain surgical markets which we believe may provide a safer surgical environment for patients, surgeons and operating room staff. We engage in the development, production and marketing of innovative medical devices for supporting surgical procedures in the fields of orthopedics and neurosurgery. We operate in the fields of image guided surgery and computer-assisted surgery enabling the use of surgical instruments with high precision and minimal invasiveness, aiming to simplify complex and minimally-invasive surgical procedures. We believe that our Mazor Core technology – the collaboration of four key technologies in Mazor's systems -  provides predictable, efficient and precise surgical procedures. We believe that our portfolio of products, based on our proprietary Mazor Core technology and including the Mazor XTM Robotic Guidance System, or Mazor X, and the Renaissance® Surgical-Guidance System, or Renaissance, are transforming spine surgery from freehand procedures to highly accurate, state-of-the-art, guided procedures that raise the standard of care with better clinical results. We believe in evidence-based medicine, with more than fifty-five peer-reviewed studies validating the clinical value proposition of our products. The Mazor X, Renaissance and SpineAssist (our predecessor to the Renaissance) systems have been used to perform a wide variety of spine procedures on over 36,000 patients worldwide (with over 250,000 implants placed).

Our Company’s principal offices are located at 5 Shacham St., Caesarea North Industrial Park 3079567, Israel.

This Proxy Statement incorporates important business and financial information about Mazor from other documents that are not included in or delivered with this information statement.  For a list of the documents incorporated by reference in this information statement, see “Where You Can Find More Information” beginning on page 111.

Parent

Each of Given Imaging Ltd., Oridion Medical 1987 Ltd., Oridion Systems Ltd. and Covidien Israel Holdings Ltd. (which we refer to collectively and individually as Parent) was incorporated under the laws of the State of Israel and is an indirect subsidiary of Medtronic plc (which we refer to as Medtronic). Medtronic is headquartered in Dublin, Ireland, and is among the world’s largest medical technology, services, and solutions companies - alleviating pain, restoring health, and extending life for millions of people around the world.  With revenue in its fiscal year ended in April 2018 of US$30 billion, Medtronic has approximately 86,000 full-time employees serving hospitals, physicians, clinicians, and patients in more than 150 countries worldwide.  The principal executive offices of Medtronic are located 20 Lower Hatch Street, Dublin 2, Ireland, and its telephone number is +353 1 438 1700.

Merger Sub

Belinom Ltd., which we refer to as Merger Sub, is an Israeli company wholly owned by Parent, which was formed for the purpose of effecting the Merger and the transactions contemplated by the Merger Agreement.  Merger Sub has not engaged in any business except activities incidental to its formation and in connection with the transactions contemplated by the Merger Agreement.  The principal executive offices of Merger Sub are located at 16 Abba Hillel Rd., Ramat Gan 5250608, Israel (c/o Meitar Liquornik Geva Leshem Tal, Law Offices).

THE SPECIAL GENERAL MEETING

Time and Place of the Special Meeting

This Proxy Statement is being furnished to holders of our ordinary shares, par value NIS 0.01 per share (which, including with respect to ordinary shares underlying American Depositary Shares of Mazor (which we refer to as ADSs), we refer to as Ordinary Shares) in connection with the solicitation of proxies by and on behalf of our Board of Directors (which we refer to as the Board) for use at the Special General Meeting of Shareholders of our Company (which we refer to as the Special Meeting) to be held on November 19, 2018, at 4:00 p.m. (Israel time), at Luchtenstein Levy Wiseman, Law Offices at 5 Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel, and at any adjournment or postponement thereof. We are first making available this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about October 19, 2018 to all holders of Ordinary Shares entitled to participate in and to vote at the Special Meeting.

Purposes of the Special Meeting; Proposed Resolutions

On September 20, 2018, Mazor entered into an Agreement and Plan of Merger (which we refer to as the Merger Agreement) with Given Imaging Ltd., Oridion Medical 1987 Ltd., Oridion Systems Ltd., Covidien Israel Holdings Ltd. (which we refer to, collectively and individually, as Parent), each of which is an indirect subsidiary of Medtronic plc (which we refer to as Medtronic), and Merger Sub, Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, following which Merger Sub will cease to exist as a separate legal entity and the Company will become collectively wholly owned by Parent and Covidien Group S.a.r.l (which we refer to as CovLux), a Luxembourg company and an indirect wholly-owned subsidiary of Medtronic (which we refer to as the Merger).

Merger Proposal. At the Special Meeting, our shareholders will consider and vote on the Merger Proposal, which is a proposal to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. To approve the Merger Proposal, it is proposed that at the Special Meeting, the following resolution be adopted:

“RESOLVED, that pursuant to Section 320 of the Israeli Companies Law, 5759-1999 (the “Companies Law”): (i) the merger of Belinom Ltd. (“Merger Sub”), a company formed under the laws of the State of Israel and directly wholly owned by Given Imaging Ltd., a company organized under the laws of the State of Israel, Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel, Oridion Systems Ltd., a company organized under the laws of the State of Israel, Covidien Israel Holdings Ltd., a company organized under the laws of the State of Israel (collectively and individually, “Parent”) each of which is an indirect subsidiary of Medtronic plc, a public company formed under the laws of Ireland (“Medtronic”), with and into Mazor, pursuant to Sections 314 through 327 of the Companies Law, following which Merger Sub will cease to exist as a separate legal entity and the Company will become collectively wholly owned by Parent and Covidien Group S.a.r.l, a Luxembourg company and an indirect wholly-owned subsidiary of Medtronic (“CovLux”) (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of September 20, 2018, as it may be amended from time to time (the “Merger Agreement”), by and among Mazor, Merger Sub and Parent; (iii) the consideration to be received by the shareholders of Mazor (other than CovLux) in the Merger (the “Merger Consideration”), consisting of US$29.25 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Mazor, par value NIS 0.01 per share (including with respect to ordinary shares underlying American Depositary Shares of the Company (“ADSs”), the “Ordinary Shares”) owned immediately prior to the effective time of the Merger; (iv) in connection with the renewal of our directors’ and officers’ (“D&O”) liability insurance policy, the amendment of the Company’s Compensation Policy for Officers and Directors such that the annual premium limit for D&O liability insurance shall be increased to US$1,500,000; (v) the purchase by Mazor of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger, as permitted under the Merger Agreement; (vi) the accelerated vesting of (if unvested) and cancellation of each outstanding option to purchase Ordinary Shares of Mazor (including those granted to Mazor’s officers and directors) in exchange for the right to receive a lump sum cash payment equal to the product of the excess, if any, of the Merger Consideration over the applicable per share exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (vii) the accelerated vesting of (if unvested) and cancellation of each outstanding restricted stock unit (“RSU”) (including those granted to Mazor’s officers) in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSUs, without interest and subject to applicable withholding taxes; (viii) the payment by Mazor of special transaction bonuses to officers of Mazor in connection with the Merger and subject to the completion of the Merger, as permitted under the Merger Agreement; and (ix) all other transactions and arrangements contemplated by the Merger Agreement, as described in the proxy statement, dated October 19, 2018, sent by Mazor to its shareholders in respect of this meeting, be, and each of the foregoing hereby is, approved in all respects by Mazor’s shareholders.”

Our shareholders must approve the Merger Proposal in order for the Merger to occur. If the shareholders fail to approve and adopt the Merger Proposal, the Merger will not occur. For more information about the Merger and the Merger Agreement, see the sections of this Proxy Statement entitled “The Merger” and “The Merger Agreement” beginning on pages 47 and 88, respectively.

Recommendation of the Board of Mazor

OUR BOARD BELIEVES THAT THE MERGER PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF MAZOR AND ITS SHAREHOLDERS AND RECOMMENDS THAT YOU AND THE OTHER MAZOR SHAREHOLDERS VOTE “FOR” THE MERGER PROPOSAL. See “The Merger–Our Reasons for Approving the Merger Proposal” beginning on page 54.

Record Date; Shareholders Entitled to Vote

In accordance with the ICL and our Articles of Association, October 18, 2018 was fixed as the Record Date for determining the shareholders entitled to participate in and to vote at the Special Meeting. Accordingly, you are entitled to participate in and to vote at the Special Meeting only if you were a record holder of Ordinary Shares at the close of business on that date, irrespective of the amount of Ordinary Shares in your possession on such date.  Shareholders who hold shares through members of TASE may participate and vote at the Special Meeting if they confirm their ownership as required by the ICL and its regulations.

As of October 18, 2018, the Record Date for the Special Meeting, there were 53,159,430 Ordinary Shares outstanding and entitled to vote.  Your shares may be voted at the Special Meeting only if you are present or your shares are represented by a valid proxy.

If, as of the Record Date, you held Ordinary Shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depositary, you are considered to be beneficial owners of shares held in “street name”.  This Proxy Statement and other proxy materials are being forwarded to beneficial owners by your bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the meeting, but may not actually vote their shares in person at the meeting.  The bank, broker or other nominee that is a shareholder of record has enclosed a voting instruction card for you to use in directing the holder of record how to vote the shares. Such holders should follow the instructions provided by their bank, broker or other nominee.

Holders of ADSs, who held ADSs as of the Record Date, may instruct The Bank of New York Mellon (which we refer to as the Depositary) how to vote the Ordinary Shares underlying their ADSs and the Depositary will endeavor to vote (or will endeavor to cause the vote of) the Ordinary Shares it holds on deposit at the Special Meeting in accordance with the voting instructions, the form of which is attached as Appendix D to this Proxy Statement, timely received from holders of ADSs as of the Record Date. The Depositary must receive such instructions no later than 12:00 p.m. (noon) (New York City Time) on November 15, 2018. The Depositary has advised us that it will not itself exercise any voting discretion in respect of any Ordinary Shares represented by ADSs other than in accordance with signed voting instructions from ADS holders as of the Record Date. Accordingly, Ordinary Shares represented by ADSs for which voting instructions fail to specify the manner in which the Depositary is to vote or for which timely voting instructions are not received by the Depositary will not be voted.

Holders of ADSs who held ADSs as of the Record Date through a bank, broker or other nominee, which is a holder of ADSs of record, are considered to be beneficial owners of ADSs.  These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their ADSs should be voted.  The bank, broker or other nominee that is a holder of ADSs of record will provide voting instructions for beneficial owners to use in directing the holder of record how to vote the ADSs. Such holders should follow the instructions provided by their bank, broker or other nominee. Holders of ADSs will not be able to attend or vote directly at the Special Meeting.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Quorum

Pursuant to the Company’s Articles of Association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the Company’s issued share capital. Ordinary Shares held through a TASE member or ADSs for which no instructions were received will not be counted as present at the meeting for the purpose of determining whether a quorum is present and will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote. Abstentions will be counted as present at the meeting for the purpose of determining whether a quorum is present, but will not be treated as voting shares and will not have any effect on whether the requisite vote is obtained for all matters placed before shareholders for their vote.

If within half an hour from the time scheduled for the holding of the Special Meeting a quorum is not present, the Special Meeting will stand adjourned until one week thereafter at the same time and place. If within half an hour from the time scheduled for holding of the adjourned meeting the aforesaid percentage of Ordinary Shares required for a quorum is not present, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Special Meeting was called.

Voting Rights and Vote Required

Each Ordinary Share outstanding on the Record Date will entitle its holder to one vote on the Merger Proposal and any other matter to be presented at the Special Meeting. Each ADS represents two Ordinary Shares.

Provided that a quorum is present, approval of the Merger Proposal will require the affirmative vote (which we refer to as the Company Shareholder Approval) of holders  of at least a majority of Ordinary Shares voted at the meeting, provided (x) such majority includes more than 50% of the Ordinary Shares voted (not counting any abstentions) by shareholders that are not Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing and (y) either (i) such majority includes the affirmative vote of at least a majority of the total votes cast by shareholders who are present and voting (not counting any abstentions) who are not “controlling shareholders” of the Company and do not have a “personal interest” in the matter, or (ii) the total number of Ordinary Shares voted against the Merger Proposal by shareholders who are neither “controlling shareholders” of the Company nor have a “personal interest” in the matter who were present and voted, does not exceed 2% of the total voting rights in the Company.

Under the ICL, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of the Company, other than solely as a result of serving as a director or in another position in the Company.  A person is presumed to be a controlling shareholder for these purposes if holding (i) 50% or more of any type of controlling means in the Company, or (ii) 25% or more of the voting rights in the Company, if no other person holds more than 50% of the voting rights in the Company. If two or more shareholders have a “personal interest” in the same proposal, their shareholdings are aggregated for purposes of calculating these percentages with respect to such proposal.

Under the ICL, a person is deemed to have a “personal interest” in the Merger Proposal if this person, or certain members of this person’s family (namely, such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents, or the spouse of any such person) or a company that is affiliated with this person or with such members of this person’s family (namely, a company in which this person or any such family member serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares or voting rights) has a personal interest in the adoption of such proposal.  However, a person is not deemed to have a “personal interest” in the adoption of the Merger Proposal if this person’s interest in the Merger Proposal arises solely from this person’s ownership of the Company’s Ordinary Shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.

For purpose of the Merger Proposal, the Ordinary Shares underlying ADSs held by CovLux are excluded for purposes of determining whether the majority referred to in clause (x) of the vote required to approve the Merger Proposal is obtained. In addition, our directors and executive officers and CovLux are deemed to have a “personal interest” in the Merger Proposal and, accordingly, all of the Ordinary Shares held by our directors and executive officers and by CovLux are also excluded for purposes of determining whether the majority referred to in clause (y) of the vote required to approve the Merger Proposal is obtained. As of the Record Date, our directors and executive officers collectively owned 230,971 Ordinary Shares, representing approximately 0.43% of all of the Ordinary Shares outstanding as of the Record Date (see “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 83) and CovLux held 2,998,790 ADSs, which represent 5,997,580 Ordinary Shares, representing approximately 11.3% of all of the Ordinary Shares outstanding as of the Record Date, and freely exercisable warrants to purchase 1,210,000 ADSs, which were not exercised on or prior to the Record Date (see “Beneficial Ownership of Ordinary Shares” beginning on page 110).

The Company is not currently aware of any controlling shareholders, as defined under the ICL.  However, other shareholders and ADS holders may have a “personal interest” in the Merger Proposal and may be required to be excluded for purposes of determining whether the majority referred to in clause (y) of the vote required to approve the Merger Proposal is obtained.

Each shareholder and ADS holder is required under the ICL to notify us if he, she or it has a personal interest in connection with the Merger Proposal, is a controlling shareholder of Mazor and/or is a shareholder listed in Section 320(c) of the ICL (i.e., whether such shareholder is Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing), as a condition for his, her or its vote to be counted with respect to the Merger Proposal. Otherwise, under the ICL, his, her or its vote with respect to the Merger Proposal will not be counted in determining whether the applicable approval requirements have been met.

Only Ordinary Shares that are voted on the Merger Proposal will be counted towards determining whether the Merger Proposal is approved by shareholders. Ordinary Shares present at the Special Meeting that are not voted on the Merger Proposal or Ordinary Shares present by proxy where the shareholder properly withheld authority to vote on such proposal will not have any effect in determining whether the Merger Proposal is approved by shareholders, but will be counted for purposes of determining whether a quorum exists.

The shares subject to a proxy card of a record shareholder that is duly signed in accordance with this notice and returned that does not indicate a vote “FOR”, “AGAINST” or “ABSTAIN” with respect to the Merger Proposal: (i) if the proxy card nevertheless indicates that the relevant shareholder (x) is not Parent, Merger Sub or any person or entity holding at least 25% of the means of control of either Parent or Merger Sub, or any person or entity acting on behalf of either Parent or Merger Sub or any family member of, or entity controlled by, any of the foregoing, by indicating “NO” in Item 1A on the proxy card, and (y) is not a “controlling shareholder” of the Company and does not have a “personal interest” in the approval of the Merger Proposal, by indicating “NO” in Item 1B on the proxy card, then such shares will be voted at the Special Meeting “FOR” the Merger Proposal, in accordance with the recommendation of our Board; and (ii) if the proxy card does not provide the foregoing indications, then such shares will not vote and will not be counted for the vote on the Merger Proposal.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Merger Proposal to be voted on at the Special Meeting, without instructions from the customer. Shares held by a bank, broker or nominee that are not voted at the Special Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal and will have no effect on the result on the vote.

The Depositary has advised us that it will not itself exercise any voting discretion in respect of any Ordinary Shares represented by ADSs other than in accordance with signed voting instructions from ADS holders as of the Record Date. Accordingly, Ordinary Shares represented by ADSs, for which voting instructions fail to specify the manner in which the Depositary is to vote or for which timely voting instructions are not received by the Depositary, will not be voted.

Adjournment and Postponement

If within half an hour from the time scheduled for the holding of the Special Meeting a quorum is not present, the Special Meeting will stand adjourned until one week thereafter at the same time and place. If within half an hour from the time scheduled for holding of the adjourned meeting the aforesaid percentage of Ordinary Shares required for a quorum is not present, two or more shareholders (regardless of the percentage of our Ordinary Shares held by them) who are present will constitute a quorum for the business for which the original Special Meeting was called.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Ordinary Shares and your share certificate(s) were registered in your name with us and our transfer agent as of the Record Date, you may vote (a) in person by attending the Special Meeting or (b) by marking, signing, dating and returning the second part (part ‘B’) of the enclosed proxy card.

If you sign, date and return your proxy card without indicating how you want to vote, your Ordinary Shares will not be voted at the Special Meeting but will be counted for purposes of determining whether a quorum exists.

ADS Holders of record

ADS holders as of the Record Date, may instruct the Depositary how to vote the Ordinary Shares underlying their ADSs and the Depositary will endeavor to vote (or will endeavor to cause the vote of) the Ordinary Shares it holds on deposit at the Special Meeting in accordance with the voting instructions, the form of which is attached as Appendix D to this Proxy Statement, timely received from holders of ADSs as of the Record Date. The Depositary must receive such instructions no later than 12:00 p.m. (noon) (New York City Time) on November 15, 2018. The Depositary has advised us that it will not itself exercise any voting discretion in respect of any Ordinary Shares represented by ADSs other than in accordance with signed voting instructions from ADS holders as of the Record Date. Accordingly, Ordinary Shares represented by ADSs for which voting instructions fail to specify the manner in which the Depositary is to vote or for which timely voting instructions are not received by the Depositary will not be voted.

Shares or ADS Held in “Street Name”

If you hold your Ordinary Shares or ADSs in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Ordinary Shares are held in “street name” and you wish to vote such shares by attending the Special Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee.

Shares Traded on TASE

The Israeli Companies Regulations (Deeds of Vote and Position Notices), 5766-2005, states that shareholders who will not attend the Special Meeting in person may vote by completing the second part (part ‘B’) of the Proxy Card (ktav hatzba’a) and returning it promptly (and in any event at least six hours prior to the scheduled time of the Special Meeting) to the Company at its registered address. If your shares are held on the TASE, you can also vote via the electronic voting system of the Israeli Securities Authority, after receiving a personal identifying number, an access code and additional information regarding the Special Meeting from the member of the TASE and after carrying out a secured identification process, up to six hours prior to the scheduled time of the Special Meeting. The Company’s Articles of Association also allow you to appoint a proxy to vote in your stead (whether personally or by means of a Proxy Card) at the Special Meeting, as long as the proxy is delivered to the Company at its registered address at least forty-eight (48) hours prior to the scheduled time of the Special Meeting. If you are a beneficial owner of shares registered in the name of a member of the TASE and you wish to vote, either by appointing a proxy, by Proxy Card or in person by attending the Special Meeting, you must deliver to us a proof of ownership in accordance with the ICL, and the Israeli Companies Regulations (Proof of Ownership of Shares for Voting at General Meetings), 5760-2000. Detailed voting instructions are provided both in this Proxy Statement and on the enclosed Proxy Card.

Voting of Proxies

All shares represented at the Special Meeting by valid proxies that we receive in time for the Special Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Ordinary Shares will not be voted at the Special Meeting.

Proxies submitted with instructions to abstain from voting, proxies for which no instruction was given and Ordinary Shares held through a TASE member or ADSs for which no instructions were received will not be considered to be votes “FOR” or “AGAINST” the Merger Proposal and will have no effect on the result of the vote.

Revocation of Proxies

Shareholder may revoke their proxy at any time up to 24 hours before the time set for the Special Meeting and provided that you prove your identity to the satisfaction of our Legal Counsel by (a) delivering to us at our head offices located at 5 Shacham St., Caesarea North Industrial Park 3079567, Israel; Attention: Legal Counsel, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) by properly submitting a later-dated proxy relating to the same shares or (c) by attending the Special Meeting and voting in person (although attendance at the Special Meeting will not, by itself, revoke a proxy). Ordinary Shares represented by properly executed proxies received by us no later than twenty-four (24) hours prior to the Special Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Special Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at our head offices located at 5 Shacham St., Caesarea North Industrial Park 3079567, Israel; Attention: Legal Counsel.

If you hold your Ordinary Shares in “street name” through a TASE member, if you voted electronically via the electronic voting system of the ISA, you may change or revoke your vote using the electronic voting system up to the time by which you may submit a vote using such system (i.e., up to six hours prior to the scheduled time of the Special Meeting).

ADS holders returning voting instructions to the Depositary may revoke or change such instructions by communicating such revocation or change in writing to the Depositary. The Depositary must receive such revocation or change no later than 12:00 p.m. (noon) (New York City Time) on November 15, 2018.

If you have instructed your bank, broker, or other nominee to vote your Ordinary Shares or ADSs, you must follow the instructions of your bank, broker, or other nominee to change or revoke your instructions.

You may also be represented by another person present at the Special Meeting by executing a proxy designating such person to act on your behalf.

Solicitation of Proxies

The Company will bear the costs of solicitation of proxies for the Special Meeting. We have engaged The Proxy Advisory Group, LLC, which we refer to as PAG, to assist in the solicitation of proxies and provide related advice and informational support, for a services fee and the reimbursement of customary disbursements, which are not expected to exceed US$30,000 in total.  The Company has also engaged Broadridge Investor Communication Solutions, Inc., which we refer to as Broadridge, to assist in the solicitation of proxies and provide related services, for a services fee of US$6,495 and the reimbursement of customary disbursements and expenses.  In addition, the Depositary will assist in the solicitation of proxy for the special meeting from holders of ADSs.  PAG’s, Broadridge’s and the Depositary’s employees and the Company’s directors, officers and employees may solicit proxies from shareholders by mail, telephone, telegram, personal interview or otherwise. The Company’s directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation.

Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses. The Company may reimburse the reasonable charges and expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold Ordinary Shares.

SHAREHOLDERS AND ADS HOLDERS SHOULD NOT SEND ANY CERTIFICATES REPRESENTING ORDINARY SHARES OR ADS WITH THEIR PROXY CARDS. IF THE MERGER PROPOSAL IS APPROVED AND THE MERGER IS SUBSEQUENTLY COMPLETED, YOU WILL RECEIVE INSTRUCTIONS FOR SURRENDERING YOUR CERTIFICATES IN EXCHANGE FOR THE MERGER CONSIDERATION.

SHAREHOLDERS AND ADS HOLDERS ARE URGED TO PROMPTLY COMPLETE, SIGN, DATE AND RETURN THE APPLICABLE ENCLOSED PROXY CARD OR VOTING INSTRUCTION FORM AND SUBMIT IT, AS SOON AS POSSIBLE, PURSUANT TO THE INSTRUCTIONS PROVIDED THEREIN. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

If you have questions about the Merger or how to submit your proxy, or if you need any copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact:

For shareholders of Ordinary Shares:

Mazor Robotics Ltd.
5 Shacham Street, North Industrial Park
Caesarea 3079567 Israel
Attention: Legal Counsel
 +972 (4) 618-7100

For American Depository Share (ADS) holders:

The Proxy Advisory Group, LLC
18 East 41st Street, Suite 2000
New York, New York 10017
+1 (212) 616-2180

THE MERGER

The description in this Proxy Statement of the Merger is subject to, and is qualified in its entirety by reference to, the Merger Agreement, which is the legal document governing the Merger. We have attached a copy of the Merger Agreement to this Proxy Statement as Appendix A and we urge that you read it carefully and in its entirety.

Background of the Merger

The Board and senior management of the Company regularly review the Company’s operations, financial performance and industry conditions as they may affect the Company’s long-term strategic goals and plans.  The Board and senior management of the Company consider and evaluate options for enhancing shareholder value as an independent company and alternatives for business combination transactions to enhance shareholder value.  As part of that review, the Board and senior management from time to time discussed the possibility that the Company may be acquired, including with Medtronic and some of the other parties referenced below.

In late summer 2015, Strategic Party A reached out to the Company and expressed interest in exploring a potential business combination with the Company.

In connection with these discussions, the Company engaged a financial advisor and engaged Kirkland & Ellis LLP (which we refer to as K&E) as U.S. legal counsel.  Through its financial advisor, the Company contacted various parties to solicit interest in a business combination with the Company, including from Medtronic, and received two proposals, from Strategic Party A and another strategic party.  Medtronic did not submit a proposal.  The Board considered the two proposals and decided to only pursue the proposal from Strategic Party A for various reasons, including the likelihood of consummation of a transaction.

From August to October 2015, Strategic Party A conducted due diligence on the Company and the parties engaged in discussions about the terms of a possible business combination.  However, on October 23, 2015, representatives of Strategic Party A informed Mr. Ori Hadomi, the Company’s Chief Executive Officer, that it was no longer interested in pursuing a business combination with the Company but instead was interested in pursuing a commercial arrangement with the Company.

In December 2015, Mr. Hadomi contacted Medtronic to initiate conversations about potential business relationships between the parties, and thereafter, Medtronic visited the Company’s offices in Israel.

Starting in December 2015 and continuing through March 2016, the Company had discussions with Medtronic regarding a possible commercial relationship, and continued to have discussions with Strategic Party A regarding a possible commercial arrangement with the Company.

On March 10, 2016, the Board reviewed and approved the execution of a non-binding term sheet with Medtronic regarding an exclusive lead sharing and distribution agreement accompanied by an equity investment in the Company by Medtronic.

During March, April and May 2016, management of the Company negotiated the terms of the commercial arrangement with Medtronic.  On May 10, 2016, the Board approved the execution of the Exclusive Lead Sharing and Distribution Agreement and the Share Purchase Agreement with CovLux.

On May 18, 2016, the Company entered into the Exclusive Lead Sharing and Distribution Agreement with a subsidiary of Medtronic.  The Company also executed the Share Purchase Agreement with CovLux on the same date.  Pursuant to the Share Purchase Agreement, CovLux invested US$31.9 million in the Company’s ADSs in two tranches in May 2016 and August 2016, respectively. Copies of the Exclusive Lead Sharing and Distribution Agreement and amendments thereto and the Share Purchase Agreement with certain subsidiaries of Medtronic were included as exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, filed with the SEC on May 1, 2017.

On June 7, 2017, during a conference call with Mr. Hadomi, Ms. Sharon Levita, the Company’s Chief Financial Officer, Mr. Christopher Cleary, Medtronic’s Vice President of Corporate Development and Mr. Daniel Wolf, Medtronic's Senior Director of Corporate Development, Medtronic orally proposed an additional investment in the Company for consideration comprising additional Company Shares, convertible debt and warrants to acquire Company Shares.  On June 15, 2017, the Board discussed Medtronic’s proposal and decided not to proceed with it as proposed.

On July 13, 2017, representatives of Strategic Party B met Mr. Hadomi and other members of management at the Company’s offices to further discuss, among other things, the possibility of a commercial relationship with respect to markets other than Spine.

During July and August 2017, the Company and Medtronic continued discussions on potential terms for an amendment to the Exclusive Lead Sharing and Distribution Agreement and an amendment to the Share Purchase Agreement, including an additional equity investment in the Company by Medtronic, that would be mutually acceptable to the parties.

On August 20, 2017, the Board approved the Amended and Restated Exclusive Lead Sharing and Distribution Agreement and the First Amendment to Purchase Agreement.

On August 29, 2017, the Company entered into the Amended and Restated Exclusive Lead Sharing and Distribution Agreement with a subsidiary of Medtronic and the First Amendment to Purchase Agreement with CovLux.  Pursuant to the First Amendment to Purchase Agreement, CovLux acquired warrants to purchase 1,210,000 ADSs at an exercise price of US$44.23 and invested US$40 million in the Company’s ADSs in September 2017.  Copies of the Amended and Restated Exclusive Lead Sharing and Distribution Agreement and the First Amendment to Purchase Agreement with certain subsidiaries of Medtronic were included as exhibits to the Company’s Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on April 30, 2018.

On January 7, 2018, Mr. Hadomi met with Mr. Geoff Martha, Executive Vice President and Group President for Medtronic’s Restorative Therapies Group.  During the meeting, Messrs. Hadomi and Martha discussed the long-term prospects of the current commercial relationship between the Company and Medtronic, including a possible acquisition of the Company’s Spine and Brain businesses by Medtronic.

On January 8, 2018, during the J.P. Morgan Annual Healthcare Conference in San Francisco, California, the Company and Medtronic engaged in exploratory discussions regarding a potential transaction, with Mr. Hadomi, Ms. Levita, Mr. Ron Tavlin, the Company’s Vice President Business Development, Mr. Cleary and additional members of the Medtronic business development team in attendance.  The parties discussed the possibility of an acquisition by Medtronic of the Company’s Spine business with a possible spinoff of the remaining businesses of the Company to the Company’s shareholders.  That same day, Mr. Hadomi met again with representatives of Strategic Party B in order to further explore their interest in potential business development opportunities in areas other than Spine.  Later that same day, Mr. Hadomi also met with Strategic Party C in order to discuss the possibility of a business combination with the Company.

On January 9, 2018, representatives of the Company and Medtronic engaged in further discussions regarding a possible spinoff, as discussed at the meeting the previous day.

On January 18, 2018, Mr. Hadomi updated the Board on the discussions with Medtronic regarding the potential strategic transaction and his discussions with Strategic Party B and another strategic party, as well as his introductory meetings with two financial advisory firms, including J.P. Morgan Securities LLC (which we refer to as J.P. Morgan), as potential financial advisors to the Company.

On January 25, 2018, Mr. Hadomi, Ms. Levita, Mr. Tavlin and Mr. Cleary held a meeting in Tel Aviv, Israel to continue discussions about a possible acquisition by Medtronic of the Company’s Spine business, with a possible spinoff of the remaining businesses of the Company to the Company’s shareholders.

On February 2, 2018, J.P. Morgan delivered to the Company a written disclosure regarding the amount of fees received by J.P. Morgan from the Company, Medtronic, Strategic Party B and Strategic Party C in the two years prior to the date of the disclosure.

On February 6, 2018, the Board approved the engagement of J.P. Morgan as financial advisor to the Company.  The Board decided to engage J.P. Morgan because of its familiarity with the Company and because of J.P. Morgan’s qualifications, reputation and general experience in the valuation of businesses and securities in connection with mergers and acquisitions, as well as substantial experience in transactions comparable to the Merger.  An engagement letter between J.P. Morgan and the Company was subsequently executed on February 8, 2018.

On February 9, 2018, at the direction of the Board, representatives of J.P. Morgan requested from Mr. Cleary that Medtronic submit a written offer detailing Medtronic’s proposal regarding a potential strategic transaction involving the Company.

On February 26, 2018, at the request of the Board, representatives of J.P. Morgan contacted representatives of Strategic Party B and Strategic Party C to discuss their potential interest in a strategic transaction involving the Company.

On February 27, 2018, representatives of Strategic Party B met with Mr. Hadomi and other members of management at the Company’s offices to continue discussing, among other things, the possibility of a commercial relationship with respect to markets other than Spine.

On March 1, 2018, Mr. Hadomi met with a representative of Strategic Party B to discuss its spine strategy, business models and market dynamics.  Such representative indicated that a discussion with more senior members of management of Strategic Party B regarding a potential transaction with the Company was expected to occur in mid-March.

On March 7, 2018, Messrs. Hadomi and Martha engaged in further discussions with respect to the current commercial relationship between the Company and Medtronic, their respective strategies and potential business opportunities.  They also discussed the possible structure of a potential acquisition by Medtronic of part of the Company, including the business areas that might be spun off to the Company’s shareholders.

On March 18, 2018, representatives of J.P. Morgan received and relayed to the Board an indication from Strategic Party C that it continued to have interest in a transaction with the Company.  On March 27, 2018, Strategic Party B informed representatives of J.P. Morgan that Strategic Party B’s internal deliberation regarding a potential transaction with the Company was ongoing and that it expected to provide an update in the following week.

On March 18, 2018, Messrs. Hadomi and Martha discussed Medtronic’s continuing interest in the Company and the go-forward strategy with respect to the Company’s Spine business.  Mr. Martha relayed to Mr. Hadomi the preliminary support by the Medtronic board for the continuing discussions of the potential acquisition of the Company’s Spine business, and indicated that Medtronic would potentially be interested in acquiring a stake in any businesses that may be spun off to the Company’s shareholders.

On March 21, 2018, the Board held a meeting during which, at the Board’s request, representatives of J.P. Morgan presented materials relating to a potential transaction with Medtronic.

In April 2018, the Company, with the assistance of its advisors, continued conversations with Strategic Party C regarding its interest in a potential transaction with the Company.

On April 4, 2018, a representative from Strategic Party B informed Mr. Hadomi that there was a lack of support from its management for a potential transaction with the Company.

On April 16, 2018, Mr. Hadomi and representatives of J.P. Morgan met with Strategic Party C at the offices of J.P. Morgan in New York, New York to further discuss a potential transaction opportunity.

On May 8, 2018, Mr. Hadomi updated the Board regarding the status of discussions with Medtronic and other potential interested parties.

On June 19, 2018, Mr. Martha reiterated to Mr. Hadomi Medtronic’s continuing interest in pursuing a possible transaction with the Company and they discussed potential structuring for such a transaction and that the Medtronic board was scheduled to discuss a potential transaction with the Company by the end of August.

On June 24, 2018, the Board received a further update from Mr. Hadomi on the discussions with Medtronic, including Medtronic’s indication that it may be in a position to make a preliminary proposal for a business combination by late summer 2018.  Mr. Hadomi further advised the Board that, based on discussions with their respective representatives, it was unlikely that the other potential bidders that had been identified, including Strategic Party B and Strategic Party C, would make an offer to acquire the Company.

On July 11, 2018, Mr. Hadomi met with representatives of Medtronic in Minneapolis for strategic discussions.  During this meeting, Mr. Hadomi was informed that the Medtronic board was scheduled to review a potential transaction with the Company in August 2018.  The parties also discussed the structuring of a potential transaction, including the challenges of structuring a transaction with a spinoff.

On July 14, 2018, Medtronic indicated to representatives of J.P. Morgan, who relayed such information to the Company’s management, that Medtronic was continuing to discuss internally whether to make an offer to acquire the Company, and whether any offer that might be made would be to acquire the whole company or just the Spine business.

On July 29, 2018, Mr. Hadomi updated the Board on the status of discussions with Medtronic and that a proposal with respect to a transaction with the Company was expected to be presented to the Medtronic board in August 2018.

On August 24, 2018, Mr. Hadomi received an update from Mr. Cleary that the Medtronic board had authorized Medtronic management to proceed with a preliminary indication of potential interest in acquiring the whole Company, subject to, among other conditions, satisfactory completion of due diligence by Medtronic and negotiation of definitive agreements.  Mr. Cleary also communicated Medtronic’s view that any transaction would need to be negotiated on an expedited timeline to minimize the risk of leaks which would adversely impact the Company and Medtronic’s interest in a potential transaction.

On August 27, 2018, the Board held a meeting during which Mr. Hadomi informed the Board that, on August 24, 2018, the Medtronic board had approved the making of a preliminary proposal to acquire the Company, subject to, among other conditions, satisfactory completion of due diligence by Medtronic and negotiation of definitive agreements.  At the direction of the Company, representatives of J.P. Morgan followed up with Strategic Party B and Strategic Party C to determine their levels of interest and ability to provide an indication of interest in the near-term.  Later that same day, at the direction of the Board, Mr. Hadomi and Ms. Levita met Mr. Cleary in Paris, France, during which meeting Mr. Cleary presented Medtronic’s indication of interest to acquire 100% of the capital stock of the Company (without any proposed spinoff) at a price of US$51.00 per ADS in cash, subject to, among other conditions, satisfactory completion of due diligence by Medtronic and negotiation of definitive agreements.

On August 29, 2018, the Board reviewed and discussed the terms of Medtronic’s indication of interest, subject to, among other conditions, satisfactory completion of due diligence by Medtronic and negotiation of definitive agreements.  Representatives of J.P. Morgan updated the Board on their discussions with other potential counterparties to a strategic transaction, including Strategic Party B and Strategic Party C.  The Board agreed to reconvene on September 2, 2018 to further discuss and consider Medtronic’s preliminary non-binding proposal and instructed management of the Company to update their long-range financial projections for the Company.  The Board also requested that J.P. Morgan prepare a preliminary valuation of the Company based on management’s updated projections.  At the conclusion of this meeting, the independent directors of the Company held an executive session to discuss the matters reviewed during the Board meeting; similar executive sessions were held at the conclusion of most of the subsequent Board meetings through September 20, 2018.

On August 30, 2018, Mr. Hadomi provided an update to Mr. Cleary by email, to the effect that the Board was continuing to review Medtronic’s indication of interest and would revert with a response in the near future.

On September 1, 2018, Strategic Party B conveyed to representatives of J.P. Morgan, who relayed such information to the Company’s management, its determination that it would not pursue a transaction with the Company.

Early on September 2, 2018, the Board met to review and discuss the updated financial projections prepared by the Company’s management (which we refer to as the Financial Projections).  See the subsection of this Proxy Statement captioned “—Financial Projections.”  The Board engaged in an extended discussion with Mr. Hadomi and Ms. Levita regarding the assumptions underlying the updated financial projections and management’s assessments as to the relative likelihood of achieving the results indicated by the updated projected financial information. During the discussion, Mr. Hadomi and Ms. Levita discussed with the Board long-term risks concerning the performance of the business, including, among other things, the competitive environment and the potential impact of a dissolution of the Company’s commercial relationship with Medtronic (which could occur if a business combination with Medtronic was not completed).  After discussion, the Board approved the Financial Projections.

Later in the day on September 2, 2018, the Board met again, and representatives of J.P. Morgan presented their preliminary financial analysis of the Company and strategic alternatives available to the Company, and representatives of K&E and representatives of Luchtenstein Levy Wiseman (which we refer to as LLW), the Company’s Israeli counsel, discussed with the Board various legal matters, including the Board’s fiduciary duties in connection with a potential business combination.  During the course of this meeting, representatives of J.P. Morgan were separately informed, and conveyed to the Board, that Strategic Party C would not be extending an offer to acquire the Company.  Representatives of J.P. Morgan provided an updated disclosure to the Board regarding their relationships with each of the Company and Medtronic.  The Board discussed additional parties that may be interested in a transaction with the Company and were of the view that the Company had already had discussions with those parties most likely to be interested in a transaction with the Company and the financial resources to engage in such a transaction. The Board also discussed the substantial risk of leaks and potential risk to the Company and its business, as well as Medtronic’s interest in continuing to pursue a transaction with the Company, in the event of a broad outreach to solicit interest in a transaction with the Company.  In this regard, the Board noted that any merger agreement with Medtronic should include the ability to evaluate any unsolicited competing proposals following the signing and to terminate the agreement with Medtronic in the event the Board determined that the competing proposal was a superior proposal (subject to the payment of a customary termination fee). The Board authorized the Company’s management and J.P. Morgan to engage in further negotiations with Medtronic to increase their proposed price and, in light of customary and market practices in Israel under these circumstances, to engage a second financial advisor to provide a fairness opinion in respect of any potential transaction with Medtronic.

Following the Board meetings on September 2, 2018, at the request of the Board, representatives of J.P. Morgan communicated to Mr. Cleary that Medtronic’s indication of interest of US$51.00 per ADS was unacceptable to the Board.  Later in the day on September 2, 2018, at the request of the Board, Mr. Hadomi conveyed in a call to Mr. Cleary that the Board was expecting a proposal that is no less than US$60.00 per ADS, and Mr. Hadomi agreed to meet with Mr. Cleary to discuss further.

On September 3, 2018, at the request of the Board, Mr. Hadomi met with Mr. Cleary in Minneapolis to further negotiate the price.  During this meeting, Mr. Cleary indicated that, subject to the approval by the Medtronic board, Medtronic would be willing to increase its indication of interest to US$58.50 per ADS, but that speed was of critical importance to Medtronic due to the risk of leaks that could be disruptive to the process and Medtronic’s need to prioritize its business development activities.

On September 4, 2018, the Board met to discuss Medtronic’s revised proposal.  The Board authorized the Company’s management to proceed with the negotiation of a potential transaction based on Medtronic’s revised indication of interest at US$58.50 per ADS.

Later in the day on September 4, 2018, representatives of K&E and LLW discussed with Meitar Liquornik Geva Leshem Tal (which we refer to as Meitar), legal counsel to Medtronic, the process to negotiate definitive agreements.  In addition, K&E, LLW and Meitar discussed various due diligence requirements and the need to enter into a non-disclosure agreement with respect to the transaction.  At the direction of the Board, Mr. Hadomi and representatives of J.P. Morgan separately met with Mr. Cleary and other representatives of Medtronic to discuss diligence requests, timing and logistics given the anticipated timeline.  Representatives from Medtronic’s financial advisors, Goldman Sachs & Co. LLC and Perella Weinberg Partners, joined this meeting telephonically.

On September 5, 2018, Medtronic delivered to the Company its updated indication of interest to acquire 100% of the issued and outstanding shares of the Company at a price of US$58.50 per ADS, subject to, among other conditions, satisfactory completion of due diligence by Medtronic and negotiation of definitive agreements.  In addition, Medtronic sent to the Company an exclusivity letter pursuant to which the Company would be obligated to negotiate exclusively with Medtronic through September 30, 2018.  Medtronic indicated that a short period of exclusivity was a condition to its willingness to commit the necessary resources in order to complete its due diligence activities and negotiate the details of any formal offer on an expedited basis.  The parties subsequently negotiated the exclusivity letter and it was executed on September 8, 2018.

Also on September 5, 2018, the Compensation Committee of the Board met to discuss certain compensation-related matters in connection with a possible transaction with Medtronic.  At the meeting, the Compensation Committee determined that it should take steps to ensure that the Company’s employees remain employed with the Company and motivated through the closing of the transaction, and to reward employees should the closing of the transaction occur.  As a result, the Compensation Committee approved, conditioned on the completion of a transaction with Medtronic, the accelerated vesting of all Company Options and RSUs and the payment of transaction bonuses to the Company’s employees.

On September 6, 2018, Medtronic signed a non-disclosure agreement with the Company.  Thereafter and until the signing of the Merger Agreement, the Company made available to Medtronic various documents in an online data room and various in-person and telephonic meetings were conducted to further Medtronic’s ongoing due diligence review of the Company.

On September 7, 2018, at the request of the Board in light of customary and market practices in Israel under the circumstances, the Company entered into a non-disclosure agreement with Duff & Phelps, LLC (which we refer to as Duff & Phelps) to facilitate discussions with Duff & Phelps about potentially serving as an additional financial advisor to the Company for the purpose of rendering an additional fairness opinion to the Board in connection with a potential transaction.  Duff & Phelps indicated to the Board that it had not had a material relationship with Medtronic or the Company during the prior two-year period.  Soon thereafter, Duff & Phelps commenced working on its financial analysis and on September 14, 2018 the Company formally engaged Duff & Phelps.

On September 10, 2018, representatives of Meitar delivered to representatives of K&E an initial draft of the merger agreement.

On September 12, 2018, the Board, pursuant to the recommendation of the Compensation Committee, approved, conditioned on the completion of a transaction with Medtronic, the accelerated vesting of all Company Options and RSUs and the payment of transaction bonuses to the Company’s employees.

Also on September 12, 2018, representatives of K&E delivered to representatives of Meitar a revised draft of the Merger Agreement.

On September 13, 2018, representative of K&E, LLW and Meitar discussed the revised draft of the merger agreement and, later that day, representatives of Meitar delivered a revised draft merger agreement.

Between September 13, 2018 and September 20, 2018, K&E, LLW and Meitar continued to negotiate the draft Merger Agreement, disclosure schedules and a guaranty by a subsidiary of Medtronic of the obligations of the Medtronic entities that would be entering into the Merger Agreement, as well as other ancillary documents.

On September 15, 2018, representatives of K&E delivered to representatives of Meitar an initial draft of the disclosure schedules.

On September 16, 2018, the Board reviewed with K&E and LLW a summary of the Merger Agreement, together with an update on the open issues remaining in the draft Merger Agreement and general status of the transaction, including with respect to Medtronic’s ongoing due diligence review.  Also on September 16, 2018, representatives of K&E delivered to representatives of Meitar an updated draft of the Merger Agreement.

On September 18, 2018, representatives of J.P. Morgan and Duff & Phelps independently presented to the Board their respective valuation analyses with respect to the potential transaction.  K&E and LLW reviewed with the Board their fiduciary duties in connection with a potential business combination.  At the same meeting, the Board also received an update on the open issues in the Merger Agreement.

On September 20, 2018, Medtronic informed J.P. Morgan, K&E and representatives of the Company that it had completed its due diligence review and was prepared to move ahead with an acquisition of the Company on the terms set forth in the draft Merger Agreement that representatives of Medtronic and the Company had been negotiating.  Also on September 20, 2018, the Board reviewed a final summary of the Merger Agreement, together with an update on how the issues that were previously open were resolved.  Representatives of J.P. Morgan and Duff & Phelps each orally rendered their independent opinions (which were subsequently confirmed in writing) to the Board that, as of such date and based upon and subject to the factors, assumptions, qualifications and limiting conditions set forth in their respective opinions and discussed with the Board, the US$29.25 per Ordinary Share to be paid to the holders of Company’s Ordinary Shares (including the Ordinary Shares represented by ADSs, but excluding, in the case of the Duff & Phelps opinion, the Ordinary Shares held in the treasury of the Company or owned by any direct or indirect subsidiary of the Company, as well as any ADSs owned by CovLux, immediately prior to the completion of the Merger) in the Merger, was fair, from a financial point of view, to such holders.  See “–Opinions of Our Financial Advisors” beginning on page 58.  Following further discussions, the Board determined that the terms of the Merger and the other transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of the Company and its shareholders, approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, recommended that the Company’s shareholders vote “FOR” the Merger Proposal and authorized the Company’s management to execute the Merger Agreement.  See “–Our Reasons for Approving the Merger Proposal” beginning on page 54 for more information on the factors considered by the Board.  Following the Board meeting, the Company and certain subsidiaries of Medtronic executed the Merger Agreement.

Our Reasons for Approving the Merger Proposal; Recommendation and Determination of Certain Committees and Our Board

Our Board has (i) determined that the Merger Proposal is fair to, and in the best interests of, our Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving corporation will be unable to fulfill the obligations of our Company to its creditors; (ii) approved the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement; (iii) adopted further resolutions supporting the transactions contemplated by the Merger Agreement; and (iv) determined to recommend that our shareholders approve the Merger Proposal.

In reaching these determinations, our Board considered a number of factors, including the following: (i) the advice of our senior management, (ii) a variety of business, financial, regulatory and market factors and (iii) the opinions provided by our financial advisors.

In the course of reaching their determinations, our Board also considered the following factors and potential benefits of the Merger Proposal, each of which the members of our Board believed supported their respective decisions:

•	current and historical market prices for the Ordinary Shares and the fact that the Merger Consideration payable represents a premium to current market prices;

•
our Board’s familiarity with, and information provided by our management as to, the business, financial condition, results of operations, current business strategy and future prospects of our Company, as well as the risks involved in achieving those prospects and objectives under current industry, regulatory and market conditions, the nature of the markets in which our Company operates and our position in such markets;

•
the financial analyses presented to our Board and the oral opinions of J.P. Morgan and Duff & Phelps independently rendered to the Board on September 20, 2018, and subsequently confirmed in writing, to the effect that as of the date of the opinion and based upon and subject to the factors, qualifications, limitations and assumptions set forth in their respective opinions, the US$29.25 per share Merger Consideration to be offered to the holders of Ordinary Shares and ADSs (in the case of Duff & Phelps, other than with respect to Ordinary Shares held in the treasury of the Company or owned by any direct or indirect subsidiary of the Company, as well as ADSs owned by CovLux, immediately prior to the completion of the Merger) was fair to such holders from a financial point of view, as more fully described in the section of this Proxy Statement entitled “The Merger —Opinions of Our Financial Advisors” beginning on page 58;

•
that the Board believed that the Merger Consideration of US$29.25 per share was more favorable to our shareholders than the potential value that might result from other alternatives reasonably available to our Company, including, but not limited to, acquisitions, dividends, and the continued operation of our Company on a stand-alone basis in light of a number of factors, including the risks and uncertainties associated with those alternatives;

•	the fact that representatives of the Company contacted several potential interested parties, and none of such contacts resulted in an offer for a transaction with the Company;

•
the fact that the proposed Merger Consideration is all cash, so that the transaction provides our shareholders certainty of value and liquidity for their shares, especially when viewed against the risks and uncertainties inherent in our Company’s business, including the following:

•
our ability to develop new products, to successfully complete any necessary or required clinical studies with our products, to receive regulatory clearance or approval to market our products, and to successfully implement our sales, marketing and manufacturing plans;

•	our ability to obtain reimbursement for our product from government and commercial payors;

•	changes and reforms in applicable healthcare laws and regulations; and

•	the introduction of new products by other companies that could make our products obsolete.

•
the fact that it is a condition to the closing of the Merger that the Merger Proposal has been approved by our shareholders (including the special voting requirements under Israeli law), which allows for an informed vote by the shareholders on the merits of the Merger Proposal;

•	the financial and other terms and conditions of the Merger Proposal, including those listed below, and the fact that they were the product of arm’s-length negotiations between the parties:

•
subject to compliance with the Merger Agreement, our Board is permitted to participate in discussions or negotiations with, or provide non-public information to, any person in response to an unsolicited Acquisition Proposal for us, if our Board determines, after consultation with outside legal counsel and financial advisors, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a superior proposal;

•
the provision of the Merger Agreement allowing our Board to terminate the Merger Agreement, in specified circumstances relating to a superior proposal, subject, in specified cases, to payment of a termination fee of US$60.8 million, which amount the members of the Board believed was reasonable in light of, among other matters, the benefits of the Merger to the Company’s shareholders, the typical size of such termination fees in similar transactions and the likelihood that a fee of such size would not be a meaningful deterrent to alternative Acquisition Proposals, as more fully described under “The Merger Agreement—Remedies—Termination Fee”;

•	subject to compliance with the Merger Agreement, our Board is permitted to take, and disclose to our shareholders, a position with respect to any tender or exchange offer by a third party;

•
the provision of the Merger Agreement allowing our Board to withdraw its recommendation of the Merger upon the occurrence of certain intervening events that were not known to our Board at or prior to the execution of the Merger Agreement;

•	the limited number and nature of the conditions to Parent’s obligation to consummate the Merger, and the fact that the Merger is not subject to any financing condition;

•
the fact that Parent has undertaken to cause the Surviving Company to, for a period of twelve months after the effective time of the Merger, provide each continuing employee of our Company or our subsidiaries with (i) a base salary or base wage that is no less than that in effect before the Merger and the same aggregate base salary or base wage and cash incentive compensation opportunity in effect with respect to such employee immediately before the Merger, (ii) severance benefits that are no less favorable than those in effect with respect to such employee before the Merger, and (iii) other employee benefits (excluding equity based benefits, but including allocations to provident funds and education funds) that are substantially comparable in the aggregate to the other employee benefits provided to such employee before the Merger; and

•	the fact that the Company may seek specific performance of the Merger Agreement by Parent and Merger Sub.

•
the Guaranty provided by Guarantor, pursuant to which Guarantor has agreed to unconditionally and irrevocably guarantee all of the obligations of Parent and Merger Sub under the Merger Agreement and to cause Guarantor and its subsidiaries to vote in favor of the Merger;

•	the identity of Medtronic plc, which is a reputable strategic buyer, and our Board’s assessment that Parent would have adequate capital resources to pay the Merger Consideration; and

•
the fact that our Board had engaged financial and legal advisors with significant experience in public company transactions to advise it in connection with the Merger, and that those financial and legal advisors were involved throughout the negotiations with Medtronic and updated the Board directly and regularly, which provided the Board with additional perspectives on the negotiations in addition to those of the Company’s management.

Our Board also considered a variety of risks and other potentially negative factors concerning the Merger Agreement and the Merger, including the following:

•
the fact that the Company’s shareholders generally will have no continuing equity participation in the Surviving Company following the Merger, and that such shareholders will cease to participate in the Surviving Company’s future earnings or growth, if any, or to benefit from increases, if any, in the value of the Ordinary Shares and ADSs, and will not participate in any potential future sale of the Surviving Company to a third party;

•
the risk that there can be no assurance that all conditions to the parties’ obligations to complete the Merger will be satisfied, and as a result, it is possible that the Merger may not be completed even if the Merger Agreement is approved by our shareholders;

•	the risk that, if the merger is not completed:

•
our Company will be required to pay its expenses related to the Merger, which are substantial, including expenses incurred in connection with any litigation that may result from the announcement or pendency of the Merger;

•	the market’s perception of the Company’s continuing business could potentially result in a loss of customers, suppliers, business partners and employees;

•	the diversion of management and employee attention and any employee attrition could adversely impact the Company’s business;

•	our commercial relationship with Medtronic may be impacted; and

•	the trading price of the Company’s Ordinary Shares and/or ADSs could be adversely affected.

•
the potential negative effect of the pendency of the Merger on the Company’s business, including uncertainty about the effect of the Merger on the Company’s employees, customers, suppliers and other parties, which may impair the Company’s ability to attract, retain and motivate key personnel, and could cause customers, suppliers and others to seek to change existing business relationships with the Company;

•	the fact that the Merger Agreement prohibits the Company and its representatives from soliciting alternative Acquisition Proposals;

•
the restrictions on the conduct of our business prior to the completion of the Merger, requiring us to conduct our business only in the ordinary course, subject to specific limitations, which may delay or prevent us from undertaking business opportunities that may arise pending completion of the Merger;

•
the requirement that, under certain circumstances described in the section of this Proxy Statement entitled “The Merger Agreement—Remedies—Termination Fee” beginning on page 106,  we are required to pay Parent a Termination Fee of US$60.8 million, which might have the effect of discouraging other parties potentially interested in acquiring our Company from pursuing an acquisition of our Company;

•
the fact that the Company’s directors and executive officers have interests in the Merger Proposal that are different from, or in addition to, the interests of our shareholders in general; our Board were fully informed of these interests, which are described in more detail in the section entitled “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger Proposal,” and have considered certain additional factors and aspects (including those required under the ICL) as described under “The Merger—Interests of the Company’s Directors and Executive Officers in the Merger Proposal—Arrangements in connection with the Merger.”

•
the fact that J.P. Morgan has performed various investment banking and financial services for Medtronic and certain of its affiliates in the past, and expects to perform such services in the future, and has received, and expects to receive, customary fees for such services; the Board took into account these matters in considering the advice and fairness opinion from J.P. Morgan;

•
the fact that the receipt of cash by our shareholders in exchange for their Ordinary Shares or ADSs pursuant to the Merger will be a taxable transaction for U.S. federal income tax purposes and Israeli income tax purposes; and

•	the impact that the consummation of the Merger might have on our employees.

We do not intend for the foregoing discussion of the information and factors considered by our Board to be exhaustive.  We do believe, however, that the foregoing discussion summarizes the material factors considered by our Board in their consideration of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. After considering these factors, our Board concluded that the positive factors relating to the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement outweighed any potential negative factors. In view of the number of factors considered by our Board, and the complexity of these matters, our Board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of our Board may have assigned different weights to various factors. Our Board approved and recommended the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement based upon the totality of the information presented to and considered by them.

Our Board recommends that you vote “FOR” the Merger Proposal.

No Appraisal Rights; Objections by Creditors

Under Israeli law, holders of Ordinary Shares are not entitled to appraisal rights in connection with the Merger.  Under the ICL, objections to the Merger may be filed by our creditors with the Israeli district court.  The court, in its discretion, may provide a remedy to any creditor who so objects if there is a reasonable concern that, as a result of the Merger, we will not be able to satisfy our obligations to our creditors following completion of the Merger.

Opinions of Our Financial Advisors

Opinion of J.P. Morgan

Pursuant to an engagement letter dated February 8, 2018, the Company retained J.P. Morgan as its financial advisor in connection with the Merger.

At the meeting of the Board on September 20, 2018, J.P. Morgan rendered its oral opinion to the Board, confirmed by delivery of a written opinion, dated September 20, 2018, that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the Merger Consideration to be paid to the holders of Company’s Ordinary Shares (including the Ordinary Shares represented by ADSs) in the Merger, was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan dated September 20, 2018, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix C-1 to this Proxy Statement and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this Proxy Statement is qualified in its entirety by reference to the full text of such opinion. The Company’s shareholders are urged to read the opinion in its entirety.

J.P. Morgan’s written opinion was addressed to the Board (in its capacity as such) in connection with and for the purposes of its evaluation of the Merger, was directed only to the consideration to be paid in the Merger and did not address any other aspect of the Merger. J.P. Morgan expressed no opinion as to the fairness of the consideration to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this Proxy Statement is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Merger or any other matter.

In arriving at its opinions, J.P. Morgan, among other things:

•	reviewed a draft dated September 20, 2018 of the Merger Agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•
compared the proposed financial terms of the Merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•
compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company’s Ordinary Shares and ADSs and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company and management of Medtronic with respect to certain aspects of the Merger, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company, Medtronic and Parent or otherwise reviewed by or for J.P. Morgan, and J.P. Morgan did not independently verify (and did not assume responsibility or liability for independently verifying) any such information or its accuracy or completeness. J.P. Morgan did not conduct or was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company, Medtronic or Parent under any applicable laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the Merger and the other transactions contemplated by the Merger Agreement will be consummated as described in the Merger Agreement, and that the definitive Merger Agreement would not differ in any material respect from the draft thereof provided to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, Medtronic and Parent in the Merger Agreement and the related agreements were and will be true and correct in all respects material to its analysis. J.P. Morgan is not a legal, regulatory or tax expert and relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any adverse effect on the Company or on the contemplated benefits of the Merger.

The projections furnished to J.P. Morgan for the Company were prepared by management of the Company. The Board directed J.P. Morgan to focus its analyses on both Scenario A and Scenario B (as described in the section of this Proxy Statement captioned “—Financial Projections” beginning on page 73) as the basis of its opinion. For more information regarding the use of projections, please refer to “—Financial Projections” beginning on page 73.

J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan’s opinion noted that subsequent developments may affect J.P. Morgan’s opinion, and that J.P. Morgan does not have any obligation to update, revise, or reaffirm such opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the consideration to be paid to the holders of Ordinary Shares and ADSs in the Merger, and J.P. Morgan has expressed no opinion as to the fairness of any consideration to the holders of any other class of securities, creditors or other constituencies of the Company or the underlying decision by the Company to engage in the Merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Merger, or any class of such persons relative to the consideration to be paid to the Company’s shareholders in the Merger or with respect to the fairness of any such compensation. J.P. Morgan expressed no opinion as to the price at which the Company’s Ordinary Shares or ADSs will trade at any future time.

The terms of the Merger Agreement, were determined through arm’s length negotiations between the Company and Parent, and the decision to enter into the Merger Agreement was solely that of the Board. J.P. Morgan’s opinion and financial analyses were only one of the many factors considered by the Board in its evaluation of the Merger and should not be viewed as determinative of the views of the Board or management of the Company with respect to the Merger or the Merger Consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodology in rendering its opinion to the Board on September 20, 2018 and contained in the presentation delivered to the Board on such date in connection with the rendering of such opinion. The following is a summary of the material financial analyses utilized by J.P. Morgan in connection with rendering its opinion. The following summary, however, does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan’s analyses.

Public Trading Multiples.  Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to the business of the Company. These companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analyses, may be considered sufficiently similar to those of the Company based on business sector participation, operational characteristics and financial metrics. However, none of the companies selected is identical to the Company, and certain of these companies may have characteristics that are materially different from those of the Company. The companies selected by J.P. Morgan were:

•	ABIOMED, Inc.

•	Align Technology, Inc.

•	DexCom, Inc.

•	Glaukos Corporation

•	Inogen, Inc.

•	Insulet Corporation

•	Intersect ENT, Inc.

•	iRhythm Technologies, Inc.

•	Nevro Corp.

•	Penumbra, Inc.

•	Tactile Systems Technology, Inc.

•	Tandem Diabetes Care, Inc.

•	TransEnterix, Inc.

For each of the selected companies, J.P. Morgan calculated the multiple of firm value to estimated revenue for the 2018 calendar year (which is referred to as FV/2018E Revenue) and firm value to estimated revenue for the 2019 calendar year (which is referred to as FV/2019E Revenue). The multiples were based on the selected companies’ closing stock prices on September 19, 2018 and publicly available Wall Street analysts’ consensus estimates.

The multiples for the selected companies for low, high, and median FV/2018E Revenue were 4.5x, 57.6x and 13.6x, respectively, and the multiples for the selected companies for low, high, and median FV/2019E Revenue were 4.0x, 33.4x and 11.3x, respectively. Based on the results of this analysis and other factors J.P. Morgan considered appropriate, J.P. Morgan selected a multiple range of 7.8x to 23.6x for FV/2018E Revenue and a multiple range of 6.4x to 18.3x for FV/2019E Revenue, and applied these reference ranges to corresponding metrics for the Company, as provided by the management of the Company in its Financial Projections. This resulted in implied equity value ranges for FV/2018E Revenue of US$11.25 to US$29.25 per Ordinary Share under Scenario A and US$10.50 to US$26.75 per Ordinary Share under Scenario B (in each case, rounded to the nearest US$0.25). The implied equity value ranges for FV/2019E Revenue were US$12.50 to US$31.00 per Ordinary Share under Scenario A and US$7.00 to US$15.75 per Ordinary Share under Scenario B (in each case, rounded to the nearest US$0.25). These ranges were compared to (i) the closing stock price of US$26.17 of the Company’s Ordinary Shares on the TASE converted into USD assuming the Bank of Israel quoted exchange rate of 0.2791 USD per ILS on September 20, 2018 (which is referred to as the “Unaffected Price”) prior to the public announcement of the Merger and (ii) the Merger Consideration of US$29.25.

Selected Transaction Analysis.  Using publicly available information, J.P. Morgan examined selected transactions involving companies that engaged in businesses which J.P. Morgan judged to be reasonably analogous to the business of the Company or aspects thereof. For each of the selected transactions, J.P. Morgan calculated the ratio of the target company’s firm value to the public estimates of revenue for the last 12-month period prior to the announcement of the transaction (which is referred to as “FV/LTM Revenue”) and the target company’s firm value to the public estimates of revenue for the 12-month period following the announcement of the transaction (which is referred to as “FV/NTM Revenue”). Specifically, J.P. Morgan reviewed the following transactions:

Announcement Date	Target	Acquiror
August 27, 2018	Cartiva Inc.	Wright Medical Group N.V.
December 7, 2017	Entellus Medical	Stryker Corporation
September 5, 2017	NeoTract, Inc.	Teleflex Incorporated
June 28, 2017	Spectranetics Corporation	Royal Philips
June 19, 2017	NOVADAQ Technologies Inc.	Stryker Corporation
February 13, 2017	ZELTIQ Aesthetics, Inc.	Allergan plc
December 2, 2016	Vascular Solutions, Inc.	Teleflex Incorporated
June 7, 2016	LDR Holding Corporation	Zimmer Biomet Holdings, Inc.
January 5, 2016	Ellipse Technologies, Inc.	NuVasive, Inc.
October 29, 2015	Blue Belt Technologies	Smith & Nephew
September 25, 2013	MAKO Surgical Corp.	Stryker Corporation
April 29, 2013	Conceptus, Inc.	Bayer HealthCare LLC
March 12, 2012	ZOLL Medical Corporation	Asahi Kasei Corporation
December 15, 2011	SonoSite Inc.	FUJIFILM Holdings Corporation
October 18, 2010	AGA Medical Holdings, Inc.	St. Jude Medical, Inc.
June 1, 2010	ev3 Inc.	Covidien PLC

The multiples for the selected transactions for low, high, mean and median FV/LTM Revenue were 2.9x, 14.9x, 8.2x and 7.7x, respectively, and the multiples for the selected transactions for low, high, mean and median FV/NTM Revenue were 2.5x, 10.7x, 6.0x and 5.6x, respectively. Based on the results of this analysis and other factors J.P. Morgan considered appropriate, J.P. Morgan selected a multiple range of 5.5x to 14.9x for FV/LTM Revenue and a multiple range of 4.7x to 10.7x for FV/NTM Revenue (which, in the case of the Company, was NTM as of June 30, 2018) and applied these reference ranges to corresponding metrics for the Company, as provided by the management of the Company in its Financial Projections. This resulted in an implied equity value range of for FV/LTM Revenue of US$8.75 to US$20.00 per Ordinary Share under both Scenario A and Scenario B (in each case, rounded to the nearest US$0.25). The implied equity value ranges for FV/NTM Revenue were US$9.00 to US$17.25 per Ordinary Share under Scenario A and US$6.25 to US$11.50 per Ordinary Share under Scenario B (in each case, rounded to the nearest US$0.25). These ranges were compared to (i) the Unaffected Price and (ii) the Merger Consideration of US$29.25.

Discounted Cash Flow Analysis.  J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining an implied fully diluted equity value per Ordinary Share for the Company’s Ordinary Shares. In performing this analysis, J.P. Morgan used the forecasted unlevered free cash flows for fiscal years 2018 through 2028 for Scenario A and 2018 through 2033 for Scenario B that were calculated using the Financial Projections. J.P. Morgan treated stock-based compensation as a cash expense in the unlevered free cash flow calculation for purposes of its discounted cash flow analysis, as stock-based compensation was viewed by J.P. Morgan as a true economic expense of the business. “Unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. Specifically, unlevered free cash flow represents unlevered net operating profit after tax (including stock-based compensation expenses), adjusted for, as applicable, depreciation and amortization, capital expenditures and changes in net working capital. J.P. Morgan also calculated a range of terminal values of the Company by applying perpetuity growth rates ranging from 2.5% to 3.5% to the unlevered free cash flow of the Company during the terminal year. The unlevered free cash flows and the range of terminal values were then discounted to present values using a range of discount rates from 8.0% to 10.0%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. The present value of the unlevered free cash flows and the range of terminal values were then adjusted for the Company’s cash, net of debt. Based on the results of this analysis, J.P. Morgan arrived at a range of implied equity values for the Company’s Ordinary Shares of between US$12.50 and US$20.00 per Ordinary Share under Scenario A and US$8.00 to US$15.00 per Ordinary Share under Scenario B (in each case, rounded to the nearest US$0.25). These ranges were compared to (i) the Unaffected Price and (ii) the Merger Consideration of US$29.25.

Miscellaneous. The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the Merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered similar to those of the Company. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan’s analysis, may be considered similar to the Merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the Merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the Merger and deliver an opinion to the Board with respect to the Merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

For services rendered in connection with the Merger and the delivery of its opinion, the Company has agreed to pay J.P. Morgan a transaction fee of approximately US$20.7 million, US$1.5 million of which was payable upon delivery of its opinion and the remainder of which is payable upon the consummation of the Merger. In addition, the Company has agreed to reimburse J.P. Morgan for certain expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement.  During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates had material financial advisory or other material commercial or investment banking relationships with the Company. During the two years preceding the date of J.P. Morgan’s opinion, J.P. Morgan and its affiliates had commercial or investment banking relationships with Medtronic for which J.P. Morgan and such affiliates received customary compensation. Such services during such period included acting as financial advisor to Medtronic on the sale of its patient care, deep vein thrombosis and nutritional insufficiency businesses in July 2017. In addition, J.P. Morgan and its affiliates held, on a proprietary basis, less than 1% of the outstanding equity of each of the Company and Medtronic. During the two year period preceding delivery of its opinion ending on July 31, 2018, the aggregate fees received by J.P. Morgan from Medtronic was approximately US$22.9 million. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or Medtronic for its own account or for the accounts of customers and, accordingly, J.P. Morgan or its affiliates may at any time hold long or short positions in such securities or other financial instruments.

Opinion of Duff & Phelps

On September 14, 2018, the Company engaged Duff & Phelps to serve as an independent financial advisor to the Board to provide an opinion as to the fairness, from a financial point of view, to the holders of the Company’s Ordinary Shares (including the Ordinary Shares represented by ADSs), other than (i) Ordinary Shares, if any, held in the treasury of the Company or owned by any direct or indirect subsidiary of the Company immediately prior to the effective time of the Merger (which is referred to, collectively, as Treasury Shares), and (ii) the ADSs held by CovLux prior to the Merger (which is referred to as Excluded Shares), of the Merger Consideration to be received by such holders in the Merger.

On September 18, 2018, representatives of Duff & Phelps’ reviewed with the Board its fairness analyses of the Merger, responded to questions from the Board and delivered its oral opinion, subsequently confirmed orally and in writing on September 20, 2018, to the Board that, as of such date and based upon and subject to the assumptions, qualifications and limiting conditions contained in the opinion and discussed with the Board, the Merger Consideration to be received by the holders of Ordinary Shares and ADSs, other than the Treasury Shares and Excluded Shares, in the Merger was fair from a financial point of view to such holders.

The full text of Duff & Phelps’ opinion is attached as Appendix C-2 to this Proxy Statement and is incorporated herein by reference. The full text of the opinion sets forth a description of the assumptions made, procedures followed, matters considered and qualifications and limitations in rendering the opinion. We urge you to read Duff & Phelps’ opinion carefully and in its entirety.

Duff & Phelps provided its opinion for the use and benefit of the Board in connection with its consideration of the Merger. The opinion was furnished solely for the use and benefit of the Board in connection with its consideration of the Merger and was not intended to, and did not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ prior written consent, except as permitted in the engagement letter between Duff & Phelps and the Company dated September 14, 2018. The opinion (i) did not address the merits of the underlying business decision to enter into the Merger versus any alternative strategy or Merger; (ii) did not address any transaction related to the Merger; (iii) was not a recommendation as to how the Board or any shareholder should vote or act with respect to any matters relating to the Merger, or whether to proceed with the Merger or any related transaction; and (iv) did not indicate that the consideration received is the best possibly attainable under any circumstances. Instead, the opinion merely stated whether the consideration to be received in the Merger is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Merger or any related transaction may depend on an assessment of factors unrelated to the financial analyses on which the opinion is based. The opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party. Duff & Phelps did not review or advise the Board with respect to any alternative transaction.

In connection with its opinion, Duff & Phelps made such reviews, analyses and inquiries as it deemed necessary and appropriate under the circumstances. Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular. Duff & Phelps’ procedures, investigations, and financial analyses with respect to the preparation of the opinion included, but were not limited to, the items summarized below:

•	Reviewed the following documents:

•
The Company’s annual reports and audited financial statements on Form 20-F filed with the SEC for the years ended December 31, 2013, December 31, 2014, December 31, 2015, December 31, 2016, and December 31, 2017;

•	The Company’s unaudited interim financial statements for June 30, 2018 included in the Company’s Form 6-K filed with the SEC;

•
Unaudited segment financial information for the Company for the year ended December 31, 2017 and the six months ended June 30, 2018, which management of the Company identified as being the most current financial statements available;

•
Other internal documents relating to the history, current operations, and probable future outlook of the Company, including the Financial Projections, provided to Duff & Phelps by management of the Company; and

•	Documents related to the Merger, including the Merger Agreement, dated September 20, 2018;

•	Discussed the information referred to above and the background and other elements of the Merger with management of the Company;

•	Reviewed the historical trading price and trading volume of the Company’s Ordinary Shares and ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

•
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

In performing its analyses and rendering its opinion with respect to the Merger, Duff & Phelps, with the Company’s consent:

•
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including management of the Company, and did not independently verify such information;

•
Relied upon the fact that the Board and the Company have been advised by counsel as to all legal matters with respect to the Merger, including whether all procedures required by law to be taken in connection with the Merger have been duly, validly and timely taken;

•
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expressed no opinion with respect to such projections or the underlying assumptions;

•	Assumed that the information supplied and representations made by the management of the Company are substantially accurate regarding the Company and the Merger;

•
Assumed that the representations and warranties made by all parties in the Merger Agreement are substantially accurate and that each party to the Merger Agreement will perform all covenants, undertakings and obligations required to be performed by such party;

•	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the Merger Agreement, conform in all material respects to the drafts reviewed;

•
Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

•
Assumed that all of the conditions required to implement the Merger will be satisfied and that the Merger will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof, in either case that would be material to the opinion; and

•
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger will be obtained without any undue delay, limitation, restriction or other adverse condition that would have a material effect on the Company.

To the extent that any of the foregoing assumptions or any of the facts on which Duff & Phelps’ opinion is based prove to be untrue in any material respect, the opinion cannot and should not be relied upon. Furthermore, in Duff & Phelps’ analyses and in connection with the preparation of its opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Merger.

Duff & Phelps delivered its written opinion on September 20, 2018. The opinion is necessarily based upon the information made available to Duff & Phelps as of the date of the opinion and market, economic, financial and other conditions as they exist and can be evaluated as of such date, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the opinion which may come or be brought to the attention of Duff & Phelps after the date of the opinion, or to update, revise or reaffirm the opinion after the date of the opinion.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps was not requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Merger, the assets, businesses or operations of the Company, or any alternatives to the Merger, (ii) negotiate the terms of the Merger, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be reasonably negotiated among the parties to the Merger Agreement and the Merger, or (iii) advise the Board or any other party with respect to alternatives to the Merger.

Duff & Phelps did not express any opinion as to the market price or value of the Ordinary Shares or ADSs (or anything else) after the announcement or the consummation of the Merger. Duff & Phelps’ opinion should not be construed as a valuation opinion, credit rating, solvency opinion, analysis of the Company’s credit worthiness, tax advice or accounting advice. Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

In rendering its opinion, Duff & Phelps did not express any opinion with respect to the amount or nature or any other aspect of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Merger, or with respect to the fairness of any such compensation. In addition, the opinion did not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Ordinary Shares and the ADSs (other than the Excluded Shares and the Treasury Shares, if any).

Summary of Financial Analyses by Duff & Phelps

Set forth below is a summary of the material analyses performed by Duff & Phelps in connection with providing its opinion to the Board. This summary is qualified in its entirety by reference to the full text of the opinion, attached hereto as Appendix C-2. While this summary describes the analyses and factors that Duff & Phelps deemed material in its presentation to the Board, it is not a comprehensive description of all analyses and factors considered by Duff & Phelps. The preparation of a fairness opinion is a complex process that involves various determinations as to appropriate and relevant methods of financial analyses and the application of these methods to the particular circumstances. Therefore, neither the opinion nor Duff & Phelps’ underlying analysis is susceptible to partial analyses or summary description. In arriving at its opinion, Duff & Phelps did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Duff & Phelps’ analyses must be considered as a whole and selecting portions of its analyses and of the factors considered by it in rendering the opinion, without considering all analyses and factors, could create a misleading or incomplete view of the evaluation process underlying the opinion. The conclusion reached by Duff & Phelps was based on all analyses and factors taken as a whole, and also on the application of Duff & Phelps’ own experience and judgment.

Duff & Phelps’ analyses were prepared using the Financial Projections provided by management of the Company. Based on Duff & Phelps’ professional judgement and with the agreement of the Board, these analyses focused on Scenario A (as described in the subsection of this Proxy Statement captioned “—Financial Projections” beginning on page 73) as the basis of its opinion. For more information regarding the use of projections, please refer to “—Financial Projections” beginning on page 73.

The financial analyses summarized below include information presented in tabular format. In order for Duff & Phelps’ financial analyses to be fully understood, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses undertaken by Duff and Phelps. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Duff & Phelps’ financial analyses.

As part of its analyses, Duff & Phelps performed an enterprise valuation analysis of the Company using generally accepted valuation methodologies as described below.

Discounted Cash Flow Analysis

Duff & Phelps performed a discounted cash flow analysis based on the Financial Projections using the projected unlevered free cash flows of the Company for the fiscal years (“FY”) ending December 31, 2018 through December 31, 2028 to derive an estimated enterprise value for the Company.  Duff & Phelps defines “free cash flow” as cash that is available to distribute to all security holders of the Company.  The discounted cash flow analysis was used to determine the net present value of projected unlevered free cash flows utilizing an appropriate cost of capital for the discount rate, which reflects the relative risk associated with these cash flows as well as the rates of return that investors could expect to realize on alternative investment opportunities with similar risk profiles to the Company.

Duff & Phelps calculated the Company’s projected unlevered free cash flows by taking its projected earnings before interest and taxes (which is referred to as EBIT), subtracting taxes, adding back depreciation, and subtracting capital expenditures and the investment in net working capital.  Duff & Phelps estimated the terminal value using a FY 2028 adjusted earnings before interest, taxes, depreciation and amortization (which is referred to as EBITDA) of US$100.7 million and a terminal exit multiple range of 19.0x to 21.0x.  The resulting cash flows and estimated terminal value were discounted at a weighted average cost of capital range of 9.25% to 11.25%.  The estimated enterprise value for the Company resulting from Duff & Phelps’ discounted cash flow analysis ranged from approximately US$775.0 million to US$1,010.0 million.

Based on Duff & Phelps’ estimated enterprise value range, the implied range of multiples of enterprise value to latest 12 months’ (which is referred to as LTM) total revenue, FY 2018 estimated total revenue, FY 2019 projected (which is referred to as P) total revenue and FY 2020P total revenue were as follows:

Implied Enterprise Value Multiples
LTM(1) Total Revenue	11.65x - 15.18x
2018E Total Revenue	11.92x - 15.54x
2019P Total Revenue	8.66x – 11.29x
2020P Total Revenue	6.08x – 7.92x

(1)	LTM ended June 30, 2018.

Selected Public Companies Reviewed

Duff & Phelps compared certain financial performance metrics of the Company to corresponding data and ratios from 12 publicly traded companies in the healthcare equipment, electronic equipment and instruments, and medical technology and device industries that Duff & Phelps deemed relevant to its analysis. The companies reviewed were:

•	CONMED Corporation;

•	Corindus Vascular Robotics, Inc.;

•	Globus Medical, Inc.;

•	Integra LifeSciences Holdings Corporation;

•	Intuitive Surgical, Inc.;

•	Medtronic plc;

•	NuVasive, Inc.;

•	Renishaw plc

•	Stryker Corporation;

•	TransEnterix, Inc.;

•	Wright Medical Group N.V.; and

•	Zimmer Biomet Holdings, Inc.

Although none of these selected public companies are directly comparable to the Company, Duff & Phelps reviewed these companies based on their relative similarity to the Company, primarily in terms of business model and primary customer end markets. For purposes of its analysis, Duff & Phelps used certain publicly available historical financial data and equity analyst estimates for the selected public companies. As the Company, at the time Duff & Phelps’ opinion was delivered, was still experiencing significant growth and negative EBITDA, such review was primarily used to assess the reasonableness of the Company’s implied multiples using the discounted cash flow analysis and to select the terminal value multiples used in the discounted cash flow analysis.

The table below summarizes certain observed trading multiples and historical and projected financial performance of the selected public companies as of September 19, 2018. The revenue and EBITDA estimates for 2018 and projected 2019 and 2020 in the tables below for the selected public companies were derived based on information for LTM ending closest to the Company’s FY 2019 and 2020 for which information was available. Duff Phelps determined, in its professional judgment, that certain metrics could not be calculated (which is referred to as NA) or were not meaningful (which is referred to as NM).

	Selected Public Companies Reviewed
	Company	Company(1)	Mean	Median
Revenue Growth
3-YR CAGR	45.2%	6.2%	28.3%	12.2%
LTM	36.2%	3.9%	35.7%	10.5%
2018E	0.1%	NA	30.7%	10.1%
2019P	37.6%	NA	18.6%	7.6%
2020P	42.5%	NA	18.4%	6.7%
EBITDA Growth
3-YR CAGR	-2.5%	10.5%	12.2%	14.8%
LTM	NM	8.0%	23.7%	9.4%
2018E	NM	NA	18.4%	14.2%
2019P	NM	NA	11.7%	9.8%
2020P	NM	NA	11.4%	11.2%
EBITDA Margin
3-YR CAGR	-42.7%	32.2%	25.3%	26.7%
LTM	-13.3%	33.5%	27.2%	28.2%
2018E	-15.7%	NA	28.3%	28.9%
2019P	-8.9%	NA	29.1%	29.1%
2020P	9.2%	NA	30.2%	30.3%

Enterprise Value as a Multiple of
LTM EBITDA			22.7x	19.9x
2018E EBITDA			21.3x	18.7x
2019P EBITDA			18.8x	17.2x
2020P EBITDA(3)			16.7x	15.5x
LTM Revenue			15.33x	5.50x
2018E Revenue			11.55x	5.31x
2019P Revenue			8.24x	4.90x
2020P Revenue			6.53x	4.51x

(1)	FY 2028 as LTM.

Source: S&P Capital IQ, SEC filings and company filings.

Selected M&A Transactions Reviewed

Duff & Phelps reviewed the target companies involved in 13 selected merger and acquisition transactions listed in the below table. The selection of these transactions was based, among other things, on the target company’s industry, the relative size of the transaction compared to the Merger, and the availability of public information related to the selected transaction. The selected transactions indicated (i) enterprise value to EBITDA multiples ranging from 11.1x to 106.2x, with a median of 17.1x and a mean of 30.6x, and (ii) enterprise value to revenue multiples ranging from 2.06x to 14.94x, with a median of 6.07x and a mean of 6.44x.

As the Company, at the time Duff & Phelps’ opinion was delivered, was still experiencing significant growth and negative EBITDA, such review was primarily used to assess the reasonableness of the Company’s implied multiples using the discounted cash flow analysis and to select the terminal value multiples used in the discounted cash flow analysis.

Date of Announcement	Target	Acquiror
August 29, 2018	K2M Group Holdings, Inc.	Stryker Corporation
August 24, 2018	Cartiva, Inc.	Wright Medical Group, Inc.
December 7, 2017	Entellus Medical, Inc.	Stryker Corporation
October 24, 2017	Vexim SA	Stryker Corporation
April 10, 2017	China Resources Wandong Medical Equipment Co., Ltd.	Jiangsu Yuyue Technology Development Co., Ltd.
February 14, 2017	Cynosure, Inc.	Hologic, Inc.
December 1, 2016	Vascular Solutions, Inc.	Teleflex Incorporated
May 30, 2016	Atos Medical AB	PAI Partners; PAI Europe VI, L.P.
October 23, 2015	Biosensors International Group, Ltd.	CITIC Private Equity Funds Management Co. Ltd.
June 17, 2015	Lumenis Ltd.	XIO Group
April 1, 2015	Olympus Corporation	JPMorgan Securities Japan Co. Ltd.
August 15, 2013	MAKO Surgical Corp.	Stryker Corporation
November 23, 2011	Straumann Holding AG	GIC Private Limited

Source: S&P Capital IQ and company filings.

Summary of Analyses

The range of indicated enterprise values for the Company that Duff & Phelps derived from its discounted cash flow analysis was US$775.0 million to US$1,010.0 million. On the basis of this valuation and Duff & Phelps’ analysis of the selected public companies and transactions, as described above, Duff & Phelps observed that the multiple range implied by this value range above was above or within the multiple range observed for the selected public companies and transactions, as indicated in the following table.

	Public Company Multiple Range	Median Transaction Multiple	DCF Enterprise Value Multiple Range
2020P EBITDA	10.5x – 29.5x	NA	65.9x – 85.9x
LTM Total Revenue(1)	3.29x – 93.52x	6.07x	11.65x – 15.18x
2018E Total Revenue	3.23x – 56.26x	NA	11.92x – 15.54x
2019P Total Revenue	3.07x – 29.90x	NA	8.66x – 11.29x
2020P Total Revenue	2.93x – 20.34x	NA	6.08x – 7.92x

(1)	LTM ended June 30, 2018.

Based on the concluded enterprise value, Duff & Phelps estimated the range of aggregate equity value of the Company to be approximately US$906.6 million to approximately US$1,141.6 million by adjusting the enterprise value as follows:

•	Adding cash and equivalents of approximately US$41.0 million as of June 30, 2018 including cash from option exercises since June 30, 2018;

•	Adding marketable securities of approximately US$70.6 million as of June 30, 2018; and

•	Adding the present value of net operating losses tax benefits of approximately US$20.0 million.

Summary Conclusion

Based on the foregoing analysis, and subject to the assumptions, qualifications and limiting conditions, Duff & Phelps estimated the value of each Company Ordinary Share (including each Ordinary Share represented by the ADSs) to range from US$16.14 to US$20.33 per share, as compared to the Merger Consideration for each share of US$29.25. Duff & Phelps noted that the Merger Consideration to be received by the holders of Ordinary Shares and ADSs (other than the Excluded Shares and Treasury Shares, if any) pursuant to the Merger Agreement was above the range of the per share value indicated by its analyses.

Duff & Phelps’ opinion and financial analyses were only one of the many factors considered by the Board in their evaluation of the Merger and should not be viewed as determinative of the views of the Board.

Miscellaneous

The issuance of Duff & Phelps’ opinion was approved by its Opinion Review Committee.

Duff & Phelps is a premier global valuation and corporate finance advisor that is regularly engaged to provide financial advisory services, including fairness opinions, in connection with mergers and acquisitions, leveraged buyouts, going-private transactions and recapitalization transactions. Since 2005, Duff & Phelps has rendered over 780 fairness opinions in transactions aggregating more than US$250 billion and is regularly engaged in the valuation of businesses and securities in the preparation of fairness opinions in connection with mergers, acquisitions and other strategic transactions.

As compensation for Duff & Phelps’ services in connection with the rendering of its opinion, the Company agreed to pay Duff & Phelps a fee of US$500,000, consisting of a nonrefundable retainer of US$250,000 payable upon its engagement by the Company and US$250,000 payable upon the Board’s request for Duff & Phelps to deliver its opinion and Duff & Phelps informing the Board in writing, prior to the termination of its engagement, that it was prepared to deliver the opinion. No portion of Duff & Phelps’ fee was refundable or contingent upon either the conclusion expressed in the opinion or whether or not the Merger is successfully consummated. The Company has also agreed to pay Duff & Phelps’ reasonable out-of-pocket expenses and to provide customary indemnification. The terms of the fee arrangements with Duff & Phelps, which the Company believes are customary in transactions of this nature, were negotiated at arm’s length, and the Board is aware of these fee arrangements.

According to information supplied to the Company by Duff & Phelps, other than its engagement in connection with the Merger, during the two years preceding the date of its opinion, Duff & Phelps has not had any material relationship with any party to the Merger for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated. According to information supplied to the Company by Duff & Phelps, during the two years preceding the date of its opinion, Duff & Phelps has received customary compensation by Medtronic or its affiliates for certain dispute consulting engagements by certain law firms who were representing Medtronic or its affiliates, and the aggregate fees Duff & Phelps received for these dispute consulting engagements are immaterial to the revenue of Duff & Phelps.

Financial Projections

The Company’s management does not as a matter of course make public projections as to future performance or earnings and is especially wary of making projections for extended periods due to the significant unpredictability of the underlying assumptions and estimates. However, the Company provided, among other information, certain financial projections prepared by the Company’s management to the Board in connection with its consideration of the Merger, to J.P. Morgan and Duff & Phelps and to Medtronic. We refer to these financial projections as the Financial Projections.

The Financial Projections reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. These Financial Projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these Financial Projections constitute forward-looking information and are subject to risks and uncertainties, including the various risks set forth in this Proxy Statement, in the Company’s Form 20-F for the year ended December 31, 2017 and the other reports furnished by the Company to the SEC. The Company’s filings with the SEC are available at www.sec.gov. The Financial Projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The Financial Projections were prepared solely for internal use and not with a view toward public disclosure or toward complying with International Financial Reporting Standards or “IFRS,” or the published guidelines of the SEC regarding projections. The Financial Projections included below were prepared by the Company’s management. None of the Company’s independent advisors has compiled, examined or performed any procedures with respect to the Financial Projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the Financial Projections. Furthermore, the Financial Projections do not take into account any circumstances or events occurring after the date they were prepared.   Certain of the measures included in the Financial Projections may be considered non-IFRS financial measures. Non-IFRS financial measures should not be considered in isolation from, or as a substitute for or superior to, financial information presented in compliance with IFRS, and non-IFRS financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies.

Readers of this Proxy Statement are strongly cautioned not to place undue reliance on the Financial Projections set forth below. The inclusion of the Financial Projections in this Proxy Statement should not be regarded as an indication that any of the Company, Merger Sub, Parent or their respective affiliates, advisors or representatives considered or consider the Financial Projections to be predictive of actual future events, and the Financial Projections should not be relied upon as such. None of the Company, Merger Sub, Parent or their respective affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from the projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Financial Projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Financial Projections are shown to be in error. None of the Company, Merger Sub or Parent intends to make publicly available any update or other revisions to the Financial Projections, except as required by law. None of the Company, Merger Sub, Parent or their respective affiliates, advisors, officers, directors or representatives has made or makes any representation to any shareholder or other person regarding the Financial Projections or the ultimate performance of the Company compared to the information contained in the Financial Projections or that forecasted results will be achieved. The projections are not being included in this Proxy Statement to influence a shareholders’ or holder of ADS’s decision whether to vote his or her shares in the Special Meeting in favor of the Merger Proposal, but are being included in this Proxy Statement because the projections were provided to the Board, J.P. Morgan, Duff & Phelps and Medtronic.

In connection with Medtronic’s offer to acquire the Company, as requested by the Board, in September 2018 the Company’s management prepared long-term financial projections (which we refer to as the Financial Projections) to allow J.P. Morgan and Duff & Phelps to evaluate the fairness from a financial point of view of Medtronic’s offer and for the Board to evaluate Medtronic’s offer and potentially other strategic alternatives.  The Financial Projections were prepared using a “bottoms-up” revenue build approach across the Company’s three core product lines (Mazor X, Renaissance and a new technology) as well as near-term pipeline opportunities and across three primary geographies (US, EU and Asia) under two scenarios: Scenario A, which includes projections for the years 2018 to 2028 and assumes the continued existing commercial arrangement with Medtronic; and Scenario B, which includes projections for the years 2018 to 2033 and assumes immediate dissolution of the existing commercial arrangement with Medtronic and subsequent re-establishment of a standalone commercial organization. In Scenario A, growth for Mazor X is assumed to be driven by capital sales with the assumed introduction of the Mazor X Stealth platform in 2019E (and subsequent platform upgrades) as well as increasing utilization per unit across a growing installed base.  Also in Scenario A, sales from Renaissance products are expected to grow through 2021E before beginning to decelerate as sales are expected to be replaced by Mazor X and next generation technologies.  In Scenario B, the long-range projections assume the dissolution of the existing commercial arrangement with Medtronic and therefore a delay in the introduction of a new platform of Mazor X would be expected.  Also due to the dissolution of the existing commercial arrangement with Medtronic, investments in the establishment of new sales channels for the distribution of Mazor X, and in operations required for a standalone commercial organization, as well as additional R&D investment and increases in sales, marketing, general and administration (which we refer to as SG&A) expense are assumed.  Only Scenario A (for years through 2021) was shared with Medtronic.

Company Management Scenario A Summary
 (U.S. dollars in millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028
Revenues	65	89	127	160	170	199	224	251	274	290	301
SG&A(a)	(34)	(38)	(41)	(43)	(46)	(54)	(61)	(68)	(75)	(79)	(83)
EBITDA(b)	(10)	(8)	12	39	44	54	64	75	85	93	101
EBIT(c)	(11)	(9)	11	39	43	53	62	73	83	91	98
Unlevered FCF(d)	(22)	(11)	(6)	20	37	40	52	49	59	67	74

(a)  SG&A represents sales, marketing, general and administration expense.

(b) EBITDA represents earnings before interest, taxes, depreciation and amortization, which was calculated by adding back to EBIT (including stock-based compensation expenses) projected depreciation and amortization.

(c) EBIT represents earnings before interest and taxes, which was calculated by deducting from revenues projected cost of goods sold, research and development expense and SG&A

(d) Unlevered FCF represents unlevered free cash flow, which was calculated subtracting from EBIT projected taxes, projected capital expenditures and investment in net working capital adding projected depreciation and amortization.

Company Management Scenario B Summary
 (U.S. dollars in millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033
Revenues	59	41	70	95	108	124	141	169	192	225	266	308	348	384	413	433
SG&A(a)	(36)	(52)	(60)	(63)	(65)	(68)	(73)	(83)	(88)	(97)	(107)	(117)	(125)	(130)	(132)	(130)
EBITD (b)	(15)	(48)	(44)	(13)	(4)	5	12	19	20	31	45	59	75	92	108	123
EBIT(c)	(15)	(48)	(44)	(14)	(5)	4	11	17	18	29	43	57	72	88	104	119
Unlevered FCF(d)	(20)	(53)	(48)	(27)	(11)	(3)	5	9	13	23	38	50	66	82	99	90

(a)  SG&A represents sales, marketing, general and administration expense.

(b) EBITDA represents earnings before interest, taxes, depreciation and amortization, which was calculated by adding back to EBIT (including stock-based compensation expenses) projected depreciation and amortization.

(c) EBIT represents earnings before interest and taxes, which was calculated by deducting from revenues projected cost of goods sold, research and development expense and SG&A

(d) Unlevered FCF represents unlevered free cash flow, which was calculated subtracting from EBIT projected taxes, projected capital expenditures and investment in net working capital adding projected depreciation and amortization.

Material Tax Consequences of the Merger

Certain Material United States Federal Income Tax Consequences

The following is a summary of certain material United States federal income tax consequences of the Merger to United States Holders and non-United States Holders (each as defined below). This summary is general in nature and does not discuss all aspects of United States federal income taxation that may be relevant to a United States Holder or non-United States Holder in light of its particular circumstances. In addition, this summary does not describe any tax consequences arising under the laws of any local, state or foreign jurisdiction and does not consider any aspects of United States federal tax law other than income taxation (e.g., estate or gift tax). This summary deals only with Ordinary Shares held as capital assets within the meaning of Section 1221 of the United States Internal Revenue Code of 1986, as amended, which we refer to as the Code (generally, property held for investment) and does not address tax considerations applicable to any holder of Ordinary Shares that may be subject to special treatment under the United States federal income tax laws, including:

•	a bank or other financial institution;

•	a tax-exempt organization;

•	a retirement plan or other tax-deferred account;

•
a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes), an S corporation or other pass-through entity (or an investor in any of the foregoing);

•	an insurance company;

•	a mutual fund;

•	a real estate investment trust;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Ordinary Shares subject to the alternative minimum tax provisions of the Code;

•	a holder of Ordinary Shares that received the Ordinary Shares through the exercise of an employee stock option, through a tax qualified retirement plan or otherwise as compensation;

•	a person that has a functional currency other than the United States dollar;

•	a person that holds the Ordinary Shares as part of a hedge, straddle, constructive sale, conversion or other integrated transaction;

•	a United States expatriate or entity covered by the anti-inversion rules under the Code;

•	a person subject to special tax accounting rules (including rules requiring recognition of gross income based on a taxpayer’s applicable financial statement);

•	a person subject to the base erosion and anti-abuse tax;

•	any holder of Ordinary Shares that entered into a voting agreement as part of the transactions described in this Proxy Statement; or

•
any holder of Ordinary Shares that beneficially owns, actually or constructively, or at some time during the 5-year period ending on the date of the exchange has beneficially owned, actually or constructively, more than 5% of the total fair market value of the Company’s voting stock.

If a partnership (including any entity or arrangement treated as a partnership for United States federal income tax purposes) holds Ordinary Shares, the tax treatment of a holder that is a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Such holders should consult their tax advisors regarding the tax consequences to them of the Merger.

A non-U.S. corporation generally will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying applicable look-through rules, either (i) at least 75% of its gross income is “passive income,” or (ii) on average at least 50% of the value of its gross assets is attributable to assets that produce passive income or are held for the production of passive income. Passive income for this purpose includes items such as dividends, interest, royalties, rents and gains from commodities and securities transactions.  The determination as to whether a non-U.S. corporation is a PFIC is based on the application of complex U.S. federal income tax rules, which are subject to different interpretations. In addition, the PFIC determination is made annually and generally is based on the value of a non-U.S. corporation’s assets (including goodwill) and composition of its income. In determining whether the Company is a PFIC, a pro rata portion of the income and assets of each subsidiary in which the Company owns, directly or indirectly, at least a 25% interest by value is taken into account.

The Company does not believe that it is or ever has been a PFIC for United States federal income tax purposes.  Notwithstanding this belief, should the Company prove to have been a PFIC so that a United States Holder would be disposing of Ordinary Shares of a PFIC, the United States federal income tax consequences of the disposition of shares in the Merger could be different than those described herein.  If the Company were characterized as a PFIC for any taxable year, a United States Holder would be subject to special rules (and may be subject to increased tax liability and filing requirements) with respect to any gain recognized by a United States Holder who sells our Ordinary Shares, including the exchange of Ordinary Shares for cash pursuant to the Merger. Under those rules, (a) the gain would be allocated ratably over the United States Holder’s holding period for the Ordinary Shares, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day on which the Company became a PFIC would be taxable as ordinary income, (c) the amount allocated to each prior year in which the Company was a PFIC would be subject to U.S. federal income tax at the highest tax rate in effect for that year and (d) the interest charge generally applicable to underpayments of U.S. federal income tax would be imposed in respect of the tax attributable to each prior year in which the Company was treated as a PFIC. Each United States Holder should consult its own tax advisor as to the consequences to it of owning shares of a PFIC.

This summary is based on the Code, the regulations promulgated under the Code by the United States Department of the Treasury, and rulings and judicial decisions, all as in effect as of the date of this Proxy Statement, and all of which are subject to change or differing interpretations at any time, with possible retroactive effect. We have not sought, and do not intend to seek, any ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and no assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation.

The discussion set out herein is intended only as a summary of certain material United States federal income tax consequences relevant to a United States Holder or non-United States Holder.  We urge each holder to consult its tax advisor with respect to the specific tax consequences of the Merger to it in light of its own particular circumstances, including federal estate, gift and other non-income tax consequences, and tax consequences under state, local or foreign tax laws.

United States Holders

For purposes of this discussion, the term “United States Holder” means a beneficial owner of Ordinary Shares that is, for United States federal income tax purposes:

•	a citizen or individual resident of the United States;

•
a corporation (or any other entity or arrangement treated as a corporation for United States federal income tax purposes) organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) the trust has validly elected to be treated as a “United States person” under applicable Treasury regulations.

Payments with Respect to Ordinary Shares

The exchange of Ordinary Shares for cash pursuant to the Merger will be a taxable transaction for United States federal income tax purposes and a United States Holder who receives cash for Ordinary Shares pursuant to the Merger will recognize gain or loss, if any, equal to the difference between the amount of cash received and the holder’s adjusted tax basis in the Ordinary Shares exchanged therefor. Gain or loss will be determined separately for each block of Ordinary Shares (i.e., Ordinary Shares acquired at the same cost in a single transaction). Subject to the discussion above regarding potential treatment of the Company as a PFIC for United States federal income tax purposes under “—Certain United States Federal Income Tax Consequences” above, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if such United States Holder’s holding period for the Ordinary Shares that were cancelled in exchange for Merger Consideration in the Merger is more than one year at the time of the exchange. Long-term capital gain recognized by an individual holder generally is subject to tax at a lower rate than short-term capital gain or ordinary income. There are limitations on the deductibility of capital losses.

Backup Withholding

Proceeds from the exchange of Ordinary Shares pursuant to the Merger generally will be subject to backup withholding at the applicable rate (currently 24%) unless the applicable United States Holder or other payee provides a valid taxpayer identification number and complies with certain certification procedures (generally by providing a properly completed IRS Form W-9) or otherwise establishes an exemption from backup withholding. Any amounts withheld under the backup withholding rules from a payment to a United States Holder are not an additional tax and will generally be allowed as a credit against the United States Holder’s United States federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the IRS.

Non-United States Holders

For purposes of this discussion, the term “non-United States Holder” means a beneficial owner (other than any entity or arrangement treated as a partnership for United States federal income tax purposes) of Ordinary Shares that is not a United States Holder.

The following discussion applies only to non-United States Holders and assumes that no item of income, gain, deduction or loss derived by the non-United States Holder in respect of Ordinary Shares at any time is effectively connected with the conduct of a United States trade or business. Special rules, not discussed herein, may apply to certain non-United States Holders, such as:

•	certain former citizens or residents of the United States;

•	controlled foreign corporations;

•	passive foreign investment companies;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	investors in pass-through entities that are subject to special treatment under the Code; and

•	non-United States Holders that are engaged in the conduct of a United States trade or business.

Payments with Respect to Ordinary Shares

Payments made to a non-United States Holder with respect to Ordinary Shares exchanged for cash pursuant to the Merger generally will be exempt from United States federal income and withholding tax. However, if the non-United States Holder is an individual who was present in the United States for 183 days or more in the taxable year of the exchange and certain other conditions are met, such holder will be subject to tax at a flat rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on any gain from the exchange of the Ordinary Shares, net of applicable United States-source losses from sales or exchanges of other capital assets recognized by the holder during the year, provided that the non-United States Holder has timely filed U.S. federal income tax returns with respect to such losses.

Backup Withholding

A non-United States Holder may be subject to backup withholding with respect to the proceeds from the disposition of Ordinary Shares pursuant to the Merger, unless, generally, the non-United States Holder or other payee certifies under penalties of perjury on an appropriate IRS Form W-8 that such non-United States Holder or other payee is not a United States person or otherwise establishes an exemption from backup withholding.

Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or a credit against the non-United States Holder’s United States federal income tax liability, provided that certain required information is furnished to the IRS.

The foregoing summary does not discuss all aspects of United States federal income taxation that may be relevant to particular holders of Ordinary Shares. Each holder of Ordinary Shares should consult its own tax advisor as to the particular tax consequences to it of exchanging its Ordinary Shares for cash in the Merger under any federal, state, foreign, local or other tax laws.

Israeli Income Tax Consequences

The following is a summary discussion of certain Israeli income tax considerations in connection with the Merger. The following summary is included for general information purposes only, is based upon current Israeli tax law and should not be conceived as tax advice to any particular holder of Ordinary Shares. No assurance can be given that the analysis made and the views contained in this summary as well as the classification of the transaction for Israeli tax purposes as set forth below will be upheld by the tax authorities, nor that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively. This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Ordinary Shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR ISRAELI TAX CONSEQUENCES OF THE MERGER APPLICABLE TO THEM.

Sale of Ordinary Shares

In general, under the Israeli Income Tax Ordinance New Version, 1961 and the rules and regulations promulgated thereunder, which we also refer to as the Tax Ordinance, the disposition of shares of an Israeli resident company is deemed to be a sale of capital assets, unless such shares are held for the purpose of trading. The Tax Ordinance generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in an Israeli resident company, by both residents and non-residents of Israel, unless a specific exemption is available or unless a double taxation prevention treaty between Israel and the seller’s country of residence provides otherwise.

Under the Tax Ordinance, the tax rate applicable to capital gains derived from the disposition of Ordinary Shares in the Merger is generally 25% for individuals, unless such an individual shareholder claims a deduction for financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in our Company, the tax rate will be 30%. An additional tax at a rate of 3% on the capital gain may be imposed upon individual shareholders whose annual income from all sources that is taxable in Israel exceeds a certain amount. However, dealers in securities may be subject to marginal tax rates.  Companies are subject to the corporate tax rate (23% for the 2018 tax year) on capital gains derived from the disposition of Ordinary Shares.

Notwithstanding the foregoing, according to the Tax Ordinance and the regulations promulgated thereunder, non-Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the disposition of Ordinary Shares, provided that such gains are not derived from a permanent establishment of such shareholders in Israel, that such shareholders did not acquire their shares prior to our initial public offering and (solely with respect to the disposition of shares traded on the NASDAQ) that such capital gains are not subject to the Israeli Income Tax Law (Inflationary Adjustments), 5745-1985 or the rules promulgated under section 130A of the Tax Ordinance. However, a non-Israeli corporate shareholder will not be entitled to such exemption if Israeli residents (a) have, directly or indirectly, a controlling interest of more than 25% in such non-Israeli corporation or (b) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In addition, under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, Israeli capital gains tax generally will not apply to the disposition of shares by a U.S. resident to which the U.S.-Israel Tax Treaty applies, or a U.S. Treaty Resident, who holds the shares as capital assets. However, such exemption will not apply if (a) the U.S. Treaty Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding the disposition, subject to specified conditions, or (b) the capital gains from such disposition can be allocated to a permanent establishment of such U.S. Treaty Resident in Israel. Under the U.S.-Israel Tax Treaty, such U.S. Treaty Resident would be permitted to claim a credit for Israeli income tax against the U.S. federal income tax imposed on the disposition, subject to the limitations in U.S. tax laws applicable to foreign tax credits.

Generally, the payment for the Ordinary Shares is subject to Israeli withholding tax at a rate of 25% (23% for corporations) or 30%.  A reduced rate of, or an exemption from, Israeli withholding tax is available to shareholders that provide a valid withholding certificate issued by the Israeli Tax Authority evidencing such reduced withholding rate or withholding exemption, which we also refer to as the Valid Certificate.

Our shareholders who do not provide a Valid Certificate may be subject to withholding of Israeli capital gains tax on the disposition of their Ordinary Shares in the Merger. SUCH SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE MERGER TO THEM.

Shares Issued as Compensation for Employment or Service

Shareholders who received or acquired their Ordinary Shares under one or more of our incentive plans, or otherwise as compensation for employment or services provided to our Company or any of its affiliates, may be subject to different tax rates. BECAUSE INDIVIDUAL CIRCUMSTANCES MAY DIFFER, ANY SUCH HOLDERS OF ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI TAX CONSEQUENCES APPLICABLE TO THEM.

Company Options Tax Ruling

We have agreed, as soon as practicable after the execution of the Merger Agreement, to instruct our Israeli counsel, advisors and/or accountants to prepare and file, with the Israeli Tax Authority an application for a ruling providing, among other things, that: (i) Parent and the paying agent and anyone on their behalf will be exempt from withholding tax in respect to any consideration paid directly to IBI Investment House Ltd., in its capacity as trustee (which we refer to as the Section 102 Trustee) for the purpose of Section 102 of the Tax Ordinance, or the Company, and (ii) the payments made in respect to the Company’s options and RSUs issued under Section 102 of the Tax Ordinance and Ordinary Shares issued upon exercise or vesting of such options and restricted stock units will not be treated as a breach of the provisions of Section 102 of the Tax Ordinance, subject to deposit with the Section 102 Trustee and compliance with the minimum holding period required under Section 102 of the Tax Ordinance. Obtaining such tax ruling is not a condition to consummation of the Merger. If such tax ruling is not granted prior to the Closing, the Company will seek to obtain an interim ruling confirming that the Parent and any person acting on its behalf shall be exempt from Israeli withholding tax in relation to any payments made to the Paying Agent and the Section 102 Trustee with respect to any of the payments made in respect to the Company’s options and RSUs issued under Section 102 of the Tax Ordinance and Ordinary Shares issued upon exercise or vesting of such options and RSUs.

Regulatory Matters

Antitrust Filings

United States

Under the United States Hart Scott Rodino Antitrust Improvements Act of 1976, as amended (which we refer to as the HSR Act), and the rules and regulations promulgated thereunder, certain transactions, including the Merger, may not be consummated unless certain waiting period requirements have expired or been terminated.  Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the Merger have been filed with the United States Department of Justice, Antitrust Division (which we refer to as the Antitrust Division), and the Federal Trade Commission (which we refer to as the FTC).  Pursuant to the requirements of the HSR Act, the Merger may be closed following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following such filings with the FTC and the Antitrust Division, unless the federal government terminates the waiting period early or issues a request for additional information and documentary material.  The 30-calendar day waiting period commenced on October 11, 2018.

Israel

Under the Restrictive Trade Practices Law, 5748-1988 (which we refer to as the Israeli Antitrust Law), the Israeli Antitrust Authority (which we refer to as the IAA) is responsible for maintaining and promoting the competition in Israel. According to the Israeli Antitrust Law, a companies’ merger, which may be subject to pre-merger notifications, is broadly defined to include, among others, the Merger. A pre-merger notification is required for any merger in which the sales turnover of each of the merging companies (together with its respective affiliates) and the combined sales turnover of the merging companies exceed certain minimum thresholds, or if one of the merging companies holds a market share that exceeds 50% of a relevant market in Israel, or if following consummation of a merger the combined market share of the parties to the merger in any relevant market in Israel will exceed 50%. Such pre-merger notification has to be filed with the IAA before the consummation of the transaction. The General Director of the IAA may object to the requested merger, stipulate conditions for it or approve it. Although our sales turnover in Israel does not reach the threshold required for filing a pre-merger notification, and although the consummation of the Merger will not generate a combined market share of more than 50% in Israel with respect to the Company’s products, and although we do not currently perceive ourselves as a monopoly in Israel, under a very narrow and conservative market definition, comprising only the provision of robots for brain and spine surgery, we hold more than 50% market share in Israel. Furthermore, under conservative market definitions, Medtronic cannot rule out the possibility that it holds market shares in Israel in excess of 50% in some of its activities. Therefore, for the sake of caution, on October 11, 2018, the Company and Medtronic filed pre-merger notifications with the IAA. Under the Israeli Antitrust Law, the IAA has to advise on its ruling within 30 days of the receipt of the notifications (it may however request an extension).

Israeli Companies Registrar

Under the ICL, we and Merger Sub may not complete the Merger without first making the following filings and notifications to the Israeli Companies Registrar:

•
Merger Proposal.  We and Merger Sub are required each to file with the Israeli Companies Registrar a “merger proposal” setting forth specified details with respect to the Merger, within three days of calling the respective shareholders’ meeting called to approve the Merger.  Accordingly, both Merger Sub and we filed the required merger proposals with the Israeli Companies Registrar.  Under the ICL, at least 50 days must pass from the date of the filing of the merger proposal by both merging companies with the Israeli Companies Registrar before the Merger can become effective.

•
Notice to Creditors.  In addition, each of the Company and Merger Sub is required to notify its respective creditors of the proposed Merger.  Pursuant to the ICL, a copy of the merger proposal must be sent to the secured creditors of each company within three days after the merger proposal is filed with the Israeli Companies Registrar, and, within four business days of such filing, known substantial creditors must be informed individually by registered mail of such filing and where the merger proposal can be reviewed.  Non-secured creditors must be informed of the merger proposal by publication in two daily Hebrew newspapers circulated in Israel on the day that the merger proposal is filed with the Israeli Companies Registrar and, where necessary, elsewhere, and by making the merger proposal available for review.  Each of the Company and Merger Sub has notified its respective creditors of the Merger in accordance with these requirements, to the extent applicable and, because our shares are traded on the NASDAQ, we have also published an announcement of the Merger in the U.S. within three business days following the day on which the merger proposal was submitted to the Israeli Companies Registrar.  In addition, pursuant to the ICL, because we employ more than 50 employees, we must provide to the workers’ union a copy of the publication placed in the newspapers or post a copy of the publication placed in the newspapers in a prominent location in the workplace within three business days after the merger proposal was filed with the Israeli Companies Registrar.  We have satisfied such requirement by posting a copy of the publication in a prominent location in our office. Each of the Company and Merger Sub has notified the Israeli Companies Registrar of the notices to its respective creditors.

•
Shareholder Approval Notice.  After the Special Meeting, and assuming the approval of the Merger thereat by the shareholders of each of the merging companies, each of the merging companies must file a notice with the Israeli Companies Registrar regarding the vote of the shareholders.  Such notice has been filed by Merger Sub and will be filed by us promptly following the receipt of Company Shareholder Approval. At least 30 days must pass from the date of receipt of the Company Shareholder Approval before the Merger can become effective (the shareholders of Merger Sub have approved the Merger Agreement).

No later than the closing date of the Merger (assuming that the shareholders of the Company approved the Merger Agreement and the Merger and that all of the other conditions set forth in the Merger Agreement have been satisfied or waived (if permissible under applicable law)), each of the Company and Merger Sub will notify the Israeli Companies Registrar that all of the conditions to the closing have been met and request that the Israeli Companies Registrar issue a certificate evidencing the completion of the Merger in accordance with Section 323(5) of the ICL.  Assuming all statutory procedures and requirements have been complied with, the Merger will then become effective and the Israeli Companies Registrar will be required to register the Merger in the Surviving Company’s register and to issue the Surviving Company a certificate regarding the Merger.

Israeli National Authority for Technological Innovation

The change in the composition of the Company’s shareholders in connection with the Merger and the transfer of control therein to Israeli entities require the submission of notice to the Israeli National Authority for Technological Innovation, previously known as the Research Committee of the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry.

Israeli Tax Authority

We have agreed, as soon as practicable after the execution of the Merger Agreement, to instruct our Israeli counsel, advisors and/or accountants to prepare and file, with the Israeli Tax Authority an application for a ruling providing that Parent, the Surviving Company and/or the Paying Agent will be exempt from any obligation to withhold Israeli tax at source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including, without limitation, the Merger consideration, or clarifying that no such obligation exists. Obtaining such tax ruling is not a condition to consummation of the Merger.

Other Approvals

Other than the filings described above and other than filings and other approvals as may be required under the U.S. Securities Exchange Act of 1934, as amended or the Israeli Securities Law, 5728-1968, neither Parent nor the Company is aware of any material regulatory filings or approvals issued by the United States government, the State of Israel, or any foreign, state or local government, required to be obtained, or waiting periods required to expire, to complete the Merger.  If Parent and the Company discover that other such material approvals or waiting periods are necessary, Parent and the Company will seek to obtain or comply with them in accordance with the Merger Agreement.

Interests of Our Directors and Executive Officers in the Merger Proposal

In considering the recommendation of our Board with respect to the Merger Proposal, you should be aware that our directors and executive officers have interests in the Merger Proposal that may be different from, or in addition to, the interests of our shareholders in general.  Our Board was aware of these different or additional interests in determining to approve the Merger Proposal, and to recommend to our shareholders that they vote in favor of the Merger Proposal.  Further, in determining to approve the Merger Proposal, our Board considered the approval of the Compensation Committee of certain arrangements with the Company’s directors and executive officers and its recommendation for our Board to approve such arrangements, as further detailed below.

Under the ICL, an extraordinary transaction in which an officer or director has a personal interest requires the approval of the audit committee or the compensation committee, as applicable, and the Board, in that order. Generally, the directors having a personal interest are not permitted to participate in the discussion or vote on the matters. However, the ICL provides that if a majority of the directors have a personal interest in a transaction, then all the directors may participate and vote on the transaction and the transaction requires shareholder approval.  Furthermore, under the ICL, certain compensation matters, such as compensation items related to a company’s chief executive officer, or compensation items related to a company’s directors and/or executive officers which are not consistent with a company’s compensation policy, are required to be submitted for the approval by the compensation committee, the board of directors as well as such company’s shareholders, provided that at least a majority of the total votes of shareholders who are neither “controlling shareholders” nor have a “personal interest” in these compensation matters voted in favor of these matters (or alternatively the votes cast by such shareholders against these matters do not exceed two percent (2%) of the total voting rights in such company).

Because of one or more of the considerations described above and for the sake of caution, the Merger Proposal is subject to the approval by our shareholders under the standards described as the Company Shareholder Approval (which includes the majority described above), as further described in “The Special General Meeting—Voting Rights and Vote Required.”

Ordinary Shares

As of the Record Date, the executive officers and directors of the Company beneficially owned an aggregate of 230,971 Ordinary Shares, or 0.43% of the outstanding Ordinary Shares as of the Record Date.  For ownership of the Ordinary Shares by our directors and executive officers, see “Beneficial Ownership of Ordinary Shares” beginning on page 110.  Outstanding Ordinary Shares held by executive officers and directors of the Company will be treated in the Merger in the same manner as Ordinary Shares held by all other shareholders of the Company (other than CovLux) (i.e., they will entitle the holders thereof to receive the Merger Consideration).

Company Stock Options and RSUs

Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding option to acquire Ordinary Shares and each outstanding restricted stock unit (which we refer to as an RSU), whether or not then exercisable, will become fully vested as of, and contingent upon, the effective time of the Merger. At the effective time of the Merger, each outstanding option will be cancelled and converted into the right to receive a lump sum cash payment equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Ordinary Share of such share option (which excess cash amount we refer to as the Option Consideration) and (ii) the number of Ordinary Shares that such holder would have the right to purchase if such share option were fully vested and such holder had exercised such share option in full immediately prior to the effective time, without interest and subject to applicable withholding taxes.  At the effective time of the Merger, each outstanding RSU will be canceled in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger Taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of (i) the Merger Consideration and (ii) the number of Ordinary Shares subject to such RSUs, without interest and subject to applicable withholding taxes.

As of October 18, 2018, the total number of Ordinary Shares issuable upon the exercise of options (excluding options with an exercise price equal to or above US$29.25 per Ordinary Share) or subject to outstanding RSUs held by our directors and executive officers as a group (15 persons) was 1,052,026.  The options (excluding options with an exercise price equal to or above US$29.25 per Ordinary Share) held by our directors and executive officers have exercise prices ranging from NIS 22.23 (or approximately US$6.09) to NIS 45.17 (or approximately US$12.37) per share and a weighted average exercise price of NIS 28.31 (or approximately US$7.75) per share.

Arrangements in connection with the Merger

The Merger Agreement provides for the accelerated vesting of all (if unvested) options to purchase Ordinary Shares and RSUs and for the cash-out of all options to purchase Ordinary Shares and all RSUs, as well as a number of indemnification, insurance and compensation arrangements concerning our directors and executive officers.

Indemnification Arrangements; D&O Insurance Arrangements

Pursuant to the Merger Agreement and subject to the Company’s Articles of Association, Parent has agreed to cause the Surviving Company in the Merger (which we refer to as the Surviving Company) to honor all existing indemnification agreements with our directors and officers.

In addition, Parent has agreed to cause the Surviving Company and its subsidiaries to, for seven years after the closing of the Merger, maintain in their respective organizational documents director and officer indemnification, insurance, exculpation and expense advancement provisions that are at least as favorable as those existing at the time of the signing of the Merger Agreement.

Parent has also agreed that for seven years after the closing of the Merger, to the fullest extent permitted by the laws applicable to Parent and subject to specified limitations set forth in the ICL (to the extent applicable) and the terms of the Merger Agreement, indemnify our directors and officers against liabilities arising out of any action or omission prior to or at the closing of any transaction contemplated by the Merger Agreement, including the Merger, and advance litigation expenses in connection with any related legal proceeding.

In addition, in connection with the execution of the Merger Agreement, Covidien International Finance S.A. (which we refer to as the Guarantor), a wholly-owned subsidiary of Medtronic and an indirect parent company of Parent and Merger Sub has executed a guaranty (which we refer to as the Guaranty), pursuant to which it has agreed to guarantee all of the obligations of Parent and Merger Sub under the Merger Agreement.

The foregoing arrangements regarding indemnification are collectively referred to as Indemnification Arrangements.

The Surviving Company will and Parent has agreed to cause the Surviving Company, for seven years after the closing of the Merger, to (i) maintain in effect or obtain directors’ and officers’ insurance policies covering acts or omissions prior to or at the closing on terms with respect to coverage and amounts and terms that are equivalent to those of the Company’s current directors’ and officers’ insurance policies, in each case provided that Parent and the Surviving Company are not required to spend more than US$2.2 million, or (ii) purchase a seven-year “tail” endorsement or run-off “tail” policy with respect to the current directors’ and officers’ insurance policies (or Parent may purchase a substitute policy with the same coverage as the “tail” endorsement or run-off “tail” policy).  Alternatively, in lieu of the foregoing obligations of the Surviving Company, subject to the Company Shareholder Approval, the Company has the option, in consultation with Parent, to purchase a seven-year “tail” endorsement or run-off “tail” policy with respect to the current directors’ and officers’ insurance policies prior to the closing of the Merger. The foregoing arrangements regarding directors’ and officers’ insurance policies are collectively referred to as D&O Insurance Arrangements.  None of the D&O Insurance Arrangements detracts from any existing (or prior) insurance policy of the Company, including, without limitation, the Company’s existing (or prior) directors’ and officers’ insurance policies.

Under our existing Compensation Policy for Officers and Directors, the annual premium for the directors’ and officers’ (which we refer to as D&O) liability insurance may not exceed the following limits: (a) the premium for each 12 months’ policy shall not exceed US$550,000 (we refer to this limit as the Annual Cap Amount) and (b) the maximum aggregate limit of liability pursuant to the policy shall not exceed 10% of the highest Company’s market value based on the closing price of the Company ADSs, as quoted on the NASDAQ over the 365 days ending immediately prior to the Compensation Committee’s resolution date, without an additional shareholders’ approval to the extent permitted under the ICL. Notwithstanding the above, the Compensation Committee is authorized to increase the coverage purchased and/or the premium paid for such policies in the middle of the insurance term by up to 20% when necessary to match the limit of liability to the growth in the Company’s market value in the same proportion (10%) as described above. In connection with the renewal of our D&O insurance policy, our Compensation Committee approved, and recommended that the Board approve, and our Board has approved, the increase of the Annual Cap Amount to US$1,500,000. The foregoing arrangement is referred to as the D&O Tail Policy Arrangement.  The D&O Tail Policy Arrangement is also included as one of the items in the Merger Proposal.

For more details on the indemnification and insurance arrangements for our directors and officers, see “The Merger Agreement–Indemnification and Insurance” beginning on page 101.

Other Compensation Matters

Our Compensation Committee approved, and recommended that the Board approve, and our Board had approved, among other things, that the following individuals will be paid a transaction bonus promptly after the closing (subject to the consummation of the Merger and their continued employment through the closing):

•	Chief Executive Officer - US$1,200,000;

•	Chief Financial Officer and Vice President Business Operations - US$700,000;

•	Executive Vice President of Advanced Technologies - US$300,000;

•	Chief Technology Officer - US$200,000;

•	Chief Medical Officer - US$100,000;

•	Vice President, Regulatory Affairs and Quality Assurance - US$100,000;

•	Vice President, Operations and Service - US$100,000; and

•	Vice President, Product Development - US$100,000.

The foregoing compensation arrangements are collectively referred to as the Other Compensation Matters.

In approving the Indemnification Arrangements, D&O Insurance Arrangements, the D&O Tail Policy Arrangement and the Other Compensation Matters, our Board considered numerous factors and aspects (including those required under the ICL), including, among other things: (i) the fact that certain of these indemnification, insurance and compensation arrangements represent departures from the Company’s Compensation Policy for officers and directors, which departures are warranted under the circumstances under which these arrangements were made, including the Merger, and are in our shareholders’ best interests; (ii) the fact that provision of these indemnification, insurance and compensation arrangements is essential to the retention of these directors and officers at least until the completion of the Merger; (iii) the fact that these directors and officers have the qualifications, expertise and experience necessary to serve the Company and promote the Company’s objectives, taking into consideration the significant burdens and potential risks and exposure faced by directors and officers of public companies, especially those with securities publicly listed in the United States and in Israel; (iv) the fact that these indemnification, insurance and compensation arrangements were made in recognition of the contributions of these directors and officers to the Company’s long-term goals (subject to the Merger), to the strategic process undertaken by the Company and to the Company’s growth and profitability and set in a manner designed to enhance the Company’s directors’, officers’ and employees’ sense of identification with the Company and its activities, increase their satisfaction and motivation and ensure that the Company can retain these persons who have been contributing to the Company over time and at least until the effective time of the Merger; (v) the fact that these indemnification, insurance and compensation arrangements are subject or related to the Merger, and are intended to align the interests of the Company’s directors, officers and employees with those of the Company’s shareholders, including in connection with the successful completion of the Merger (with all such arrangements being conditioned on the completion of the Merger); (vi) that certain indemnification and insurance arrangements are generally in a uniform form for all indemnified persons and it is not appropriate to adjust them separately to the circumstances of each person or to other compensation he or she receives from the Company; and (vii) the fact that the scope and amounts of these indemnification, insurance and compensation arrangements are reasonable under the circumstances under which these arrangements were given.

Employee Compensation and Benefits

Under the Merger Agreement, Parent has undertaken that for one year following the consummation of the proposed Merger, it will cause the Surviving Company to provide each continuing employee of the Company with (i) a base salary or base wage that is no less than that in effect before closing and the same aggregate base salary or base wage and cash incentive compensation opportunity in effect with respect to such employee immediately before closing, (ii) severance benefits that are no less favorable than those in effect with respect to such employee before closing, and (iii) other employee benefits (excluding equity based benefits, but including allocations to provident funds and education funds) that are substantially comparable in the aggregate to the other employee benefits provided to such employee before closing.  For more details, see “The Merger Agreement—Employee Matters” beginning on page 102.

Payments in connection with a Change in Control

Under the employment agreement between Mazor and Ori Hadomi, dated as of April 9, 2013, as amended from time to time, including as amended on January 21, 2014, in the event Mr. Hadomi resigns following the consummation of the Merger, Mr. Hadomi will be entitled to receive a re-adjustment payment in an amount equal to 6 monthly payments, and in the event Mr. Hadomi is terminated other than for cause following the Merger, Mr. Hadomi will be entitled to receive a re-adjustment payment in an amount equal to 9 monthly payments.

Under the employment agreement between Mazor and Sharon Levita, dated as of December 12, 2007, as amended from time to time, including as amended on October 3, 2013, in the event Ms. Levita resigns following the consummation of the Merger, Ms. Levita will be entitled to receive a re-adjustment payment in an amount equal to 4 monthly payments, and in the event Ms. Levita is terminated other than for cause following the Merger, Ms. Levita will be entitled to receive a re-adjustment payment in an amount equal to 6 monthly payments.

Under the employment agreement between Mazor and Eliyahu Zehavi, dated as of November 28, 2000, as amended from time to time, including as amended on October 3, 2013, in the event Mr. Zehavi resigns following the consummation of the Merger, Mr. Zehavi will be entitled to receive a re-adjustment payment in an amount equal to 4 monthly payments, and in the event Mr. Zehavi is terminated other than for cause following the Merger, Mr. Zehavi will be entitled to receive a re-adjustment payment in an amount equal to 6 monthly payments.

Under the employment agreement between Mazor or one of its subsidiaries and Christopher Prentice, dated as of November 9, 2010, as amended from time to time, including as amended on September 17, 2014 and August 24, 2017 the consummation of the Merger will entitle Mr. Prentice to a pro rata portion of his retention payment of US$500,000 would have otherwise been due in September 2019.

THE MERGER AGREEMENT

This section of the Proxy Statement describes the material provisions of the Merger Agreement, but does not purport to describe all of the terms of the Merger Agreement and may not contain all of the information that is important to you.  The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, which is attached as Appendix A to this Proxy Statement and incorporated into this Proxy Statement by reference. You are urged to read the Merger Agreement carefully and in its entirety because it is the legal document that governs the Merger.

The Merger Agreement contains representations and warranties by the Company, Parent and Merger Sub which were made only for purposes of that agreement and as of specified dates. The representations, warranties and covenants in the Merger Agreement were made solely for the benefit of the parties to the merger agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the merger agreement instead of establishing these matters as facts, and may apply contractual standards of materiality or material adverse effect that generally differ from those applicable to investors. In addition, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.  Neither the Merger Agreement nor the description below is intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 111.

The Merger Agreement

Structure of the Merger; Company Shareholder Approval

Subject to the terms and conditions of the Merger Agreement and in accordance with Israeli law, Merger Sub, a wholly-owned subsidiary of Parent, will be merged with and into the Company pursuant to Sections 314-327 of the ICL, with the Company surviving the Merger and becoming collectively wholly owned by Parent and CovLux.  As a result, after the effective time of the Merger, the Ordinary Shares will no longer be publicly traded.

The approval of the Merger Proposal requires the affirmative vote of holders of at least a majority of Ordinary Shares voted at the meeting, provided (x) such majority includes more than 50% of the Ordinary Shares voted (not counting any abstentions) by shareholders that are not Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing and (y) either (i) such majority includes the affirmative vote of at least a majority of the total votes cast by shareholders who are present and voting (not counting any abstentions) who are not “controlling shareholders” of the Company and do not have a “personal interest” in the matter, or (ii) the total number of Ordinary Shares voted against the Merger Proposal by shareholders who are neither “controlling shareholders” of the Company nor have a “personal interest” in the matter who were present and voted, does not exceed 2% of the total voting rights in the Company.

Under the ICL, in general, a person will be deemed to be a “controlling shareholder” if the person has the power to direct the activities of the Company, other than solely as a result of serving as a director or in another position in the Company.  A person is presumed to be a controlling shareholder for these purposes if holding (i) 50% or more of any type of controlling means in the Company, or (ii) 25% or more of the voting rights in the Company, if no other person holds more than 50% of the voting rights in the Company. If two or more shareholders have a “personal interest” in the same proposal, their shareholdings are aggregated for purposes of calculating these percentages with respect to such proposal.

Under the ICL, a person is deemed to have a “personal interest” in the Merger Proposal if this person, or certain members of this person’s family (namely, such person’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents, or the spouse of any such person) or a company that is affiliated with this person or with such members of this person’s family (namely, a company in which this person or any such family member serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares or voting rights) has a personal interest in the adoption of such proposal.  However, a person is not deemed to have a “personal interest” in the adoption of the Merger Proposal if this person’s interest in the Merger Proposal arises solely from this person’s ownership of the Company’s Ordinary Shares. The term “personal interest” also includes a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, in each case regardless of whether the attorney-in-fact has the discretion in the voting.

For purpose of the Merger Proposal, the Ordinary Shares underlying ADSs held by CovLux are excluded for purposes of determining whether the majority referred to in clause (x) of the vote required to approve the Merger Proposal is obtained. In addition, our directors and executive officers and CovLux are deemed to have a “personal interest” in the Merger Proposal and, accordingly, all of the Ordinary Shares held by our directors and executive officers and by CovLux are also excluded for purposes of determining whether the majority referred to in clause (y) of the vote required to approve the Merger Proposal is obtained. As of the Record Date, our directors and executive officers collectively owned 230,971 Ordinary Shares, representing approximately 0.43% of all of the Ordinary Shares outstanding as of the Record Date (see “The Merger–Interests of Our Directors and Executive Officers in the Merger Proposal” beginning on page 83) and CovLux held 2,998,790 ADSs, which represent 5,997,580 Ordinary Shares, representing approximately 11.3% of all of the Ordinary Shares outstanding as of the Record Date, and freely exercisable warrants to purchase 1,210,000 ADSs, which were not exercised on or prior to the Record Date (see “Beneficial Ownership of Ordinary Shares” beginning on page 110).

The Company is not currently aware of any controlling shareholders, as defined under the ICL.  However, other shareholders and ADS holders may have a “personal interest” in the Merger Proposal and may be required to be excluded for purposes of determining whether the majority referred to in clause (y) of the vote required to approve the Merger Proposal is obtained.

Each shareholder and ADS holder is required under the ICL to notify us if he, she or it has a personal interest in connection with the Merger Proposal, is a controlling shareholder of Mazor and/or is a shareholder listed in Section 320(c) of the ICL (i.e., whether such shareholder is Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing), as a condition for his, her or its vote to be counted with respect to the Merger Proposal. Otherwise, under the ICL, his, her or its vote with respect to the Merger Proposal will not be counted in determining whether the applicable approval requirements have been met.

Merger Consideration

As a result of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger (other than Ordinary Shares held in the treasury of the Company or owned by any direct or indirect wholly-owned subsidiary of the Company and other than Ordinary Shares underlying ADSs held by CovLux) will automatically be converted into the right to receive US$29.25 in cash (which we refer to as the Merger Consideration) without any interest thereon, subject to the withholding of any applicable taxes.

Effective as of the effective time of the Merger, each outstanding option to acquire Ordinary Shares then outstanding, whether or not vested or exercisable, will become fully vested and exercisable as of the effective time of the Merger and will be canceled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per Ordinary Share of such option (which excess we refer to as the Option Consideration) and (ii) the number of Ordinary Shares such holder would have the right to purchase if such option or right were fully vested and such holder had exercised such option or right in full immediately prior to the effective time of the Merger, without interest and subject to applicable withholding taxes.  Any such option that has an exercise price per Ordinary Share which is greater than the Merger Consideration will be canceled without further payment.

Effective as of the effective time of the Merger, each outstanding RSU, whether or not vested, will become fully vested as of the effective time of the Merger and will be canceled and converted into the right to receive a lump sum cash payment (to the extent such payment does not trigger Taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of the Merger Consideration and the number of Company Shares subject to Company RSUs, without interest and subject to applicable withholding taxes.

Representations and Warranties

The Merger Agreement contains a number of representations made by and to Parent and Merger Sub, on the one hand, and the Company, on the other hand.  Representations made by the Company to Parent and Merger Sub in the Merger Agreement relate to, among other things:

•	due incorporation or organization, good standing and qualification;

•	corporate authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement;

•	Board approval and recommendation of the Merger Agreement and the transactions contemplated by the Merger Agreement;

•	absence of conflict with organizational documents, applicable law or material contracts as a result of the Merger;

•	required filings with and approvals by governmental entities;

•	capitalization;

•	ownership of subsidiaries;

•	accuracy and compliance of documents filed with the SEC, the TASE and the Israeli Securities Authority;

•
conformity of the Company’s financial statements with applicable accounting requirements and that the financial statements fairly present, in all material respects, the consolidated financial positions of the Company;

•	the status of the Company as a “foreign private issuer;”

•	absence of material undisclosed liabilities;

•	the absence of any Company Material Adverse Effect (as defined below) since June 30, 2018;

•	the operation of the Company in the ordinary course of business during the period from June 30, 2018 to September 20, 2018;

•	material contracts;

•	real property;

•	personal property;

•	intellectual property matters;

•	taxes and tax matters;

•	employee benefit plans and employment matters;

•	labor matters;

•	ownership and compliance with permits;

•	compliance with laws and regulatory matters;

•	global trade matters;

•	environmental matters;

•	absence of material pending or threatened legal proceedings or investigations;

•	insurance matters;

•	related party transactions;

•	absence of any obligation to pay brokers’ or other similar fees;

•	receipt of an opinion from our financial advisors;

•	inapplicability of anti-takeover statutes;

•	the Company’s proxy statement; and

•	privacy and data protection matters.

Representations made by the Parent and Merger Sub to the Company in the Merger Agreement relate to, among other things:

•	due incorporation or organization, good standing and qualification;

•	corporate authority to enter into the Merger Agreement and consummate the transactions contemplated thereby;

•	absence of conflict with organizational documents, applicable law or material contracts as a result of the Merger;

•	required filings with and approvals by governmental entities;

•	absence of material pending or threatened legal proceedings or investigations;

•	ownership and operations of Merger Sub;

•	absence of any obligation to pay brokers’ or other similar fees;

•	information provided by Parent for inclusion in the Company’s proxy statement;

•	no ownership of Ordinary Shares;

•	no arrangements with the Company’s shareholders or management;

•	sufficiency of funds for payments pursuant to the Merger Agreement;

•	non-reliance on the Company’s estimates, projections and forecasts; and

•	approval of the Merger Agreement by the boards of directors of Parent and Merger Sub.

Significant portions of the representations and warranties of the Company are qualified by “materiality” or “Company Material Adverse Effect.”  A Company Material Adverse Effect means any change, effect, event or development that, individually or in the aggregate, has had or is reasonably likely to have, a materially adverse effect on (a) the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company to consummate the Merger and to perform its obligations under this Agreement.  However, no change, effect, development, condition or occurrence arising out of the following will be considered when determining if a Company Material Adverse Effect has occurred or would or could occur (with respect to the matters described in clauses (i) through (vi) below, except to the extent the effects resulting from or arising out of these matters disproportionately affect the Company and its subsidiaries, taken as a whole, as compared to other companies operating in the industry and geographic markets in which the Company or its Subsidiaries conduct business):

(i)
general economic conditions or political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates, or conditions in the global economy generally;

(ii)
conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates;

(iii)	conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;

(iv)	acts of war, armed hostilities, sabotage or terrorism in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;

(v)
changes in Law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in IFRS or other accounting standards applicable to the Company or its Subsidiaries (or the authoritative interpretation thereof);

(vi)
natural disasters, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;

(vii)
the announcement of this Merger Agreement or the pendency or consummation of the transactions contemplated by the Merger Agreement, including impact thereof on the relationships with officers, employees, customers, suppliers, distributors or other business partners;

(viii)	any action or omission required by law or terms of the Merger Agreement, or at the request or with the consent of Parent or any of its affiliates;

(ix)	changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself (but not the underlying cause of such changes);

(x)	any failure of the Company to meet any securities analysts’ projections, internal projections, or forecasts or estimates of earnings or revenues (but not the underlying cause of such failure); or

(xi)
any legal proceedings brought or threatened by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) relating to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, including the Merger.

Some of the representations and warranties of Parent and Merger Sub are qualified as to “materiality” or are qualified with respect to any event, change, effect, development, condition or occurrence that would prevent or materially delay Parent from consummating the transactions contemplated by the Merger Agreement or prevent or materially delay that party from performing its obligations under the Merger Agreement.

The representations and warranties in the Merger Agreement do not survive the completion of the Merger.

Conduct of Business by the Company

The Company has agreed that until the effective date of the Merger, the Company and its subsidiaries will conduct their businesses in the ordinary course of business consistent with past practice and use commercially reasonable efforts to preserve substantially intact their business organization, keep available the services of the current officers and key employees, and preserve the current relationships with customers, suppliers, distributors and other persons with whom the Company or its subsidiaries have significant business relations, subject to certain exceptions. The Company has also agreed that to the extent reasonably practicable to notify and consult with the Parent (a) after the receipt of any material communication from any governmental authority or inspections of any manufacturing or clinical trial site and before making any material submission to any governmental authority, and (b) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs.

The Company has further agreed generally to not take, and to not permit its subsidiaries to take, the following actions (subject in each case to the exceptions provided in the Merger Agreement) prior to the effective time of the Merger without the prior written consent of Parent (which consent may not be unreasonably withheld, delayed or conditioned):

•	amend the articles of association of the Company or amend any organizational document of any subsidiary of the Company;

•
issue, sell, deliver any equity securities of the Company or its subsidiaries, except for issuances of Ordinary Shares upon exercise of options or RSUs outstanding on the date of the Merger Agreement in accordance with their present terms;

•
purchase, redeem or otherwise acquire any equity securities of the Company or any of its subsidiaries, except in connection with tax withholdings and exercise price settlements upon the exercise of options or vesting of RSUs outstanding on the date of the Merger Agreement and in accordance with their present terms;

•	split, combine, subdivide or reclassify the share capital of the Company or any of its subsidiaries or issue or authorize the issuance of any other securities in respect of such shares;

•	declare, set aside or pay any dividends or other distributions in respect of the share capital of the Company;

•
propose to adopt a plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by the Merger Agreement;

•
incur, assume or guarantee any indebtedness for borrowed money, or issue any debt securities or other rights to acquire any debt securities of the Company or any of its subsidiaries, except for (i) debt incurred in the ordinary course of business consistent with past practice under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date of the Merger Agreement or issuances or repayment of commercial paper in the ordinary course of business consistent with past practice, and (ii) loans or advances between the Company and its subsidiaries, or between any subsidiaries;

•
make any loans, advances or capital contributions to or investments in any other person (other than the Company or any of its subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or its subsidiaries;

•
mortgage or pledge any material assets or create a lien on any material assets (other than permitted liens or liens granted in connection with the incurrence of any indebtedness for borrowed money permitted under the Merger Agreement);

•
except as may be required by applicable law or the terms of any employee plan as in effect on the date of the Merger Agreement, (i) enter into, adopt, amend in any material respect or terminate any material employee benefit agreement, arrangement or plan, or (ii) increase the compensation or pay any special remuneration to any director, officer or employee, or pay any material benefit not required by any existing plan or arrangement, make any loans to or change existing lending arrangements with any directors, officers or employees, agents or consultants (other than advancement of business expenses in the ordinary course of business), except for (w) payment of the 2018 annual bonus up to the full target amounts payable thereunder and in accordance with the terms thereof, in each case in the Company’s ordinary course of business consistent with past practice (both with respect to the timing and amount), (x) the adoption of a 2019 incentive bonus plan in the Company’s ordinary course of business consistent with past practice (both with respect to the timing and composition) and in any event on terms consistent with those disclosed to Parent, (y) hiring of new employees, terminating employees and/or entering into, amending or modifying compensation arrangements in the ordinary course of business consistent with past practice for employees (or individuals who would become employees) who are not officers or directors and whose annual compensation is less than US$200,000, and (z) as otherwise permitted under the Merger Agreement;

•
except as may be required as a result of a change in applicable law or in IFRS, make any material change in accounting principles or practices or make any material change in internal accounting controls or disclosure controls and procedures;

•
make or agree to make any new capital expenditure or expenditures in excess of US$200,000 individually or US$400,000 in the aggregate, except for capital expenditures that are contemplated by the Company’s 2018 or 2019 budget;

•
acquire or agree to acquire (i) any business or company or any material equity interest for consideration in excess of US$500,000 in the aggregate or (ii) any assets that are material to the Company and its subsidiaries, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or other purchases contemplated by the Company’s 2018 budget;

•
enter into any contract (other than inter-company contracts) with respect to any joint venture, strategic alliance or partnership that is material to the Company and its subsidiaries, taken as a whole;

•
other than in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or incur any lien on any properties or assets of the Company or its subsidiaries, which are material to the Company and its subsidiaries, taken as a whole;

•
prepare or file any income tax return or other material tax return in a manner inconsistent with past practice or, on any such tax return, take any material position inconsistent with past practice, make or change any tax election, settle or otherwise compromise any material claim relating to taxes, settle any material dispute relating to taxes, adopt or change any accounting method in respect of taxes, enter into any tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material tax claim or assessment, request any ruling or similar guidance with respect to taxes, other than the tax rulings contemplated by the Merger Agreement;

•
other than in the ordinary course of business consistent with past practice, (i) discharge, settle or satisfy any claims, liabilities or litigation for an amount in excess of US$100,000 individually or US$200,000 in the aggregate, other than those reflected or reserved against in the most recent consolidated financial statements  of the Company included in its public filings or incurred in the ordinary course of business consistent with past practice after the date of the most recent balance sheet included in these financial statements, (ii) cancel any material indebtedness for borrowed money or waive any claims or rights with a value in excess of US$200,000, or (iii) give any material discount, accommodation or other concession inconsistent with past business practices in order to accelerate or induce the collection of any receivable;

•
apply for or accept (i) any grant from the Israeli National Authority for Technological Innovation or any other Israeli governmental authority, which grant is extended to support the Company’s research and development operations, or (ii) any material grants from any other governmental authority;

•	enter into, engage in or amend any transaction or contract with any related party or any interested parties (Ba’alay Inyan);

•
enter into any non-compete or non-solicitation agreement that would or would be reasonably expected to restrict or limit, in any material respect, the operations of the Company or any of its Affiliates;

•
enter into any contract that involves consideration payable by the Company or its Subsidiaries in fiscal year 2018 in excess of US$250,000 or that is reasonably likely to involve consideration payable by the Company or its Subsidiaries in fiscal year 2019 in excess of US$250,000;

•	cancel or fail to in good faith seek to renew any material insurance policies; or

•	enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by the Merger Agreement.

Company Shareholder Meeting; Merger Proposal

The Company has agreed to establish a Record Date for, duly call, give notice of and convene the Special Meeting for the purpose of obtaining the Company Shareholder Approval, and publish the notice of the Company Shareholder Meeting.  The notice of this Special Meeting was published on September 24, 2018 (subsequently revised to reflect the updated Record Date).

The Company has also agreed, as soon as practicable following the execution of the Merger Agreement to prepare and file with the Israeli Securities Authority and furnish to the SEC on a Form 6-K a proxy statement for the Company Shareholders Meeting, and cause the proxy statement to be available to shareholders of the Company. Unless our Board has effected a Company Board Recommendation Change, the Company will include in the proxy statement our Board’s recommendation of the Merger Agreement and the transactions contemplated by the Merger Agreement (which we refer to as the Company Board Recommendation).

The Company and Merger Sub have agreed that they will, as promptly as reasonably practicable after the execution of the Merger Agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the ICL and delivered and filed with the Israeli Companies Registrar.  The Company and Merger Sub have further agreed to timely provide and/or publish notices to their creditors in accordance with Section 318 of the ICL and to timely inform the Israeli Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors under Section 318 of the ICL.  The executed merger proposals of Merger Sub and the Company were filed with the Israeli Companies Registrar.  The notice to creditors was published by Merger Sub on October 2, 2018 and by the Company on October 2, 2018 and October 3, 2018 (in Israel) and on October 5, 2018 (in New York), and the related notification to the Israeli Companies Registrar that such notices were provided by Merger Sub and by the Company. Notice of the filing of the merger proposal was also given to the Company’s secured creditors.  Notices to the Israeli Companies Registrar of the approval of the Merger by a merging company’s shareholders was filed by Merger Sub and will be filed by us promptly following the receipt of the Company Shareholder Approval.

No Solicitation of Acquisition Proposals

The Company has agreed that it will and will cause its subsidiaries and their respective representatives to immediately cease any and all existing discussions, communications or negotiations with respect to any Acquisition Proposal with any persons conducted prior to the execution of the Merger Agreement.  In addition, the Company has agreed that neither it nor its subsidiaries will, and the Company will not authorize or permit any of their respective representatives to:

•
solicit or initiate the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal;

•
furnish to any person any non-public information relating to our Company, or afford to any person access to non-public information or personnel of our Company, in each case with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist, an Acquisition Proposal or any communication that would reasonably be expected to lead to an Acquisition Proposal;

•	participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal;

•	approve, endorse or recommend an Acquisition Proposal; or

•	enter into any contract contemplating or otherwise relating to an Acquisition Transaction (as defined below).

The term “Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction. The term “Acquisition Transaction” means any transaction or series of transactions involving: (i) any direct or indirect acquisition of securities, tender offer, exchange offer or other similar transaction in which a person or group of persons acquires ownership of securities representing fifteen percent (15%) or more of the outstanding Ordinary Shares of the Company; (ii) any merger, consolidation, business combination, scheme of arrangement or similar transaction involving the Company and/or any of its subsidiaries (except for any transaction among the Company’s subsidiaries); (iii) any sale, lease, exchange, license, transfer, acquisition or disposition of more than fifteen percent (15%) of the total consolidated assets of the Company and its subsidiaries; (iv) any recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (v) any issuance by the Company of over fifteen percent (15%) of its equity securities (except pursuant to the exercise of outstanding options or settlement of RSUs).

Any material violation of the foregoing restrictions by the Company or any of its subsidiaries or any of their respective senior representatives will be deemed a material breach by the Company.  The term “senior representative” means any representative of the Company who is (i) a director or officer of the Company or any of its subsidiaries, (ii) a senior-level employee (i.e., managing director (or similar title) or above) of any financial advisor retained by the Company or any of its subsidiaries or (iii) a partner of any law firm retained by the Company or any of its Subsidiaries or any other person acting with the actual authority of the Company.

Notwithstanding the restrictions above, our Board is permitted to engage in discussions of, or provide non-public information with respect to, any bona fide, unsolicited written Acquisition Proposal received without any material violation of the “no solicitation” restrictions described above if our Board has determined, after consultation with its financial advisor and outside legal counsel, that (i) the Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) failure to take the actions would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law; provided, that before providing any non-public information to the person making the Acquisition Proposal, the recipient must enter into a confidentiality agreement that is no less favorable to the Company than the confidentiality agreement between the Company and Parent.  The Board may not take any of the actions referred to above unless the Company has delivered to Parent a prior written notice advising Parent that it intends to take such action, which notice must include the material terms of the Acquisition Proposal and the identity of the person making the Acquisition Proposal.

The Company is required to notify Parent promptly (but in no event later than 24 hours) after receipt by the Company of an Acquisition Proposal or any request for information that would reasonably be expected to lead to an Acquisition Proposal, or any inquiry with respect to, or would reasonably be expected to lead to an Acquisition Proposal.  The Company is required to provide such notice and identify the third party making, and the material terms and conditions of, any such Acquisition Proposal, as well as to provide a copy of the Acquisition Proposal (if in writing), and to keep Parent informed on a prompt basis with respect to any change to the material terms of such Acquisition Proposal (but in no event later than 24 hours following any such change), including providing Parent with copies of any draft documentation.

The Company has also agreed that except to the extent inconsistent with the fiduciary duties of directors of a Delaware corporation under applicable Delaware law, it will not, and will cause its subsidiaries not to, terminate, waive, amend or modify, or grant permission under, any standstill provision in any confidentiality agreement to which it or any of its subsidiaries is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of the date hereof).  In addition, it will, and will cause its subsidiaries to, use reasonable best efforts to enforce such standstill provisions if it becomes aware of any material breach of any such standstill provision by the party subject thereto.

Company Board Recommendation Change; Fiduciary Termination

The Merger Agreement prohibits our Board from (i) withholding, withdrawing, amending or modifying in a manner adverse to Parent in any material respect, or publicly proposing to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, the Company Board Recommendation, or (ii) approving or recommending or proposing to approve or recommend, any Acquisition Proposal (the actions in clauses (i) and (ii) are referred to as a Company Board Recommendation Change).

Notwithstanding the restrictions described above, if, prior to obtaining the Company Shareholder Approval, the Company receives a bona fide, written Acquisition Proposal from a third party that did not result from the third party’s breach of any standstill obligations or the Company’s breach of its no solicitation obligations, and our Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that (i) the Acquisition Proposal constitutes a Superior Proposal and (ii) the failure to change its recommendation or terminate the Merger Agreement would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law, then, our Board may effect a Company Board Recommendation Change in respect of such superior proposal or to enter into an acquisition agreement with respect to such Superior Proposal, if:

•
prior to making a Company Board Recommendation Change or terminating the Merger Agreement in order to accept the superior proposal, the Company has given Parent a three-business-day period during which, if requested by Parent, the Company would make its representatives available to discuss proposed changes to the Merger Agreement (with any material revision to the superior proposal restarting the three-business-day period);

•
after considering any written, binding and irrevocable offer delivered by Parent during the matching period, the Company Board nonetheless determines, after consultation with its financial advisors and outside legal counsel, that failure to make a Company Board Recommendation Change or terminate the Merger Agreement would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law; and

•
the Company has paid the Termination Fee in advance of or substantially concurrently with the termination of the Merger Agreement and immediately following such termination enters into a binding definitive agreement for the superior proposal.

The term “Superior Proposal” means any bona fide written Acquisition Proposal to acquire more than 50% of the equity securities or consolidated total assets of the Company and its Subsidiaries, pursuant to a tender or exchange offer, a merger, scheme of arrangement, a consolidation, a business combination, or a sale of assets (i) on terms that our Board (or any Board committee) has determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects and the terms of this Acquisition Proposal, would be more favorable to our shareholders than the Merger and (ii) which our Board has determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

In addition, at any time prior to obtaining the Company Shareholder Approval, if an Intervening Event will have occurred and our Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that the failure to effect a Company Board Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law, our Board may effect a Company Board Recommendation Change if:

•
prior to taking such action, the Company has given Parent a three-business-day period during which, if requested by Parent, the Company would make its representatives available to discuss proposed changes to the Merger Agreement (with any material change to the Intervening Event restarting the three-business-day period); and

•
after considering any written, binding and irrevocable offer delivered by Parent during the matching period, the Company Board nonetheless determines, after consultation with its financial advisors and outside legal counsel, that failure to change its recommendation would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware law.

An “Intervening Event” means a material event, development or change in circumstances (other than the receipt of an Acquisition Proposal) with respect to the Company or any of its subsidiaries occurring, arising or coming to the attention of the Board after the date of the Merger Agreement and prior to obtaining the Company Shareholder Approval, and which was not known or reasonably foreseeable to the Board as of or prior to the date of the Merger Agreement.

The parties to the Merger Agreement have contractually agreed, without intending to modify any fiduciary duties of our Board (or any of its committees) under applicable law, that, in the absence of compelling legal authority to the contrary, the Company, our Board and the Company’s outside legal counsel are entitled to rely on and deem applicable to the Company and our Board the law applicable to corporations incorporated in the State of Delaware for purposes of making the conclusions described above (and providing advice with respect thereto).

Efforts to Consummate the Merger; Regulatory Filings

Subject to the terms and conditions of the Merger Agreement, each of the Parent, Merger Sub and the Company has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other party to the Merger Agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) causing the conditions to closing to be satisfied; (ii) obtaining all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and making all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Merger and the other transactions contemplated the Merger Agreement; (iii) obtaining all necessary or appropriate consents, waivers and approvals under any material contracts to which the Company or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement so as to maintain and preserve the benefits under these material contracts following the closing; and (iv) executing and delivering any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of the Merger Agreement. Notwithstanding the foregoing, the Company is not required prior to the effective time of the Merger to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration, or to provide additional security to obtain the consent, waiver or approval of any person under any contract.

Each of Parent and the Company has agreed to, and cause their respective affiliates (if applicable) to, promptly (i) file with the applicable governmental entity in each of the United States and Israel the notifications required by their respective antitrust laws, and (ii) file comparable pre-merger or post-merger notification filings, forms and submissions with any other governmental authority that is required by any other antitrust laws as soon as practicable and in any event before the expiration of any applicable legal deadline.

Parent has agreed that it and/or its affiliates will execute and deliver an undertaking in customary form in favor of the Israeli National Authority for Technological Innovation to comply with applicable law (if and when required to do so).

Each of Parent and the Company has agreed to, and to cause each of its respective affiliates to, take any and all reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable law (including antitrust law), and to enable all waiting periods under any applicable law (including antitrust law) to expire, and to avoid or eliminate each and every impediment under any applicable law (including antitrust law) asserted by any governmental authority, in each case, to cause the Merger and the other transactions contemplated by the Merger Agreement to occur as soon as practicable and in any event prior to the Outside Date, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any governmental authority, (ii) contesting, defending and appealing any threatened or pending injunction or other order that would adversely affect the ability of any party hereto to consummate the transactions contemplated by the Merger Agreement and (iii) taking any and all other actions to prevent the entry, enactment or promulgation thereof.

Each of Parent and the Company further agreed that until all required governmental approvals have been obtained, each of them will not, and will cause its affiliates not to, operate their respective businesses in such manner or take any action that would reasonably be expected to increase in any material respect the risk of not obtaining any required governmental approval.  In addition, Parent and Merger Sub have agreed that, prior to the effective time of the Merger, they will not, and will not permit their affiliates to, make any acquisition or enter into any definitive agreement for any acquisition if doing so would reasonably be expected to (i) delay or increase the risk of not obtaining any required governmental approval or the expiration or termination of any applicable waiting period, (ii) increase the risk of any governmental authority entering an order prohibiting the consummation of the transactions contemplated by the Merger Agreement or the risk of not being able to remove any such order on appeal or (iii) delay or prevent the consummation of the Merger or the other transactions contemplated by the Merger Agreement.

Nothing in the Merger Agreement requires Parent, the Surviving Company or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Company or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a governmental authority or any other person or for any other reason.

Indemnification and Insurance

Pursuant to the Merger Agreement, Parent has agreed to cause the Surviving Company in the Merger (which we refer to as the Surviving Company) to honor all existing indemnification agreements with our directors and officers.

In addition, Parent has agreed to cause the Surviving Company and its subsidiaries to, for seven years after the closing of the Merger, maintain in their respective organizational documents director and officer indemnification, insurance, exculpation and expense advancement provisions that are at least as favorable as those existing at the time of the signing of the Merger Agreement.

Parent has also agreed that for seven years after the closing of the Merger, to the fullest extent permitted by the laws applicable to Parent (for purpose of this provision, as if Parent is a Delaware corporation and the relevant directors and officers are directors and officers of a Delaware subsidiary of Parent) and subject to specified limitations set forth in the ICL (to the extent applicable):

(i)
indemnify our directors and officers against liabilities arising out of or pertaining to (x) any action or omission or alleged action or omission in such person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other affiliates prior to or at the effective time of the Merger or (y) any of the transactions contemplated by the Merger Agreement; and

(ii)
advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under the Merger Agreement, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by an indemnified person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such indemnified person to repay such advances if it is ultimately decided in a final, non appealable judgment by a court of competent jurisdiction that such indemnified person is not entitled to indemnification.

Finally, Parent has agreed to cause the Surviving Company, for seven years after the closing of the Merger, to (i) maintain in effect or obtain, directors’ and officers’ insurance policies covering acts or omissions prior to or at the closing on terms with respect to coverage and amounts that are equivalent to those of the Company’s current directors’ and officers’ insurance policies, in each case provided that Parent and the Surviving Company are not required to spend more than US$2.2 million, or (ii) purchase a seven-year “tail” endorsement or run-off “tail” policy with respect to the current directors’ and officers’ insurance policies (or Parent may purchase a substitute policy with the same coverage as the “tail” endorsement or run-off “tail” policy).  Alternatively, in lieu of the foregoing obligations of the Surviving Company, subject to the Company Shareholder Approval, the Company has the option, in consultation with Parent, to purchase a seven-year “tail” endorsement or run-off “tail” policy with respect to the current directors’ and officers’ insurance policies prior to the closing of the Merger.

Subject to applicable law, the rights of any beneficiaries under these provisions of the Merger Agreement are in addition to any other rights these beneficiaries may have under any law or contract or constituent documents of any person.  In the event Parent or the Surviving Company or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving company or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, proper provision will be made so that the successors and assigns of Parent and the Surviving Company will assume all of the foregoing obligations.

In addition, in connection with the execution of the Merger Agreement, the Guarantor has executed the Guaranty pursuant to which it has agreed to guarantee all of the obligations of Parent and Merger Sub under the Merger Agreement

The obligations and liabilities of Parent, the Surviving Company and their respective subsidiaries under these provisions of the Merger Agreement will be joint and several.

Employee Matters

Parent has acknowledged that the consummation of the transactions set forth in the Merger Agreement will constitute a “change of control” (or similar phrase) for purposes of all of the Company’s employee plans.

From the effective time the Surviving Company will honor all employee plans and compensation arrangements in accordance with their terms as in effect immediately before the effective time of the Merger, provided that the foregoing does not prohibit the Surviving Company from amending or terminating any employee plan or compensation arrangements in accordance with their terms or as required by applicable laws.

The Merger Agreement contains covenants relating to certain employee matters.  Under these covenants, Parent has undertaken, among other things, to:

•
for a period of one year following the effective time of the Merger, cause the Surviving Company to provide each continuing employee of the Company with (i) a base salary or base wage that is no less than that in effect before closing and the same aggregate base salary or base wage and cash incentive compensation opportunity in effect with respect to the employee immediately before closing, (ii) severance benefits that are no less favorable than those in effect with respect to the employee before closing, and (iii) other employee benefits (excluding equity based benefits, but including allocations to provident funds and education funds) that are substantially comparable in the aggregate to the other employee benefits provided to the employee before closing;

•
cause the Surviving Company to provide continuing employees with service credit for all services with the Company and its subsidiaries prior to the effective time of the Merger for the purposes of any vesting, eligibility, and benefits entitled under benefit plans, programs or arrangements made available to Company employees following the closing date, provided that the crediting of service will not operate to duplicate any benefits; and

•
for purposes of each Parent plan providing health benefits to any continuing employee after the effective time of the Merger, cause the Surviving Company to (i) allow such employee to be immediately eligible to participate in Parent’s plans to the extent coverage in the plan replaces coverage under a comparable plan of the Company in which such employee participates immediately prior to the effective time of the Merger, (ii) waive all limitations as to pre-existing conditions, exclusions and waiting periods and (iii) give credit to eligible expenses incurred by such employee during the portion of the plan year prior to the employee’s participation in Parent’s plan for purposes of satisfying deductible, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with such Parent’s plan.

No provision of the Merger Agreement (absent a contrary provision) is meant to (i) guarantee employment for any period of time for any employee of the Company or (ii) require Parent or the Surviving Company to continue any employee plan or prevent the amendment modification or termination of such plans after the effective time of the Merger.  No provision of the Merger Agreement creates any third-party beneficiary rights in any employee, any beneficiary or dependents, or any collective bargaining representative, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by the Company, Parent or its or their respective affiliates or the Surviving Company or under any benefit plan which the Company, Parent or its or their respective affiliates or the Surviving Company may maintain.

Tax Rulings

The Company agreed to instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application in form and substance reasonably acceptable to Parent and its counsel for a ruling (which we refer to as the Option Tax Ruling) confirming that: (i) the cancellation of the Company’s options, RSUs issued under Section 102(b) of the Tax Ordinance, and the Ordinary Shares issued in respect of such options will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Tax Ordinance) so long as the respective Option Consideration, RSUs Consideration and the Merger Consideration are deposited with the Section 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Option Consideration, RSUs Consideration and Merger Consideration with the Paying Agent and the 102 Trustee will not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling).  If the Option Tax Ruling is not granted prior to the Closing, the Company will seek to obtain an interim ruling confirming that the Parent and any person acting on its behalf will be exempt from Israeli withholding tax in relation to any payments made with respect to any options, Ordinary Shares or RSUs of the Company in connection with the Merger.

The Company also agreed to instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Israeli Tax Authority an application for a ruling, in form and substance reasonably acceptable to Parent and its counsel, providing that Parent, the Paying Agent, the Surviving Company and their respective agents will be exempt from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to the Merger Agreement, including the Merger Consideration, or clarifying that no such obligation exists.

Certain Other Covenants

The Merger Agreement contains additional covenants, including covenants relating to cooperation in connection with the preparation of this Proxy Statement, public announcements, notices of certain events, cooperation in connection with the de-listing of the ADSs and Ordinary Shares from the NASDAQ and the TASE, respectively, and the deregistration of the ADSs under the Exchange Act and the Ordinary Shares under the Israeli securities laws, confidentiality, minimizing the effect of any takeover laws, participation in shareholder litigations, and the preparation of SEC filings that may need to be made after the date of the Merger Agreement and prior to the effective time of the Merger.

Conditions to the Completion of the Merger

Each party’s obligation to complete the Merger is conditioned upon the satisfaction or waiver (to the extent permissible), on or prior to the closing date, of all of the following conditions:

•	the Company Shareholder Approval has been obtained;

•
no governmental entity has enacted, issued or promulgated any law or any injunction or order which is in effect and which has the effect of making the Merger illegal or otherwise prohibiting or preventing the consummation of the Merger;

•
the waiting periods under the antitrust laws of the United States and Israel have expired or been terminated, and any approvals or filings required to be obtained or made under the antitrust laws of these countries have been obtained or filed;

•
as required by the ICL, (i) at least 50 days have elapsed after the filing of a merger proposal with the Registrar of Companies of the State of Israel and (ii) at least 30 days have elapsed after the Company Shareholder Approval and the approval of the Merger by the shareholder of Merger Sub have been obtained (the shareholders of Merger Sub have approved the Merger Agreement);

The respective obligations of Parent and Merger Sub to complete the Merger are subject to the satisfaction or waiver of the following additional conditions:

•
(i) the representations and warranties of the Company regarding corporate authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement are true and correct in all material respects as of the closing date, (ii) certain representations and warranties of the Company regarding the Company’s capitalization are true and correct in all respects as of the closing date, except for de minimis inaccuracies, and (iii) all other representations and warranties of the Company are true and correct as of the closing date, except for any inaccuracy which has not had, individually or in the aggregate, a Company Material Adverse Effect;

•	the Company’s performance and compliance with its obligations and covenants under the Merger Agreement in all material respects;

•	no Company Material Adverse Effect has occurred since the execution of the Merger Agreement; and

•	the delivery of an officer’s certificate by the Company certifying that the above conditions have been satisfied.

The Company’s obligation to complete the Merger is subject to the satisfaction or waiver of the following additional conditions:

•
(i) the representations and warranties of Parent and Merger regarding corporate authority to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement are true and correct in all material respects as of the closing date, and (ii) all other representations and warranties of the Company are true and correct as of the closing date, except for any inaccuracy which would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by the Merger Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under the Merger Agreement;

•	Parent’s and Merger Sub’s performance and compliance with their obligations and covenants under the Merger Agreement in all material respects; and

•	the delivery of an officer’s certificate by Parent certifying that the above conditions have been satisfied.

Termination Provisions

The Merger Agreement may be terminated at any time before the effective time of the Merger by the mutual written consent of Parent and the Company.

The Merger Agreement may also be terminated prior to the effective time of the Merger by either Parent or the Company if:

•
the Merger is not consummated by March 20, 2019 (this right to terminate is not available to a party whose breach of the Merger Agreement has been a principal cause of, or primarily resulted in, the failure to close the Merger by the Outside Date or is in material breach of the Merger Agreement);

•
a governmental entity has issued a final and non-appealable order or taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (this right to terminate is not available to a party if the issuance of the order was primarily due to this party’s failure to perform its obligations under the Merger Agreement); or

•	the Company Shareholder Approval is not obtained after the final adjournment of the shareholders’ meeting at which a vote is taken on the Merger.

The Merger Agreement may also be terminated by Parent under any of the following circumstances:

•
(i) at any time prior to the receipt of Company Shareholder Approval (x) our Board has withdrawn (or qualified or modified in a manner adverse to Parent) its recommendation of the Merger Agreement, or (y) our Board has failed to formally recommend against a competing tender or exchange offer that constitutes an Acquisition Proposal within 10 business days after the commencement of the offer, has recommended our shareholders to approve such Acquisition Proposal, or has publicly announced its intention to enter into any agreement in respect of such Acquisition Proposal, or (ii) at any time prior to the effective time of the Merger, (A) our Board has failed to publicly reaffirm its recommendation of the Merger within three Business Days after Parent’s written request, or (B) the Company or any of its Subsidiaries or senior representatives has willfully and materially breached their obligations under the Merger Agreement with respect to no solicitation of Acquisition Proposals and/or no change of Board recommendation; or

•
the Company has breached any of its representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the Company has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that Parent has not  breached the Merger Agreement in any material respect).

The Merger Agreement may also be terminated by the Company under any of the following circumstances:

•
at any time prior the receipt of the Company Shareholder Approval in order to enter into an agreement with respect to a superior proposal, provided that the Company pays the Termination Fee to Parent concurrently with the termination of the Merger Agreement; or

•
Parent or Merger Sub has breached any of their representations, warranties or covenants under the Merger Agreement which would result in the failure to satisfy a closing condition, and the breaching party has failed to cure or cannot cure the breach within 20 business days following notice of the breach (provided that the Company has not breached the Merger Agreement in any material respect).

Effect of Termination

If the Merger Agreement is validly terminated, it will become null and void, with the exception of a few specified sections, each of which shall survive the termination of the Agreement. The termination of the Merger Agreement will not relieve any party from liability for any fraud or willful and material breach of any representation, warranty, covenant, obligation or other provision of the Merger Agreement.  For purposes of the Merger Agreement, “willful breach” means any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of the Agreement.

Remedies

Termination Fee

The Company is required to pay Parent a US$60.8 million fee in connection with the termination of the Merger Agreement under the following circumstances:

•	The Company terminates the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal;

•
Parent terminates the Merger Agreement as a result of a Company Board Recommendation Change, our Board’s recommendation of (or failure to recommend against) a competing tender or exchange offer that constitutes an Acquisition Proposal, our Board’s failure to reaffirm its recommendation of the Merger, or a willful and material breach by the Company or its senior representatives of their obligations under the Merger Agreement with respect to no solicitation of Acquisition Proposals and/or no change of Board Recommendation;

•
the Merger Agreement is terminated by either party as a result of the failure to obtain the Company Shareholder Approval, an Acquisition Proposal was publicly announced and not withdrawn before the Company Shareholders Meeting, and within 12 months after the termination, the Company enters into a definitive agreement with the party who made that Acquisition Proposal and the Acquisition Proposal was subsequently completed; or

•
the Merger Agreement is terminated as a result of the failure to close the Merger before the Outside Date or as a result of a breach by the Company of any of its representations, warranties or covenants such that the closing conditions would not be satisfied (see above), an Acquisition Proposal was publicly disclosed and not withdrawn prior to the termination, and within 12 months after the termination, the Company either consummates an Acquisition Proposal involving 50% or more of the Company’s shares or substantially all of the Company’s assets, or enters into a definitive agreement with respect to such an Acquisition Proposal.

Unless Parent has waived its right to receive the Termination Fee and refunded any Termination Fee that has been paid by the Company, (i) Parent’s right to receive the Termination Fee is its sole and exclusive remedy against the Company under the Merger Agreement under circumstances where the Termination Fee is payable and (ii) upon payment of the Termination Fee, the Company will have no further liabilities to Parent relating to the Merger Agreement.

Specific Performance

The parties to the Merger Agreement have agreed that they will be entitled, in addition to any other remedy at law or in equity, to an injunction or injunctions to prevent or restrain breaches or threatened breaches by the other party, and to specifically enforce the terms and provisions of the Merger Agreement.

Expenses

All fees and expenses incurred in connection with the Merger Agreement and the other transactions contemplated by the Merger Agreement will be paid by the party incurring such fees and expenses, whether or not the Merger is consummated.

Amendments

Subject to applicable Law and subject to the other provisions of the Agreement, the Agreement may be amended by the parties at any time in a writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment will be made to the Agreement that requires the approval of our shareholders under applicable law without obtaining the Company Shareholder Approval of such amendment.

Governing Law; Jurisdiction

The Merger Agreement and any dispute, controversy or claim arising out of, relating to or in connection with the Merger Agreement, the negotiation, execution, existence, validity, enforceability or performance of the Merger Agreement, or for the breach or alleged breach will be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the laws of any other jurisdiction.

Each party has agreed that any action or proceeding arising in connection with any dispute, controversy or claim relating to the Merger Agreement or the transactions contemplated by the Merger Agreement will be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, and each party has irrevocably and unconditionally consented and submitted to such jurisdiction.

Guaranty

In connection with the execution of the Merger Agreement, the Guarantor has executed the Guaranty pursuant to which it has agreed to guarantee all of the obligations of Parent and Merger Sub under the Merger Agreement.

Guarantor has represented and warranted to the Company that, except for the ADSs owned beneficially and of record by CovLux, a subsidiary of Guarantor and an affiliate of Parent, neither Parent nor any of its subsidiaries owns any Ordinary Shares or any other equity securities of the Company or its subsidiaries, except pursuant to the Merger Agreement.

The Guaranty also includes a commitment by the Guarantor to vote (or cause to be voted), and to cause all of its subsidiaries and controlled affiliates to vote (or cause to be voted), at the Special Meeting, any and all Ordinary Shares beneficially owned by the Guarantor or such subsidiaries or controlled affiliates (including by timely instructing the Depositary to vote the Ordinary Shares underlying their ADSs), which, as of the Record Date, were 5,997,580 Ordinary Shares, in favor of the Merger Agreement and the transactions contemplated thereby, including the Merger and certain compensation matters.

In addition, until the earlier to occur of (i) the receipt of the Company Shareholder Approval, and (ii) the termination of the Merger Agreement pursuant to the terms thereof, Guarantor agreed not to, and to cause its subsidiaries and controlled affiliates not to, directly or indirectly, in whole or in part, transfer, sell, pledge, encumber or otherwise dispose of any interest (including voting rights) in, or grant any proxy or enter into any voting agreement or similar arrangement with respect to any of the Ordinary Shares beneficially owned thereby without the prior written consent of the Company, unless the transfer is between Guarantor and/or any of its subsidiaries and controlled affiliates (provided that nothing shall prohibit or restrict the exercise of any warrants to purchase ADSs held by CovLux).

The foregoing description of the Guaranty is qualified in its entirety by reference to the complete text of the Guaranty, which is attached as Appendix B to this Proxy Statement and incorporated into this Proxy Statement by reference.

MARKET PRICE INFORMATION

ADSs are listed for trading on NASDAQ under the symbol “MZOR.” and Ordinary Shares are listed for trading on TASE under the symbol “מזור”.  The following tables set forth the high and low closing market prices for ADSs and Ordinary Shares on NASDAQ and the TASE, respectively, for the periods indicated:

	Mazor Robotics
	As traded on the NASDAQ		As traded on the TASE		Dividends
	High	Low	High	Low	Declared
2016
First Quarter	$12.10	$8.79	NIS 23.80	NIS 16.70	—
Second Quarter	$19.18	$10.00	NIS 35.98	NIS 19.64	—
Third Quarter	$26.08	$17.71	NIS 46.19	NIS 34.77	—
Fourth Quarter	$26.55	$20.19	NIS 46.70	NIS 38.68	—
2017
First Quarter	$30.83	$20.96	NIS 54.39	NIS 39.88	—
Second Quarter	$45.64	$27.65	NIS 80.99	NIS 50.83	—
Third Quarter	$51.49	$33.76	NIS 87.00	NIS 59.80	—
Fourth Quarter	$65.97	$48.35	NIS 113.70	NIS 86.00	—
2018
First Quarter	$76.56	$49.99	NIS 131.50	NIS 87.40	—
Second Quarter	$63.05	$52.25	NIS 111.90	NIS 90.11	—
Third Quarter	$63.89	$41.60	NIS 116.00	NIS 78.01	—
Fourth Quarter (through October 18, 2018)	$58.34	$45.54	NIS 106.10	NIS 82.82	—

On September 20, 2018, the last full trading day on the NASDAQ and the TASE prior to the announcement of the Merger Agreement, the closing price per ADS on NASDAQ was US$52.75 and the closing price per Ordinary Share on the TASE was NIS 93.77 (approximately US$26.17 based on the exchange rate reported by the Bank of Israel as of such date).  On October 18, 2018, the most recent practicable date, the closing price per ADS on NASDAQ was US$58.08 and the closing price per Ordinary Share on the TASE was NIS 106.10 (approximately US$29.05, based on the exchange rate reported by the Bank of Israel as of such date).

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR ORDINARY SHARES.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

Major Shareholders

The following table sets forth certain information regarding the beneficial ownership of our ADSs and Ordinary Shares, as of October 18, 2018, by: (1) each person who we believe beneficially owns 5% or more of our outstanding ADSs or Ordinary Shares, and (2) all of our directors and executive officers as a group.  Beneficial ownership of shares is determined under rules of the SEC and generally includes any shares over which a person exercises sole or shared voting or investment power.  The percentage ownership of each such person is based on the number of Ordinary Shares outstanding as of October 18, 2018, and includes the number of Ordinary Shares underlying options, RSUs and warrants that are exercisable within sixty (60) days from October 18, 2018.  Ordinary Shares subject to these options, RSUs and warrants are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, RSUs and/or warrants, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Beneficially Owned
Jack Schuler(1)	2,811,615	5.29%
Medtronic plc(2)	8,417,580	13.67%
All Directors and Executive Officers as a group (15 persons)(3)	1,282,997	2.37%

(1)	Based solely on data held by the Company at the date of issuing to Mr. Schuler Ordinary Shares. The percentage is based on 53,159,430 outstanding Ordinary Shares as of October 18, 2018.

(2)
Based solely on a Schedule 13D filed with the SEC on September 21, 2018.  The percentage is based on 53,159,430 outstanding Ordinary Shares as of October 18, 2018, and an additional 2,420,000 Ordinary Shares which may be acquired pursuant to the exercise at any time of warrants held by CovLux.

(3)
The percentage is based on 53,159,430 outstanding Ordinary Shares as of October 18, 2018, and an additional 1,052,026 Ordinary Shares which may be acquired pursuant to the exercise of options and RSUs held by such directors and executive officers within 60 days of the Record Date.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and on the internet at the website maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about Mazor and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2017, filed on April 30, 2018; and

•
Reports of Foreign Private Issuer on Form 6-K submitted on January 8, 2018, January 30, 2018, February 14, 2018, April 26, 2018, May 14, 2018, July 26, 2018, August 2, 2018, August 23, 2018, September 21, 2018, September 24, 2018 and September 28, 2018.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2017 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Ordinary Shares.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED OCTOBER 19, 2018. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND MAKING THIS PROXY STATEMENT AVAILABLE TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Special Meeting; but, if any other matters are properly presented to the Special Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors,
/s/ Jonathan Adereth
Jonathan Adereth
Chairman of the Board of Directors

Caesarea, Israel
 October 19, 2018

PROXY FOR SPECIAL GENERAL MEETING OF SHAREHOLDERS OF
Mazor Robotics Ltd.

5 Shacham Street, North Industrial Park, Caesarea 3079567 Israel

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Yuval Beer and Hanit Lugassy or either of them, as proxy, with the power to appoint his/her substitute, and hereby authorizes him/her to represent and to vote as designated on the reverse side of this card all of the ordinary shares of Mazor Robotics Ltd. ("Mazor") held of record by the undersigned on October 18, 2018, at the Special General Meeting of Shareholders of Mazor (the "Special Meeting") to be held at Luchtenstein Levy Wiseman, Law Offices, at 5 Azrieli Center, Square Tower, 35th floor, Tel-Aviv, Israel, on Monday, November 19, 2018, at 4:00 p.m. Israel time, or any adjournment or postponement thereof, on the matter listed on the reverse side, which is more fully described in the Notice of Special General Meeting of Shareholders of Mazor (the "Notice") and the proxy statement relating to the Special Meeting.

The undersigned acknowledges that the Notice has been published by Mazor, as required under the Israeli Companies Law, 5759-1999 (the "ICL") and Mazor's Articles of Association, under cover of a Report of Foreign Private Issuer on Form 6-K furnished to the U.S. Securities and Exchange Commission.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned.

If no direction is made with respect to the sole proposal for the Special Meeting (the Merger Proposal described on the reverse side), then: (i) if the undersigned nevertheless acknowledges that he, she or it (x) is not a Medtronic affiliated party (as described on the reverse side), by completing the box "NO" in Item 1A on the reverse side, and (y) is not a Controlling Shareholder (as described in the accompanying proxy statement) of Mazor and does not have a Personal Interest (as described in the accompanying proxy statement) in the approval of the Merger Proposal, by completing the box "NO" in Item 1B on the reverse side, this proxy will be voted "FOR" the Merger Proposal in accordance with the recommendation of Mazor's board of directors; and (ii) if the undersigned does not provide the foregoing acknowledgements, this proxy will not vote and will not be counted for the vote on the Merger Proposal.

IMPORATANT NOTE: The vote under this proxy will not vote and will not be counted for the vote on the Merger Proposal unless the undersigned confirms that he, she or it (x) is not a Medtronic affiliated party (as described on the reverse side), by completing the box "NO" in Item 1A on the reverse side, and (y) is not a Controlling Shareholder (as described in the accompanying proxy statement) of Mazor and does not have a Personal Interest (as described the accompanying proxy statement) in the approval of the Merger Proposal, by completing the box "NO" in Item 1B on the reverse side.

Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

MAZOR ROBOTICS LTD.

November 19, 2018

Please sign, date and return your proxy card as soon as possible

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE MERGER PROPOSAL DESCRIBED BELOW. PLEASE SEE THE INSTRUCTIONS BELOW REGARDING ITEMS 1A AND 1B RELATING TO THE MERGER PROPOSAL.

PLEASE SIGN, DATE, AND RETURN PROMPTLY. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

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Important Instructions for Items 1A and 1B relating to the Merger Proposal:

IF YOU ARE NOT A MEDTRONIC AFFILIATED PARTY PLEASE BE CERTAIN TO CHECK THE BOX "NO" IN ITEM 1A TO CONFIRM YOUR STATUS.

IF YOU ARE NOT A CONTROLLING SHAREHOLDER OF MAZOR AND DO NOT HAVE A PERSONAL INTEREST IN THE APPROVAL OF THE MERGER PROPOSAL, PLEASE BE CERTAIN TO CHECK THE BOX "NO" IN ITEM 1B TO CONFIRM YOUR STATUS.

Under the ICL, your ordinary shares cannot vote and will not be counted for the vote on the Merger Proposal unless you provide the foregoing important confirmations.

If you are a Medtronic affiliated party, please check the box "YES" in Item 1A.

If you are a controlling shareholder of Mazor or have a personal interest in the approval of the Merger Proposal, please check the box "YES" in Item 1B.

To change the address on your account, please check the box at the right and indicate your new address in the space above. Please note that changes in the registered name(s) on the account may not be submitted via this method.   ☐

Merger Proposal

Approval (pursuant to Section 320 of the ICL) of: (i) the merger of Belinom Ltd. (“Merger Sub”) (an entity wholly owned by Given Imaging Ltd., Oridion Medical 1987 Ltd., Oridion Systems Ltd., Covidien Israel Holdings Ltd. (collectively and individually, “Parent”)) with and into Mazor, pursuant to Sections 314 through 327 of the ICL, following which Merger Sub will cease to exist and Mazor will become collectively wholly owned by Parent and Covidien Group S.a.r.l (“CovLux”) (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of September 20, 2018, as it may be amended from time to time (the “Merger Agreement”), by and among Mazor, Merger Sub and Parent; (iii) the consideration to be received by the shareholders of Mazor (other than CovLux) in the Merger (the “Merger Consideration”), consisting of US$29.25 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Mazor, par value NIS 0.01 per share (including ordinary shares underlying American Depositary Shares of Mazor, the “Ordinary Shares”) owned immediately prior to the effective time of the Merger; (iv) amendment of Mazor’s Compensation Policy for Officers and Directors such that the annual premium limit for D&O liability insurance shall be increased to US$1,500,000; (v) the purchase by Mazor of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger, as permitted under the Merger Agreement; (vi) the accelerated vesting and cancellation of each outstanding option to purchase Ordinary Shares of Mazor (including those granted to Mazor’s officers and directors) in exchange for the right to receive a lump sum cash payment equal to the product of the excess, if any, of the Merger Consideration over the applicable per share exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (vii) the accelerated vesting and cancellation of each outstanding restricted stock unit (“RSU”) (including those granted to Mazor’s officers) in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSUs, without interest and subject to applicable withholding taxes; (viii) the payment by Mazor of special transaction bonuses to officers of Mazor in connection with the Merger and subject to the completion of the Merger, as permitted under the Merger Agreement; and (ix) all other transactions and arrangements contemplated by the Merger Agreement (each of items (i) through (ix) as is further described in the accompanying proxy statement).

FOR ☐	AGAINST ☐	ABSTAIN ☐

1A. The undersigned is Parent, Merger Sub or any person or entity holding at least 25% of the means of control of either Parent or Merger Sub, or any person or entity acting on behalf of either Parent or Merger Sub or any family member of, or entity controlled by, any of the foregoing (a "Medtronic affiliated party"). Check the box "NO" to confirm that you are not a Medtronic affiliated party. Otherwise, check the box "YES" if you are a Medtronic affiliated party. (THIS ITEM MUST BE COMPLETED)

NO ☐	YES ☐

1B. The undersigned is a controlling shareholder of Mazor or has a personal interest in the approval of the Merger Proposal. Check the box "NO" to confirm that you are not a controlling shareholder of Mazor and do not have a personal interest in the approval of the Merger Proposal. Otherwise, check the box "YES" if you are a controlling shareholder of Mazor or have a personal interest in the approval of the Merger Proposal. (THIS ITEM MUST BE COMPLETED)
NO ☐	YES ☐

Signature of shareholder ________ Date _______                 Signature of shareholder ________ Date _______

Note: Please sign exactly as your name or names appear on this proxy. When shares are held jointly, each holder should sign. When signing as an executor, administrator, attorney, trustee or guardian, please give full title as such. If the holder is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the holder is a partnership, please sign in the partnership name by an authorized person.

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APPENDIX A

Agreement and Plan of Merger

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
GIVEN IMAGING LTD.,
ORIDION MEDICAL 1987 LTD.,
ORIDION SYSTEMS LTD.,
COVIDIEN ISRAEL HOLDINGS LTD.,
BELINOM LTD.
and
MAZOR ROBOTICS LTD.

Dated as of September 20, 2018

The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by shareholders of, or other investors in, the Company. The Company's shareholders and other investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of the Company, Parent, Merger Sub or any of their respective subsidiaries or affiliates.

- A - i -

TABLE OF CONTENTS (cont’d.)

- A - ii -

TABLE OF CONTENTS (cont’d.)

-A - iii -

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of September 20, 2018 by and among Given Imaging Ltd., a company organized under the laws of the State of Israel (“Parent 1”), Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel (“Parent 2”), Oridion Systems Ltd., a company organized under the laws of the State of Israel (“Parent 3”), Covidien Israel Holdings Ltd., a company organized under the laws of the State of Israel (“Parent 4” and together with Parent 1, Parent 2 and Parent 3, collectively and individually, the “Parent”), Belinom Ltd., a company organized under the laws of the State of Israel and a wholly‑owned subsidiary of Parent (“Merger Sub”), and Mazor Robotics Ltd., a company organized under the laws of the State of Israel (the “Company”).  All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in Article I.

W I T N E S S E T H:

WHEREAS, the parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will be collectively wholly owned by Parent and CovLux (an Affiliate of Parent), on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, the Boards of Directors of Parent and Merger Sub have each (i) approved this Agreement, the Merger and the other transactions contemplated hereby, (ii) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholders; (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors; and (iv) determined to recommend that the shareholders of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby; and

WHEREAS, simultaneously with the execution and delivery of this Agreement, the shareholders of Merger Sub have approved this Agreement, the Merger and the other transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

 DEFINITIONS & INTERPRETATIONS

Section 1.1   Certain Definitions.  For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“102 Trustee” shall mean the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Securities and Company 102 Shares.

“Acquisition Proposal” shall mean any offer or proposal (other than an offer or proposal by Parent or Merger Sub) to engage in an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition from the Company by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such purchase or other acquisition, or any tender offer or exchange offer by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) that, if consummated in accordance with its terms, would result in such Person or “group” beneficially owning more than fifteen percent (15%) of the Company Shares outstanding as of the consummation of such tender or exchange offer; (ii) a merger, consolidation, business combination, scheme of arrangement or similar transaction involving the Company and/or any of its Subsidiaries (except for any such transaction between or among two or more of the Company’s Subsidiaries); (iii) a sale, lease, exchange, license, transfer, acquisition or disposition of more than fifteen percent (15%) of the total consolidated assets of the Company and its Subsidiaries (including for this purpose the outstanding equity securities of the Company’s Subsidiaries); (iv) a recapitalization, restructuring, liquidation, dissolution or other winding up of the Company; or (v) any issuance by the Company individually or in the aggregate of over fifteen percent (15%) of its equity securities, except pursuant to the exercise of options or settlement of RSUs that are outstanding as of the date hereof.

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person.  For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Ancillary Agreements” shall mean the Paying Agent Agreement and the other agreements and instruments provided for, contemplated herein or executed and delivered in connection with this Agreement.

“Antitrust Law” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or significant impediments or lessening of competition or the creation or strengthening of a dominant position through merger or acquisition, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the banks in New York or Israel are authorized by Law or executive order to be closed.

“Company ADSs” shall mean American Depositary Shares issued pursuant to the Deposit Agreement, each representing two (2) Ordinary Shares.

“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of June 30, 2018.

“Company Balance Sheet Date” shall mean June 30, 2018.

“Company Board” shall mean the Board of Directors of the Company.

“Company Intellectual Property Rights” shall mean Intellectual Property Rights (including any applications therefor) (a) owned, used or filed by the Company or any of its Subsidiaries; (b) incorporated by the Company or any of its Subsidiaries in their products; or (c) licensed to the Company or any of its Subsidiaries, in each case, that are used in the conduct of the business of the Company or any of its Subsidiaries as currently conducted and as currently proposed to be conducted, in each case of (a), (b) and (c) excluding any off-the-shelf Software.

“Company Material Adverse Effect” shall mean any change, effect, event or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and regardless of whether or not such Change constitutes a breach of the representations or warranties made by the Company in this Agreement, that has had, is, or is reasonably likely to have, a material adverse effect on (a) the financial condition, properties, assets (including intangible assets), liabilities, business, capitalization, operations or results of operations of the Company and its Subsidiaries, taken as a whole or (b) the ability of the Company to consummate the Merger and to perform its obligations under this Agreement and the Ancillary Agreements; provided, however, no Change (by itself or when aggregated or taken together with any and all other Changes) resulting from or arising out of any of the following shall be deemed to be or constitute a “Company Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) resulting from or arising out of any of the following shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur:

(i)          general economic conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates, or conditions in the global economy generally;

(ii)         conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world in which the Company or any of its Subsidiaries operates;

(iii)        conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business;

(iv)        political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;

(v)         changes in Law or other legal or regulatory conditions (or the authoritative interpretation thereof) or changes in IFRS or other accounting standards applicable to the Company or its Subsidiaries (or the authoritative interpretation thereof);

(vi)        earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world where the Company or any of its Subsidiaries has operations;

(vii)       the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including impact thereof on the relationships, contractual or otherwise, with officers, employees, customers, suppliers, distributors or other business partners;

(viii)      any action or omission required by Law or the terms of this Agreement, or at the request or with the consent of Parent or any of its Affiliates;

(ix)        changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, but not the underlying cause of such changes;

(x)         any failure of the Company to meet any securities analysts’ projections, internal projections, or forecasts or estimates of earnings or revenues, but not the underlying cause of such failure; or

(xi)        any Legal Proceedings brought or threatened by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or any of the transactions contemplated hereby, including the Merger;

except and only to the extent such effects directly or indirectly resulting from or arising out of the matters described in clauses (i) through (vi) above disproportionately affect the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry and geographic markets in which the Company or its Subsidiaries conduct business (in which case, only the extent of such disproportionate effects (if any) shall be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur).

“Company Optionholders” shall mean the holders of Company Options.

“Company Options” shall mean any options to purchase Company Shares outstanding under any of the Company Stock Plans.

“Company RSUs” shall mean each award of restricted stock units outstanding under any of the Company Stock Plans.

“Company RSUs Holders” shall mean the holders of Company RSUs.

“Company Shareholders” shall mean holders of Company Shares.

“Company Software” shall mean all Software used in or necessary for the conduct of the business of the Company or any of its Subsidiaries and owned or held for use by the Company or any of its Subsidiaries.

“Company Stock Plans” shall mean the Company’s (i) 2003 Share Option Plan, and (ii) 2011 Share Option and Equity Incentive Plan, in each case, as may be amended from time to time.

“Company Technology” shall mean all Technology used in or necessary for the conduct of the business of the Company or any of its Subsidiaries and owned or held for use by the Company or any of its Subsidiaries.

“Continuing Employees” shall mean all employees of the Company and its Subsidiaries as of the Effective Time.

“Contract” shall mean any written or oral contract, subcontract, agreement, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument or arrangement.

“CovLux” shall mean Covidien Group S.a.r.l, a Luxembourg company.

“Deposit Agreement” shall mean the Deposit Agreement, dated as of April 24, 2013, among the Company, the Depositary and the Owners and Holders (each as defined thereunder) from time to time of Company ADS, as amended on May 3, 2018 (effective as of April 25, 2018), and as may be further amended or supplemented from time to time.

“Depositary” shall mean The Bank of New York Mellon, as Depositary under the Deposit Agreement.

“DOJ” shall mean the United States Department of Justice or any successor thereto.

“Effective Time Holder” shall mean a Company Shareholder as of immediately prior to the Effective Time.

“Environmental Law” shall mean all applicable federal, state, local or foreign Laws, codes, rules, orders, ordinances, permits, requirements, final governmental determinations, statutes and regulations promulgated thereunder, relating to pollution or the protection of the environment, as the foregoing are enacted and in effect on the Closing Date and in the jurisdiction in which the applicable site or premises are located, including without limitation, the following statutes and all regulations promulgated thereunder: the Israeli Licensing of Businesses Regulations (Disposal of Hazardous Substances), 1990, the Israeli Hazardous Substances Law, 1993, the Israeli Abatement of Nuisances Law, 1961, the Comprehensive Environmental Response Compensation and Liability Act, 42 U.S.C. § 9601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C. § 11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Federal Clean Air Act, 42 U.S.C. § 7401 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 136 et seq.; the Toxic Substance Control Act, 15 U.S.C. § 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. § 2701 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. § 1801 et seq.; the Atomic Energy Act, 42 U.S.C. § 2014 et seq.; any state or local statute of similar effect; and any Laws relating to protection of the environment which regulate the management or disposal of Hazardous Substances.

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Excluded Shares” shall mean any and all Company ADSs held by CovLux, an Affiliate of Parent, as of immediately prior to the Effective Time.

“FTC” shall mean the United States Federal Trade Commission or any successor thereto.

“Global Trade Laws” shall mean all applicable import, customs, export control and economic sanctions Laws of the United States, the European Union and all other applicable jurisdictions, including, without limitation, (i) the U.S. Department of Commerce Bureau of Industry and Security’s (“BIS”) Export Administration Regulations (“EAR”), 15 C.F.R. 730-774, and EU Regulation 428/2009 imposing controls on exports of dual-use items, OJ L 134, 29.5.2009, p. 1, (ii) the economic sanctions programs administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”), as set forth in 31 C.F.R. 500-598 and certain executive orders and economic sanctions regulations implemented by the European Council, and (iii) applicable Laws of the countries from which goods are exported and to which goods are imported, including rules regarding classifications, marking, packaging, and payments of tariffs and duties.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any arbitrator, court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization, in each case whether federal, state, county, provincial, and whether local or foreign.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial or arbitral body thereof, any outstanding application to receive the same filed by the Company or any of its Subsidiaries, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the IIA, the Investment Center, the BIRD Foundation or any other bi/multi-national grant programs for research and development, the European Union, the Fund for Encouragement of Marketing Activities of the Israeli Government or any other Governmental Authority.

“Hazardous Substance” shall mean (A) any chemicals, substance, material or waste that is characterized or regulated under any Environmental Law as “hazardous”, “hazardous wastes”, “hazardous materials”, “toxic substances”, “toxic,”, “chemical substances”, “pesticides”, “contaminants”, or “oil” or (B) any petroleum or petroleum products, radioactive materials, asbestos-containing materials, polychlorinated biphenyls, urea formaldehyde foam insulation, radon and any other substance defined or designated as hazardous, toxic or harmful to human health, safety or the environment under any Environmental Law.

“HSR Act” shall mean the United States Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“IFRS” shall mean the International Financial Reporting Standards and interpretations thereof adopted by the International Accounting Standards Board.

“IIA” means the Israeli National Authority for Technological Innovation, previously known as the Research Committee of the Office of the Chief Scientist of the Israeli Ministry of Economy and Industry.

“IIA Notice” shall mean the written notice to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA in connection with the Merger in accordance with the Israeli Encouragement of Research, Development and Technological Innovation Law, 1984, which may be submitted by the Company at any time following the date hereof but not later than the Closing.

“Indebtedness” shall mean, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services (other than personal property, including inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the ordinary course of business consistent with past practice), (c) all obligations evidenced by notes, bonds, debentures or other similar instruments (other than performance, surety and appeal bonds arising in the ordinary course of business in respect of which such Person’s liability remains contingent), (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with IFRS, recorded as capital leases, (f) all reimbursement, payment or similar obligations, contingent or otherwise, under acceptance, letter of credit or similar facilities and (g) any liability of others described in clauses (a) through (f) above which such Person has guaranteed or that is otherwise such Person’s legal liability (including pursuant to any keepwell agreement), and including in clauses (a) through (f) above any accrued and unpaid interest or penalties thereon.

“Intellectual Property” shall mean all intellectual property, regardless of form, whether protected, created or arising under the Laws of Israel or any foreign jurisdiction, including: (i) published and unpublished works of authorship, including audiovisual works, collective works, computer programs, compilations, databases, derivative works, literary works, mask works, and sound recordings (“Works of Authorship”); (ii) inventions and discoveries, including articles of manufacture, business methods, compositions of matter, improvements, machines, methods, and processes and new uses for any of the preceding items (“Inventions”); (iii) trademarks, service marks, trade names (whether registered or unregistered), service names, brand names, brand marks, trade dress rights, Internet domain names, emblems, signs or insignia, words, names, symbols, devices, designs, and other designations, and combinations of the preceding items, used to identify or distinguish a business, good, group, product, or service or to indicate a form of certification, including logos, product designs, and product features and including all goodwill associated with the foregoing (“Trademarks”); (iv) confidential and proprietary information, or non-public processes, that derive economic value from not being generally known or readily ascertainable through proper means, whether tangible or intangible, including to the extent embodied in algorithms, customer lists, ideas, designs, formulas, know‑how, methods, processes, programs, prototypes, systems, techniques, specifications, Technology, concepts, trade secrets, discoveries and technical data and information (“Trade Secrets”); (v) copyrights, whether registered or unregistered, and whether or not registrable, (including copyrights in Software), mask work rights and registrations and applications therefore and all moral and common law rights therein, including rights under Section 45 of the Israeli Copyright Law 2007 or under any other similar provision of any Law of any applicable jurisdiction (“Copyrights”); (vi) patents, patent applications, any reissues, reexaminations, divisionals, continuations, continuations-in-part and extensions thereof (“Patents”); (vii) all applications, registrations and permits related to any of the foregoing clauses; and (viii) any and all other similar proprietary rights in any jurisdiction.

“Intellectual Property Rights” shall mean all rights in, arising out of, or associated with Intellectual Property in any jurisdiction, including: (i) rights in, arising out of, or associated with Works of Authorship; (ii) rights in, arising out of, or associated with Inventions or Patents (“Patent Rights”); (iii) rights in, arising out of, or associated with Trademarks (“Trademark Rights”); and (iv) rights in, arising out of, or associated with Trade Secrets and rights in, arising out of, or associated with Copyrights.

“Intervening Event” shall mean a material event, development or change in circumstances (other than the receipt of an Acquisition Proposal) with respect to the Company or any of its Subsidiaries occurring, arising or coming to the attention of the Company Board after the date of this Agreement and prior to obtaining the Company Shareholder Approval, and which was not known or reasonably foreseeable to the Company Board as of or prior to the date of this Agreement.

“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy and Industry.

“IRS” shall mean the United States Internal Revenue Service or any successor thereto.

“ISA” shall mean the Israeli Securities Authority.

“Israeli Securities Law” shall mean the Israeli Securities Law, 5728-1968 and the rules and regulations promulgated thereunder.

“Knowledge” of the Company, with respect to any matter in question, shall mean (i) the actual knowledge of the individuals listed on Section 1.1(a) of the Disclosure Letter, and (ii) solely with respect to their respective areas of primary responsibility, the actual knowledge of the individuals listed on Section 1.1(b) of the Disclosure Letter, in each case of (i) and (ii) after reasonable inquiry. For the avoidance of doubt, with respect to Intellectual Property, Intellectual Property Rights, Technology, and Software, “Knowledge” does not require the Company to conduct, have conducted, obtain, or have obtained any freedom‑to‑operate external inquiries, searches, or opinions or similar inquiries, searches, or opinions of counsel or any Patent Rights, Trademark Rights or other Intellectual Property Rights clearance searches, and no knowledge of any third‑party Patent Rights, Trademark Rights, or other Intellectual Property Rights that would have been revealed by such inquiries, opinions, or searches will be imputed to the Company.

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation, arbitration or other similarly formal legal proceeding (in each case, whether civil, criminal or administrative), brought by or pending before any Governmental Authority.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with IFRS).

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first refusal or preemptive right.

“Nasdaq” shall mean The Nasdaq Global Select Market.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

“Permitted Liens” shall mean any of the following: (i) Liens for Taxes, assessments and governmental charges or levies either not yet delinquent or which are being contested in good faith by appropriate proceedings and for which appropriate reserves have been established on the consolidated financial statements of the Company and its Subsidiaries in accordance with IFRS as adjusted in the ordinary course of business consistent with past practice through the Effective Time; (ii) mechanics, carriers’, workmen’s, warehouseman’s, repairmen’s, materialmen’s or other Liens that are not yet due or that are being contested in good faith and by appropriate proceedings; (iii) Liens imposed by applicable Law (other than Tax Law); (iv) pledges or deposits to secure obligations under workers’ compensation Laws or similar legislation or to secure public or statutory obligations; (v) Liens the existence of which are disclosed in the notes to the consolidated financial statements of the Company included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017; (vi) statutory, common law or contractual liens of landlords; (vii) with respect to Intellectual Property and Intellectual Property Rights, restrictions associated with licenses; and (viii) Liens described in Section 1.1(c) of the Company Disclosure Letter.

“Person” shall mean any individual, corporation (including any non‑profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Personally Identifiable Information” shall mean (i) any information that identifies, can be used to identify or can be used to authenticate a specific individual, such as the individual’s name, address, telephone number, fax number, email address, credit card number, financial or bank account number, biometric data, unique identification number and medical or health insurance information, (ii) “personal data” as defined in the Data Protection Act 1998, the Privacy and Electronic Communications (EC Directive) Regulations 2003, the Privacy and Electronic Communications Directive 2002/58/EC, the Commission Decision of February 5, 2010 on standard contractual clauses for the transfer of personal data to processors established in third countries under Directive 95/46/EC of the European Parliament and of the Council, and Directive 2016/679 of the European Parliament (iii) “personal information” as defined in Title V, Subtitle A of the federal Gramm-Leach-Bliley Act 15 USC §§ 6801 et seq., and its implementing regulations and the guidelines, including the requirements of Sections 114 and 315 of the Fair and Accurate Credit Transaction Act of 2003, and (iv) “protected health information” as defined in the Health Insurance Portability and Accountability Act of 1996.

“Processing” shall mean the collection, maintenance, storage, accessing, transfer, processing, receiving, transmitting, use or disclosure of any Personally Identifiable Information.

“Representative” shall mean, with respect to any Person, any direct or indirect Subsidiary of such Person, or any officer, director, employee, investment banker, attorney or other authorized agent, advisor or representative of such Person or any direct or indirect Subsidiary of such Person.

“Sanctioned Country” shall mean a country or territory which is itself the subject of any trade or economic sanctions (as of the date of this Agreement, Cuba, Iran, North Korea, Sudan, and the Crimea region of Ukraine).

“Sanctioned Party” shall mean (i) any Person listed on (a) any of the restricted party lists maintained by the U.S. Government, including the Specially Designated Nationals List and Foreign Sanctions Evaders List administered by the U.S. Department of Treasury’s Office of Foreign Assets Controls, the Denied Parties List, Unverified List or Entity List maintained by the U.S. Department of Commerce Bureau of Industry and Security, and the List of Statutorily Debarred Parties maintained by the U.S. State Department’s Directorate of Defense Trade Controls, (b) the consolidated list of asset freeze targets designated by the United Nations, European Union, and United Kingdom, and any other applicable jurisdictions or (c) any other restricted party lists maintained by any Governmental Authority or non-Governmental Authority; or (ii) any Person fifty percent (50%) or more owned (either individually or in the aggregate, directly or indirectly) by any Person or Persons described in clause (i).

“Sarbanes‑Oxley Act” shall mean the United States Sarbanes‑Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules or regulations thereto.

“Software” shall mean computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials related to any of the foregoing.

“Subsidiary” of any Person shall mean (i) a corporation more than fifty percent (50%) of the combined voting power of the outstanding voting stock of which is owned, directly or indirectly, by such Person or by one of more other Subsidiaries of such Person or by such Person and one or more other Subsidiaries thereof, (ii) a partnership of which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the general partner and has the power to direct the policies, management and affairs of such partnership, (iii) a limited liability company of which such Person or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, is the managing member and has the power to direct the policies, management and affairs of such company or (iv) any other Person (other than a corporation, partnership or limited liability company) in which such Person, or one or more other Subsidiaries of such Person or such Person and one or more other Subsidiaries thereof, directly or indirectly, has at least a majority ownership and power to direct the policies, management and affairs thereof.

“Superior Proposal” shall mean any bona fide written Acquisition Proposal to acquire more than fifty percent (50%) of the equity securities or consolidated total assets of the Company and its Subsidiaries, pursuant to a tender or exchange offer, a merger, scheme of arrangement, a consolidation, a business combination, or a sale of assets (A) on terms that the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects and the terms of such Acquisition Proposal, would be more favorable to the Company Shareholders (in their capacity as such) than the Merger and (B) which the Company Board shall have determined in good faith (after consultation with its outside legal counsel and financial advisors) to be reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal.

“TASE” shall mean Tel Aviv Stock Exchange Ltd.

“Tax” shall mean (i) any and all federal, state, local and foreign taxes, including taxes based upon or measured by gross receipts, capital gain, windfall, income, profits, severance, property, production, sales, use, license, excise, franchise, employment, social security and occupation, and value added, ad valorem, transfer, franchise, withholding, payroll, recapture, employment, excise and property taxes, alternative or add-on minimum, ad valorem, value-added, transfer, stamp, or environmental tax (including taxes under Section 59A of the Code) (including, for the avoidance of doubt, any liability arising from any Law relating to escheat or unclaimed property) or any other tax, custom, duty or other like assessment or charge of any kind whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and (ii) any liability for the payment of amounts determined by reference to amounts described in clause (i) as a result of being or having been a member of any group of corporations that files, will file, or has filed Tax Returns on an affiliated, combined, consolidated or unitary basis, as a result of any obligation under any agreement or arrangement (including any Tax sharing arrangement), as a result of being a transferee or successor, or otherwise.

“Technology” shall mean all designs, formulas, algorithms, procedures, techniques, ideas, know-how, Software (whether in source code, object code or human readable form), databases and data collections, Internet websites and web content, tools, inventions (whether patentable or unpatentable and whether or not reduced to practice), invention disclosures, developments, creations, improvements, works of authorship, other similar materials and all recordings, graphs, drawings, reports, analyses, other writings and any other embodiment of the above, in any form or media, whether or not specifically listed herein, and all related technology, documentation and other materials used in, incorporated in, embodied in or displayed by any of the foregoing, or used in the design, development, reproduction, maintenance or modification of any of the foregoing.

Section 1.2       Additional Definitions.  The following capitalized terms shall have the respective meanings ascribed thereto in the respective sections of this Agreement set forth opposite each of the capitalized terms below:

Term	Section Reference
102 Amounts	Section 2.8(d)(i)
Alternative Acquisition Agreement	Section 5.3(b)
Agreement	Preamble
Approval	Section 3.5
Assignee	Section 10.3
Capitalization Date	Section 3.6(a)
CERCLA	Section 3.20(c)
Certificate of Merger	Section 2.3
Certificates	Section 2.8(c)
Change	Section 1.1
Changes	Section 1.1
Charter Documents	Section 3.1
Closing	Section 2.2
Closing Date	Section 2.2
Code	Section 2.8(f)
Collective Bargaining Agreement	Section 3.17(a)
Companies Registrar	Section 2.3
Company	Preamble
Company 102 Options	Section 2.8(d)(i)

Term	Section Reference
Company 102 RSUs	Section 2.8(d)(i)
Company 102 Securities	Section 2.8(d)(i)
Company 102 Shares	Section 2.8(b)
Company Board Recommendation	Section 5.3(a)
Company Board Recommendation Change	Section 5.3(b)
Company Disclosure Letter	Article III
Company Plans	Section 6.2(c)
Company Products	Section 3.14(b)
Company Reports	Section 3.8
Company Securities	Section 3.6(b)
Company Shares	Section 2.7(a)(i)
Company Shareholder Approval	Section 3.2
Company Shareholders Meeting	Section 7.3(a)
Company Warrant	Section 4.7
Confidentiality Agreement	Section 7.8
Certificates	Section 2.8(c)
D&O Insurance	Section 6.1(c)
Effective Time	Section 2.2
Employee Plans	Section 3.16(a)
ERISA Affiliate	Section 3.16(a)
Exchange Fund	Section 2.8(b)
FCPA	Section 3.19(b)
FDA	Section 3.19(h)
Financial Statements	Section 3.8(d)
Funded International Employee Plan	Section 3.16(i)
Good Clinical Practices	Section 3.19(k)
Good Laboratory Practices	Section 3.19(k)
Healthcare Laws	Section 3.19(c)
IAA	Section 7.2(a)
ICL	Recitals
Indemnified Persons	Section 6.1(a)
Information Agent	Section 2.8(a)
Interim Option Tax Ruling	Section 7.9(a)
IPL	Section 3.14(h)
Israeli Employees	Section 3.17(d)
ITA	Section 2.8(f)
Inventions	Section 1.1
Joint Venture Interests	Section 3.7(f)
Leased Real Property	Section 3.12(b)
Leases	Section 3.12(b)
Letter of Transmittal	Section 2.8(c)
Material Contract	Section 3.11(a)
Material Employee Plans	Section 3.16(a)

Term	Section Reference
Maximum Annual Premium	Section 6.1(c)
Merger	Recitals
Merger Consideration	Section 2.7(a)(i)
Merger Proposal	Section 7.4(a)
Merger Sub	Preamble
OECD Convention	Section 3.19(b)
Option Consideration	Section 2.7(c)
Options Tax Ruling	Section 7.9(a)
Ordinary Share	Section 2.7(a)(iii)
Outside Date	Section 9.1(c)
Company Products	Section 3.14(b)
Ordinary Shares	Section 2.7(a)(i)
Parent 1	Preamble
Parent 2	Preamble
Parent 3	Preamble
Parent 4	Preamble
Parent	Preamble
Parent Plans	Section 6.2(c)
Patent Rights	Section 1.1
Paying Agent	Section 2.8(a)
Payor	Section 2.8(f)
Permits	Section 3.18
Primary Company Executives	Section 3.16(h)
Prohibited Payment	Section 3.19(b)
Proxy Statement	Section 7.3(a)
R&D Sponsor	Section 3.14(i)
Recommendation Change Notice	Section 5.3(b)
Record ADS Holders	Section 7.3(a)
Registered Intellectual Property	Section 3.14(a)
Related Party	Section 3.23
Reporting Tail Endorsement	Section 6.1(c)
RSUs Consideration	Section 2.7(d)(i)
Section 102 Plan	Section 3.16(i)
Senior Representatives	Section 5.2(b)
Subsidiary Securities	Section 3.7(d)
Surviving Company	Section 2.1
Tax Returns	Section 3.15(a)
Termination Fee	Section 9.3(b)(i)
Trademark Rights	Section 1.1
Trademarks	Section 1.1
Transition Period SEC Report	Section 7.10(b)
Uncertificated Shares	Section 2.8(c)(i)
VAT	Section 3.15(t)
WARN	Section 3.17(b)
Works of Authorship	Section 1.1
Withholding Tax Ruling	Section 7.9(b)

Section 1.3      Certain Interpretations.

(a)          Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b)          Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c)          The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(d)          Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(e)          Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(f)          Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a “Company Material Adverse Effect” under this Agreement.

(g)          When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(h)          The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(i)          It is understood and agreed that, except as expressly provided elsewhere in the Agreement, in the absence of compelling legal authority to the contrary, the Company, the Company Board (or any committee thereof) and the Company’s outside legal counsel shall be entitled to rely on and deem applicable to the Company and the Company Board (or any committee thereof) the Law applicable to corporations incorporated in Delaware for purposes of making the determinations contemplated by Section 5.2 and Section 5.3 (and providing advice with respect thereto) relating to the fiduciary obligations of such Person for purposes of this Agreement, and that references to the “fiduciary duties” of the Company Board under applicable Law and other terms of similar import shall, for purposes of this Agreement, include reference to such Delaware Law.  The immediately preceding sentence is intended only to govern the contractual rights of the parties to this Agreement; it being understood and agreed that nothing in this Agreement is intended to modify any fiduciary duties of the Company Board (or any committee thereof) under applicable Law or give rise to any breach or violation of this Agreement on the part of the Company by reason of the fact that the Company Board (or any committee thereof) has complied with the Law of the State of Israel, rather than the Law of the State of Delaware, governing the duties owed by a director of a company formed under the Laws of the State of Israel to such company, its shareholders or any other Person (or vice versa).

(j)          It is understood and agreed that each of Parent 1, Parent 2, Parent 3 and Parent 4 shall be jointly and severely liable for all obligations and liabilities of Parent under this Agreement.

ARTICLE II

 THE MERGER

Section 2.1          The Merger.  Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger).  As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Surviving Company”) and shall (a) collectively be wholly owned by Parent and CovLux (an Affiliate of Parent), (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.2          The Closing.  Unless this Agreement shall have been terminated in accordance with Article IX, the closing of the Merger (the “Closing”) will occur at the offices of Meitar Liquornik Geva Leshem Tal, 16 Abba Hillel Rd., Ramat Gan 52506, Israel, at 10:00 a.m. (local time) not later than on the second Business Day following the date on which each of the conditions set forth in Article VIIIis satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date and location as the parties hereto shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.3         Effective Time.  As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date.  The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).  For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger shall be declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date.

Section 2.4         Effect of the Merger.  The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5          Articles of Association.  At the Effective Time, the Articles of Association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Company, until duly amended as provided therein, herein and by applicable Law.

Section 2.6          Directors and Officers.

(a)          Directors.  The parties shall take all actions necessary so that the directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

(b)          Officers.  At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be.

Section 2.7          Effects on Share Capital.

(a)          Share Capital.  Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i)          Conversion of Company Shares.  Each Ordinary Share, par value one Israeli Agora (NIS 0.01) per share, of the Company (each, an “Ordinary Share”), including the Ordinary Shares represented by Company ADSs (collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares canceled pursuant to Section 2.7(a)(ii) and other than the Excluded Shares, shall automatically be converted into and represent the right to receive $29.25 (Twenty Nine U.S. Dollars and Twenty Five cents) in cash (the “Merger Consideration”), without interest and less applicable Taxes required to be withheld, upon the surrender of the certificate representing such Company Share (or receipt of an “agent’s message” or other acceptable evidence of transfer if such Company Share is uncertificated) in the manner provided in Section 2.8 (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder.

(ii)         Stock Held in Treasury.  Each Company Share held in the treasury of the Company or owned by any direct or indirect wholly owned Subsidiary of the Company immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

(iii)        Share Capital of Merger Sub.  Each Ordinary Share, of no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and nonassessable Ordinary Share, par value one Israeli Agora (NIS 0.01) per share, of the Surviving Company and such Ordinary Shares, together with the Excluded Shares, shall constitute the only outstanding share capital of the Surviving Company.  Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of the Surviving Company.

(b)          Adjustment to the Merger Consideration.  The Merger Consideration shall be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(c)          Company Options.

(i)          Subject to clause (ii) below, at the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Company Share for such Company Option and (ii) the total number of shares underlying such Company Option (the “Option Consideration”), less applicable Taxes required to be withheld with respect to such payment. From and after the Effective Time, all Company Options shall no longer be outstanding and shall cease to exist, and each holder of a Company Options shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Option Consideration payable hereunder.  If the exercise price per Company Share for any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without payment of consideration.

(ii)          With respect to Company Options that are outstanding but unvested immediately prior to cancellation of such unvested Company Options at the Effective Time as provided herein, the vesting schedule thereof shall, immediately prior to the Effective Time, be accelerated, such that all outstanding Company Options at such time shall become vested.

(iii)          Prior to the Effective Time, the Company shall adopt resolutions and use reasonable best efforts to take other actions that are necessary under the Company Stock Plans and/or award agreements (including providing Company Optionholders with notice of their rights with respect to any such Company Options as provided herein and/or seeking such Company Optionholders’ consents, in each case to the extent required by the terms of the applicable Company Stock Plans or award agreements) to effectuate the provisions of this Section 2.7(c).

(iv)          The amount of cash each Company Optionholder is entitled to receive for the Company Options held by such holder pursuant to Section 2.7(c)(i) above shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Options held by such holder.

(v)          As of the Effective Time, the Company Stock Plans shall terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or any of its Subsidiaries shall be cancelled.

(d)          Company RSUs.

(i)          At the Effective Time, each Company RSU outstanding immediately prior to the Effective Time, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) (to the extent such payment does not trigger Taxes under Code Section 409A) equal to the product of (i) the Merger Consideration and (ii) the number of Company Shares subject to such Company RSUs (the “RSUs Consideration”), less applicable Taxes required to be withheld with respect to such payment, and paid in accordance with the applicable terms and conditions of such Company RSU and Code Section 409A. From and after the Effective Time, all Company RSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSU shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the RSUs Consideration payable hereunder.

(ii)         With respect to Company RSUs that are outstanding but unvested immediately prior to cancellation of such unvested Company RSUs at the Effective Time as provided herein, the vesting schedule thereof shall, immediately prior to the Effective Time, be accelerated, such that all outstanding Company RSUs at such time shall become vested.

(iii)        Prior to the Effective Time, the Company shall adopt resolutions and use reasonable best efforts to take other actions that are necessary under the Company Stock Plans and/or award agreements (including providing Company RSUs Holders with notice of their rights with respect to any such Company RSUs as provided herein and/or seeking such Company RSUs Holders’ consents, in each case to the extent required by the terms of the applicable Company Stock Plans or award agreements) to effectuate the provisions of this Section 2.7(d).

(iv)        The amount of cash each Company RSUs Holder is entitled to receive for the Company RSUs held by such holder shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company RSUs held by such holder.

Section 2.8          Payment Procedures.

(a)          Paying Agent.  Prior to the Effective Time (but in no event later than three (3) Business Days prior to the Closing Date), Parent shall select (i) a bank or trust company reasonably acceptable to the Company to act as the paying agent for the Merger (the “Paying Agent”) and, in connection therewith, shall enter into an agreement with the Paying Agent in form reasonably satisfactory to the Company and Parent; and (ii) to the extent necessary in light of the provisions of the Withholding Tax Ruling, an information agent reasonably acceptable to the Company and Parent (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

(b)          Exchange Fund.  Immediately after the Effective Time, Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to the holders of Company Shares (including Company Shares issued upon exercise of Company 102 Options (“Company 102 Shares”)) pursuant to the provisions of this Article II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares become entitled under this Article II (such cash amount being referred to herein as the “Exchange Fund”).  The Exchange Fund shall be invested by the Paying Agent, as directed by Parent or the Surviving Company, in obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America including government or treasury money market fund instruments.  Any interest and other income resulting from such investments shall be paid to Parent.  To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by Section 2.7(a)(i), Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments contemplated by Section 2.7(a)(i).

(c)          Payment Procedures with respect to Company Shares.

(i)          Promptly following the Effective Time, Parent and the Surviving Company shall cause the Paying Agent to mail to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares, (ii) uncertificated Company Shares (the “Uncertificated Shares”), or Company ADSs, in each case which were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) (A) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates to the Paying Agent), (the “Letter of Transmittal”), (B) a declaration in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained), the Code, or any provision of state, local, Israeli or foreign Law, and/or (C) instructions (including instructions from the Paying Agent) for use in effecting the surrender of the Certificates, Uncertificated Shares or Company ADSs in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this Article II.  Upon surrender of Certificates (or affidavit of loss in lieu thereof) for cancellation to the Paying Agent or to such other agent or agents as may be appointed by Parent, together with the Letter of Transmittal and the declaration for Tax withholding purposes (and such other documents as may reasonably be required by the Paying Agent consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof), and the Certificates so surrendered shall forthwith be canceled.  Upon receipt of an “agent’s message” by the Paying Agent (or such other evidence, if any, of transfer as the Paying Agent may reasonably request consistent with customary practice) in the case of a book‑entry transfer of Uncertificated Shares or Company ADSs, together with the Letter of Transmittal and the declaration for Tax withholding purposes (and such other documents as may reasonably be required by the Paying Agent), duly completed and validly executed in accordance with the instructions thereto, the holders of such Uncertificated Shares or Company ADSs shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding taxes payable in respect thereof), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled.  Prior to the Effective Time, Parent and the Company shall establish procedures with the Paying Agent and the Depositary to ensure that (A) the Paying Agent will transmit to the Depositary as promptly as reasonably practicable following the Effective Time (but in any event not later than five (5) Business Days thereafter) an amount in cash in immediately available funds equal to the product of (x) the Ordinary Shares held by the Depositary immediately prior to the Effective Time (other than the Excluded Shares) and (y) the Merger Consideration, (B) the Depositary will promptly distribute two times the Merger Consideration with respect to each outstanding Company ADS to holders of Company ADSs (other than Company ADSs representing the Excluded Shares) upon surrender by such holders of the Company ADSs, (C) any funds payable to holders of Company ADSs unclaimed by holders of ADSs will be treated, as closely as possible, in the same manner as any portion of the Exchange Fund that remains unclaimed by the holders of Ordinary Shares pursuant to Section 2.8(h), and (D) upon termination of the Deposit Agreement as contemplated in Section 2.13, the Depositary will deliver to the Paying Agent any portion of funds payable to holders of Company ADSs as a result of the Merger which remains undistributed to holders of Company ADSs as of the date of such termination and the Paying Agent will thereafter pay amounts owed to holders of Company ADSs until termination of the Exchange Fund in accordance with and subject to Section 2.8(h).  The Surviving Company will pay any applicable fees, charges and expenses of the Depositary and government charges (other than withholding taxes, if any) due to or incurred by the Depositary in connection with this distribution to holders of Company ADSs and the cancellation of Company ADSs (including any Company ADS cancellation or termination fees payable in accordance with the Deposit Agreement).

(ii)         The Paying Agent shall accept such Certificates and transferred Uncertificated Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.  No interest shall be paid or accrued for the benefit of holders of the Certificates and Uncertificated Shares on the Merger Consideration payable upon the surrender of such Certificates and Uncertificated Shares pursuant to this Section 2.8.  Until so surrendered, outstanding Certificates and Uncertificated Shares shall be deemed from and after the Effective Time, to evidence only the right to receive the Merger Consideration, without interest thereon, payable in respect thereof pursuant to the provisions of this Article II. No Effective Time Holder who is a  record holder of Company Shares shall be entitled to receive any amount held by the Paying Agent, unless such holder surrenders its Certificate (or affidavits of loss in lieu thereof) or Uncertificated Share and an executed Letter of Transmittal for payment in accordance with this Section 2.8(c). Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal. Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by the Paying Agent, in accordance with the terms of this Section 2.8(c) (including the requirement to surrender the Certificates and Letter of Transmittal by the 102 Trustee with respect to such Company 102 Shares), to the 102 Trustee, for the benefit of the beneficial owners thereof, and be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(d)          Payment Procedures With Respect to Company Options and RSUs.

(i)          Immediately after the Effective Time, Parent shall transfer (i) the aggregate Option Consideration with respect to Company Options subject to Section 102 of the Ordinance (the “Company 102 Options”), and (ii) the aggregate RSUs Consideration with respect to Company RSUs granted under Section 102 of the Ordinance (the “Company 102 RSUs” and, together with the Company 102 Options, the “Company 102 Securities”), to the 102 Trustee, on behalf of holders of Company 102 Options and Company 102 RSUs, as the case may be, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained (the “102 Amounts”).  The 102 Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(ii)         Immediately after the Effective Time, Parent shall promptly deposit the aggregate amount of funds payable in respect of Company Options and Company RSUs (other than Company 102 Securities) pursuant to Section 2.7 with the Company at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Options and Company RSUs (other than Company 102 Securities).

(e)          Transfers of Ownership.  In the event that a transfer of ownership of Company Shares is not registered in the stock transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares or Company ADSs surrendered in exchange therefor are registered in the stock transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate, Uncertificated Share or Company ADSs so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate, Uncertificated Shares or Company ADSs is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate, Uncertificated Shares or Company ADSs, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer taxes have been paid or are otherwise not payable.

(f)          Required Withholding.  Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Paying Agent (each a “Payor”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.7(c) (Company Options) or Section 2.7(d) (Company RSUs)) such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Withholding Tax Ruling and the Options Tax Ruling, if obtained, the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the “Code”), the Ordinance, or under any provision of applicable state, local, Israeli or foreign Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Shares, Company Options or Company RSUs provides the Payor with a valid withholding certificate issued by the Israeli Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this Article II to Parent’s reasonable satisfaction, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration, the Option Consideration or RSUs Consideration, as applicable, payable to such holder of record of Company Shares, Company Options or Company RSUs, as applicable, shall be made only in accordance with the provisions of such withholding certificate. For such purpose the Withholding Tax Ruling and the Options Tax Ruling will be considered a valid withholding certificate provided that if the applicable ruling requires the affirmative consent of the relevant holder, such holder consented to join any such applicable ruling. To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

(g)          No Liability.  Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(h)          Distribution of Exchange Fund to Parent.  Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares or Company ADSs on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates, Uncertificated Shares or Company ADSs representing such Company Shares for exchange pursuant to the provisions of this Section 2.8 shall thereafter look for payment of the Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates, Uncertificated Shares or Company ADSs solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this Article II.

Section 2.9          No Further Ownership Rights in Company Shares.  From and after the Effective Time, all Company Shares (other than the Excluded Shares) shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate, Uncertificated Shares or Company ADSs theretofore representing any such Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8.  The Merger Consideration paid in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Shares.  From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares), other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time.  If, after the Effective Time, Certificates, Uncertificated Shares or Company ADSs are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this Article II.

Section 2.10       Lost, Stolen or Destroyed Certificates.  In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof and a reasonable and customary agreement by such holder to indemnify and hold harmless Parent from and against any losses in connection therewith (such affidavit to be in a form attached to the Letter of Transmittal); provided, however, that each of Parent or Paying Agent may, in its discretion and as a condition precedent to the payment thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such reasonable sum as such Payor may direct as indemnity or to otherwise agree to provide an indemnity reasonably acceptable to such Payor against any claim that may be made against any Payor with respect to the Certificates alleged to have been lost, stolen or destroyed.

Section 2.11       No Interest. No interest shall accumulate on any amount payable in respect of any Company Shares, Company Options or Company RSUs in connection with the Merger.

Section 2.12       Necessary Further Actions.  If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take all such lawful and necessary action.

Section 2.13       Termination of Deposit Agreement. As soon as reasonably practicable after the Effective Time, the Surviving Company shall provide notice to the Depositary to terminate the Deposit Agreement in accordance with its terms and this Agreement; provided that this termination shall have no effect on the obligations and procedures established with the Depositary pursuant to Section 2.8(c) with respect to receipt and payment of the Merger Consideration to the holders of Company ADSs.

ARTICLE III

 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedule delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1          Organization; Good Standing.  The Company is a corporation duly organized and validly existing under the laws of the State of Israel, and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease, operate or otherwise hold its properties and assets.  The Company is duly qualified to do business and is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary, except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company has delivered or made available to Parent a complete and correct copy of the articles of association, as amended to date, of the Company (the “Charter Documents”) and the Company is not in default in the performance, observation or fulfillment of such documents in any material respect.

Section 3.2          Corporate Power; Enforceability.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, to perform its covenants and obligations hereunder and, subject to obtaining the approval of this Agreement, the Merger and the other transactions contemplated hereby (including those set forth in Section 6.3(a) of the Disclosure Letter) by holders of at least a majority of the Company Shares voted at the Company Shareholders Meeting, provided (1) such majority includes more than 50% of the Company Shares voted (not counting any absentee votes) by shareholders that are not Merger Sub, Parent or any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any family member of, or entity controlled by, any of the foregoing and (2) either (i) such majority includes the affirmative vote of at least a majority of the total votes cast by shareholders who are present and voting (not counting any absentee votes) who are not “controlling shareholders” in the Company and do not have a “personal interest” (each as defined in the ICL) in the matter, or (ii) the total number of Company Shares voted against the proposal to approve this Agreement, the Merger and the other transactions contemplated hereby (including those set forth in Section 6.3(a) of the Disclosure Letter) by shareholders who are neither “controlling shareholders” in the Company nor have a “personal interest” in the matter who were present and voted, does not exceed two percent (2%) of the total voting rights in the Company (the “Company Shareholder Approval”), to consummate the transactions contemplated hereby and thereby.  The execution and delivery by the Company of this Agreement and each Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company and no additional corporate proceedings on the part of the Company are necessary to authorize the execution and delivery by the Company of this Agreement or any of Ancillary Agreement to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder or the consummation of the transactions contemplated hereby and thereby, other than (assuming the accuracy of the representations and warranties in Section 4.7 below) obtaining the Company Shareholder Approval for the consummation of transactions contemplated hereby.  This Agreement has been duly executed and delivered by the Company and at or before the Closing the Company will have duly executed and delivered each Ancillary Agreement to which it is, or is specified to be, a party, and this Agreement constitutes, and each Ancillary Agreement to which it is, or is specified to be, a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the other parties thereto, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 3.3          Board and Shareholders Actions.

(a)          At a meeting duly called and held prior to the execution of this Agreement in compliance with the requirements of ICL and the Charter Documents, the Company Board has unanimously (i) determined that this Agreement, the Merger and the other transactions contemplated hereby are fair to, and in the best interests of, the Company and the Company’s shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated hereby, and (iii) subject to the provisions of this Agreement, resolved to recommend that the Company’s shareholders vote for the approval of this Agreement, the Merger and the other transactions contemplated hereby.  To the extent required under applicable Law, the audit committee or the compensation committee of the Company Board (as the case may be) has approved this Agreement and the Merger and the other transactions contemplated hereby prior to the aforesaid approval of the Company Board.

(b)          Assuming the receipt of the Company Shareholder Approval, no other vote of holders of Company Shares is necessary in order to approve and adopt this Agreement and the Merger under the ICL and the Charter Documents.

Section 3.4          Non‑Contravention.  The execution and delivery by the Company of this Agreement or any of the Ancillary Agreements to which it is, or is specified to be, a party, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby do not and will not (A) (i) contravene, violate or conflict with or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, (ii) result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration or a right to challenge the transactions contemplated hereby under, (iii) result in a loss of a material benefit under, (iv) give rise to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, (a) the Charter Documents of the Company, (b) the charter, bylaws or other constituent documents of any of the Company’s Subsidiaries, (c) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter, any Material Contract, or (d) assuming the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter and the Approvals referred to in Section 3.5 of this Agreement are obtained or made and subject to obtaining the Company Shareholder Approval (assuming the accuracy of the representations and warranties in Section 4.7 below), any Law or Order applicable to the Company or any of its Subsidiaries or by which any of their properties or assets are bound, or (B) subject to obtaining the Approvals in respect of the Contracts set forth in Section 3.4 of the Company Disclosure Letter, result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or any of its Subsidiaries, except in the case of each of clauses (A)(b), (A)(c), (A)(d) and (B) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5          Required Governmental Approvals.  No consent, clearance, approval, Order or authorization of, or filing or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority is required on the part of the Company or any of its Subsidiaries in connection with the execution or delivery by the Company of this Agreement or any Ancillary Agreement, the performance by the Company of its covenants and obligations hereunder and thereunder and the consummation by the Company of the transactions contemplated hereby and thereby, other than (a) the IIA Notice, (b) the Approval under the HSR Act and other applicable Antitrust Laws, (c) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (d) the filings and other Approvals as may be required under the Exchange Act or Israeli Securities Law, (e) the filings and other Approvals as may be required under the rules and regulations of Nasdaq and TASE, (f) receipt of the Options Tax Ruling and the Withholding Tax Ruling, (g) such filings and other Approvals as may be required solely by reason of Parent’s or Merger Sub’s (as opposed to any third party’s) participation in the Merger or the other transactions contemplated hereby, and (h) such other Approvals the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6          Company Capitalization.

(a)          The registered (authorized) share capital of the Company consists of NIS 750,000 divided into 75,000,000 Ordinary Shares, NIS 0.01 par value per share.  At the close of business on September 19, 2018 (the “Capitalization Date”), (i) 53,074,267 Ordinary Shares were issued and outstanding, of which 34,002,240 Ordinary Shares are represented by 17,001,120 Company ADSs, (ii) no Ordinary Shares or Company ADSs were held by the Company in its treasury, (iii) there were outstanding Company Options to purchase 4,243,710 Company Shares, 84,980 outstanding Company RSUs, the Company Warrant and 2,494,779 Company Shares reserved for future grants under the Company Stock Plans.   Except as set forth above, at the close of business on the Capitalization Date, no shares or other voting securities of the Company were issued, reserved for issuance or outstanding.  All outstanding Ordinary Shares and Company ADSs are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive rights, subscription right or any similar right under any provision of the ICL, the Charter Documents or any Contract to which the Company is otherwise bound.  Since the Capitalization Date, the Company has not (x) issued any Ordinary Shares, Company ADSs, Company Options or Company RSUs or other securities or rights to acquire Ordinary Shares or Company ADSs or other rights that give the holder thereof any economic benefit accruing to the holders of any Ordinary Shares or Company ADSs, other than pursuant to the exercise of Company Options or vesting and settlement of Company RSUs or as permitted by Section 5.1(b), or (y) granted, committed to grant or otherwise created or assumed any obligation with respect to any Company Options or Company RSUs, other than as permitted by Section 5.1(b).

(b)          Section 3.6(b) of the Company Disclosure Letter lists each Company Option and Company RSU outstanding as of September 19, 2018, the Company Stock Plan under which such Company Option or Company RSU was issued, whether such Company Option or Company RSU is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, or otherwise, the name of the holder thereof, the residence of such holder, the grant date, expiration date, the number of Company Shares issuable thereunder, the exercise price, whether each such Company Option was granted and is subject to Tax pursuant to Section 3(i) of the Israeli Income Tax Ordinance or Section 102 of the Israeli Income Tax Ordinance and the applicable sub-section of Section 102 of the Ordinance, and for Company Options subject to Section 102(b)(2) of the Ordinance the date of deposit of such Company Option with the 102 Trustee, including, the date of deposit of the applicable board resolution and the date of deposit of the respective option agreement with the 102 Trustee. Except as set forth in this Section 3.6, there are (i) no outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligates the Company to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company, Company Options and Company RSUs, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any Company Securities.  Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities, except in connection with the repurchase or acquisition of Company Shares pursuant to the terms of Company Stock Plans.

(c)          Except as set forth in Section 3.6 of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti‑dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company or any of its Subsidiaries.

Section 3.7          Subsidiaries.

(a)          Section 3.7(a) of the Company Disclosure Letter contains a complete and accurate list of the name, jurisdiction of organization, capitalization, schedule of shareholders of and the individuals who comprise the board of directors or comparable body of each Subsidiary of the Company.

(b)          Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its respective organization (to the extent either such concept is recognized under applicable Law), except where the failure to be in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each of the Company’s Subsidiaries has the requisite corporate power and authority to carry on its respective business as it is presently being conducted and to own, lease or operate or otherwise hold its respective properties and assets.  Each of the Company’s Subsidiaries is duly qualified to do business and is in good standing in each jurisdiction where the character of its properties owned or leased or the nature of its activities make such qualification necessary (to the extent either such concept is recognized under applicable Law), except where the failure to be so qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)          All of the outstanding share capital of, or other equity or voting interest in, each Subsidiary of the Company (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned, directly or indirectly, by the Company, free and clear of all Liens (other than Liens under applicable securities Laws) and free of any other restriction (including any restriction on the right to vote, sell or otherwise dispose of such share stock or other equity or voting interest) that would prevent the operation by the Surviving Company of such Subsidiary’s business as presently conducted.

(d)          Except as set forth on Section 3.7(d) of the Company Disclosure Letter, there are no outstanding (i) securities of the Company or any of its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (ii) options, warrants, rights or other commitments or agreements to acquire from the Company or any of its Subsidiaries, or that obligate the Company or any of its Subsidiaries to issue, any share capital of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Subsidiary of the Company, (iii) obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any share capital of, or other equity or voting interest (including any voting debt) in, any Subsidiary of the Company (the items in clauses (i), (ii) and (iii), together with the share capital of the Subsidiaries of the Company, being referred to collectively as “Subsidiary Securities”), or (iv) other obligations by the Company or any of its Subsidiaries to make any payments based on the price or value of any shares of any Subsidiary of the Company.  Neither the Company nor any of its Subsidiaries is a party to any Contract which obligates the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any outstanding Subsidiary Securities.

(e)          The Company has made available to Parent true and complete copies of the charter and other material organizational documents of each of its Subsidiary, in each case as amended through the date of this Agreement, and none of such Subsidiaries is in default in any material respect in the performance, observation or fulfillment of such documents.

(f)          Section 3.7(f) of the Company Disclosure Letter sets forth a true and complete list of all share capital, membership interests, partnership interests, Joint Venture Interests and other equity interests in any Person (other than a Subsidiary of the Company) owned, directly or indirectly, by the Company or any Subsidiary of the Company as of the date of this Agreement.  The term “Joint Venture Interests” means interests in any corporation or other entity (including partnership, limited liability company and other business association) that is not a Subsidiary of the Company and in which the Company or one or more of its Subsidiaries owns an equity interest (other than equity interests held for passive investment purposes which are less than 5% of any class of the outstanding voting securities or other equity of any such entity).

Section 3.8          Company Reports.

(a)          Since January 1, 2015, the Company has filed or furnished, as applicable, all forms, reports, certifications and documents with the SEC, the TASE and the ISA that have been required to be filed or furnished by it under applicable Laws prior to the date hereof (all such forms, reports, certifications and documents, together with all documents filed or furnished on a voluntary basis and all exhibits and schedules thereto, the “Company Reports”).  As of its filing date (or, if amended or superseded by a filing prior to the date of this Agreement, on the date of such amended or superseded filing), (a) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the Sarbanes-Oxley Act and/or Israeli Securities Law, as the case may be, each as in effect on the date such Company Report was filed, and (b) each Company Report did not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC, the TASE or ISA.  No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes‑Oxley Act with respect to any Company Report, except as disclosed in certifications filed with the Company Reports. To the Knowledge of the Company, none of the Company Reports is the subject of ongoing SEC, TASE or ISA review or investigation.

(b)          As of the date of this Agreement, the Company is a “foreign private issuer” as such term is defined under the Exchange Act.

(c)          Each Transition Period SEC Report (as defined in Section 7.10(b)) filed or furnished by the Company with or to the SEC prior to the Effective Time shall (i) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading and (ii) comply in all material respects with the applicable provisions of the Exchange Act.

(d)          The consolidated financial statements of the Company and its Subsidiaries included in the Company Reports filed or furnished with the SEC (the “Financial Statements”) (i) have been prepared in accordance with IFRS consistently applied during the periods and at the dates involved (except as may be indicated in the notes thereto or as otherwise permitted), and (ii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments). No financial statements of any Person other than the Company and the Company’s Subsidiaries are required by IFRS to be included in the consolidated financial statements of the Company.

(e)          The Company and its Subsidiaries maintain disclosure controls and procedures (as such terms are defined in Rule 13a‑15 under the Exchange Act) that satisfy the requirements of Rule 13a‑15 under the Exchange Act.  Such disclosure controls and procedures are effective to provide reasonable assurance that all material information concerning the Company (including its Subsidiaries) is made known on a timely basis to the individuals responsible for the preparation of the Company Reports filed or furnished with the SEC.

(f)          The Company maintains a system of internal accounting controls (as such term is defined in Rule 13a‑15 under the Exchange Act) sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with IFRS and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(g)          Since January 1, 2015, the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s auditors and the audit committee of the Company Board (i) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information of the Company and its Subsidiaries on a consolidated basis and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company and its Subsidiaries’ internal controls.

(h)          As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to the Company Reports filed or furnished with the SEC.  There are no internal investigations pending and, to the Knowledge of the Company, there are no SEC inquiries or investigations or other governmental inquiries or investigations pending or threatened, in each case regarding any accounting practice of the Company.  The Company is in compliance in all material respects with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of Nasdaq and the TASE and the corporate governance and other requirements of the ICL.

(i)          Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC)), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company’s or such Company’s Subsidiary’s published financial statements or any Company Reports filed or furnished with the SEC.

Section 3.9          No Undisclosed Liabilities(a).  Neither the Company nor any of its Subsidiaries has any liabilities or obligations (whether or not such liabilities or obligations are of a nature required to be reflected or reserved against on a balance sheet prepared in accordance with IFRS or in the notes thereto), other than (a) Liabilities reflected or otherwise reserved against in the Company Balance Sheet or in the consolidated financial statements and notes thereto of the Company and its Subsidiaries included in the Company Reports filed or furnished prior to the date of this Agreement, (b) Liabilities arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business consistent with past practice and (d) Liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10       Absence of Certain Changes.  Since the Company Balance Sheet Date through the date hereof (a) except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, (b) neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date hereof, would constitute a breach of or require a consent under Section 5.1(b)(i), (iv), (v), (vi), (viii), (x), (xi), or (xii) (Interim Conduct of Business), and (c) there has not been or occurred, and no circumstances have existed or exist that constitute or would reasonably be expected to result in, a Company Material Adverse Effect.

Section 3.11       Material Contracts.

(a)          For all purposes of and under this Agreement, a “Material Contract” shall mean:

(i)          any “material contract” listed as an exhibit to the Company’s annual report on Form 20-F for the year ending December 31, 2017;

(ii)         any Contract with a natural person either as an employee or an independent contractor (in each case, under which the Company or any of its Subsidiaries has continuing obligations as of the date hereof) that carries an aggregate annual base salary in excess of $100,000 per annum (excluding Contracts for “at‑will” relationships or that are terminable by the Company or the applicable Subsidiary at its discretion, by notice of not more than 90 days for a cost of less than $100,000);

(iii)        any currently effective severance, termination, golden parachute, change-of-control or similar agreement with any current or former director, officer or employee of the Company or any of its Subsidiaries;

(iv)        any Contract relating to the sale, issuance, grant, exercise, award, purchase, repurchase or redemption of any of the Company’s share capital or other securities or any options, warrants or other rights to purchase or otherwise acquire any Ordinary Shares, Company ADSs, other securities or options, warrants or other rights therefor, except for those Contracts conforming to the standard Contract under a Company Plan;

(v)         collective bargaining agreement, material terms and conditions of employment or similar material Contract with any labor organization, council, union, association or employees;

(vi)        Contract with (A) any current or former officer or director of the Company or any of their immediate family members (other than any Employee Plans), or (B) any “controlling shareholder” of the Company (as defined in the ICL);

(vii)       any customer, client, sales representative, distributor or supply Contract that involves consideration in fiscal year 2018 in excess of $150,000 or that is reasonably likely to involve consideration in fiscal year 2019 in excess of $150,000, in each case other than purchase orders entered into in the ordinary course of business consistent with past practice;

(viii)      any Contract providing for (x) Government Grants from the IIA or any other Israeli Governmental Authority, which Government Grant is extended to support the Company’s research and development operations, or (y) material Government Grants from any other Governmental Authority;

(ix)        any Contract with a Governmental Authority that involves consideration in fiscal year 2018 in excess of $100,000 or that is reasonably likely to involve consideration in fiscal year 2019 in excess of $100,000;

(x)         any Contract to which the Company or any of its Subsidiaries is a party that (A) contains any covenant by the Company or any of its Subsidiaries to not compete or engage in any line of business or to not engage in its business in any geographic location, or (B) restricts the development, manufacture, marketing or distribution of the products and services of the Company or any of its Subsidiaries, including any Contract with any Person granting such Person the exclusive right in any territory to sell or distribute any product, or other Contract providing “most favored nations” pricing terms for products, in each case, with respect to this clause (B), that is material to the Company and its Subsidiaries, taken as a whole;

(xi)        any Contract entered into after December 31, 2015 (A) relating to the disposition, acquisition or lease (directly or indirectly) by the Company or any of its Subsidiaries of a material amount of assets other than in the ordinary course of business consistent with past practice, (B) pursuant to which the Company or any of its Subsidiaries will acquire or has acquired any material interest in any other Person (other than the Company or any of its Subsidiaries) or other business enterprise for an amount in excess, in the aggregate, of $250,000, or (C) for the acquisition or disposition of any business and such Contract contains any profit sharing arrangements or “earn‑out” arrangements or other contingent payment obligations under which obligations are continuing;

(xii)       any Contract (including any so called take-or-pay or keepwell agreements) under which the Company or any of its Subsidiaries has directly or indirectly guaranteed Indebtedness for borrowed money, liabilities or obligations of any other Person (other than a Subsidiary of the Company) in excess of $100,000 (in each case other than endorsements for the purpose of collection in the ordinary course of business consistent with past practice);

(xiii)      any Contract under which the Company or any of its Subsidiaries has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any Person (other than the Company or any of its Subsidiaries) in excess of $100,000 (other than extensions of trade credit in the ordinary course of business consistent with past practice);

(xiv)      any Contract granting any Person a right of first refusal or first negotiation with respect to any sale of the Company or substantially all of its shares or assets;

(xv)       any Contract imposing “standstill” obligations on the Company or any of its Subsidiaries;

(xvi)      any Contract that contains a license in respect of Intellectual Property that is material to the business of the Company and its Subsidiaries (except for (A) licenses of commercially available, off-the-shelf, click-wrap or shrink-wrap Software and (B) licenses granted by the Company or any of its Subsidiaries in the ordinary course of business);

(xvii)     any Contract that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company has an obligation (contingent or otherwise) to make a material investment in or material extension of credit to any Person or any material Contract involving the sharing of revenues, profits or losses by the Company or any of its Subsidiaries with any unaffiliated third party;

(xviii)    any Contract that involves or relates to Indebtedness for borrowed money or under which the Company or any of its Subsidiaries has issued any note, bond, debenture or other evidence of Indebtedness for borrowed money to, any Person (other than the Company or any of its Subsidiaries) or any other note, bond, debenture or other evidence of Indebtedness for borrowed money of the Company or any of its Subsidiaries (other than in favor of the Company or any of its Subsidiaries) (whether incurred, assumed, guaranteed or secured by any asset) outside the ordinary course of business consistent with past practice, in each case for a principal amount in excess of $100,000; and

(xix)       any Contract, or group of related Contracts with a Person (or group of affiliated Persons), the termination or breach of which would or would reasonably be expected to have a Company Material Adverse Effect and is not disclosed pursuant to clauses (i) through (xvii) above.

(b)          Section 3.11(b) of the Company Disclosure Letter contains a list of all Material Contracts (other than any Material Contract contemplated by clause (i) of the definition thereof) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement. As of the date hereof, true and complete copies of all such Material Contracts have been (i) publicly filed with the SEC or (ii) made available to Parent.

(c)          (i) Each Material Contract is valid and binding on the Company (and/or each such Subsidiary of the Company party thereto) and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, enforceable against the Company or each such Subsidiary of the Company party thereto, as the case may be, in accordance with its terms, except that such enforceability (x) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (y) is subject to general principles of equity,  (ii) neither the Company nor any of its Subsidiaries that is a party thereto, nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or material default under, any such Material Contract, and no circumstances exist and no event has occurred that with notice or lapse of time or both would or would be reasonably expected to constitute such a material breach or material default thereunder by the Company or any of its Subsidiaries, or, to the Knowledge of the Company, any other party thereto or are reasonably expected to contravene in any material respect, conflict in any material respect with, or result or give the Company or any of its Subsidiaries or any other Person the right to declare a material default or exercise any material remedy under, or to materially accelerate the maturity or performance of, or to cancel, terminate or materially modify, any Material Contract, and (iii) none of the Company and the Company’s Subsidiaries has received written notice of any actual, alleged, possible or potential violation of, or failure to comply with, any material term or requirement of any Material Contract.

Section 3.12       Real Property.

(a)          Neither the Company nor any of its Subsidiaries owns any real property.

(b)          Section 3.12(b) of the Company Disclosure Letter contains a complete and accurate list of all of the existing leases, subleases or other agreements (collectively, the “Leases”) under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property (such property, the “Leased Real Property”). The Company has made available to Parent a complete and accurate copy of all Leases of Leased Real Property (including all material modifications, amendments, supplements, waivers and side letters thereto).  The Company and/or its Subsidiaries have and own valid leasehold interests in the Leased Real Property, free and clear of all Liens other than Permitted Liens. The Leased Real Property constitutes all interests in real property used, occupied or held for use in connection with the business of the Company and the Company’s Subsidiaries and which are necessary for the continued operation of the business of the Company and the Company’s Subsidiaries as the business is currently conducted and as currently proposed to be conducted.

(c)          Section 3.12(c) of the Company Disclosure Letter contains a complete and accurate list of all of the existing Leases granting to any Person, other than the Company or any of its Subsidiaries, any right to use or occupy, now or in the future, any material portion of the Leased Real Property.

(d)          All of the Leases set forth in Section 3.12(b) or Section 3.12(c) of the Company Disclosure Letter are each in full force and effect and neither the Company nor any of its Subsidiaries is in material breach of or material default under, or has received written notice of any material breach of or material default under, any such Lease, and, to the Knowledge of the Company, no event has occurred that with notice or lapse of time or both would or would reasonably be expected to constitute a material breach or material default thereunder by the Company or any of its Subsidiaries or any other party thereto.

Section 3.13       Personal Property. The Company and its Subsidiaries are in possession of and have good title to, or valid leasehold interests in or valid rights under contract to use, tangible personal properties and assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens other than Permitted Liens.

Section 3.14       Intellectual Property.

(a)          Section 3.14(a) of the Company Disclosure Letter lists all (A) Patents that are owned, solely or jointly, by the Company or any of its Subsidiaries; (B) Trademarks owned by the Company or any of its Subsidiaries that are the subject of a registration or a pending application for registration (for the avoidance of doubt, excluding Internet domain names); and (C) registered Copyrights and pending applications for registration of any Copyrights owned by the Company or any of its Subsidiaries (collectively, the “Registered Intellectual Property”). Each of the Company and its Subsidiaries has taken all steps reasonably necessary to maintain registrations of all material Registered Intellectual Property, including by payment when due of all maintenance fees and annuities and the filing of all necessary renewals, statements and certifications, except for the abandonment, withdrawal and expiration of Registered Intellectual Property in the ordinary course of business consistent with past practice.  Section 3.14(a) of the Company Disclosure Letter lists the jurisdictions in which each such Registered Intellectual Property has been issued or registered or in which any application for such issuance and registration has been filed. To the Company’s Knowledge and except as set forth in Section 3.21 of the Company Disclosure Letter, the Registered Intellectual Property is valid, subsisting and enforceable and is not subject to any outstanding Legal Proceeding, order, judgment or decree materially adversely affecting the Company’s or its Subsidiaries’ use thereof or rights thereto.

(b)          The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the material Trade Secrets or any other non-public, proprietary information material to the businesses of the Company or any of its Subsidiaries that are owned by the Company or any of its Subsidiaries and the confidentiality of all Trade Secrets of any third party disclosed to the Company or any of its Subsidiaries subject to a written non-disclosure agreements with the Company or any of its Subsidiaries, such Trade Secret expressly identified to the Company or any of its Subsidiaries upon disclosure as confidential and proprietary information.  To the Knowledge of the Company, such Trade Secrets have not been disclosed to any Person except pursuant to written non-disclosure agreements, except for any disclosures that have not had, individually or in the aggregate, a Company Material Adverse Effect. To the Company’s Knowledge, no employee, contractor or agent of the Company or any of its Subsidiaries or any other Person is in default or breach of any term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement relating to the protection, ownership, development, use or transfer of Company Intellectual Property Rights or Company Technology or any other Intellectual Property or Technology owned by the Company or any of its Subsidiaries, except for any disclosures that have not had, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 3.14 of the Company Disclosure Letter, no rights in any Company Intellectual Property Rights, Company Software or Company Technology have been transferred or granted by the Company or any of its Subsidiaries to any other Person except for non-exclusive licenses of Company or its Subsidiaries products (“Company Products”) granted by the Company or the Company’s Subsidiaries in the ordinary course of business consistent with past practice.

(c)          The Company or one of its Subsidiaries is the owner of, or has valid and continuing rights to use the Company Intellectual Property Rights, free and clear of all Liens, other than Permitted Liens. To the Knowledge of the Company, the Company has valid and continuing rights to make, sell, license or otherwise use the Company Technology in connection with the conduct of the business of the Company and the Company’s Subsidiaries as presently conducted.  To the Company’s Knowledge, there is no Intellectual Property or Technology other than Company Intellectual Property Rights and Company Technology that is material to or necessary for the operation of the businesses of the Company and the Company’s Subsidiaries, or for the continued operation of the business of the Company and the Company’s Subsidiaries as presently conducted, except for shrink-wrap or other off-the-shelf Intellectual Property or Technology that is readily available on reasonable terms through commercial distributors or in consumer retail stores for an annual license fee of less than $100,000.

(d)          To the Knowledge of the Company, the Company’s or any of its Subsidiaries’ use, practice or other commercial exploitation of the Company Intellectual Property Rights and Company Technology and the manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Company Intellectual Property Rights and the Company Technology, and the operation and conduct of the Company’s and its Subsidiaries’ business, do not infringe, constitute an unauthorized use of, misappropriate, or otherwise violate the Intellectual Property Rights of a third Person.

(e)          Except as set forth in Section 3.14(e) of the Company Disclosure Letter, neither the Company nor any of the Company’s Subsidiaries is a party to or the subject of any pending (for which Company or a Company Subsidiary has received written notice) or, to the Company’s Knowledge, threatened, Legal Proceeding, which involves a claim (i) against the Company or any of its Subsidiaries, of infringement, unauthorized use, or violation of any Intellectual Property or Technology of any Person, or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology or (ii) contesting, challenging, or seeking to deny or restrict the right of the Company or any of its Subsidiaries to use, distribute, sell, exercise, lease, license, transfer or dispose of any Company Intellectual Property Rights or Company Technology.  Except as set forth in Section 3.14(e) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries have received written notice of such threatened claim against the Company or any of its Subsidiaries of infringement, unauthorized use, or violation that the conduct of the Company’s business infringes, misappropriates, or otherwise violates the Intellectual Property Rights or Technology of a third Person or challenging the ownership, use, validity or enforceability of any Company Intellectual Property Rights or Company Technology.  Except as set forth in Section 3.14(e) of the Company Disclosure Letter, the Company and its Subsidiaries are not subject to any Order that restricts or impairs the use of any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries.

(f)          To the Company’s Knowledge, no Person (including employees and former employees of the Company or any of its Subsidiaries) is infringing, violating, misappropriating or otherwise misusing any Company Intellectual Property Rights owned by, or exclusively licensed to, the Company or any of its Subsidiaries or Company Technology in any material respect, and neither the Company nor any of its Subsidiaries has made in the last five (5) years preceding the date hereof any such claims against any Person (including employees and former employees of the Company or any of its Subsidiaries).

(g)          To the Knowledge of the Company, except as set forth on Section 3.14(g) of the Company Disclosure Letter, each present employee, independent contractor or consultant who conceived, developed or created or participated in creating any part of any material Company Intellectual Property Rights or material Company Technology, has executed an agreement with the Company or any of its Subsidiaries, as applicable, that subject to applicable law (i) conveys to the Company or any of its Subsidiaries, as applicable, all right, title and interest in and to, or the right to use on a royalty-free basis, all Intellectual Property developed by such Person in connection with such Person’s engagement with the Company or any of its Subsidiaries, as applicable, and (ii) obligates such employee, consultant or independent contractor to keep any confidential information of the Company and its Subsidiaries, including Trade Secrets, confidential.

(h)          Except as set forth in Section 3.14(h) of the Company Disclosure Letter, (i) there are no Contracts or arrangements to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights owned by the Company or any of its Subsidiaries, nor has any Governmental Authority acquired any rights outside of any such Contracts, arrangements or subcontract as the result of providing any funding to the Company or any of its Subsidiaries relating to the development of any Company Intellectual Property Rights, including any government rights and prerogatives as defined under the Israeli Patent Law-1967 (the “IPL”) including rights under Section 55, Chapter 6 and Chapter 8 thereof, and (ii) to the Knowledge of the Company, there are no Contracts or arrangements to which the Company or any of its Subsidiaries is a party under which any Governmental Authority acquires rights with respect to any Company Software or Company Intellectual Property Rights exclusively licensed to, the Company or any of its Subsidiaries.

(i)          No university, military, educational institution, research center, Governmental Authority, entity owned or controlled by any Governmental Authority, hospitals, medical centers or other similar institutions or organization (each, an “R&D Sponsor”) has sponsored or provided funding to the Company or the Company’s Subsidiaries for any material research and development conducted in connection with the business of the Company and the Company’s Subsidiaries, or has any claim of right to, ownership of or other Lien on any material Company Intellectual Property Rights owned by the Company or any of its Subsidiaries or any material Company Technology.  Neither the Company nor any of its Subsidiaries is a participant in any standards-setting activities or joined any standards setting or similar organization that would affect the proprietary nature of any Company Intellectual Property Rights owned by, or, to the Knowledge of the Company, exclusively licensed to, the Company or any of its Subsidiaries or Company Technology or restrict the ability of the Company or any of the Company’s Subsidiaries to enforce, license or exclude others from using any Company Intellectual Property Rights owned by, or, to the Knowledge of the Company, exclusively licensed to, the Company or any of its Subsidiaries  or Company Technology, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  To the Knowledge of the Company, since January 1, 2013, none of the employees, consultants or independent contractors of the Company or any of its Subsidiaries) who is or was involved in, or who has or will have contributed to, the creation or development of any of the Company Intellectual Property Rights owned by the Company or any of its Subsidiaries or material Company Technology has, during the time period in which such Person was engaged by the Company or any of its Subsidiaries, was an employee of any R&D Sponsor. Except as set forth in Section 3.14(i) of the Company Disclosure Letter, none of the Company Products or any products or Intellectual Property under development by Company or any of its Subsidiaries uses or incorporates any Intellectual Property that was developed by the Company or any of its Subsidiaries using funding provided by the IIA, nor does the IIA or any Governmental Authority have any ownership interest in or right to restrict the sale, licensing, distribution or transfer of such products.  Section 3.15 of the Company Disclosure Letter sets forth the amount of each Government Grant received by the Company or any of its Subsidiaries from the IIA.

Section 3.15       Tax Matters.  Except for such matters that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and its Subsidiaries (taken as a whole):

(a)          The Company and each of its Subsidiaries (i) have timely filed (taking into account any extensions of time in which to file) all federal, state, local and foreign returns, estimates, claims for refund, information statements and reports or other similar documents with respect to Taxes (including amendments, schedules, or attachments thereto) relating to any and all Taxes (“Tax Returns”) required to be filed with any Governmental Authority by any of them and all such filed Tax Returns are true, correct and complete and were prepared in compliance with all applicable Laws and (ii) have timely paid, or have adequately reserved (in accordance with IFRS) on the most recent financial statements contained in the Company Reports for the payment of, all Taxes required to be paid (in addition to any reserve for deferred Taxes to reflect timing differences between book and Tax items or carryforwards) for all Taxable periods and portions thereof through the Company Balance Sheet Date and since then, the Company and the Company’s Subsidiaries have not incurred any liability for Taxes (i) from extraordinary gains or losses within the meaning of IFRS, (ii) outside the ordinary course of business consistent with past practice, or (iii) otherwise inconsistent with past custom and practice.

(b)          No deficiencies for any Taxes have been asserted in writing or assessed in writing, or to the Knowledge of the Company, proposed, against the Company or any of its Subsidiaries that are not subject to adequate reserves on the consolidated financial statements of the Company and its Subsidiaries (in accordance with IFRS) as adjusted in the ordinary course of business consistent with past practice through the Effective Time, nor has the Company or any of its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax.  There are no Liens (other than Permitted Liens) on any of the assets of the Company or its Subsidiaries for Taxes.

(c)          No audit of any material Tax Return of the Company or any of its Subsidiaries is presently in progress, nor has the Company or any of its Subsidiaries been notified in writing of any request for such an audit.

(d)          Neither the Company nor any of its Subsidiaries has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance and the regulations promulgated thereunder. Neither the Company nor any Subsidiary thereof is subject to any reporting obligations under Sections 131D or 131E of the Ordinance or any similar provision under any other local or foreign Tax Law, and including with respect to VAT.

(e)          With respect to each transaction in which the Company or any of its Subsidiaries has participated that is a “reportable transaction” within the meaning of U.S. Treasury Regulation § 1.6011-4(b)(1) (or any similar provision of the Tax Laws of any other jurisdiction), such participation has been properly disclosed on IRS Form 8886 or as otherwise required under the Tax Laws of any other jurisdiction.

(f)          No extension of time within which to file any Tax Return required to be filed by the Company or any of its Subsidiaries is currently in effect.

(g)          No action, suit, investigation, claim or assessment is pending or to the Company’s Knowledge threatened with respect to Taxes for which the Company or any of its Subsidiaries may be liable.

(h)          No unresolved claim has been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not pay Taxes or file Tax Returns asserting that the Company or such Subsidiary, respectively, is or may be subject to Taxes assessed by such jurisdiction.

(i)           Neither the Company nor any of its Subsidiaries is bound by any Tax indemnity, Tax sharing agreement or Tax allocation agreement or arrangement or any similar agreement with respect to Taxes, nor is there any other reason, as transferee or successor, by operation of Law or otherwise, that the Company or any of its Subsidiaries will have, as of the Closing Date, any liability for Taxes of any other entity.

(j)           There are no Tax rulings, requests for rulings, private letter rulings, technical advice memoranda, similar agreement, or closing agreements relating to Taxes for which the Company or any of its Subsidiaries is reasonably expected to be liable that would reasonably be expected to affect the Company’s or any of its Subsidiaries’ liability for Taxes for any taxable period ending after the Closing Date.

(k)          Neither the Company nor any of its Subsidiaries will be required to include or accelerate the recognition of any item in income, or exclude or defer any deduction or other tax benefit, in each case in any taxable period (or portion thereof) after Closing, as a result of any change in method of accounting, closing agreement, intercompany transaction, installment sale, or the receipt of any prepaid amount, in each case prior to Closing.

(l)           All Taxes that the Company or any of its Subsidiaries is required by law or contract to withhold or to collect from each payment made to any employee, contractor, consultant, shareholder or other person have been duly withheld and collected and have been duly and timely paid to the appropriate Governmental Authority.  The Company and the Company’s Subsidiaries have complied with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor or shareholder.

(m)         Except as set forth on Section 3.15(m) of the Company Disclosure Letter, neither the Company, nor any of its Subsidiaries is or has been a member of any consolidated, unitary, combined or affiliated group within the meaning of Section 1504 of the Code (or any similar provision of Law relating to Taxes).

(n)          None of the Company’s Subsidiaries that is organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes.

(o)          Neither the Company nor any of the Company’s Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(p)          Neither the Company nor any of its Subsidiaries has been at any time a “United States real property holding corporation” for purposes of Sections 897 and 1445 of the Code.

(q)          During the last three years, neither the Company nor any of its Subsidiaries has been a “distributing corporation” or a “controlled corporation” in a distribution intended to qualify under Section 355 of the Code (or any similar provision of Law relating to Taxes).

(r)          Section 3.15(r) of the Company Disclosure Letter lists all Government Grants, including but not limited to any election or claim made by the Company or any of its Subsidiaries to be treated as or for benefits of Approved Enterprise Status from the Investment Center or “Benefited Enterprise” (Mifaal Mutav) or taken any position of being a “Preferred Enterprise” (Mifaal Muadaf) or a “Technology Enterprise” (Mifaal Technology) under the Law for Encouragement of Capital Investments, 1959. Section 3.15(r) of the Company Disclosure Letter details all currently outstanding financial liabilities of the Company or any of its Subsidiaries under each of the Government Grants.  The Company and the Company’s Subsidiaries are in compliance in all material respects with the terms, conditions and requirements of their respective Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto.  To the Company’s Knowledge: (i) the ITA does not have any intention to revoke or materially modify any of the Israeli Government Grants, and (ii) the Company and any of its Subsidiaries is in compliance in all material respects with the terms of any Israeli Government Grant.

(s)          All Company Options granted to individuals subject to Tax under Section 409A of the Code have an exercise price equal to not less than the fair market value (determined in accordance with Section 409A of the Code) of the underlying Company Shares on the date of grant and no Company Option has a feature for the deferral of compensation within the meaning of Section 409A of the Code.

(t)           The Company is duly registered for the purposes of Israeli value added tax and has complied in all material respects with all requirements concerning Israeli value added Taxes (“VAT”).  The Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there might not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) if and to the extent applicable has collected and timely remitted to the relevant taxing authority all output VAT which it is required to collect and remit, to the extent required under any applicable Law and (iii) has not received a refund for input VAT for which they are not entitled under any applicable Law.

(u)          The Company and each of its Subsidiaries qualifies as an Industrial Company under the Law for the Encouragement of Industry (Tax), 1969.

Section 3.16       Employee Plans.

(a)          Section 3.16(a) of the Company Disclosure Letter sets forth a complete and accurate list of (i) each (A) “employee benefit plan” (as defined in Section 3(3) of ERISA), whether or not subject to ERISA and (B) other material terms of employment, including bonus, stock option, stock purchase or other equity‑based, benefit, incentive compensation, profit sharing, savings, retirement, disability, vacation (entitlement and accrual), sick days (entitlement and accrual), deferred compensation, severance, termination, retention, change of control and other similar fringe, welfare or other employee benefit plan, program, agreement, contract, written policy or binding arrangement (whether or not in writing) maintained or contributed to or for the benefit of any current or former employee, officer or director of the Company, any of its Subsidiaries or any other trade or business (whether or not incorporated) which would be treated as a single employer with the Company or any of its Subsidiaries under Section 414 of the Code (an “ERISA Affiliate”), or with respect to which the Company or any of its Subsidiaries has any Liability, and (ii) each employment agreement with each executive management employee of the Company or any of its Subsidiaries ((i) and (ii) collectively the “Material Employee Plans” and, together with any other material employment agreement with respect to which the Company or one of its Subsidiaries is a party, the “Employee Plans”), in each case, excluding plans, agreements or other arrangements required to be established or contributed to by statute or regulatory agency. The Company has provided to the Parent true and complete copies of all forms of employment agreements used for its and its Subsidiaries’ employees.

(b)          With respect to each Employee Plan, to the extent applicable, the Company has made available to Parent complete and accurate copies of (A) each Material Employee Plan; (B) the two most recent annual report on Form 5500 required to have been filed with the IRS for each Employee Plan, including all schedules thereto; (C) the most recent determination letter, if any, from the IRS for any Employee Plan that is intended to qualify under Section 401(a) of the Code; (D) the plan documents and summary plan descriptions, or a written description of the terms of any Employee Plan that is not in writing; (E) any related trust agreements, insurance contracts, insurance policies or other documents of any funding arrangements; (F) any notices to or from the IRS or the United States Department of Labor relating to any material compliance issues in respect of any such Employee Plan; (G) with respect to each Employee Plan that is maintained in any non‑U.S. jurisdiction, to the extent applicable, (x) the most recent annual report or similar compliance documents required to be filed with any Governmental Authority with respect to such plan and (y) any document comparable to the determination letter reference under clause (C) above issued by a Governmental Authority relating to the satisfaction of Law necessary to obtain the most favorable tax treatment; (H) in the case of each Employee Plan intended to be qualified under Section 401(a) of the Code, the most recent IRS determination or opinion letter applicable to the Company Benefit Plans; and (I) all related custodial agreements, insurance policies (including fiduciary liability insurance covering the fiduciaries of the Employee Plan), administrative services and similar agreements, and investment advisory or investment management agreements, if any.  Each such Form 5500 and each such summary plan description (or similar document) was as of its date and is true, complete and correct in all material respects.

(c)          No Employee Plan is (1) a “defined benefit plan” (as defined in Section 414 of the Code), (2) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (3) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) (in each case under clause (1), (2) or (3) whether or not subject to ERISA) or (4) subject to Section 302 of ERISA, Section 412 of the Code or Title IV of ERISA. None of the Company, any of its Subsidiaries, any officer of the Company or any of its Subsidiaries or any of the Employee Plans which are subject to ERISA, any trusts created thereunder or any trustee or administrator thereof, has engaged in a “prohibited transaction” (as such term is defined in Section 406 of ERISA or Section 4975 of the Code) or any other breach of fiduciary responsibility that would reasonably be expected to subject the Company, any of its Subsidiaries or any officer of the Company or any of its Subsidiaries to any material tax or penalty on prohibited transactions imposed by such Section 4975 of the Code or to any liability under Section 502(i) or 502(1) of ERISA.

(d)          Each Employee Plan has been entered into, maintained, operated and administered in compliance in all material respects with its terms and with all applicable Law including the applicable provisions of ERISA and the Code.

(e)          There are no Legal Proceedings pending or, to the Knowledge of the Company, threatened on behalf of or against any Employee Plan, the assets of any trust under any Employee Plan, or the plan sponsor, plan administrator or any fiduciary or any Employee Plan with respect to the administration or operation of such plans, other than (x) routine claims for benefits that have been or are being handled through an administrative claims procedure or (y) Legal Proceedings that have not resulted in and would not reasonably be expected to result in, individually or in the aggregate, material liabilities to the Company and its Subsidiaries (taken as a whole).

(f)          With respect to each Employee Plan that is a “welfare benefit plan” within the meaning of Section 3(1) of ERISA (i) no such Employee Plan provides benefits to former employees of the Company or its ERISA Affiliates, other than pursuant to Section 4980B of the Code or any similar Law; (ii) no such Employee Plan is unfunded or funded through a “welfare benefits fund” (as such term is defined in Section 419(e) of the Code), (iii) each such Employee Plan that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code), complies with the applicable requirements of Section 4980B(f) of the Code and (iv) each such Employee Plan (including any such Employee Plan covering retirees or other former employees) may be amended or terminated without material liability to the Company and the Company’s Subsidiaries on or at any time after the Effective Time.

(g)          Each Employee Plan that is intended to be “qualified” under Section 401 of the Code may rely on a prototype opinion letter or has received a favorable determination letter from the IRS to such effect (or there remains sufficient time for the Company of its Subsidiaries to file an application for such determination letter from the IRS) and no such determination letter opinion has been revoked nor, to the Knowledge of the Company, no fact, development or event has occurred or exists since the date of such determination or opinion letter that has materially and adversely affected the qualified status of any such Employee Plan nor has any such Employee Plan been amended since the date of its most recent determination opinion letter or application therefor in any respect that would materially and adversely affect its qualification or materially increase its costs.

(h)          Other than payments that may be made to the Persons listed in Section 3.16(h) of the Company Disclosure Letter (the “Primary Company Executives”), any amount that could be received (whether in cash or property or the vesting of property) as a result of the Merger or any other transaction contemplated hereby by any employee, officer or director of the Company or any of its Affiliates who is a “disqualified individual” (as such term is defined in proposed Treasury Regulation Section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or Employee Plan currently in effect would not be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) and would not result in the imposition of an excise Tax under Section 4999 of the Code (or similar provisions of Law relating to Taxes).  The Company is not a party to, nor is it otherwise obligated under, any contract, agreement, plan or arrangement that provides for the gross-up of the excise Tax imposed by Section 4999 of the Code (or similar provision of Law relating to Taxes).

(i)           To the extent applicable, each International Employee Plan has been approved by the relevant taxation and other Governmental Authorities so as to enable: (i) the Company or any of its Subsidiaries and the participants and beneficiaries under the relevant International Employee Plan and (ii) in the case of any International Employee Plan under which resources are set aside in advance of the benefits being paid (a “Funded International Employee Plan”), the assets held for the purposes of the Funded International Employee Plans, to enjoy the most favorable taxation status possible and the Company is not aware of any ground on which such approval may cease to apply. Each Employee Plan that is intended to qualify as a capital gains route plan under Section 102 of the Ordinance (“Section 102 Plan”) has received a favorable determination or approval letter or is otherwise approved by the ITA as such. All Company Options and Company RSUs granted and Company Shares issued under any Section 102 Plan have been granted or issued, as applicable, in compliance in all material respects with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including, without limitation, the adoption of the applicable board and shareholders resolutions, the timely filing of the necessary documents with the ITA, the submission of the application to the ITA to approve a Section 102 Plan, the appointment of an authorized trustee to hold the Company Options, Company RSUs and, if applicable, Company Shares issued upon exercise of Company Options, the execution by each holder of Company 102 Securities of an undertaking to comply with the provisions of Section 102 of the Ordinance, and the timely deposit of such securities or related documents with such trustee, pursuant to the terms of Section 102 and the guidance of the ITA published by the ITA on July 24, 2012 and clarification dated November 6, 2012.

(j)           Neither the execution or delivery by the Company of this Agreement and the Ancillary Agreements to which it is a party nor the consummation by the Company of the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party will (A) result in any payment or benefit becoming due or payable, or required to be provided, to any director, employee or independent contractor of the Company or any of its Subsidiaries, (B) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, employee or independent contractor, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, or (D) result in any breach or violation of, or a default under, any Employee Plan.

(k)          Except as required by applicable Law or the terms of any Employee Plans as in effect on the date hereof, neither the Company nor any of its Subsidiaries has any plan or commitment to amend in any material respect or establish any new Employee Plan or to continue or materially increase any benefits under any Employee Plan.

Section 3.17       Labor Matters.

(a)          Except as set forth on Section 3.17 of the Company Disclosure Letter, (i) neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract, trade union agreement or other arrangements with any labor organization or similar body representing employees of the Company or its Subsidiaries (each a “Collective Bargaining Agreement”), except for Collective Bargaining Agreements applicable to all employees in Israel, (ii) no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries, (iii) to the Knowledge of the Company, there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries and there is no pending written demand for recognition from any collective bargaining representative with respect to any of the employees of the Company or its Subsidiaries, and (iv) there is not, and since January 1, 2010 there has not been, any strike, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened that  is reasonably expected to interfere in any material respect with the respective business activities of the Company or any of its Subsidiaries.

(b)          The Company and its Subsidiaries are in compliance in all material respects with applicable Laws and Orders with respect to employment and employment practices, terms and conditions of employment, worker classification, wages, hours of work, days of work, withholdings and occupational safety and health (including but not limited to all obligations imposed by Contract, employment agreements or applicable Laws, regulations and permits regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and non‑exempt, immigration status, discrimination in employment, employee health and safety, vacation (entitlement and accrued), severance (entitlement and accrued), employment of women, collective bargaining and arrangements, the Worker Adjustment and Retraining Notification Act and any similar national, state or local “mass layoff” or “plant closing” Law (“WARN”)), civil rights, fair employment practices, immigration, pay equity, workers’ compensation and the collection and payment of withholding and/or social security Taxes and any similar Tax, and the keeping of records in relation to the foregoing. Since January 1, 2017 there has been no “mass layoff” or “plant closing” (as defined by WARN), collective redundancy or similar action with respect to the Company or any of its Company’s Subsidiaries.

(c)          Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries is engaged in any unfair labor practice; (ii) there are not any unfair labor practice charges or complaints against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened, before any Governmental Authority responsible for supervising, administrating or regulating labor practices, including the National Labor Relations Board or similar bodies; (iii) there are not any pending, or, to the Knowledge of the Company, threatened, union grievances against the Company or any of its Subsidiaries as to which there is a reasonable possibility of adverse determination; and (iv) neither the Company nor any of its Subsidiaries has received any written communication since January 1, 2016 of the intent of any Governmental Authority responsible for the enforcement of labor or employment laws to conduct an investigation of the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is pending.

(d)          Solely with respect to employees who reside or work in Israel (“Israeli Employees”): (i) Neither the Company nor any of its Subsidiaries has or is subject to, and no Israeli Employee of the Company or any of its Subsidiaries benefits from, any extension order (tzavei harchava) or any contract or arrangement with respect to employment or termination thereof (other than extension orders applicable to all employees in Israel), (ii)  the Company’s or its applicable Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951 and any personal employment agreement have been satisfied or have been fully funded by contributions to appropriate insurance funds or accrued on the Company’s financial statements, and (iii) the Company and the Company’s Subsidiaries are in compliance in all material respects with all applicable Law, regulations, permits and Contracts relating to employment, employment practices, wages, bonuses, commissions and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011  and The Employment of Employee by Manpower Contractors Law (5756-1996). To the Knowledge of the Company, the Company and the Company’s Subsidiaries have not engaged any Israeli Employees whose employment would require special approvals from any Governmental Authority. “Israeli Employee” shall not include any consultants, sales agents or other independent contractors. Except for matters that have not resulted in and would not, individually or in the aggregate, result in material liabilities to the Company and its Subsidiaries, taken as a whole, (A) all amounts that the Company and the Company’s Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice), and (B) the Company and the Company’s Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due). To the Company’s Knowledge, the Company and the Company’s Subsidiaries have not engaged any consultants, sub-contractors, sales agents or freelancers who, according to Israeli Law, would be entitled to the rights of an employee vis-à-vis the Company or any of the Company’s Subsidiaries, including rights to severance pay, vacation, recuperation pay (dmei havraa) and other employee-related statutory benefits.

Section 3.18       Permits.

(a)          The Company and its Subsidiaries have, since January 1, 2015, complied, and are currently in compliance with, the terms of, and validly holds, all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), except where the failure to comply with or validly hold any such Permits, have not had and would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has received written notice of any Legal Proceeding relating to (x) any actual, alleged, possible or potential violation of, or failure to comply with, any term or requirement of any such Permit or (y) any actual, proposed, possible or potential revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any such Permit;  (ii) to the Company’s Knowledge, no event has occurred and no circumstance exists that (with or without notice or lapse of time, or both) (x) constitute or would reasonably be expected to result, directly or indirectly, in a violation of, or a failure to comply with, any term or requirement of any such Permit or (y) would or would reasonably be expected to result, directly or indirectly, in the revocation, withdrawal, suspension, cancellation, termination, nonrenewal or modification of any of such Permits; and (iii) all applications required to have been filed for the renewal of each such Permit have been duly filed on a timely basis with the appropriate Governmental Authority, and all other filings required to have been made with respect to each such Permit have been duly made on a timely basis with the appropriate Governmental Authority.

(b)          The business of the Company and the Company’s Subsidiaries does not involve the use or development of, or engagement in, encryption technology, or other technology whose development, commercialization or export requires the Company or any of its Subsidiaries’ to obtain a license from the Israeli Ministry of Defense or an authorized body thereof pursuant to Section 2(a) of the Declaration Regarding the Control of Commodities and Services (Engagement in Encryption Means), 1974 or other legislation regulating the development, commercialization or export of technology.

Section 3.19       Compliance with Laws; FCPA and Global Trade Matters.

(a)          The Company and each of its Subsidiaries are and have been at all times since January 1, 2015, in compliance in all material respects with all Law and Orders applicable to the Company and its Subsidiaries or their respective assets.  Neither the Company nor any of its Subsidiaries has received any written communication during the past three years from a Governmental Authority that alleges that the Company or any of its Subsidiaries is not in compliance in any material respect with any Law or Order.

(b)          Neither the Company, the Company’s Subsidiaries nor any of their respective directors, officers or employees, nor, to the Knowledge of the Company, any of its agents or distributors or any other Person acting on behalf of the Company or any of its Subsidiaries has, in the course of their actions for or on behalf of the Company or its Subsidiaries, (i) violated or is in violation of any provision of the U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”), (ii) violated or is in violation of any applicable Law enacted in any jurisdiction in connection with or arising under the OECD Convention Combating Bribery of Foreign Public Officials in International Business Transactions (the “OECD Convention”), (iii) made, offered to make, promised to make or authorized the payment or giving of, directly or indirectly, any bribe, rebate, payoff, influence payment, kickback or other unlawful payment or gift of money or anything of value prohibited under any applicable Law addressing matters comparable to those addressed by the FCPA or the OECD Convention implementing legislation concerning such payments or gifts in any jurisdiction (any such payment, a “Prohibited Payment”), (iv) to the Knowledge of the Company, been subject to any investigation by any Governmental Authority with regard to any Prohibited Payment, or (v) violated or is in violation of any other Laws regarding use of funds for political activity or commercial bribery.

(c)          The Company and each of its Subsidiaries is, and since January 1, 2015, has been, in compliance in all material respects with all health care Laws applicable to the Company or any of its Subsidiaries or by which any property, Company Products or other asset of the Company or any of its Subsidiaries is bound or affected, including (i) the Federal Food, Drug, and Cosmetic Act and the regulations promulgated thereunder, (ii) all health care related fraud and abuse Laws, including the U.S. Anti-Kickback Statute (42 U.S.C. Section 1320a-7b(b)), the U.S. Civil False Claims Act (31 U.S.C. Section 3729 et seq.), criminal False Claims Law (42 U.S.C. § 1320a-7b(a)), all criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under the U.S. Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.) as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. Section 17921 et seq.), the exclusion laws (42 U.S.C. § 1320a-7) and, in each case, regulations promulgated thereunder, and the civil monetary penalties law (42 U.S.C. § 1320a-7a), (iii) the Medicare statute (Title XVIII of the Social Security Act) and the regulations promulgated thereunder, (iv) the Medicaid statute (Title XIX of the Social Security Act) and the regulations promulgated thereunder, (v) TRICARE laws (10 U.S.C. § 1071, et seq.) and the regulations promulgated thereunder, (vi) the U.S. Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h) and the regulations promulgated thereunder and similar foreign and state gift and disclosure Laws, (vii) the Israeli Medical Device Law, 5772-2012 and any directives issued by the Israeli Ministry of Health, and (viii) any Laws of any Governmental Authority outside of the U.S. comparable to those set forth in (i) through (vi) (collectively, “Healthcare Laws”). Neither the Company nor any of its Subsidiaries is a party to, or bound by, any order, individual integrity agreement, monitoring agreement, deferred prosecution agreement, consent decree, settlement order, corporate integrity agreement or other similar form agreement with any Governmental Authority resulting from a failure, or alleged failure, to comply with any Healthcare Law.

(d)          Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor, to the Knowledge of the Company, any Person acting on behalf of the Company or any of its Subsidiaries has since January 1, 2015: (i) violated any applicable Global Trade Laws; or (ii) engaged in any transaction or dealing, directly or indirectly, with any Sanctioned Country or Sanctioned Party in violation of applicable Global Trade Laws.

(e)          Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, nor any Person acting on behalf of the Company or any of its Subsidiaries, has since January 1, 2015: (i) conducted or initiated any internal investigation or made a voluntary, directed or involuntary disclosure to any Governmental Authority with respect to any alleged act or omission, in each case, arising under or relating to any potential noncompliance with Global Trade Laws; or (ii) been the subject of any pending or, to the Company’s Knowledge, threatened investigation, inquiry or enforcement proceedings for violations of Global Trade Laws or received any written notice or citation for any actual or potential noncompliance with any Global Trade Laws.

(f)          Neither the Company nor any of its Subsidiaries, nor any of their respective officers, directors or employees, is: (i) a Sanctioned Party; or (ii) located, organized or resident in a Sanctioned Country.

(g)          (i) The Company has no Knowledge of any actual or threatened material enforcement action by the U.S. Food and Drug Administration (the “FDA”) or any analogous Governmental Authority which has jurisdiction over the operations of the Company or any of the Company’s Subsidiaries, and (ii) since January 1, 2015, neither the Company nor any of its Subsidiaries has received written notice of any pending or threatened claim by the FDA or any analogous Governmental Authority which has jurisdiction over the operations of the Company or any of the Company’s Subsidiaries against the Company or the Company’s Subsidiaries.

(h)          Since January 1, 2015, all material reports, documents, claims and notices required to be filed, maintained, or furnished by the Company or the Company’s Subsidiaries to the FDA or any analogous Governmental Authority having jurisdiction over the operations of the Company and its Subsidiaries have been so filed, maintained or furnished.  All such reports, documents, claims, and notices were complete and correct in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).

(i)           Since January 1, 2015, neither the Company nor any of the Company’s Subsidiaries has received any FDA Form 483, Warning Letter, untitled letter or other written correspondence or notice from the FDA or analogous Governmental Authority in any jurisdiction in which the Company or any of its Subsidiaries operates alleging or asserting material noncompliance with any applicable Law or Permits, and the Company has no Knowledge that the FDA or any Governmental Authority is considering such action.

(j)           All studies, tests and preclinical and clinical trials conducted by the Company or the Company’s Subsidiaries since January 1, 2015 have been and are being conducted in material compliance with experimental protocols, procedures and controls pursuant to accepted professional scientific standards and applicable local, state and federal Laws, rules, regulations and guidance, including, but not limited to the applicable requirements of Good Laboratory Practices or Good Clinical Practices (as defined below), as applicable.  The Company and the Company’s Subsidiaries have not received any notices, correspondence or other communication from the FDA or other analogous Governmental Authority requiring the termination, suspension or material modification of any ongoing or planned clinical trials conducted by, or on behalf of, the Company or the Company’s Subsidiaries, and, to the Knowledge of the Company, neither the FDA nor other analogous Governmental Authority is considering such action.  For the purposes of this Agreement, (i) “Good Clinical Practices” means the FDA’s standards for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials contained in 21 C.F.R. Part 50, 54, 56 and 814 and (ii) “Good Laboratory Practices” means the FDA’s standards for conducting non-clinical laboratory studies contained in 21 C.F.R. Part 58.

(k)          Since January 1, 2015, the Company and the Company’s Subsidiaries have not, either voluntarily or involuntarily, initiated, conducted, or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal or replacement, safety alert, warning, “dear doctor” letter, investigator notice or other notice or action relating to an alleged lack of safety or efficacy of any product sold by the Company or its Subsidiaries. As of the date of this Agreement, to the Company’s Knowledge, there are no facts which are reasonably likely to cause (i) the recall, market withdrawal or replacement of any product sold or intended to be sold by the Company or the Company’s Subsidiaries; (ii) a material change in the marketing classification or a material change in the labeling of any such products; or (iii) a termination or suspension of marketing of any such products.

(l)           There is no civil, criminal, administrative or other action, suit, demand, claim, hearing, investigation, proceeding, notice or demand pending, received or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries which would reasonably be expected to result in its exclusion from participation in Medicare, Medicaid or any other state or federal health care program or other Governmental Authority payment programs in which the Company or any of its Subsidiaries participates.

Section 3.20       Environmental Matters.  Except for such matters as have not had, individually or in the aggregate, a Company Material Adverse Effect or except as set forth on Section 3.20 of the Company Disclosure Letter:

(a)          The Company and its Subsidiaries are in compliance with all applicable Environmental Laws and neither the Company nor any of the Company’s Subsidiaries has been notified in writing in the past three (3) years by a Governmental Authority that it is in violation of any Environmental Law.

(b)          Neither the Company nor any of its Subsidiaries has generated, used, handled, stored, disposed of or released any Hazardous Substance at any property that the Company or any of its Subsidiaries own or lease in violation of any Environmental Law and in a manner which has given or would be reasonably expected to give rise to any liabilities or investigatory, corrective or remedial obligations pursuant to Environmental Laws.

(c)          Neither the Company nor any of its Subsidiaries is a party to or is the subject of any pending or to the Company’s Knowledge threatened Legal Proceeding alleging any Liability or responsibility under or noncompliance with any Environmental Law.  Neither the Company nor any of its Subsidiaries is subject to any Order by any Governmental Authority imposing any material liability or obligation under any Environmental Law. To the Knowledge of the Company, no site or premises currently owned or operated by the Company or any of its Subsidiaries is listed, or to the Company’s knowledge, is currently proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as maintained under the Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”), or on any comparable state governmental lists.  Neither the Company nor any of its Subsidiaries has received written notification within the past three (3) years of any potential responsibility or liability of the Company or any of its Subsidiaries pursuant to the provisions of (i) CERCLA, (ii) any similar federal, state, local, foreign or other Environmental Law, or (iii) any Order issued pursuant to the provisions of any such Environmental Law.

(d)          The Company and the Company’s Subsidiaries have obtained all Permits required by Environmental Law necessary to enable them to conduct their respective businesses as currently conducted and are in compliance with such Permits.

(e)          The Company has furnished to Parent copies of all material environmental audits and risk and site assessments in the Company’s possession, if any, relating to compliance with Environmental Laws, management of Hazardous Materials, or the environmental condition of properties presently or formerly owned, operated, or leased in connection with the business of the Company or any of the Company’s Subsidiaries.

Section 3.21       Litigation.  Except as set forth in Section 3.21 of the Company Disclosure Letter and except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect (a) there is no Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries or any of the respective properties of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, against any officer or director of the Company or any of its Subsidiaries (in each case, (i) in their capacity as such officer or director or to the extent related to the Company or (ii) with respect to a criminal procedure, in any capacity), (b) neither the Company nor any of its Subsidiaries is subject to any outstanding Order, and (c) to the Knowledge of the Company, there are no pending or threatened investigations of the Company or any of its Subsidiaries, or, to the Knowledge of the Company, of any officer or director of the Company or any of its Subsidiaries (in each case, (i) in their capacity as such officer or director or to the extent related to the Company or (ii) with respect to a criminal procedure, in any capacity), by any Governmental Authority.

Section 3.22       Insurance.  Except for matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) all insurance policies maintained by the Company or any of its Subsidiaries are in full force and effect, (b) all premiums due and payable thereunder have been paid, (c) no written notice of cancellation has been received by the Company or any Subsidiary thereof with respect to such policies (other than in connection with ordinary renewals), and there is no existing event or circumstance which, with the giving of notice or lapse of time or both, would constitute a default, by any Person insured thereunder. There is no material claim by the Company or any of its Subsidiaries pending under any of the insurance policies of the Company and its Subsidiaries as to which coverage has been denied or disputed by the underwriters of such policies.

Section 3.23       Related Party Transactions.  Except for indemnification, compensation, employment or other similar arrangements between the Company or any of its Subsidiaries, on the one hand, and any director or officer thereof, on the other hand, and except as set forth in Section 3.23 of the Company Disclosure Letter, (a) there are no material transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any current or former director or executive officer of the Company or any of his or her immediate family member, or any holder of five percent (5%) or more of the outstanding Company Shares (each, a “Related Party”), on the other hand, and (b) as of the date of this Agreement, no Related Party has made any material written claim against the Company or any of its Subsidiaries. Each material transaction between the Company or any of its Subsidiaries, on the one hand, and a Related Person, on the other hand, has been authorized by all necessary corporate action on the part of the Company or such Subsidiary, including in compliance with the ICL.

Section 3.24       Brokers.  Except for J.P. Morgan Securities LLC and Duff & Phelps, LLC, there is no financial advisor, investment banker, broker, finder, agent or other Person that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who is entitled to any financial advisor’s, investment banking, brokerage, finder’s or similar fee or commission from the Company or any of its Subsidiaries in connection with the transactions contemplated by this Agreement. The Company has furnished to Parent a true and complete copy of the agreement between the Company or any of its Subsidiaries, on the one hand, and J.P. Morgan Securities LLC and Duff & Phelps, LLC (as applicable), on the other hand, relating to the Merger and the other transactions contemplated hereby.

Section 3.25       Opinion of Financial Advisors.  The Company Board has received the opinions of JP Morgan Chase Bank, N.A. and Duff & Phelps, LLC, financial advisors to the Company, dated the date of this Agreement, to the effect that, as of the date of such opinions and based upon and subject to the qualifications and assumptions set forth therein, the Merger Consideration to be received by the holders of the Company Shares (in the case of Duff  & Phelps, LLC’s opinion, other than the Excluded Shares and Ordinary Shares held in the treasury of the Company and the Ordinary Shares owned by any direct or indirect subsidiary of the Company immediately prior to the Effective Time, if any) is fair, from a financial point of view, to such holders.

Section 3.26       Anti‑Takeover Statutes.  Assuming that the representations of Parent and Merger Sub set forth in Section 4.7 are accurate, other than as set forth in the ICL, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the Merger or any other transaction contemplated by this Agreement. Neither the Company nor any of the Company’s Subsidiaries is bound by or has in effect any “poison pill” or similar shareholder rights plan.

Section 3.27       Proxy Statement.  The information supplied by the Company and its Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof.  The Proxy Statement will, when filed with the ISA or furnished to the SEC, comply as to form in all material respects with all applicable Laws. The Proxy Statement shall contain (or incorporate by reference) all material information relating to the Company Shareholders’ decision to adopt and approve this Agreement and the Merger that is required by applicable Law.  Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to information supplied by Parent or Merger Sub or any of their Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

Section 3.28       Privacy; Data Protection; PCI Compliance.  The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws relating to privacy, data protection, and data security, including with respect to the privacy of users of any of its Software, services and websites, and the Processing of Personally Identifiable Information. The Company and each of its Subsidiaries is, as applicable, in compliance in all material respects with (i) all Contracts to which the Company or any of its Subsidiaries are subject with respect to the Processing of Personally Identifiable Information, (ii) the Payment Card Industry Data Security Standard (PCI DSS) and (iii) to the Company’s Knowledge, all other customary industry standards governing the protection or security of Personally Identifiable Information, except in each case, as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2015, to the Knowledge of the Company, there has been no material loss, damage, or unauthorized or accidental access, acquisition, use, disclosure or breach of security of Personally Identifiable Information maintained by or on behalf of any of the Company or any of its Subsidiaries, nor any material complaints or claims asserted by any person (including any Governmental Authority) regarding the Processing of Personally Identifiable Information by the Company or any of its Subsidiaries. The Company and each of the Company’s Subsidiaries has made all necessary disclosures to, and obtained any necessary consents from, users, customers, employees, contractors, and other applicable persons required by applicable Laws related to privacy and data security and have filed any required registrations with the applicable data protection authority, in each case to the extent that failure to take such action would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

ARTICLE IV

 REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1          Organization; Good Standing.  Each of Parent 1, Parent 2, Parent 3 and Parent 4 is a corporation duly organized and validly existing under the Laws of the State of Israel and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets.  Merger Sub is a corporation duly organized and validly existing under the laws of the State of Israel and has the requisite corporate power and authority to conduct its business as it is presently being conducted and to own, lease or operate its respective properties and assets.  Each of Parent and Merger Sub is in good standing (to the extent either such concept is recognized under applicable Law) in each jurisdiction where such good standing necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.  Parent has delivered or made available to the Company complete and correct copies of the certificate of incorporation, bylaws, articles of association or other constituent documents, as amended to date, of Parent and Merger Sub.

Section 4.2          Corporate Power; Enforceability.  Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is, or is specified to be a party, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and thereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement and each Ancillary Agreement to which each is or is specified to be a party,  the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or thereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby or thereby.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and at or before the Closing Parent and Merger Sub will have duly executed and delivered each Ancillary Agreement to which each is or is specified to be a party, and this Agreement constitutes, and each Ancillary Agreement to which each of Parent and Merger Sub is or is specified to be a party will after such execution and delivery constitute, assuming the due authorization, execution and delivery by the Company, a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with their terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

Section 4.3          Non‑Contravention.  The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (a) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (b) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their properties or assets may be bound, (c) assuming the Approvals referred to in Section 3.4 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their properties or assets are bound or (d) result in the creation of any Lien upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.4          Required Governmental Approvals.  No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than (a) the execution by Parent of an undertaking in customary form in favor of the IIA to comply with the applicable Israeli Encouragement of Industrial Research and Development Law, 1984, (b) the Approval under the HSR Act and other applicable Antitrust Laws, (c) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, and (d) such other Approvals the failure of which to make or obtain would not, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.5          Litigation.  As of the date hereof, there is no Legal Proceeding pending or, to the knowledge of Parent, threatened in writing against or affecting Parent or Merger Sub or any of their Affiliates or any of their respective properties that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder. As of the date hereof, neither Parent nor Merger Sub is subject to any outstanding Order that would, individually or in the aggregate, prevent or materially delay the consummation by Parent and Merger Sub of the transactions contemplated hereby or the performance by Parent and Merger Sub of their respective covenants and obligations hereunder.

Section 4.6          Proxy Statement.  The information supplied by Parent, Merger Sub or any of their Representatives for inclusion or incorporation by reference in the Proxy Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which it is made, not misleading at the date it is first mailed to the Company’s shareholders and at the time of the Company Shareholders Meeting and at the time of any amendment or supplement thereof.  Any document that is required to be filed or furnished by Parent, Merger Sub or any of their respective Affiliates with the ISA, the SEC or any other Governmental Authority in connection with the transactions contemplated by this Agreement will, when filed with or furnished to the SEC or such other Governmental Authority, comply as to form in all material respects with applicable Law.  Notwithstanding the foregoing, no representation or warranty is made by Parent or Merger Sub with respect to information supplied by the Company or any of its Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

Section 4.7          Ownership of Company Capital Stock.  Except for the Company ADSs issued to and currently owned beneficially and of record by CovLux pursuant to that certain Purchase Agreement, dated May 18, 2016, between the Company and CovLux, as amended on August 29, 2017, and that certain Warrant to Purchase Company ADSs, issued by the Company to CovLux, an Affiliate of Parent, on September 10, 2017 (the “Company Warrant”), neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the equity securities of the Company or any Subsidiary of the Company) except pursuant to this Agreement. None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares (other than Excluded Shares and the Company Warrant).

Section 4.8          Brokers.  Except for Goldman Sachs and Perella Weinberg Partners, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or similar fee or commission from Parent or any of its Subsidiaries in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 4.9          Operations of Merger Sub.  Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities or obligations other than as contemplated by this Agreement.

Section 4.10        Shareholder and Management Arrangements.  Except as expressly authorized by the Company in writing or as contemplated by this Agreement, neither Parent or Merger Sub, or any of their respective Affiliates, is a party to any Contracts, or has made or entered into any formal or informal arrangements or other understandings (whether or not binding), with any shareholder, director, officer or other Affiliate of the Company or any of its Subsidiaries relating to this Agreement, the Merger or any other transactions contemplated by this Agreement, or the Surviving Company or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time (for the avoidance of doubt, other than such commercial arrangements existing as of the date hereof between Parent or any of its Affiliates, on the one hand, and the Company or any of its Subsidiaries, on the other hand).  Parent and Merger Sub have delivered to the Company complete and correct copies of any such Contract.

Section 4.11        No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article III, Parent and Merger Sub hereby acknowledge and agree that neither the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to the Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person.

Section 4.12       Funds.  Parent has, and will have as of the Closing Date, sufficient cash available (including cash available from any Affiliates of Parent) to pay all amounts to be paid by Parent pursuant to and in connection with this Agreement.  Parent’s obligations hereunder are not subject to a condition regarding Parent’s obtaining of funds to consummate the transactions contemplated hereunder.

Section 4.13       Non‑Reliance on Company Estimates, Projections, Forecasts, Forward‑Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, Parent and Merger Sub and their respective Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, shareholders, directors, officers, employees, agents, representatives and advisors certain estimates, projections, forecasts and other forward‑looking information, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Sub hereby acknowledge and agree (a) that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward‑looking statements, as well as in such business plans, with which Parent and Merger Sub are familiar, and (b) that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward‑looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward‑looking information or business plans). Accordingly, Parent and Merger Sub hereby acknowledge and agree that none of the Company or any of its Subsidiaries, nor any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward‑looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward‑looking statements or business plans).

Section 4.14       Parent and Merger Sub Board Approval.  The boards of directors of Parent and Merger Sub have each unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholders, (ii) approved this Agreement, the Merger and the other transactions contemplated herby, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, and (iv) resolved to recommend that the shareholders of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement).

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1          Interim Conduct of Business.

(a)          Except (i) as contemplated, required or permitted by this Agreement, (ii) as required by applicable Law, (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, each of the Company and each of its Subsidiaries shall (A) carry on its business in the usual, regular and ordinary course of business consistent with past practice in substantially the same manner as heretofore conducted, (B) use its commercially reasonable efforts, consistent with past practices, to preserve substantially intact its business organization, keep available the services of the current officers and key employees of the Company and its Subsidiaries, and preserve the current relationships of the Company and each of its Subsidiaries with customers, suppliers, distributors and other Persons with whom the Company or any of its Subsidiaries has significant business relations; and (C) to the extent reasonably practicable, notify and consult with Parent promptly (1) after receipt of any material communication from any Governmental Authority or inspections of any manufacturing or clinical trial site and before making any material submission to any Governmental Authority, and (2) prior to making any material change to a study protocol, adding new trials, making any material change to a manufacturing plan or process, or making a material change to the development timeline for any of its product candidates or programs.

(b)          Except (i) as contemplated, required or permitted by this Agreement, (ii) required by applicable Law, (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IXand the Effective Time, the Company shall not do any of the following and shall not permit any of its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections or by Section 5.1 of the Company Disclosure Letter, such action shall be expressly permitted under all other subsections of this Section 5.1(b) and shall be expressly permitted under Section 5.1(a)):

(i)          cause, permit or propose any amendment to the articles of association of the Company or amend any organizational document of any Subsidiary of the Company;

(ii)          issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any Subsidiary Securities, except for the issuance and sale of Company Shares pursuant to Company Options or Company RSUs outstanding on the date of this Agreement upon the exercise or vesting (as applicable) thereof and in accordance with their present terms;

(iii)         directly or indirectly acquire, repurchase, redeem or otherwise acquire any Company Securities or Subsidiary Securities, except in connection with Tax withholdings and exercise price settlements upon the exercise of Company Options or vesting of Company RSUs outstanding on the date of this Agreement and in accordance with their present terms;

(iv)        (A) split, combine, subdivide or reclassify any share capital, or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for its share capital or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the shares capital, except for cash dividends made by any direct or indirect Subsidiary of the Company to the Company or one of its Subsidiaries;

(v)         propose to adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries, or elect or appoint any new directors or executive officers of the Company, except for the transactions contemplated by this Agreement;

(vi)        (A) incur or assume any Indebtedness for borrowed money or guarantee any Indebtedness for borrowed money of another Person or issue any debt securities or other rights to acquire any debt securities of the Company or any of its Subsidiaries, except for (1) debt incurred in the ordinary course of business consistent with past practice under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date hereof a copy of which was made available to the Parent or issuances or repayment of commercial paper in the ordinary course of business consistent with past practice, and (2) loans or advances between the Company and any direct or indirect Subsidiaries, or between any direct or indirect Subsidiaries, (B) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the Indebtedness for borrowed money of any other Person, except with respect to obligations of direct or indirect wholly‑owned Subsidiaries of the Company incurred in the ordinary course consistent with past practice of such Subsidiary’s business, (C) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or any direct or indirect wholly‑owned Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its Subsidiaries, (D) mortgage or pledge any of its or its Subsidiaries’ material assets, tangible or intangible or create or permit any Lien thereupon (other than Permitted Liens or Liens granted in connection with the incurrence of any Indebtedness for borrowed money permitted under this Section 5.1(b)(vi));

(vii)       except as may be required by applicable Law or the terms of any Employee Plan as in effect on the date hereof, (A) enter into, adopt, amend in any material respect (including acceleration of vesting) or terminate any material bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, or (B) increase the compensation payable or to become payable to any director, officer or employee, pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any material benefit not required by any plan or arrangement as in effect as of the date hereof, make any loans to any of its directors, officers or employees, agents or consultants (other than advancement of business expenses in the ordinary course of business), or make any change in its existing borrowing or lending arrangements for or on behalf of any such persons pursuant to an employee benefit plan or otherwise, in each case of (A) and (B) except for (1) payment of the 2018 annual bonus up to the full target amounts payable thereunder and otherwise in accordance with the terms thereof, in each case in the Company’s ordinary course of business consistent with past practice (both with respect to the timing and amount) (provided that a copy of such bonus plan has been made available to Parent prior to the date hereof), (2) the adoption of an incentive bonus plan for 2019 in the Company’s ordinary course of business consistent with past practice (both with respect to the timing and composition) and in any event on terms that are consistent with those set forth in Section 5.1(b)(vii) of the Company Disclosure Letter, (3) hiring of new employees, terminating employees and/or entering into, amending or modifying compensation arrangements or agreements in the ordinary course of business consistent with past practice with employees (or individuals who would become employees) who are not officers or directors unless the annual base salary payable to any such individual (including base, bonus opportunity at target, equity, sign-on bonus and relocation) equals or exceeds $200,000, and (4) as permitted by Section 5.1(b)(ii);

(viii)      except as may be required as a result of a change in applicable Law or in IFRS, make any material change in any of the accounting principles or practices used by it (including any change in depreciation or amortization policies), or make any material change in internal accounting controls or disclosure controls and procedures;

(ix)         make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $200,000 or, in the aggregate, are in excess of $400,000, except for capital expenditures that are contemplated by the Company’s 2018 or 2019 budget made available to Parent prior to the date hereof;

(x)          (A) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other Person or any material equity interest therein for consideration in excess of $500,000 in the aggregate or (2) any assets that are material, individually or in the aggregate, to the Company and the Company’s Subsidiaries, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice or other purchases contemplated by the Company’s 2018 budget made available to Parent prior to the date hereof, (B) enter into any Contract (other than inter-company Contracts) with respect to a joint venture, strategic alliance or partnership  that is material to the Company and its Subsidiaries, taken as a whole; or (C) other than in the ordinary course consistent with past practice, sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Company or its Subsidiaries, which are material to the Company and its Subsidiaries, taken as a whole;

(xi)         prepare or file any income Tax Return or other material Tax Return in a manner inconsistent with past practice or, on any such Tax Return, take any material position inconsistent with past practice, make or change any Tax election, settle or otherwise compromise any material claim relating to Taxes, settle any material dispute relating to Taxes, adopt or change any accounting method in respect of Taxes, enter into any Tax indemnity, sharing, allocation agreement or closing agreement, or consent to any extension or waiver of the statute of limitations period applicable to any material Tax claim or assessment, request any ruling or similar guidance with respect to Taxes, other than as set forth in Section 7.9 (Tax Rulings);

(xii)        (A) other than in the ordinary course of business consistent with past practice, discharge, settle or satisfy any claims, liabilities, litigation or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) in an amount in excess of $100,000 individually or $200,000 in the aggregate, other than the payment, discharge, settlement or satisfaction of liabilities reflected or reserved against in, or contemplated by, the most recent consolidated financial statements (or the notes thereto) of the Company included in the Company Reports or incurred in the ordinary course of business consistent with past practice after the date of the most recent balance sheet included in such financial statements, (B) cancel any material Indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $200,000, or (C) give any material discount, accommodation or other concession (other than in the ordinary course of business consistent with past practice) in order to accelerate or induce the collection of any receivable;

(xiii)       apply for or accept (x) any Government Grant from the IIA or any other Israeli Governmental Authority, which Government Grant is extended to support the Company's research and development operations, or (y) any material Government Grants from any other Governmental Authority;

(xiv)       enter into, engage in or amend any transaction or Contract with any Related Party or any interested parties (Ba’alay Inyan);

(xv)        enter into any non-compete or non-solicitation agreement that would or would be reasonably expected to restrict or limit, in any material respect, the operations of the Company or any of its Affiliates;

(xvi)       enter into any Contract that involves consideration payable by the Company or its Subsidiaries in fiscal year 2018 in excess of $250,000 or that is reasonably likely to involve consideration payable by the Company or its Subsidiaries in fiscal year 2019 in excess of $250,000;

(xvii)      cancel or fail to in good faith seek to renew any material insurance policies; or

(xviii)     enter into a Contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by this Section 5.1(b).

(c)          Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time.  Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

Section 5.2          No Solicitation.

(a)          The Company shall and shall cause its Subsidiaries and their respective Representatives to immediately cease any and all existing discussions, communications or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal.

(b)          Subject to Section 5.2(c), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and its Subsidiaries shall not, nor shall they authorize or permit any of their respective Representatives to, directly or indirectly, (i) solicit or initiate the making, submission or announcement of, or knowingly encourage, facilitate or assist the making of, any offer or proposal which constitutes or is reasonably likely to lead to an Acquisition Proposal, (ii) furnish to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) any non‑public information relating to the Company or any of its Subsidiaries, or afford to any Person (other than Parent, Merger Sub or any designees of Parent or Merger Sub) access to the business, properties, assets, books, records or other non‑public information, or to any personnel, of the Company or any of its Subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to knowingly encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal or other communication that would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal, (iv) approve, endorse or recommend an Acquisition Proposal, or (v) enter into any Contract contemplating or otherwise relating to an Acquisition Transaction. The Company agrees that any material violation of the restrictions set forth in this Section 5.2(b) by it or any of its Subsidiaries or any of its or any of its Subsidiaries’ Representatives who is (x) a director or officer of the Company or any of its Subsidiaries, (y) a senior-level employee (i.e., managing director (or similar title) or above) of any financial advisor retained by the Company or any of its Subsidiaries or (z) a partner of any law firm retained by the Company or any of its Subsidiaries or any other Person acting with the actual authority of the Company (such Representatives and Persons collectively, “Senior Representatives”) shall be deemed a material breach of this Agreement by the Company.

(c)          Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, prior to the Effective Time, the Company Board (or any committee thereof), may, directly or indirectly through the Company’s Representatives, (i) participate or engage in discussions or negotiations with any Person that has, in the absence of any material violation of Section 5.2(b) by the Company, made a bona fide, written and unsolicited Acquisition Proposal and that the Company Board (or any committee thereof) determines in good faith, after consultation with its financial advisor and outside legal counsel, either constitutes or would reasonably be expected to lead to a Superior Proposal, and/or (ii) furnish to any Person that has, in the absence of any material violation of Section 5.2(b) by the Company, made an Acquisition Proposal of the type referred to clause (i), any non‑public information relating to the Company or any of its Subsidiaries and/or afford to any Person that has, in the absence of any material violation of Section 5.2(b) by the Company, made such an Acquisition Proposal access to the business, properties, assets, books, records or other non‑public information, or to any personnel, of the Company or any of its Subsidiaries, in each case under this clause (ii) pursuant to a confidentiality agreement that is no less favorable to the Company, in the aggregate, than the Confidentiality Agreement; provided, however, that in the case of any action taken pursuant to the preceding clauses (i) or (ii), (A) the Company Board (or any committee thereof) shall have determined in good faith (after consultation with outside U.S. legal counsel) that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware Law, (B) within twenty four (24) hours following such determination, the Company gives Parent written notice of the identity of such Person and the material terms of such Acquisition Proposal including any modifications thereto (unless such Acquisition Proposal is in written form, in which case the Company shall give Parent a copy thereof including any modifications thereto) and of the Company’s intention to participate or engage in discussions or negotiations with, or furnish non‑public information to, such Person, and shall in no event begin providing such information to such Person prior to providing such notice to the Parent, and (C) as soon as reasonably practicable after furnishing any non‑public information about the Company and its Subsidiaries to such Person (and in any event within twenty-four (24) hours thereafter), the Company furnishes such non‑public information to Parent to the extent such information has not been previously furnished by the Company to Parent.

(d)          In addition to the obligations of the Company set forth in Section 5.2(b), the Company shall promptly (and in any event within twenty-four (24) hours from the time at which the Company becomes aware) notify Parent in writing if the Company becomes aware of the receipt by the Company or any of its Representatives of (i) any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, the terms and conditions of such Acquisition Proposal, request or inquiry (unless such Acquisition Proposal, request or inquiry is in written form, in which case the Company shall give Parent a copy thereof), and the identity of the Person or group making any such Acquisition Proposal, request or inquiry.  The Company shall keep Parent reasonably informed of the status and terms of any such Acquisition Proposal, request or inquiry on a prompt basis, and in any event no later than twenty-four (24) hours after the occurrence of any material changes to any such Acquisition Proposal (including the terms and conditions thereof and of any modification thereto), and any developments, discussions and negotiations concerning any such Acquisition Proposal, including furnishing copies of any written inquiries, correspondence and draft documentation, and written summaries of any material oral inquiries or discussions.

(e)          The Company shall not, and shall cause its Subsidiaries not to, enter into any agreement with any Person subsequent to the date of this Agreement that would restrict the Company’s ability to provide to the Parent the information described in this Section 5.2, and neither the Company nor any of its Subsidiaries is currently party to any agreement that prohibits the Company from providing the information described in this Section 5.2 to the Parent.  The Company (A) except to the extent inconsistent with the fiduciary duties of directors of a Delaware corporation under applicable Delaware Law, shall not, and shall cause its Subsidiaries not to, terminate, waive, amend or modify, or grant permission under, any standstill provision in any confidentiality agreement to which it or any of its Subsidiaries is or becomes a party (other than as occurs in accordance with the terms of any such standstill provision in effect as of the date hereof), and (B) shall, and shall cause its Subsidiaries to, use reasonable best efforts to enforce such standstill provisions if it becomes aware of any material breach of any such standstill provision by the party subject thereto.

(f)          The Company shall promptly (but in no event later than two (2) Business Days after the date of this Agreement) (i) demand that each individual or entity that has executed a confidentiality agreement in the preceding eighteen (18) months in connection with any potential Acquisition Proposal return (or destroy, to the extent permitted by the terms of the applicable confidentiality agreement) all confidential information furnished to such individual or entity by or on behalf of the Company or any of its Subsidiaries in accordance with the terms of the applicable confidentiality agreement, and (ii) revoke or withdraw access of any Person (other than Parent, Merger Sub and their Representatives) to any data room (virtual or actual) containing any non-public information with respect to the Company or its Subsidiaries in connection with an Acquisition Proposal.

Section 5.3          Company Board Recommendation.

(a)          Subject to the terms of Section 5.3(c), Section 5.3(d) and Section 5.3(e), the Company Board shall recommend that the holders of Company Shares approve this Agreement and the Plan of Merger (the “Company Board Recommendation”).

(b)          Neither the Company Board nor any committee thereof shall (i) withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent in any material respect, the Company Board Recommendation,(ii) approve or recommend or propose to approve or recommend, any Acquisition Proposal (any action referred to in the foregoing clauses (i) and (ii) being referred to as a “Company Board Recommendation Change”), provided, however, that a “stop, look and listen” communication by the Company Board to the Company Shareholders pursuant to Rule 14d‑9(f) of the Exchange Act, or any communication under Israeli law with substantially similar content, shall not be deemed to be a Company Board Recommendation Change, or (iii) enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or similar agreement providing for the consummation of a transaction contemplated by any Acquisition Proposal (other than a confidentiality agreement referred to in Section 5.2(c) entered into in the circumstances referred to in Section 5.2(c)) (an “Alternative Acquisition Agreement”). The Company shall, within twenty four (24) hours following a determination by the Company Board (after consultation with its outside legal counsel and financial advisors) that an Acquisition Proposal constitutes a Superior Proposal, notify Parent in writing of such determination.

(c)          Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (or any committee thereof) may (x) effect a Company Board Recommendation Change and/or (y) if it elects to do so in connection with or following a Company Board Recommendation Change, terminate this Agreement pursuant to Section 9.1(e) in order to enter into a written definitive agreement with respect to a Superior Proposal, in each case, if (i) the Company receives a written, bona fide Acquisition Proposal from a third party (provided that the making of such Acquisition Proposal by the third party is not in violation of such third party’s standstill obligations to the Company (if any)), (ii) a material breach by the Company of Section 5.2 or this Section 5.3 has not contributed to the making of such Acquisition Proposal; (iii) the Company Board (or any committee thereof) concludes in good faith (after consultation with its outside legal counsel and financial advisors) that such Acquisition Proposal constitutes a Superior Proposal after giving effect to all of the adjustments to the terms of this Agreement which may have been offered by Parent prior to the determination by the Company Board (or any committee thereof); (iv) the Company Board (or any committee thereof) determines in good faith (after consultation with its outside U.S. legal counsel and financial advisors) that the failure to effect a Company Board Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(e) would reasonably be expected to be inconsistent with the fiduciary duties of the directors of a Delaware corporation under Delaware Law; (v) the Company has notified Parent in writing that it intends to effect a Company Board Recommendation Change and/or terminate this Agreement in respect of such Superior Proposal, describing in reasonable detail the reasons for such Company Board Recommendation Change and/or termination (a “Recommendation Change Notice”), and shall have contemporaneously provided a copy of the proposed Alternative Acquisition Agreement with respect to such Superior Proposal (it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (vi) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the three (3) Business-Day period immediately following the delivery by the Company to Parent of such Recommendation Change Notice; and (vii) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such three (3) Business-Day period, the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its outside U.S. legal counsel and financial advisors) after considering the terms of such offer by Parent, that the failure to effect a Company Board Recommendation Change and/or terminate this Agreement pursuant to Section 9.1(e) would still reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware Law; provided, however, that the Company shall not terminate this Agreement pursuant to the foregoing clause (y), and any purported termination pursuant to the foregoing clause (y) shall be void and of no force or effect, unless in advance of or substantially concurrently with such termination the Company (1) pays the Parent the Termination Fee required by and pursuant to the terms of Section 9.3(b)(ii), and (2) immediately following such termination enters into a binding definitive contract for such Superior Proposal. In the event of any material revisions to the terms of the Superior Proposal, the Company shall be required to deliver a new Recommendation Change Notice to the Parent and to comply with the requirements of this Section 5.3 with respect to such new Recommendation Change Notice, and the three (3) Business Day-period referred to in clause (vi) shall be deemed to have re-commenced on the date of such new notice.

(d)          Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board (or any committee thereof) may effect a Company Board Recommendation Change in response to an Intervening Event if (i) the Company Board (or any committee thereof) determines in good faith (after consultation with its outside U.S. legal counsel and financial advisors) that the failure to effect a Company Board Recommendation Change would reasonably be expected to be inconsistent with the fiduciary duties of the directors of a Delaware corporation under Delaware Law; (ii) the Company has delivered a Recommendation Change Notice to Parent regarding its intention to effect a Company Board Recommendation Change in respect of such Intervening Event, describing in reasonable detail the reasons for such Company Board Recommendation Change (it being agreed that the Recommendation Change Notice and any amendment or update to such notice and the determination to so deliver such notice, or update or amend public disclosures with respect thereto shall not constitute a Company Board Recommendation Change for purposes of this Agreement); (iii) if requested by Parent, the Company shall have made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of this Agreement during the three (3) Business Day-period immediately following the delivery by the Company to Parent of such Recommendation Change Notice; and (iv) if Parent shall have delivered to the Company a written, binding and irrevocable offer capable of being accepted by the Company to alter the terms or conditions of this Agreement during such three (3) Business Day-period, the Company Board (or any committee thereof) shall have determined in good faith (after consultation with its outside U.S. legal counsel and financial advisors) after considering the terms of such offer by Parent, that the failure to effect a Company Board Recommendation Change would still reasonably be expected to be inconsistent with the fiduciary duties of directors of a Delaware corporation under Delaware Law. In the event of any material changes to the facts and circumstances of such Intervening Event, the Company shall be required to deliver a new Recommendation Change Notice to the Parent and to comply with the requirements of this Section 5.3 with respect to such new Recommendation Change Notice, and the three (3) Business Day-period referred to in clause (iii) shall be deemed to have re-commenced on the date of such new notice.

(e)          Nothing in this Agreement shall prohibit the Company Board from (i) taking and disclosing to the Company Shareholders a position contemplated by Rule 14e-2(a) under the Exchange Act (or any communication under Israeli law with substantially similar content) or a position contemplated by Section 329 of the ICL, or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act and (ii) making any disclosure to the Company Shareholders that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make such disclosure would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law; provided that, in either such case, any such statement(s) or disclosures made by the Company Board will be subject to the terms and conditions of this Agreement, including the provisions of Article X.

Section 5.4          Access.  At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford Parent and its Representatives reasonable access during normal business hours, upon reasonable notice, to the properties, books and records and personnel of the Company and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent and its Representatives any information concerning its business, Taxes, properties or personnel as Parent may reasonably request, including (a) any report, schedule and other document filed or furnished by it with the ISA or the SEC and any material communication (including “comment letters”) received by the Company from the ISA or the SEC in respect of such filings, and (b) internal monthly consolidated financial statements of the Company and its Subsidiaries, to the extent prepared in the ordinary course of business consistent with past practice; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney‑client privilege, work product doctrine or other applicable privilege applicable to such documents or information, or (iii) access to a Contract to which the Company or any of its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract; and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder.  In the event that the Company does not provide access or information in reliance on the first proviso in the preceding sentence, it shall use its reasonable best efforts to communicate the applicable information to Parent in a way that would not violate the applicable Law, Contract or obligation or to waive such a privilege.  Subject to compliance with applicable Law, from the date hereof until the earlier of the termination of this Agreement and the Effective Time, the Company shall confer from time to time as reasonably requested by Parent with Parent or its Representatives to discuss any material changes or developments in the operational matters of the Company and the general status of the ongoing operations of the Company. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries.  Any access to the Company’s properties shall be subject to the Company’s reasonable security measures and insurance requirements and shall not include the right to perform invasive testing.  The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives or employees in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

Section 5.5          Certain Litigation(a).  Each party hereto shall promptly advise the other parties hereto of any Legal Proceedings commenced after the date hereof or threatened against such party or any of its directors, officers (in their capacity as such) or controlled Affiliates by any Company Shareholders (on their own behalf or on behalf of the Company), before any court or other Governmental Authority, relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties hereto reasonably informed regarding any such litigation.  Each party hereto shall give the other parties hereto the opportunity to consult with such party regarding the defense or settlement of any such shareholder litigation and without derogating from the generality of the foregoing, shall afford the other parties hereto a reasonable opportunity to review and comment on filings and responses related thereto, shall consider such other parties’ views in good faith with respect to such shareholder litigation, and shall keep such other parties hereto apprised of, and consult with such other parties hereto with respect to, any proposed strategy and any significant decisions related thereto; provided that the Parent shall also have the right to participate in the defense of any such Legal Proceedings to the extent permissible or not prohibited under applicable Law.

Section 5.6          Director Resignations.  Prior to the Closing, except as otherwise may be agreed by Parent, the Company shall use reasonable best efforts to obtain resignation letters from each of the members of the board of directors of the Company and each of its Subsidiaries, in each case with the resignation to be effective as of the Effective Time.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1          Directors’ and Officers’ Indemnification and Insurance.

(a)          The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements listed in Section 6.1(a) of the Company Disclosure Letter between the Company or any of its Subsidiaries and any of their respective current or former directors and officers, and any person who becomes a director or officer of the Company or any of its Subsidiaries prior to the Effective Time (subject to the Company’s compliance with Section 5.1(b)(v) hereof) (each indemnified Person hereunder, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the seventh anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in the articles of incorporation and bylaws (or other similar organizational documents) of the Company and its Subsidiaries as of the date hereof, and during such seven‑year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)          Without limiting the provisions of Section 6.1(a), during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law applicable to Parent (for purposes of this Section 6.1(b) as if Parent is a Delaware corporation and the relevant Indemnified Person is an officer or director, as the case may be, of a Subsidiary of Parent incorporated under the laws of Delaware), and subject to the limitations set forth in Section 263 of the ICL, to the extent applicable, Parent shall indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or any of its Subsidiaries or other Affiliates prior to or at the Effective Time, or (ii) any of the transactions contemplated by this Agreement; provided, however, that if, at any time prior to the seventh (7th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.1(b), then the claim asserted in such notice shall survive the seventh (7th) anniversary of the Effective Time until such time as such claim is fully and finally resolved.  In addition, during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law applicable to Parent  (for purposes of this Section 6.1(b) as if Parent is a Delaware corporation and the relevant Indemnified Person is an officer or director, as the case may be, of a Subsidiary of Parent incorporated under the laws of Delaware), and subject to the limitations set forth in Section 263 of the ICL, to the extent applicable, Parent shall advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, promptly following request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non‑appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification.  In the event of any such claim, proceeding, investigation or inquiry, (i) Parent shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, Parent will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto), (ii) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not Parent shall elect to control the defense of any such claim, proceeding, investigation or inquiry, (iii) Parent shall pay all reasonable fees and expenses of any counsel retained by an Indemnified Person, promptly after statements therefor are received if (x) Parent has not elected to control the defense of any such claim, proceeding, investigation or inquiry or (y) an Indemnified Person has been advised by outside counsel that there would be an actual conflict of interest if the same counsel were to represent such Indemnified Party and Parent or one or more of its Affiliates (and in such case Parent shall not have the right to control of the defense of such Indemnified Person with respect to matters where such conflict exists), and (iv) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent, which consent shall not be unreasonably withheld or delayed.  Notwithstanding anything to the contrary set forth in this Section 6.1(b) or elsewhere in this Agreement, neither Parent nor any of its Affiliates (including the Surviving Company and its Subsidiaries) shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

(c)          During the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) (i) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”), or obtain D&O Insurance comparable to the current D&O Insurance, in each case in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the current D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the current D&O Insurance; provided, however, that in satisfying its obligations under this Section 6.1(c), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of two hundred percent (200%) of the aggregate amount of premiums set forth in Section 6.1(c) of the Company Disclosure Letter (such two hundred percent (200%) amount, the “Maximum Annual Premium”); provided that, if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding the Maximum Annual Premium, or (ii) purchase a seven (7) year extended reporting period endorsement or run-off tail policy with respect to the D&O Insurance (a “Reporting Tail Endorsement”) and maintain such Reporting Tail Endorsement in full force and effect for its full term, provided, however, that prior to the Surviving Company taking any actions set forth in clauses (i) or (ii) above, Parent shall be provided the opportunity to purchase, in lieu thereof, a substitute policy with the same coverage limits and substantially similar terms as in the Reporting Tail Endorsement proposed to be purchased by the Surviving Company. Notwithstanding the foregoing, prior to the Effective Time, the Company may purchase a Reporting Tail Endorsement in consultation with Parent and, if requested by Parent, shall consult with Parent’s insurance brokers in connection with the purchase of such Reporting Tail Endorsement.  In the event the Company purchases such Reporting Tail Endorsement prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such Reporting Tail Endorsement in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Company under the first sentence of this Section 6.1(c) for so long as such Reporting Tail Endorsement shall be maintained in full force and effect.

(d)          If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations of Parent and the Surviving Company set forth in this Section 6.1.

(e)          The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives).  Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the Reporting Tail Endorsement referred to in Section 6.1(b) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto.  Subject to applicable Law, the rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the Reporting Tail Endorsement (and their heirs and representatives)) under this Section 6.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the articles of association, certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or any of its Subsidiaries, or applicable Law (whether at law or in equity).

(f)          The obligations and liability of Parent, the Surviving Company and their respective Subsidiaries under this Section 6.1 shall be joint and several.

(g)          Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.1 is not prior to or in substitution for any such claims under such policies.

Section 6.2          Employee Matters.

(a)          Parent hereby acknowledges that the consummation of the transactions contemplated by this Agreement will be a “change of control” (or similar phrase) for purposes of all Employee Plans, as applicable.

(b)          From and after the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) honor all Employee Plans and compensation arrangements in accordance with their terms as in effect immediately prior to the Effective Time, provided that nothing in this sentence shall prohibit the Surviving Company from amending or terminating, or from causing the Surviving Company to amend or terminate, any such Employee Plans, arrangements or agreements in accordance with their terms or if otherwise required by applicable Law.

(c)          For a period of one year following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) either (i) continue Employee Plans (excluding equity plans and equity based benefits) sponsored or maintained by the Surviving Company or any of its Subsidiaries as of the Effective Time (“Company Plans”) or (ii) permit Continuing Employees while they remain employed by Surviving Company or any of its Subsidiaries after the Effective Time and as applicable, their eligible dependents, to participate in the Employee Plans of Parent, its Subsidiaries or their respective Affiliates (“Parent Plans”), or (iii) implement a combination of clauses (i) and (ii); provided, however, that for a period of one year following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) provide each Continuing Employee with (x)  a base salary or base wage that is no less than that in effect with respect to such Continuing Employee immediately before the Effective Time and the same aggregate base salary or base wage and cash incentive compensation opportunity in effect with respect to such Continuing Employee immediately before the Effective Time, (y) severance benefits that are no less favorable than those in effect with respect to such Continuing Employee immediately before the Effective Time and (z) other employee benefits (excluding equity based benefits, but including allocations to provident funds and education funds) that are substantially comparable in the aggregate to the other employee benefits provided to such Continuing Employee immediately prior to the Effective Time. Nothing in the foregoing shall prevent the Surviving Company or any of its Subsidiaries from terminating the employment of any Continuing Employee at any time following the Effective Time.

(d)          To the extent that a Company Plan or Parent Plan is made available to any Continuing Employee on or following the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) cause to be granted to such Continuing Employee credit for all service with the Company and its Subsidiaries prior to the Effective Time for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant (including for purposes of vacation and sick leave accrual and severance pay entitlement); provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or employee benefits.  In addition, and without limiting the generality of the foregoing: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all Parent Plans to the extent coverage under any such Parent Plan replaces coverage under a comparable Company Plan in which such Continuing Employee participates immediately before the Effective Time; and (ii) for purposes of each Parent Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, the Surviving Company shall cause all waiting periods, pre‑existing condition exclusions, evidence of insurability requirements and actively‑at‑work or similar requirements of such Parent Plan to be waived for such Continuing Employee and his or her covered dependents, and the Surviving Company shall cause any eligible expenses incurred by such Continuing Employee and his or her covered dependents during the portion of the plan year of the Company Plan ending on the date such employee’s participation in the corresponding Parent Plan begins to be given full credit under such Parent Plan for purposes of satisfying all deductible, coinsurance and maximum out‑of‑pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such Parent Plan, and (iii) credit the accounts of such Continuing Employees under any Parent Plan which is a flexible spending plan with any unused balance in the account of such Continuing Employee under the applicable Company Plan.  Any vacation, sick leave or paid time off accrued but unused by a Continuing Employee as of immediately prior to the Effective Time shall be credited to such Continuing Employee following the Effective Time, and shall not be subject to accrual limits or other forfeiture and shall not limit future accruals.

(e)          Notwithstanding anything to the contrary set forth in this Agreement, no provision of this Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Company to terminate, any Continuing Employee for any reason, or (ii) require Parent or the Surviving Company to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time.

(f)          No provision of this Agreement shall create any third party beneficiary rights in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any employee by the Company, Parent, or its Affiliates or the Surviving Company or under any benefit plan which the Company, Parent or its Affiliates or the Surviving Company may maintain.

Section 6.3          Obligations of Parent and Merger Sub.

(a)          At the Company Shareholders Meeting (and any adjournment thereof, or any other meeting of the shareholders of the Company for the purpose of obtaining the Company Shareholder Approval), Parent shall, and shall cause its Affiliates to, vote (or cause to be voted) their Company Shares, including by timely instructing the Depositary to vote the Ordinary Shares underlying Parent and its Affiliates’ Company ADSs, in each case, in favor of this Agreement and the transactions contemplated hereby and the compensation matters referred to in Section 6.3(a) of the Disclosure Letter.

(b)          Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

ARTICLE VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1          Reasonable Best Efforts to Complete.  Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (i) cause the conditions set forth in Article VIII to be satisfied; (ii) obtain all necessary actions or non‑actions, waivers, consents, approvals, orders and authorizations from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities, that are necessary to consummate the Merger and the transactions contemplated hereby; (iii) obtain all necessary or appropriate consents, waivers and approvals under any Material Contracts to which the Company or any of its Subsidiaries is a party in connection with this Agreement and the consummation of the transactions contemplated hereby so as to maintain and preserve the benefits under such Material Contracts following the consummation of the transactions contemplated by this Agreement; and (iv) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement or the Ancillary Agreements.  In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement.  Notwithstanding anything to the contrary herein, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract.

Section 7.2          Regulatory Filings.

(a)          Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall (x) file with the applicable Governmental Authority in each of the jurisdictions listed on Section 8.1(b) of the Company Disclosure Letter, the notifications as required by their respective Antitrust Laws, in each case as soon as practicable after the date of this Agreement but in no event later than ten (10) Business Days following the execution and delivery of this Agreement, and (y) file comparable pre‑merger or post‑merger notification filings, forms and submissions with any other Governmental Authority that is required by any other Antitrust Laws as soon as practicable after the date of this Agreement and in any event before the expiration of any applicable legal deadline.  Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the DOJ, the Israeli Anti-Trust Authority (“IAA”) or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and (iv) use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable, and to obtain any required consents under any other Antitrust Laws applicable to the Merger as soon as practicable, and to avoid any impediment to the consummation of the Merger under any Antitrust Laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the DOJ, the IAA or any other Governmental Authority or Person may assert under any applicable Antitrust Laws with respect to the Merger.

(b)          Parent and/or its Affiliates shall execute and deliver an undertaking in customary form in favor of the IIA to comply with applicable Law (if and when required to do so).

(c)          Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party.  If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request.  In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b).  Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel‑only basis to the extent required under applicable Law or as appropriate to protect confidential information.

(d)          Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by Section 7.2(a) are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by Section 7.2(a) are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(e)          Notwithstanding anything in this Agreement to the contrary, each of Parent and the Company agrees, and shall cause each of its Affiliates, to take any and all reasonable actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable Law (including Antitrust Law), and to enable all waiting periods under any applicable Law (including Antitrust Law) to expire, and to avoid or eliminate each and every impediment under any applicable Law (including Antitrust Law) asserted by any Governmental Authority, in each case, to cause the Merger and the other transactions contemplated hereby to occur as soon as practicable and in any event prior to the Outside Date, including but not limited to (i) promptly complying with or modifying any requests for additional information (including any second request) by any Governmental Authority, (ii) contesting, defending and appealing any threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of any party hereto to consummate the transactions contemplated hereby and taking any and all other actions to prevent the entry, enactment or promulgation thereof. From and after the date hereof and until all Approvals by Governmental Authorities required in connection with the Merger and the other transactions contemplated hereby have been obtained, each of the Company and Parent shall not, and shall cause its Affiliates not to, operate their respective businesses in such manner or take any action, that would reasonably be expected to increase in any material respect the risk of not obtaining any such governmental Approval.

(f)          Without limiting the provisions of Section 7.2(e) above, Parent and Merger Sub agree that between the date hereof and the Effective Time (or the earlier termination of this Agreement pursuant to Article IX), each of Parent and Merger Sub shall not, and shall not permit any of its Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business or Person competes in any line of business of the Company if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) increase the risk of not being able to remove any such order on appeal or otherwise or (iv) delay or prevent the consummation of the Merger or the other Transactions contemplated by this Agreement.

(g)          Nothing in this Agreement shall require Parent, the Surviving Company or any other subsidiary of Parent to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or agree or propose to sell, hold separate, license or otherwise dispose of any assets or conduct their business in a specified manner, or permit or agree to the sale, holding separate, licensing or other disposition of, any assets of Parent, the Surviving Company or any other subsidiary of Parent or the Company, whether as a condition to obtaining any approval from, or to avoid potential litigation or administrative action by, a Governmental Authority or any other person or for any other reason.

Section 7.3          Company Shareholders Meeting.

(a)          As soon as reasonably practicable following the date of this Agreement, but in no event later than September 23, 2018, the Company shall (i) establish a record date for, duly call, give notice of and convene a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval and (ii) publish the notice of the Company Shareholder Meeting.  As soon as reasonably practicable following the date of this Agreement, but in no event later than October 19, 2018, the Company shall prepare and file with the ISA and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting (the “Proxy Statement”), including a proxy card (Ktav Hatzbaa) required under the ICL and the regulations promulgated thereunder, and instruct the Depositary to (A) fix the date established by the Company as the record date pursuant to this Section 7.3(a) for determining the holders of Company ADSs who shall be entitled to give instructions for the exercise of the voting rights pertaining to the Ordinary Shares represented by Company ADSs (the “Record ADS Holders”) at the Company Shareholders Meeting, (B) provide all proxy solicitation materials and any other materials or notices required under the Deposit Agreement to all Record ADS Holders, and (C) vote all Ordinary Shares represented by Company ADSs in accordance with the instructions of such corresponding Record ADS Holders.  The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the ICL and the regulations promulgated thereunder and the Charter Documents.  Unless this Agreement is terminated pursuant to Article IX or as Parent and the Company may otherwise agree, the Company Shareholders Meeting shall be held no later than November 19, 2018. Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, the Company shall include the Company Board Recommendation and a copy of any fairness opinion obtained by the Company Board in connection with the approval by the Company Board of the Merger and the other transactions contemplated hereby in the Proxy Statement and use its reasonable best efforts to cause the Proxy Statement to be mailed to the shareholders of the Company as promptly as practicable following its filing date. The Company shall not include in the Proxy Statement any information with respect to Parent or its Affiliates, unless the form and content thereof shall have been consented to in writing by the Parent prior to such inclusion and Parent agrees to provide any such information required to be so included under applicable Law. Prior to the mailing of the Proxy Statement, unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, (y) shall include in such drafts, correspondence and filings all comments reasonably proposed by Parent, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and (z) to the extent practicable and not prohibited under applicable Law, the Company and its outside counsel shall permit Parent and its outside counsel to participate in all communications, if any, with the SEC, ISA, Nasdaq or TASE, or their respective staff, as applicable (including all meetings and telephone conferences) relating to this Agreement or any of the transactions contemplated hereby. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 7.3(a), prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted.  At the Company Shareholders Meeting, Parent and Merger Sub shall cause any Company Shares owned by them and their Affiliates (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.

(b)          Unless the Company Board (or a committee thereof) has effected a Company Board Recommendation Change, the Company shall, through the Company Board, use commercially reasonable efforts to solicit from the Company shareholders proxies in favor of the approval of this Agreement.

(c)          Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 5.3, in connection with any disclosure regarding a Company Board Recommendation Change relating to a Superior Proposal or an Acquisition Proposal, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC, the ISA or any other Governmental Authority regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC, the ISA or any other Governmental Authority, with respect to such disclosure.

(d)          Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders Meeting as and to the extent required by applicable Law.

Section 7.4          Merger Proposal; Certificate of Merger.

(a)          Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.4(a) accordingly): (a) cause a merger proposal (in the Hebrew language) in the form of Exhibit A (the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the shareholders meeting (and in any event by October 3, 2018), (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (i) and (ii) of this Section 7.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 7.4(a), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 7.4(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b)          The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 7.5          Anti‑Takeover Statute.  In the event that any anti‑takeover or other similar statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.

Section 7.6          Notification of Certain Matters.

(a)          Subject to applicable Law and the instructions of any Governmental Authority, each of the Company and Parent shall keep the other reasonably apprised of the status of matters relating to completion of the transactions contemplated hereby, including (subject to any confidentiality obligations) promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of their Subsidiaries, from any Governmental Authority with respect to such transactions.

(b)          Without limiting the generality of Section 7.6(a) above, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company shall give prompt notice to Parent and Merger Sub upon becoming aware (i) that any representation or warranty made by it in this Agreement or any Ancillary Agreement that is qualified as to materiality has become untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) of any failure of the Company to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement, in any such case set forth in clause (i) and clause (ii), if and only to the extent that such untruth or inaccuracy, or such failure, could reasonably be expected to cause any of the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated hereby set forth in Sections 8.2(a) or 8.2(b) to fail to be satisfied at the Closing, and (iii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or the conditions to the obligations of Parent and Merger Sub to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to Parent pursuant to this Section 7.6(b).

(c)          Without limiting the generality of Section 7.6(a) above, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, Parent shall give prompt notice to the Company upon becoming aware (i) that any representation or warranty made by Parent or Merger Sub in this Agreement or any Ancillary Agreement that is qualified as to materiality has become untrue or inaccurate in any respect or any such representation or warranty that is not so qualified becoming untrue or inaccurate in any material respect, (ii) of any failure of Parent or Merger Sub to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement or any Ancillary Agreement, in any such case if and only to the extent that such untruth or inaccuracy, or such failure, could reasonably be expected to cause any of the conditions to the obligations of the Company to consummate the transaction contemplated hereby set forth in Section 8.3(a) or (b) to fail to be satisfied at the Closing, and (iii) any written notice or other written communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby; provided, however, that no such notification shall affect or be deemed to modify any representation or warranty of Parent or Merger Sub set forth in this Agreement or the conditions to the obligations of the Company to consummate the transactions contemplated by this Agreement or the remedies available to the parties hereunder; and provided further, that the terms and conditions of the Confidentiality Agreement shall apply to any information provided to the Company pursuant to this Section 7.6(c).

(d)          The Company shall promptly advise Parent orally and in writing of any change or event that has or could reasonably be expected to have a Company Material Adverse Effect.  Each of the Company and Parent shall promptly advise the other party orally or in writing of any change or event that has or could reasonably be expected to cause any of the conditions to Closing set forth in Article VIII not to be satisfied by the Outside Date.

Section 7.7         Public Statements and Disclosure.  None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable Israeli or United States securities exchange or regulatory or Governmental Authority to which the relevant party, is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party); provided, however, that the restrictions set forth in this Section 7.7 shall not apply to any release or announcement made or proposed to be made by the Company pursuant to Section 5.3 or following a Company Board Recommendation Change. Notwithstanding the foregoing, without prior consent of the other party, each of Parent and the Company may disseminate material substantially similar to material included in a press release or other document previously approved for public distribution by the other party. Each party agrees to promptly make available to the other parties copies of any written public communications made without prior consultation with the other parties.

Section 7.8          Confidentiality.  Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed a Confidentiality Agreement, made as of September 6, 2018 (as amended, the “Confidentiality Agreement”), which will continue in full force and effect in accordance with its terms.

Section 7.9          Tax Rulings.

(a)          As soon as practicable after the date of this Agreement, and no later than five (5) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) confirming that (i) the cancellation and exchange of the Company 102 Options in accordance with Section 2.7(c), the Company 102 RSUs in accordance with Section 2.7(d) and conversion of the Company 102 Shares in accordance Section 2.7(a)(i) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration, RSUs Consideration and the Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Option Consideration, RSUs Consideration and Merger Consideration with the Paying Agent and the 102 Trustee shall not be  subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Paying Agent and their respective agents from any withholding obligation.  If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding tax in relation to any payments made with respect to any Company Options, Company Shares or Company RSUs (whether or not subject to Section 102 of the Ordinance) to the, Paying Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”).  To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.

(b)          As soon as practicable following the date of this Agreement but in no event later than ten (10) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be confirmed by Parent prior to its submission) that (i) with respect to holders of Company Shares that are non−Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; and (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Company Ordinary Shares subject to Section 102 of the Ordinance) (x) exempting Parent, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied (the “Withholding Tax Ruling”).

(c)          Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling.  The final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. The Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without prior coordination with Parent or its Representatives, and will enable Parent’s Representatives to participate in all discussions and meetings with the ITA relating thereto. To the extent that the Parent’s Representatives elect not to participate in any such meeting or discussion, the Company’s Representatives shall provide the Parent’s Representatives a report of the discussions and/or meetings held with the ITA. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable.

Section 7.10       Nasdaq and TASE De-Listing of Company Shares; Transition Period SEC Reports.  (a)  Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law and rules and policies of Nasdaq and the TASE to enable the de-listing of the Company ADSs from Nasdaq and the Ordinary Shares from TASE and the deregistration of the Company ADSs under the Exchange Act and the Ordinary Shares under the Israel Securities Law effective as of the Closing Date.

(b)          If (i) the Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act following the date hereof and prior to the Effective Time (other than any report relating to or following any Company Board Recommendation Change) or (ii) the Surviving Company is required or reasonably expected to be required to file with or furnish to the SEC any reports pursuant to the Exchange Act within 10 Business Days after the Effective Time (other than any reports relating to this Agreement, the Merger or any of the transactions contemplated hereby), then the Company will use reasonable best efforts to provide to Parent, at least ten (10) Business Days (with respect to the Company’s annual report on Form 20-F) or three (3) Business Days (with respect to the Company’s reports on Form 6-K, unless a shorter period is required under applicable Law) prior to (i) the filing or furnishing date of such reports (with respect to such reports that are due prior to the Effective Time) or (ii) the Effective Time (with respect to such reports that are due within 10 Business Days after the Effective Time), a substantially final draft of each such report and a fully executed version of each certification required to be filed with such report (each report together with any certifications to be filed therewith, , a “Transition Period SEC Report”). The Company will give due consideration to all reasonable comments provided by Parent with respect to each Transition Period SEC Report to be filed with or furnished to the SEC prior to the Effective Time.

Section 7.11       Closing Deliverables.

(a)          At the Closing, the Company shall deliver to Parent a certificate, dated as of the Closing Date and executed on behalf of the Company by its Chief Executive Officer, certifying (A) the Company’s Articles of Association in effect, (B) the Company’s board resolutions approving the Merger, this Agreement and the Ancillary Agreements to which the Company is a party, (C) evidence of the receipt of the Company Shareholder Approval and (D) the incumbency of each of the Company’s officers authorized to sign, on behalf of the Company, this Agreement and the Ancillary Agreements executed or to be executed and delivered by the Company pursuant to this Agreement.

(b)          At the Closing, Parent shall deliver to the Company the Paying Agent Agreement, duly executed by Parent.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1          Conditions.  The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:

(a)          Company Shareholder Approval.  The Company Shareholder Approval shall have been obtained.

(b)          Regulatory.  Any waiting period (and any extension thereof) applicable to the Merger under HSR Act shall have been terminated or shall have expired, and any waiting period shall have expired or been terminated and any Approvals required to be obtained or filings required to be made prior to the Closing under applicable Antitrust Laws in the jurisdictions listed on Section 8.1(b) of the Company Disclosure Letter in connection with the Merger shall have been obtained or filed, as applicable.

(c)          Israeli Statutory Waiting Periods.  At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the approval of the Merger by the shareholders of each of the Company and Merger Sub.

(d)          No Legal Prohibition.  No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

Section 8.2          Conditions to the Obligations of Parent and Merger Sub.  The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by Parent:

(a)          Representations and Warranties.  Each representation and warranty of the Company set forth in Section 3.2 (Corporate Power; Enforceability) shall be true and correct in all material respects, each representation and warranty of the Company set forth in Section 3.6(a) (Company Capitalization) and each of the representations and warranties of the Company concerning the number of Company Options and Company RSU outstanding set forth in Section 3.6(b) (Company Capitalization) shall be true and correct in all respects subject to de minimis inaccuracies, in each case on and as of the Closing Date with the same force and effect as if made on and as of such date, except (x) for changes contemplated by this Agreement, and (y) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard set forth above as of such particular date. The other representations and warranties of the Company set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct which has not had individually or in the aggregate, a Company Material Adverse Effect, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such particular date which has not had, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, solely for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this clause (ii) of Section 8.2(a), all “Company Material Adverse Effect” qualifications set forth in such representations and warranties (other than Section 3.10(c)) shall be disregarded.

(b)          Performance of Obligations of the Company.  The Company shall have performed in all material respects the obligations that are to be performed by it under this Agreement at or prior to the Effective Time.

(c)          Officer’s Certificate of the Company.  Parent and Merger Sub shall have received a certificate of the Company, validly executed for and on behalf of the Company and in its name by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a) Section 8.2(b) and Section 8.2(d) have been satisfied.

(d)          Company Material Adverse Effect.  There shall not have occurred any event, change, effect or development that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect following the execution and delivery of this Agreement.

Section 8.3          Conditions to the Company’s Obligations to Effect the Merger.  The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived exclusively by the Company:

(a)          Representations and Warranties.  The representations and warranties of the Parent and Merger Sub set forth in Section 4.2 (Corporate Power; Enforceability) shall be true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for changes contemplated by this Agreement, and (ii) for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in all material respects as of such particular date. The other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct that would not, individually or in the aggregate, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the ability of Parent and Merger Sub to fully perform their respective covenants and obligations under this Agreement, (ii) for changes contemplated by this Agreement, and (iii) for those representations and warranties that address matters only as of a particular date, which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such particular date that would not, individually or in the aggregate, prevent the Merger or prevent or impair the ability of Parent and Merger Sub to fully comply with and perform their respective covenants and obligations under this Agreement.

(b)          Performance of Obligations of Parent and Merger Sub.  Each of Parent and Merger Sub shall have performed in all material respects the obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Effective Time.

(c)          Officer’s Certificate of Parent and Merger Sub.  The Company shall have received a certificate of Parent and Merger Sub, validly executed for and on behalf of Parent and Merger Sub and in their respective names by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1          Termination.  This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis):

(a)          at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), by mutual written agreement of Parent and the Company; or

(b)          by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that any Governmental Authority of competent jurisdiction shall have formally issued a permanent, final and non-appealable Order or any other action by any Governmental Authority permanently enjoining, restraining or otherwise prohibiting the Merger and such Order or other action shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to a party if the issuance of such Order or other action was primarily due to the failure of such party to perform any of its obligations under this Agreement or under any Ancillary Agreement; or

(c)          by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that the Effective Time shall not have occurred on or before March 20, 2019 (such date referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto (i) whose actions or omissions have been a principal cause of, or primarily resulted in, the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement or (ii) that is in material breach of this Agreement; or

(d)          by either the Company or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Company Shareholder Approval after the final adjournment of the Company Shareholders Meeting at which a vote is taken on the Merger; or

(e)          by the Company, at any time prior to the receipt of the Company Shareholder Approval, in order to immediately enter into a written definitive agreement with respect to a Superior Proposal pursuant to Section 5.3(c) and concurrently with the termination of this Agreement the Company pays Parent the Termination Fee pursuant to Section 9.3(b)(ii); or

(f)          by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within twenty (20) Business Days after the Company has received written notice of such breach from Parent (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(f) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, (B) at any time after such twenty (20) Business Day period if the Company shall have cured such breach during such twenty (20) Business Day period) or (C) at any time prior to two (2) Business Days immediately before the Outside Date with respect to any breach of any representation or warranty by the Company set forth in Article III to the extent such breach relates to actions, omissions or occurrences following the date hereof; or

(g)          by Parent, (A) at any time prior to the receipt of the Company Shareholder Approval, in the event that (i) the Company Board (or a committee thereof) shall have effected a Company Board Recommendation Change, (ii) a tender or exchange offer for Company Shares that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a Person unaffiliated with Parent and, within ten (10) Business Days after the public announcement of the commencement of such Acquisition Proposal, the Company shall not have filed a Schedule 14D-9 pursuant to Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act or Section 329 of the ICL recommending that the Company Shareholders not tender any Company Shares into such tender or exchange offer, or (iii) the Company Board (or a committee thereof) shall have recommended to the Company’s shareholders to approve the Acquisition Proposal referred to in clause (ii), or publicly announced its intention to enter into any agreement in respect of such Acquisition Proposal, and (B) at any time prior to the Effective Time, in the event that (i) the Company Board (or a committee thereof) shall have failed to reaffirm publicly its recommendation to the Company’s shareholders to approve the Merger (or, following receipt of the Company Shareholder Approval, to reaffirm its determination that the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders) within three (3) Business Days after Parent so requests in writing (which request may be made at any time following public disclosure of an Acquisition Proposal, provided that Parent may not make more than two such requests in the aggregate following the disclosure of any Acquisition Proposal), or (ii) the Company or any of its Subsidiaries or any Senior Representatives willfully and materially breaches Section 5.2 or Section 5.3; or

(h)          by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement such that the conditions set forth in Section 8.3(a) or Section 8.3(b) would not be satisfied and shall have failed to cure, or cannot cure, such breach within twenty (20) Business Days after Parent has received written notice of such breach from the Company (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(h) in respect of the breach set forth in any such written notice (A) at any time during such twenty (20) Business Day period, and (B) at any time after such twenty (20) Business Day period if Parent and Merger Sub shall have cured such breach during such twenty (20) Business Day period).

Section 9.2          Notice of Termination; Effect of Termination.  Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable.  In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without liability of any party or parties hereto, as applicable (or any director, officer, employee, affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except (a) for the terms of Section 7.8, this Section 9.2, Section 9.3 and Article X, each of which shall survive the termination of this Agreement, and (b) nothing in this Agreement shall relieve any party or parties hereto, as applicable, from liability for any fraud or willful and material breach of any representation, warranty, covenant, obligation or other provision of this Agreement.  For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement.  In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3          Fees and Expenses.

(a)          General.  Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b)          Company Payments.

(i)          The Company shall pay to Parent US$60,800,000 (Sixty Million Eight Hundred Thousand U.S. dollars) (the “Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent, in the event that: (A) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) as a result of the failure to obtain the Company Shareholder Approval, (B) after the date of this Agreement and at or prior to the date of the Company Shareholders Meeting an Acquisition Proposal shall have been publicly announced and shall not have been withdrawn or otherwise abandoned and (C) within twelve (12) months following such termination of this Agreement the Company enters into a definitive agreement to effect such Acquisition Proposal with the party that made such Acquisition Proposal, which is subsequently consummated.

(ii)          In the event that this Agreement is terminated by the Company pursuant to Section 9.1(e), the Company shall pay to Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, as a condition to the effectiveness of such termination.

(iii)         In the event that this Agreement is terminated by Parent pursuant to Section 9.1(g), the Company shall pay to Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent.

(iv)         In the event that the Company fails to pay any amount required pursuant to this Section 9.3(b) when due, such amount shall accrue interest for the period commencing on the date such amount became past due, at a rate equal to the rate of interest publicly announced by Citibank N.A. from time to time during such period, as such bank’s prime lending rate.  In addition, if the Company fails to pay such amount when due, the Company shall also pay to Parent all of Parent’s costs and expenses (including reasonable attorneys’ fees) in connection with successful efforts to collect such amounts.  The Company acknowledges that the provisions of Section 9.3(b)  are an integral part of the transactions contemplated hereby and that, without these agreements, Parent would not enter into this Agreement.

(v)          The Company shall pay to Parent the Termination Fee, by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, within two (2) Business Days after demand by Parent, in the event that (A) this Agreement is terminated by the Company or Parent pursuant to Section 9.1(c) or Section 9.1(f) (but only if at such time Parent would not be prohibited from terminating this Agreement by the proviso in Section 9.1(c) or clause (i) of Section 9.1(f), as applicable), (B) there has been publicly disclosed after the date of this Agreement and prior to the date of termination of this Agreement an Acquisition Proposal that remains outstanding and not withdrawn as of the date of termination of this Agreement, and (C) within twelve (12) months after such termination of this Agreement, the Company enters into a negotiated definitive agreement with respect to a Qualifying Transaction or consummates a Qualifying Transaction pursuant to a negotiated definitive agreement to which the Company is a party (in each case regardless of whether the Qualifying Transaction is the Acquisition Proposal referred to in clause (ii)).  As used in this Section 9.3(b)(v), “Qualifying Transaction” means any acquisition of (x) 50% or more of the outstanding Company Shares pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, tender offer or exchange offer or similar transaction involving the Company or (y) the sale of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole.

(c)          Single Payment Only.  The parties hereto acknowledge and hereby agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion, whether or not the Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events.

(d)          Effect of Termination Fee.  Notwithstanding anything to the contrary in this Agreement, and provided Parent has not (x) notified the Company that Parent is waiving its right to receive the Termination Fee, which notification shall occur, if at all, within five (5) Business Days following the applicable termination of this Agreement or (y) refunded (and waived its right to receive) the Termination Fee in full to the Company within five (5) Business Days following payment thereof to Parent, if the Termination Fee has been paid to Parent, Parent’s right to receive payment of the Termination Fee shall be the sole and exclusive remedy of Parent and its Affiliates and Representatives against the Company and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount, none of the Company or any of its Affiliates or Representatives shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise.

Section 9.4          Amendment.  Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under applicable Law without obtaining the Company Shareholder Approval of such amendment.

Section 9.5          Extension; Waiver.  At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein.  Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable.  Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE X

GENERAL PROVISIONS

Section 10.1        Survival of Representations, Warranties and Covenants.  The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2        Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a)	if to Parent or Merger Sub to: c/o Medtronic, Inc. 710 Medtronic Parkway NE Minneapolis, MN 55432-5604, USA

with separate copies thereof addressed to:

Attention: General Counsel
Mail Stop LC400
Facsimile No.: +1 (763) 505-2980
Email:  c/o dj.sardella@medtronic.com and derek.s.devgun@medtronic.com

and

Attention: Vice President of Corporate Development
Mail Stop LC270
Facsimile No.: +1 (763) 505-2542
Email:  chris.cleary@medtronic.com

with a copy (which shall not constitute notice) to:

Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Rd.
Ramat Gan 52506
Israel
Attention: Mike Rimon
                  Noam Tzur
Facsimile: (972) 3-610-3111
email:        mrimon@meitar.com
                  noamt@meitar.com

(b)	if to the Company, to:

Mazor Robotics Ltd.
5 Shacham street, Industrial Park North,
Caesarea 3079567 Israel
Attention: Ori Hadomi, Chief Executive Officer
Facsimile: +972 (0) 4 618 7111
Email: o.hadomi@mazorrobotics.com

with copies (which shall not constitute notice) to:

Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
Attention:  Daniel Wolf
                    Dvir Oren
Facsimile:    +1 (212) 446-4900
email:          daniel.wolf@kirkland.com
                    dvir.oren@kirkland.com

and

Luchtenstein Levy Wiseman & Co.
5 Azrieli Center, Square Tower
Tel Aviv 6702501
Israel
Attention:    Barak Luchtenstein
Facsimile:     +972 (3) 7188701
email:            barak@llw-law.co.il

Section 10.3        Assignment.  No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that each of Merger Sub and Parent may assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to any Affiliate thereof (each, an “Assignee”). Any such Assignee may thereafter assign, in its sole discretion and without the consent of the Company, any or all of its rights, interests and obligations hereunder to one or more additional Assignees; provided, however, that in connection with any assignment to an Assignee, Parent and Merger Sub shall remain liable for the performance by Parent and Merger Sub of their obligations hereunder. Subject to the preceding sentence, this Agreement shall (i) be binding upon the parties hereto and their respective successors and permitted assigns and (ii) shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.4       Entire Agreement.  This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER PARENT, MERGER SUB OR ANY OF THEIR AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE ONE HAND, NOR THE COMPANY OR ANY OF ITS AFFILIATES, DIRECTORS, OFFICERS, EMPLOYEES OR REPRESENTATIVES, ON THE OTHER HAND, MAKES ANY REPRESENTATIONS OR WARRANTIES TO THE OTHER, AND EACH PARTY HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED (INCLUDING ANY IMPLIED WARRANTY OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE), OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE (OR MADE AVAILABLE) BY ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.

Section 10.5        Third Party Beneficiaries.  This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.1, and (b) from and after the Effective Time, the rights of holders of Company Shares and other Company Securities to receive the amounts to which they are entitled pursuant to Article II.

Section 10.6        Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7        Remedies.

(a)          Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

(b)          The parties hereto hereby agree that irreparable damage would occur in the event that any provision of this Agreement were not performed in accordance with its specific terms or were otherwise breached, and that money damages or other legal remedies would not be an adequate remedy for any such damages.  Accordingly, the parties hereto acknowledge and hereby agree that in the event of any breach or threatened breach by the Company, on the one hand, or Parent and/or Merger Sub, on the other hand, of any of their respective covenants or obligations set forth in this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall be entitled to an injunction or injunctions to prevent or restrain breaches or threatened breaches of this Agreement by the other (as applicable), and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of the other under this Agreement.  Each party hereby irrevocably and unconditionally waives any requirement for the securing or posting of any bond in connection with any such remedy.

Section 10.8       Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of Israel, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Israel or otherwise) that would cause the application of the Laws of any other jurisdiction.

Section 10.9       Consent to Jurisdiction.

(a)          Each of the parties hereto (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of any court located in Tel Aviv-Jaffa, Israel in the event of any such action or proceeding; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b)          Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

Section 10.10     Company Disclosure Letter References.  The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties is reasonably apparent on the face of such disclosure.

Section 10.11     Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

GIVEN IMAGING LTD.

By: /s/ Amir Kviatkovsky
Name: Amir Kviatkovsky
Title: Director

ORIDION MEDICAL 1987 LTD.

By: /s/ Yacov Bubis
Name: Yacov Bubis
Title: Diector

ORIDION SYSTEMS LTD.

By: /s/ Yacov Bubis
Name: Yacov Bubis
Title: Director

COVIDIEN ISRAEL HOLDINGS LTD.

By: /s/ Amir Kviatkovsky
Name: Amir Kviatkovsky
Title: Director

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

BELINOM LTD. By: /s/ Amir Kviatkovsky Name: Amir Kviatkovsky Title: Director

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed by their respective duly authorized officers to be effective as of the date first above written.

MAZOR ROBOTICS LTD. By: /s/ Ori Hadomi Name: Ori Hadomi Title: Chief Executive Officer By: /s/ Sharon Levita Name: Sharon Levita Title: Chief Financial Officer

APPENDIX B

Guaranty

EXECUTION COPY

GUARANTY

GUARANTY dated as of September 20, 2018 (this “Guaranty”) by Covidien International Finance S.A., a company organized under the laws of Luxembourg, and having its principal place of business at Bd. Prince Henri 3b, 4th Floor, Luxembourg L-1724 (the “Guarantor”), and Mazor Robotics Ltd., a company organized under the laws of the State of Israel (the “Company”).

R E C I T A L S

WHEREAS, pursuant to an Agreement and Plan of Merger dated as of the date hereof (as may be amended, amended and restated, modified or otherwise supplemented from time to time, the “Merger Agreement”), among Given Imaging Ltd., a company organized under the laws of the State of Israel (“Parent 1”), Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel (“Parent 2”), Oridion Systems Ltd., a company organized under the laws of the State of Israel (“Parent 3”), Covidien Israel Holding  Ltd., a company organized under the laws of the State of Israel (“Parent 4” and together with Parent 1, Parent 2 and Parent 3, collectively and individually, the “Parent”), Belinom Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company, the Company has agreed to merge with Merger Sub, with the Company surviving such merger and becoming a subsidiary of Parent.

WHEREAS, the Guarantor is the indirect parent of Parent and Merger Sub and will directly benefit from the Merger Agreement and the consummation of the transactions contemplated thereby.

WHEREAS, in furtherance of the business purposes of the Guarantor and in consideration of, and as an inducement to the Company entering into the Merger Agreement and performing its obligations thereunder, the Guarantor desires to guaranty all obligations of Parent and Merger Sub under the Merger Agreement.

NOW, THEREFORE, based upon the foregoing, and in order to induce the Company to enter into the Merger Agreement, the Guarantor hereby agrees as follows:

ARTICLE 1

Definitions

Section 1.1. Definitions. Capitalized terms not otherwise defined in this Guaranty shall have the meanings ascribed to them in the Merger Agreement.

ARTICLE 2

The Guaranty

Section 2.1. The Guaranty. Except as expressly set forth herein, the Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Company and the Third-Party Beneficiaries (as defined below) the full and punctual payment and performance by Parent and Merger Sub of, and compliance by Parent and Merger Sub with, all or their respective representations, warranties, covenants, obligations, agreements and undertakings pursuant to, arising under or otherwise in connection with the Merger Agreement, including, without limitation, the payment of the Merger Consideration, Option Consideration and RSUs Consideration pursuant to Article II of the Merger Agreement, and the indemnification  and insurance obligations under Section 6.1 of the Merger Agreement (collectively, the “Guaranteed Obligations”), and the Guarantor hereby represents, acknowledges and agrees that any breach of, or other failure to perform, any such representation, warranty, covenant, obligation, agreement or undertaking of Parent and/or Merger Sub shall also be deemed to be a breach or failure to perform by the Guarantor, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of the Guarantor, on the one hand, and Parent and Merger Sub, on the other hand, in the first instance.

Section 2.2.  Termination of Guaranty. This Guaranty shall remain in full force and effect until the earliest date on which all of the Guaranteed Obligations have been completely performed and indefeasibly paid in full.  The Guarantor’s payment of a portion, but not all, of the Guaranteed Obligations shall in no way limit, affect, modify or abridge the Guarantor’s liability, as set forth herein, for any portion of the Guaranteed Obligations that has not been completely performed or indefeasibly paid in full.  For the avoidance of doubt, this Guaranty and the Guarantor’s obligations hereunder shall survive the consummation of the Merger or the termination of the Merger Agreement.

Section 2.3.  Guaranty Unconditional.  The Guarantor agrees that the obligations of the Guarantor hereunder shall be unconditional and absolute. The obligations of the Guarantor hereunder shall in no way be affected or impaired by reason, and Guarantor waives its right to prior notice, of the happening from time to time of any of the following: (a) extensions (whether or not material) of the time for performance of all or any portion of the Guaranteed Obligations; (b) the modification or amendment in any manner (whether or not material) of the Merger Agreement or the Guaranteed Obligations; (c) any failure, delay or lack of diligence on the part of the Company, or any other Person to enforce, assert or exercise any right, privilege, power or remedy conferred on the Company or any other Person under the Merger or at law, or any action on the part of the Company or such other Person granting indulgence or extension of any kind; (d) the settlement or compromise of any Guaranteed Obligations; (e) a change of status, composition, structure or name of Parent or Merger Sub, including, without limitation, by reason of bankruptcy, liquidation, insolvency, appointment of a trustee, special manager or receiver over Parent or Merger Sub or all or a portion of their assets, merger, dissolution, consolidation or reorganization or other similar proceeding affecting the Parent or Merger Sub or their respective assets or any resulting release or discharge of any of Parent or Merger Sub’s or any other party's obligations pursuant to the Merger Agreement; and (f) the existence of any claim, set-off or other rights which the Guarantor may have at any time against Parent, Merger Sub or the Company, or any other Person, whether in connection herewith or any unrelated transactions, provided that nothing herein shall prevent the assertion of any such claim by separate suit. No change in the relations existing between the Guarantor on the one hand and Parent and Merger Sub on the other hand (directly or indirectly) shall affect the obligations of the Guarantor under this Guaranty.  Notwithstanding any provision of this Guaranty to the contrary, the Guarantor shall be entitled to assert as a defense to any claim for payment or performance of any Guaranteed Obligations that (i) such Guaranteed Obligations are not currently due and payable, (ii) such Guaranteed Obligations have been paid or performed in full or (iii) the Company (prior to the Effective Time) or relevant Third Party Beneficiary (as defined below) shall have expressly released its rights to such Guaranteed Obligations in connection with a settlement or compromise thereof.

Section 2.4.  Waivers of Notices and Defenses. The Guarantor hereby waives acceptance hereof, promptness, diligence, presentment, demand, protest and any notice not provided for herein (including without limitation notice of acceptance, presentment, demand, protest and notice of dishonor with respect to the Merger Agreement or this Guaranty), as well as any requirement that at any time any action be taken by any Person against Parent, Merger Sub or any other Person and any other right or protection to which it would otherwise be entitled pursuant to the Israeli Guarantee Law, 1967 and any regulations promulgated thereunder that can be waived, except that no payment shall be sought from the Guarantor under this Guaranty unless a notice has been served to Parent with a copy to the Guarantor and indicating an intention to claim under this Guaranty. Without limiting the generality of the foregoing, the Guarantor hereby waives any right to require, substantively or procedurally, that (a) a judgment previously be rendered against Parent, Merger Sub or any other Person except Guarantor, (b) Parent, Merger Sub or any other Person be joined in any action against the Guarantor, or (c) an action separate from one against the Guarantor be brought against Parent, Merger Sub or any Person.

Section 2.5.  Stay.  The Guarantor agrees that, notwithstanding anything to the contrary herein, if the Company is stayed upon the insolvency, bankruptcy, or reorganization of Parent or Merger Sub from exercising its rights to enforce or exercise any right or remedy with respect to any Guaranteed Obligations, or is prevented from giving any notice or demand for payment or performance or is prevented from collecting any of the Guaranteed Obligations, in any such case, by such proceeding or action, the Guarantor shall pay or render to the Company upon demand therefor the amount that would otherwise have been due had such rights and remedies been permitted to be exercised by the Company.

Section 2.6.  No Enforcement of Subrogation.  Upon making any payment or performance with respect to any Guaranteed Obligation hereunder, the Guarantor shall be subrogated to the rights of the Company against Parent or Merger Sub solely with respect to such payment or performance; provided that the Guarantor shall not enforce any payment or performance right by way of subrogation until all Guaranteed Obligations have been performed in full and all Guaranteed Obligations which constitute payment obligations have been indefeasibly paid (in cash) and performed in full.

ARTICLE 3

Representations and Warranties

Section 3.1.  The Guarantor hereby represents and warrants to the Company that (a) it is duly organized, validly existing and in good standing under the Laws of Luxembourg, (b) it has the requisite corporate or similar power and authority to execute and deliver this Guaranty and to perform its obligations hereunder, (c) the execution and delivery of this Guaranty by the Guarantor and the performance of its obligations hereunder have been duly authorized by all necessary corporate or other actions on the party of the Guarantor, (d) this Guaranty has been duly and validly executed and delivered by the Guarantor and constitutes the legal, valid and binding obligation of the Guarantor enforceable against the Guarantor in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors’ rights generally and by equitable principles relating to the availability of equitable remedies, (e) through one or more wholly owned Subsidiaries, the Guarantor owns all of the outstanding equity interests of Parent and Merger Sub, and (f) the execution and delivery of this Guaranty by the Guarantor  and the performance of its obligations hereunder do not and will not (i) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of the Guarantor, (ii) violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which the Guarantor is a party or by which the Guarantor or any of its properties or assets may be bound, (iii) violate or conflict with any Law or Order applicable to the Guarantor or by which any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the properties or assets of the Guarantor, except in the case of each of clauses (ii), (iii) and (iv) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not, individually or in the aggregate, prevent or materially delay the performance by the Guarantor of its obligations hereunder.

Section 3.2.  The Guarantor hereby represents and warrants to the Company that, except for the Company ADSs issued to, and that are currently owned beneficially and of record by, Covidien Group S.a.r.l, a Luxembourg company, a Subsidiary of the Guarantor and an Affiliate of Parent (“CovLux”), pursuant to (a) that certain Purchase Agreement, dated May 18, 2016, between the Company and CovLux, as amended on August 29, 2017, and (b) that certain Warrant to Purchase Company ADSs, issued by the Company to CovLux, on September 10, 2017 (the “Warrants”), neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities or Subsidiary Securities (or any other economic interest through derivative securities or otherwise in the equity securities of the Company or any Subsidiary of the Company) except pursuant to the Merger Agreement.  None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares (other than Excluded Shares and the Warrant).

ARTICLE 4

Additional Covenants

Section 4.1.  Transfer Restrictions.  Until the earlier to occur of (i) the receipt of the Company Shareholder Approval, and (ii) the termination of the Merger Agreement pursuant to the terms thereof (the “Covenant Period”), the Guarantor shall not, and shall cause its Subsidiaries and controlled Affiliates not to, directly or indirectly, in whole or in part, transfer, sell, pledge, encumber or otherwise dispose of any interest (including any voting rights) in, or grant any proxy or enter into any voting agreement or similar agreement (collectively, “Transfer”) any of the Company Shares beneficially owned by it or such Subsidiary or Controlled Affiliates, as applicable, without the prior written consent of the Company; provided that nothing herein shall prohibit or restrict the Transfer of any Company Shares by and between the Guarantor and any of its Subsidiaries and controlled Affiliates or from exercising the Warrants.

Section 4.2.  Voting. The Guarantor shall vote (or cause to be voted), and shall cause its Subsidiaries and controlled Affiliates to vote (or cause to be voted), at the Company Shareholders Meeting (and any adjournment thereof, or any other meeting of the shareholders of the Company for the purpose of obtaining the Company Shareholder Approval) any and all Company Shares beneficially owned by it or such Subsidiaries and controlled Affiliates, as applicable, in each case, including by timely instructing the Depositary to vote the Ordinary Shares underlying their Company ADSs, as applicable, in each case, in favor of the Merger Agreement and the transactions contemplated thereby (including the Merger) and the compensation matters referred to in Section 6.3(a) of the Disclosure Letter attached to the Merger Agreement.

ARTICLE 5

Miscellaneous

Section 5.1  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission or similar writing) and shall be given to such party at its address or facsimile number set forth, in the case of the Guarantor, on the signature pages hereof, or in the case of the Company, in Section 10.2 of the Merger Agreement, or such other address or telecopy number as such party may hereafter specify for the purpose by notice to the other party.  Each such notice, request or other communication shall be effective if given in the manner set forth in Section 10.2 of the Merger Agreement.

Section 5.2. Waivers. No failure or delay by the Company in exercising any right, power or privilege hereunder or under the Merger Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 5.3.  Amendments and Waivers.  This Guaranty constitutes the complete agreement of the Company and the Guarantor with respect to the subject matter hereof and supersedes all prior or contemporaneous negotiations, promises, covenants, agreements or representations.  No amendment, modification, termination or waiver of any provision of this Guaranty, shall in any event be effective without the written consent of the Company and the Guarantor.

Section 5.4.  Successors and Assigns Generally.   The Guarantor may not assign or delegate its rights, interests or obligations hereunder to any other Person (except by operation of Law or to an acquiror of all or substantially all of the assets of the Guarantor) without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed; provided, that Guarantor shall not effect any sale, exchange, dividend or other distribution or liquidation of all or substantially all of its assets in one or a series of transactions that does not directly or indirectly provide for the assumption of the obligations of the Guarantor hereunder without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed.  The Company may not assign or delegate its rights, interests or obligations hereunder to any other Person (except by operation of law or to an acquiror of all or substantially all of the assets of the Company prior to the Closing) without the prior written consent of the Guarantor, which consent shall not be unreasonably withheld or delayed.  Any purported assignment that is not in accordance with this Section 5.4 shall be null and void.  This Guaranty is a continuing Guaranty and shall be binding upon the Guarantor and its permitted successors and assigns.  This Guaranty shall inure to the benefit of the Company and its permitted successors and assigns.  Nothing contained in this Guaranty shall be deemed to confer upon anyone other than the parties hereto (and their permitted successors and assigns) any right to insist upon or to enforce the performance or observance of any of the obligations contained herein; provided, however, that notwithstanding anything to the contrary in this Guaranty, (a) each Indemnified Person and each beneficiary of a D&O Insurance or Reporting Tail Endorsement shall be a third party beneficiary under this Guaranty with respect to his or her rights under Section 6.1 of the Merger Agreement, and (b) all holders of Company Shares and other Company Securities (together with the beneficiaries under clause (a), the “Third-Party Beneficiaries”) shall be third party beneficiaries under this Guaranty with respect to their rights to receive the amounts to which they are entitled pursuant to Article II of the Merger Agreement from and after the Effective Time.

Section 5.5.  Governing Law; Jurisdiction.  (a) This Guaranty and all disputes, controversy and Proceedings (as defined below) arising in whole or in part under or in connection with this Guaranty, the negotiation, execution, existence, validity, enforceability or performance of this Guaranty, or for the breach or alleged breach hereof, shall be governed by and construed in accordance with the Laws of the State of Israel, without regard to the conflicts of law principles of such state that might apply the law of another jurisdiction.

(b)          With respect to any suit, action or proceeding relating to this Guaranty (each, a “Proceeding”), the Company and the Guarantor each irrevocably and unconditionally (i) agrees, consents to be subject to the exclusive jurisdiction of any court of competent jurisdiction located in Tel Aviv-Jaffa and submits itself and its properties and assets to such courts, (ii) waives any objection which it may have at any time to the laying of venue of any Proceeding brought in any such court, waives any claim that such Proceeding has been brought in an inconvenient forum and further waives the right to object, with respect to such Proceeding, that such court does not have any jurisdiction over such party, and (iii) agrees not to bring any Proceeding relating to this Guaranty in any court other than the aforesaid courts.  The foregoing consent to jurisdiction shall not be deemed to confer rights on any Person other than the parties to this Agreement and the Third-Party Beneficiaries.  Each of the Company and the Guarantor irrevocably agrees that service of any process, summons, notice or document in accordance with Section 5.1 shall be effective service of process for any action, suit or proceeding in Israel with respect to any matters for which it has submitted to jurisdiction pursuant to this Section 5.5(b).  Notwithstanding the foregoing, a the Company or the Guarantor may commence any Proceeding in any court other than the above-named courts solely for the purpose of enforcing an order or judgment issued by any of the above-named courts.

Section 5.6. Severability. If any provision in or obligation under this Guaranty shall be invalid, illegal or unenforceable in any jurisdiction, the validity, legality and enforceability of the remaining provisions or obligations, or of such provision or obligation in any other jurisdiction, shall not in any way be affected or impaired thereby.

Section 5.7. Interpretation. Section headings in this Guaranty are included herein for convenience of reference only and shall not constitute a part of this Guaranty for any other purpose or be given any substantive effect.

[Remainder of page intentionally blank]

IN WITNESS WHEREOF, the Guarantor has executed this Guaranty by its duly authorized officer as of the date first above written.

COVIDIEN INTERNATIONAL FINANCE S.A.

By: Name: Title: Facsimile: Address:	/s/ Salvador Sens Salvador Sens Managing Director +352 266 379 92 3b, bld Prince Henri, L-1724 Luxemburg

ACKNOWLEDGED:

MAZOR ROBOTICS LTD.

By: /s/ Ori Hadomi
Name: Ori Hadomi
Title:   Chief Executive Officer

By: /s/ Sharon Levita
Name: Sharon Levita
Title:   Chief Financial Officer

[Signature page to Guaranty]

APPENDIX C-1

Opinion of J.P. Morgan Securities LLC

September 20, 2018

The Board of Directors
Mazor Robotics Ltd.
North Industrial Park
5 Shacham Street
Caesarea 3088900 Israel

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value one Israeli Agora (NIS 0.01) per share (the “Company Ordinary Shares”) of Mazor Robotics Ltd. (the “Company”), including the American Depositary Shares of the Company, each representing two Company Ordinary Shares (the “Company ADSs”), of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with one or more direct or indirect wholly-owned subsidiaries of Medtronic plc (the “Acquiror”).  Pursuant to the Agreement and Plan of Merger, dated September 20, 2018 (the “Agreement”), among the Company, Given Imaging Ltd. (“Parent 1”), Oridion Medical 1987 Ltd. (“Parent 2”), Oridion Systems Ltd. (Parent 3”), Covidien Israel Holdings Ltd. (“Parent 4”) and Belinom Ltd. (“Merger Sub” and, together with the Acquiror, Parent 1, Parent 2, Parent 3 and Parent 4 the “Acquiror Group”), Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company and indirect wholly owned subsidiary of the Acquiror.  Pursuant to the Agreement, each outstanding Company Ordinary Share (including those represented by Company ADSs), other than Company Ordinary Shares held in treasury or by subsidiaries of the Company or the Excluded Shares (as defined in the Agreement), will be converted into the right to receive $29.25 per Company Ordinary Share, in cash without interest thereon (the “Consideration”).

In connection with preparing our opinion, we have (i) reviewed a draft dated September 20, 2018 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Ordinary Shares and Company ADSs and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror Group or otherwise reviewed by or for us.  We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification.  We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror Group under any state or federal laws relating to bankruptcy, insolvency or similar matters.  In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate.  We express no view as to such analyses or forecasts or the assumptions on which they were based.

We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us.  We have also assumed that the representations and warranties made by the Company and the Acquiror Group in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis.  We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues.  We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

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Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.  It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.  Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Ordinary Shares and Company ADSs in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction.  Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Ordinary Shares and Company ADSs in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated.  In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.  Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company.  During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with the Acquiror, for which we and such affiliates have received customary compensation.  Such services during such period have included acting as financial advisor to the Acquiror on the sale of its patient care, deep vein thrombosis and nutritional insufficiency businesses in July 2017.  In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Acquiror.  In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Ordinary Shares and Company ADSs in the proposed Transaction is fair, from a financial point of view, to such holders.

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The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC.  This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction.  This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter.  This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval.  This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

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APPENDIX C-2

Opinion of Duff & Phelps, LLC

Confidential Board of Directors Mazor Robotics Ltd. North Industrial Park 5 Shacham Street Caesarea 3088900 Israel	September 20, 2018

Ladies and Gentlemen:

Mazor Robotics Ltd., a company organized under the laws of the State of Israel (the “Company”), has engaged Duff & Phelps, LLC (“Duff & Phelps”) to serve as an independent financial advisor to the Board of Directors (the “Board of Directors”) of the Company (solely in its capacity as the Board of Directors) to provide this opinion (the “Opinion”) as of the date hereof as to the fairness, from a financial point of view, to the holders of ordinary shares, par value one Israeli Agora (NIS 0.01) per share, of the Company (each, an “Ordinary Share” or, collectively, the “Ordinary Shares”), including the American Depositary Shares of the Company, each representing two Ordinary Shares (collectively, the “ADSs” and, together with the Ordinary Shares, the “Company Shares”), other than the Excluded Shares and Treasury Shares (if any), of the Per Share Merger Consideration (as defined below) to be received by such holders in the contemplated transaction described below (the “Proposed Transaction”) (without giving effect to any impact of the Proposed Transaction on any particular holder of Ordinary Shares or ADSs other than in its capacity as a holder of Ordinary Shares or ADSs).

Description of the Proposed Transaction

It is Duff & Phelps’ understanding that the Company, Given Imaging Ltd., a company organized under the laws of the State of Israel, Oridion Medical 1987 Ltd., a company organized under the laws of the State of Israel, Oridion Systems Ltd., a company organized under the laws of the State of Israel, Covidien Israel Holdings Ltd., a company organized under the laws of the State of Israel and Belinom Ltd., a company organized under the laws of the State of Israel (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), dated September 20, 2018.  Pursuant to the Merger Agreement, among other things, Merger Sub will be merged with and into the Company (the “Merger”), the separate corporate existence of Merger Sub will cease and the Company will survive the Merger and become an indirect wholly-owned subsidiary of Medtronic plc as a result of the Merger.  In connection with the Merger, each Ordinary Share (including the Ordinary Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time (as defined below), other than the Excluded Shares and Treasury Shares (if any), shall automatically be converted into the right to receive $U.S. 29.25 per Ordinary Share, without interest and less applicable taxes required to be withheld (the “Per Share Merger Consideration”).  For purposes of this Opinion, (a) the “Treasury Shares” mean, collectively, the Ordinary Shares held in the treasury of the Company and the Ordinary Shares owned by any direct or indirect subsidiary of the Company immediately prior to the Effective Time, and (b) “Effective Time” and “Excluded Shares” have the respective meanings set forth in the Merger Agreement.

Duff & Phelps, LLC 55 East 52nd Street Floor 31 New York, NY 10055	T +1 212 871 2000	www.duffandphelps.com

Mazor Robotics Ltd.

September 20, 2018

Scope of Analysis

In connection with this Opinion, Duff & Phelps has made such reviews, analyses and inquiries as it has deemed necessary and appropriate under the circumstances.  Duff & Phelps also took into account its assessment of general economic, market and financial conditions, as well as its experience in securities and business valuation, in general, and with respect to similar transactions, in particular.  Duff & Phelps’ procedures, investigations, and financial analysis with respect to the preparation of its Opinion included, but were not limited to, the items summarized below:

1.	Reviewed the following documents:

a.
The Company’s annual reports and audited financial statements on Form 20-F filed with the Securities and Exchange Commission (“SEC”) for the years ended December 31, 2013, December 31, 2014, December 31, 2015, December 31, 2016, and December 31, 2017;

b.	The Company’s unaudited interim financial statements for June 30, 2018 included in the Company’s Form 6-K filed with the SEC;

c.
Unaudited segment financial information for the Company for the year ended December 31, 2017 and the six months ended June 30, 2018, which the Company’s management identified as being the most current financial statements available;

d.
Other internal documents relating to the history, current operations, and probable future outlook of the Company, including financial projections, provided to Duff & Phelps by management of the Company (the “Mazor Management Projections”); and

e.	Documents related to the Proposed Transaction, including the Merger Agreement, dated September 20, 2018;

2.	Discussed the information referred to above and the background and other elements of the Proposed Transaction with the management of the Company;

3.	Reviewed the historical trading price and trading volume of the Ordinary Shares and the ADSs and the publicly traded securities of certain other companies that Duff & Phelps deemed relevant;

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Mazor Robotics Ltd.

September 20, 2018

4.
Performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques including a discounted cash flow analysis, an analysis of selected public companies that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

5.	Conducted such other analyses and considered such other factors as Duff & Phelps deemed appropriate.

Assumptions, Qualifications and Limiting Conditions

In performing its analyses and rendering this Opinion with respect to the Proposed Transaction, Duff & Phelps, with the Company’s consent:

1.
Relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including Company management, and did not independently verify such information;

2.
Relied upon the fact that the Board of Directors and the Company have been advised by counsel as to all legal matters with respect to the Proposed Transaction, including whether all procedures required by law to be taken in connection with the Proposed Transaction have been duly, validly and timely taken;

3.
Assumed that any estimates, evaluations, forecasts and projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and Duff & Phelps expressed no opinion with respect to such projections or the underlying assumptions;

4.	Assumed that the information supplied and representations made by the Company management are substantially accurate regarding the Company and the Proposed Transaction;

5.
Assumed that the representations and warranties made by all parties in the Merger Agreement are substantially accurate and that each party to the Merger Agreement will perform all covenants, undertakings and obligations required to be performed by such party;

6.	Assumed that the final versions of all documents reviewed by Duff & Phelps in draft form, including the Merger Agreement, conform in all material respects to the drafts reviewed;

7.
Assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of the Company since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts that would make the information reviewed by Duff & Phelps incomplete or misleading;

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Mazor Robotics Ltd.

September 20, 2018

8.
Assumed that all of the conditions required to implement the Proposed Transaction will be satisfied and that the Proposed Transaction will be completed in accordance with the Merger Agreement without any amendments thereto or any waivers of any terms or conditions thereof, in either case that would be material to this Opinion; and

9.
Assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any undue delay, limitation, restriction or other adverse condition that would have a material effect on the Company.

To the extent that any of the foregoing assumptions or any of the facts on which this Opinion is based prove to be untrue in any material respect, this Opinion cannot and should not be relied upon.  Furthermore, in Duff & Phelps’ analysis and in connection with the preparation of this Opinion, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Proposed Transaction.

Duff & Phelps has prepared this Opinion effective as of the date hereof.  This Opinion is necessarily based upon the information made available to Duff & Phelps as of the date hereof and market, economic, financial and other conditions as they exist and can be evaluated as of the date hereof, and Duff & Phelps disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting this Opinion which may come or be brought to the attention of Duff & Phelps after the date hereof, or to update, revise or reaffirm this Opinion after the date hereof.

Duff & Phelps did not evaluate the Company’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise).  Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Proposed Transaction, the assets, businesses or operations of the Company, or any alternatives to the Proposed Transaction, (ii) negotiate the terms of the Proposed Transaction, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from the Company’s perspective, that could, under the circumstances, be reasonably negotiated among the parties to the Agreement and the Proposed Transaction, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Proposed Transaction.

Duff & Phelps is not expressing any opinion as to the market price or value of the Ordinary Shares or ADSs (or anything else) after the announcement or the consummation of the Proposed Transaction.  This Opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of the Company’s credit worthiness, as tax advice, or as accounting advice.  Duff & Phelps has not made, and assumes no responsibility to make, any representation, or render any opinion, as to any legal matter.

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Mazor Robotics Ltd.

September 20, 2018

In rendering this Opinion, Duff & Phelps is not expressing any opinion with respect to the amount or nature or any other aspect of any compensation to any of the Company’s officers, directors, or employees, or any class of such persons, relative to the consideration to be received by the public shareholders of the Company in the Proposed Transaction, or with respect to the fairness of any such compensation.  In addition, this Opinion does not address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Ordinary Shares and the ADSs (other than the Excluded Shares and the Treasury Shares, if any).  This Opinion is furnished solely for the use and benefit of the Board of Directors in connection with its consideration of the Proposed Transaction and is not intended to, and does not, confer any rights or remedies upon any other person, and is not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ prior written consent, except as permitted in the engagement letter between Duff & Phelps and the Company dated September 14, 2018 (the “Engagement Letter”).  This Opinion (i) does not address the merits of the underlying business decision to enter into the Proposed Transaction versus any alternative strategy or transaction; (ii) does not address any transaction related to the Proposed Transaction; (iii) is not a recommendation as to how the Board of Directors or any holder of Company Shares should vote or act with respect to any matters relating to the Proposed Transaction, or whether to proceed with the Proposed Transaction or any related transaction; and (iv) does not indicate that the consideration received is the best possibly attainable under any circumstances; instead, it merely states whether the consideration in the Proposed Transaction is within a range suggested by certain financial analyses.  The decision as to whether to proceed with the Proposed Transaction or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which this Opinion is based.  This Opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

This Opinion is solely that of Duff & Phelps, and Duff & Phelps’ liability in connection with this Opinion shall be limited in accordance with the terms set forth in the Engagement Letter.  This Opinion is confidential, and its use and disclosure is strictly limited in accordance with the terms set forth in the Engagement Letter, subject to exceptions set forth therein.

Disclosure of Prior Relationships

Duff & Phelps has acted as financial advisor to the Board of Directors (solely in its capacity as the Board of Directors) and will receive a fee for its services. Pursuant to the terms of the Engagement Letter, a portion of Duff & Phelps’ fee is payable upon execution of the Engagement Letter and a portion of Duff & Phelps’ fee is payable upon the Board of Directors request for Duff & Phelps to deliver the Opinion and Duff & Phelps informing, prior to the termination of the Engagement Letter in accordance with its terms, the Board of Directors in writing that it is prepared to deliver this Opinion.  However, no portion of Duff & Phelps’ fee is refundable or contingent upon either the conclusion expressed in this Opinion or whether or not the Proposed Transaction is successfully consummated.  In addition, pursuant to the Engagement Letter, the Company has agreed to reimburse certain expenses of Duff & Phelps (subject to a cap) and to indemnify Duff & Phelps for certain liabilities.  Other than this engagement, and certain dispute consulting engagements rendered on behalf of Medtronic plc, during the two years preceding the date of this Opinion, Duff & Phelps has not had any material relationship with any party to the Proposed Transaction for which compensation has been received or is intended to be received, nor is any such material relationship or related compensation mutually understood to be contemplated.

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Mazor Robotics Ltd.

September 20, 2018

Conclusion

Based upon and subject to the foregoing, Duff & Phelps is of the opinion that as of the date hereof, the Per Share Merger Consideration to be received by the holders of the Ordinary Shares, including the Ordinary Shares represented by ADSs (other than the Excluded Shares and Treasury Shares, if any), in the Proposed Transaction is fair, from a financial point of view, to such holders (without giving effect to any impact of the Proposed Transaction on any particular holder of the Company Shares other than in its capacity as a holder of such Company Shares).

This Opinion has been approved by the Opinion Review Committee of Duff & Phelps.

Respectfully submitted,

Duff & Phelps, LLC

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APPENDIX D

Voting Instructions for Holders of ADSs

Mazor Robotics Ltd.

Instructions to The Bank of New York Mellon, as Depositary
(Must be received prior to 12:00 p.m. E.T. on November 15, 2018)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of Mazor Robotics Ltd. Registered in the name of the undersigned on the books of the Depositary as of the close of business on October 18, 2018 at the Special General Meeting of Shareholders of Mazor Robotics Ltd. to be held on November 19, 2018 or any postponement or adjournment thereof in respect of the resolutions specified on the reverse.

NOTES:

1.
Please direct the Depositary how it is to vote by placing an “X” in the appropriate box opposite the agenda item. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then a discretionary proxy will be given to a person designated by the Company.

(Continued and to be marked, dated and signed, on the other side)

Merger Proposal
Approval (pursuant to Section 320 of the ICL) of: (i) the merger of Belinom Ltd. (“Merger Sub”) (an entity wholly owned by Given Imaging Ltd., Oridion Medical 1987 Ltd., Oridion Systems Ltd., Covidien Israel Holdings Ltd. (collectively and individually, “Parent”)) with and into Mazor, pursuant to Sections 314 through 327 of the ICL, following which Merger Sub will cease to exist and Mazor will become collectively wholly owned by Parent and Covidien Group S.a.r.l (“CovLux”) (the “Merger”); (ii) the Agreement and Plan of Merger, dated as of September 20, 2018, as it may be amended from time to time (the “Merger Agreement”), by and among Mazor, Merger Sub and Parent; (iii) the consideration to be received by the shareholders of Mazor (other than CovLux) in the Merger (the “Merger Consideration”), consisting of US$29.25 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Mazor, par value NIS 0.01 per share (including ordinary shares underlying American Depositary Shares of Mazor, the “Ordinary Shares”) owned immediately prior to the effective time of the Merger; (iv) amendment of Mazor’s Compensation Policy for Officers and Directors such that the annual premium limit for D&O liability insurance shall be increased to US$1,500,000; (v) the purchase by Mazor of a run-off directors’ and officers’ liability insurance policy for a period of seven years following the effective time of the Merger, as permitted under the Merger Agreement; (vi) the accelerated vesting and cancellation of each outstanding option to purchase Ordinary Shares of Mazor (including those granted to Mazor’s officers and directors) in exchange for the right to receive a lump sum cash payment equal to the product of the excess, if any, of the Merger Consideration over the applicable per share exercise price of such option, and the total number of Ordinary Shares underlying such option, without interest and subject to applicable withholding taxes; (vii) the accelerated vesting and cancellation of each outstanding restricted stock unit (“RSU”) (including those granted to Mazor’s officers) in exchange for the right to receive a lump sum cash payment (to the extent such payment does not trigger taxes under Section 409A of the Internal Revenue Code of 1986, as amended) equal to the product of the Merger Consideration and the number of Ordinary Shares subject to such RSUs, without interest and subject to applicable withholding taxes; (viii) the payment by Mazor of special transaction bonuses to officers of Mazor in connection with the Merger and subject to the completion of the Merger, as permitted under the Merger Agreement; and (ix) all other transactions and arrangements contemplated by the Merger Agreement (each of items (i) through (ix) as is further described in the accompanying proxy statement).

Special General Meeting of Shareholders of Mazor Robotics Ltd. Date: November 19, 2018 See Voting Instruction On Reverse Side. Please make your marks like this: ☒Use pen only					Special General Meeting of Shareholders of Mazor Robotics Ltd. to be held on November 19, 2018 For Holders as of October 18, 2018
Important Instructions for Items 1A and 1B relating to the Merger Proposal:

IF YOU ARE NOT A MEDTRONIC AFFILIATED PARTY PLEASE BE CERTAIN TO CHECK THE BOX “NO” IN ITEM 1A TO CONFIRM YOUR STATUS.

IF YOU ARE NOT A CONTROLLING SHAREHOLDER OF MAZOR AND DO NOT HAVE A PERSONAL INTEREST IN THE APPROVAL OF THE MERGER PROPOSAL, PLEASE BE CERTAIN TO CHECK THE BOX “NO” IN ITEM 1B TO CONFIRM YOUR STATUS.

• Mark, sign and date your Voting Instruction Form. • Detach your Voting Instruction Form. • Return your Voting Instruction Form in the postage-paid envelope provided.

Under the ICL, your ordinary shares cannot vote and will not be counted for the vote on the Merger Proposal unless you provide the foregoing important confirmations.

If you are a Medtronic affiliated party, please check the box “YES” in Item 1A.

If you are a controlling shareholder of Mazor or have a personal interest in the approval of the Merger Proposal, please check the box “YES” in Item 1B.
All votes must be received by 12:00 p.m. E.T. November 15, 2018.

PROXY TABULATOR FOR MAZOR ROBOTICS LTD. P.O. BOX 8016 CARY, NC 27512-9903

		For	Against	Abstain
1.	Approval of the Merger Proposal. (Please see reverse side for Merger Proposal)	☐	☐	☐
		No	Yes
1A.
The undersigned is Parent, Merger Sub or any person or entity holding at least 25% of the means of control of either Parent or Merger Sub, or any person or entity acting on behalf of either Parent or Merger Sub or any family member of, or entity controlled by, any of the foregoing (a “Medtronic affiliated party”). Check the box “NO” to confirm that you are not a Medtronic affiliated party. Otherwise, check the box “YES” if you are a Medtronic affiliated party.
(THIS ITEM MUST BE COMPLETED)
		☐	☐
		No	Yes
1B.
The undersigned is a controlling shareholder of Mazor or has a personal interest in the approval of the Merger Proposal. Check the box “NO” to confirm that you are not a controlling shareholder of Mazor and do not have a personal interest in the approval of the Merger Proposal. Otherwise, check the box “YES” if you are a controlling shareholder of Mazor or have a personal interest in the approval of the Merger Proposal.
(THIS ITEM MUST BE COMPLETED)
		☐	☐

Voting material available online. See address below. https://investors.mazorrobotics.com/shareholder-meetings

Authorized Signatures - This section must be completed for your instructions to be executed.

Please Sign Here	Please Date Above

Please Sign Here	Please Date Above